

2026
Annual Report

Reimagine how work gets done.



Letter from our Co-Founder and Chief Executive Officer

Dear Stockholders,

It's both humbling and energizing to step back into the CEO role at such a pivotal time for Workday and our industry. AI is reshaping how work gets done, and I believe Workday can once again redefine enterprise software.

Great companies don't just win in one generation of technology. They stand the test of time and lead through multiple waves. We won in the cloud, and now we have the opportunity to win again in AI. I genuinely believe this shift will be even bigger than what we captured in the cloud era.

As we look ahead, Workday is entering a new chapter that will be defined by AI and innovation.

Our first chapter was our founding in 2005, built on the idea of HR and Finance in the cloud and on a set of core values that still guide us today. The second was a period of hypergrowth and product leadership. The third, beginning in 2023, was about operational excellence and efficiency as we grew into a Fortune 500 company. Carl Eschenbach brought the rigor and discipline we needed for that chapter, and I'm personally grateful for his partnership.

Now we've entered chapter four. AI is a once-in-a-generation opportunity to transform HR and Finance, and Workday is uniquely positioned to lead it.

We're entering this chapter with a strong foundation. In fiscal 2026, Workday delivered $9.552 billion in total revenues, up 13.1% year over year, and $8.833 billion in subscription revenues, up 14.5%, while expanding non-GAAP operating margin to 29.6%. Those results reflect the trust our more than 11,500 customers place in Workday to run the most important aspects of their business, their people and their money. That trust matters even more in the AI era.

Workday operates at the heart of the enterprise, in HR, Finance and IT, where the margin for error is effectively zero. When payroll runs, the books close, or compliance is on the line, almost right is not good enough.

Our opportunity is to bring together the deterministic business processes we run today with the power of AI, tightly coupled, responsible, and built to deliver meaningful ROI for our customers. Sana from Workday is central to that strategy. Already integrated into the Workday stack, Sana is both a new AI experience and a powerful way to connect, orchestrate, and manage AI agents across the enterprise, all using the same security, permissions, and audit framework our customers already trust.

Over the past year, we experienced accelerating adoption of our acquired agents. Looking ahead, the agents we're building organically on top of Workday, deeply embedded in our core, will be an increasingly important driver of our growth.

How we lead matters as much as what we build. Since returning, one thing is very clear to me: our values must remain central to our path forward, with employees as our #1 core value. If we get that right, we will innovate better, serve our customers better, and execute better.

It is an incredibly exciting time to be leading Workday. I'm grateful for the confidence you've placed in us. Let's go win, the Workday way.

Sincerely,

Aneel Bhusri
Co-Founder, Chief Executive Officer, and Chair



WORKDAY, INC.
6110 STONERIDGE MALL ROAD
PLEASANTON, CALIFORNIA 94588

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

Date	Tuesday, June 16, 2026	**Location**	Online at www.virtualshareholdermeeting.com/WDAY2026
Time	9:00 AM (Pacific Daylight Time)	**Who Can Vote**	Stockholders of record as of April 17, 2026

The 2026 Annual Meeting of Stockholders ("Annual Meeting") of Workday, Inc., a Delaware corporation (referred to as "Workday," "we," "us," and "our") will be held via live audio webcast on **Tuesday, June 16, 2026, at 9:00 a.m. PDT** to consider the Items of Business listed below and more fully described in the accompanying Proxy Statement. The Annual Meeting is being held in a virtual format to enhance stockholder engagement, enable improved communication, and allow access to all stockholders regardless of geographic location.

Items of Business

1. To elect four nominees to our Board of Directors to serve as Class II directors until the 2029 Annual Meeting of Stockholders;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2027;
3. To approve, on an advisory basis, the compensation paid to Workday's named executive officers;
4. To approve the amendment and restatement of our 2022 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance;
5. To approve the amendment and restatement of our 2012 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance;
6. To consider and vote upon a stockholder proposal regarding disclosure of employee retention rates by demographic category; and
7. To consider and vote upon a stockholder proposal regarding disclosure of voting results based on share class.

We will also transact any other business that may properly come before the Annual Meeting, although we are not aware of any such business as of the date of this Proxy Statement.

All stockholders of record at the close of business on April 17, 2026 — which the Board of Directors has established as the record date — are entitled to vote on the above items and to attend the Annual Meeting. Beginning on or about May 5, 2026, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") is being mailed to stockholders of record. It contains instructions on how to access the Proxy Statement for our Annual Meeting and our Annual Report to Stockholders on Form 10-K for our fiscal year ended January 31, 2026 (together, the "proxy materials") online at www.proxyvote.com. The Internet Notice also includes instructions on how to vote online, as well as how to receive a paper or email copy of the proxy materials, which will include instructions on voting by telephone or mail, as applicable.

You will be able to listen to the Annual Meeting, submit your questions, and vote during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/WDAY2026 and entering the 16-digit control number provided to you. Further details about voting and attending the Annual Meeting are set forth in the Questions and Answers section beginning on page 98 of the Proxy Statement.

If you have any questions regarding this information or the proxy materials, please visit our website at investor.workday.com or contact our Investor Relations department via email at IR@workday.com.

> *YOUR VOTE IS IMPORTANT*
>
> *Whether or not you plan to join our virtual Annual Meeting, please vote as promptly as possible to ensure your representation at the meeting.*

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 16, 2026: THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT www.proxyvote.com

We appreciate your continued support of Workday and look forward to receiving your proxy.

By order of the Board of Directors,

Aneel Bhusri
Co-Founder, Chief Executive Officer,
and Chair of the Board
May 5, 2026

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY **1**

PROPOSAL NO. 1: ELECTION OF DIRECTORS **8**

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM . . . **21**

PROPOSAL NO. 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION **23**

PROPOSAL NO. 4: AMENDMENT & RESTATEMENT OF 2022 EQUITY INCENTIVE PLAN **24**

PROPOSAL NO. 5: AMENDMENT & RESTATEMENT OF 2012 EMPLOYEE STOCK PURCHASE PLAN **32**

PROPOSAL NO. 6: STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF EMPLOYEE RETENTION RATES BY DEMOGRAPHIC CATEGORY **36**

PROPOSAL NO. 7: STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF VOTING RESULTS BASED ON SHARE CLASS **39**

DIRECTORS AND CORPORATE GOVERNANCE **41**
Corporate Governance 41
Risk Oversight by Our Board of Directors 41
Board Oversight of Security, Privacy, and Trust . . 42
Director Independence 42
Leadership Structure 42
Lead Independent Director 43
Executive Sessions of Independent Directors . . . 43
Meetings of the Board of Directors 43
Committees of the Board of Directors 44
Compensation Committee Interlocks and Insider Participation 46
Considerations in Evaluating Director Nominees 46
Non-Employee Director Compensation 48
Communications with the Board of Directors . . . 50
Stockholder Recommendations for Nominations to the Board of Directors 50

RESPONSIBLE BUSINESS PRACTICES **51**
Our Values 51
Protecting Our Business 51
Code of Conduct 51
Insider Trading Policy 51
Serving Our Customers 52
Supporting Our Employees 54

Impacting Our Communities 54
Transparent Approach to Public Policy Advocacy 55
Additional Information 55

RELATED PARTY TRANSACTIONS **56**

REPORT OF THE AUDIT COMMITTEE **58**

EXECUTIVE OFFICERS **59**

EXECUTIVE COMPENSATION **62**
Compensation Discussion and Analysis 62
Executive Summary 62
2025 Stockholder Advisory Vote on Executive Compensation 66
Executive Compensation Philosophy and Objectives 67
Our Compensation-Setting Process 69
Compensation Peer Group 69
Elements of Our Executive Compensation Program 70
Other Compensation Policies 79
Tax and Accounting Considerations 80

REPORT OF THE COMPENSATION COMMITTEE **82**

SUMMARY COMPENSATION TABLE **83**
Grants of Plan-Based Awards in Fiscal 2026 . . . 84
Outstanding Equity Awards at Fiscal Year-End. . . 85
Stock Vested in Fiscal 2026 86
401(k) Plan 86
Pension Benefits and Nonqualified Deferred Compensation 86
CEO Pay Ratio Disclosure 86
Pay Versus Performance 87

EMPLOYMENT ARRANGEMENTS AND INDEMNIFICATION AGREEMENTS **91**
Employment Arrangements 91
Potential Payments Upon Termination or Change in Control 92
Indemnification Arrangements 93

EQUITY COMPENSATION PLAN INFORMATION **94**
Securities Authorized for Issuance Under Equity Compensation Plans 94

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT . . **95**

DELINQUENT SECTION 16(a) REPORTS **97**

QUESTIONS AND ANSWERS **98**

ADDITIONAL INFORMATION **102**
Stockholder Proposals for 2027 Annual Meeting 102

Solicitation of Proxies 102

Fiscal 2026 Annual Report 102

OTHER MATTERS **102**

APPENDIX A: Amended and Restated 2022
Equity Incentive Plan **A-1**

APPENDIX B: Amended and Restated 2012
Employee Stock Purchase Plan **B-1**

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our strategies and objectives, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our Annual Report on Form 10-K for the fiscal year ended January 31, 2026, and our other filings with the Securities and Exchange Commission ("SEC"). All forward-looking statements are based on management's estimates, projections, and assumptions as of the date hereof. Although we believe that the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We undertake no duty to update any of these forward-looking statements after the date of this Proxy Statement or to conform these statements to actual results or revised expectations, except as required by law.

TRADEMARKS

Workday, the Workday logo, Peakon, and VIBE are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this Proxy Statement are the property of their respective owners.

NO INCORPORATION OF WEBSITES BY REFERENCE

This Proxy Statement includes several website addresses. These are intended to provide inactive, textual references only, and the information on these websites is not a part of this Proxy Statement.

FISCAL YEAR

Our fiscal year ends on January 31. References to "fiscal 2026," for example, refer to the fiscal year ended January 31, 2026.

(This page has been left blank intentionally.)

PROXY STATEMENT SUMMARY

This Proxy Statement and the enclosed form of proxy are being furnished in connection with the solicitation of proxies by the Board of Directors of Workday, also referred to as the "Board," for use at the 2026 Annual Meeting of Stockholders. The below summary highlights the proposals to be acted on, as well as selected information about our corporate governance, executive compensation, and business. We encourage you to read the entire Proxy Statement for more information prior to voting.

2026 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	June 16, 2026, 9:00 a.m. Pacific Daylight Time
Location:	The Annual Meeting will be held online at www.virtualshareholdermeeting.com/WDAY2026 via a live audio webcast. You will not be able to attend the Annual Meeting in person.
Record Date:	April 17, 2026
Meeting Access:	Stockholders who held shares of our common stock as of the record date will be able to access and vote at the Annual Meeting by using the 16-digit control number included in the Internet Notice or with the proxy materials they received. Others may also access and listen to the virtual meeting via the link above but are not eligible to vote.
Who Can Vote:	Holders of record of our Class A and Class B common stock as of the record date are entitled to vote. Our Class A common stock, which is publicly traded, has one vote per share. Our Class B common stock, which is primarily held by certain of our executive officers, directors, and other affiliates, has 10 votes per share. *We strongly encourage all stockholders to vote and to do so as promptly as possible.*
How to Vote:	Below are the ways stockholders who held shares of our common stock as of the record date can vote ahead of and during the Annual Meeting. If you only received an Internet Notice, you can vote online. If you received a copy of the proxy materials, you can vote online, by phone, or by mail following the instructions provided. If you hold your shares through a broker, bank, or other nominee, you should receive a voting instruction form that contains voting instructions.

HOW TO VOTE *(requires the 16-digit control number included in your Internet Notice, proxy card, or voting instruction form)*

ONLINE BEFORE ANNUAL MEETING	PHONE (if you received proxy materials)	MAIL (if you received proxy materials)	ONLINE DURING ANNUAL MEETING
			
Go to www.proxyvote.com until 11:59 p.m. EDT on June 15, 2026	Call toll-free at 1-800-690-6903 until 11:59 p.m. EDT on June 15, 2026	Complete and mail your proxy card so it is received prior to the Annual Meeting	Go to www.virtualshareholdermeeting.com/WDAY2026

 Please see the "Questions and Answers" section beginning on page 98 for additional information about the Annual Meeting, voting, and other procedures.

PROPOSALS AND BOARD RECOMMENDATIONS

PROPOSALS		BOARD RECOMMENDATION	FURTHER DETAILS
1.	To elect to our Board of Directors the following four nominees to serve as Class II directors until the 2029 Annual Meeting of Stockholders: Wayne A.I. Frederick, M.D., Mark J. Hawkins, Rhonda J. Morris, and George J. Still, Jr.	☑ "FOR" each director nominee	Pages 8-20
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2027	☑ "FOR"	Pages 21-22
3.	To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement	☑ "FOR"	Page 23
4.	To approve the amendment and restatement of our 2022 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance	☑ "FOR"	Pages 24-31
5.	To approve the amendment and restatement of our 2012 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance	☑ "FOR"	Pages 32-35
6.	To consider and vote upon a stockholder proposal regarding disclosure of employee retention rates by demographic category	☒ "AGAINST"	Pages 36-38
7.	To consider and vote upon a stockholder proposal regarding disclosure of voting results based on share class	☒ "AGAINST"	Pages 39-40

ELECTION OF DIRECTORS AND GOVERNANCE

Our Board of Directors oversees areas significant to Workday's business and affairs, such as risk management and strategy, helping to ensure we operate effectively and ethically and in the best interests of our stockholders. The Board is organized into three classes, with the members of each class up for election once every three years. The Board monitors and reviews with management both the performance of Workday (in relation to its financial objectives, major goals, strategies, and competitors) and Workday's long-term strategic business plans, as well as other pertinent issues affecting our company.

Our Board recommends that you vote FOR each of the below nominees to serve as Class II directors until the 2029 Annual Meeting of Stockholders.

NOMINEES	DIRECTOR SINCE	INDEPENDENT	CURRENT COMMITTEES
Wayne A.I. Frederick, M.D., 54 Interim President, Howard University	2022	✓	Nominating and Governance
Mark J. Hawkins, 67 Former President & Chief Financial Officer, Salesforce, Inc.	2023	✓	Audit, Nominating and Governance
Rhonda J. Morris, 60 Former Vice President & Chief Human Resources Officer, Chevron Corporation	2025	✓	Compensation
George J. Still, Jr., 68 Partner Emeritus, Norwest Venture Partners	2009	✓	Compensation, Investment

Board Highlights
as of May 5, 2026



Our Board	11 Members	3 Women	8 Men	
Age	62 Average Age	*Age 50-60* 5 Directors	*Age 61-70* 5 Directors	*Age 71+* 1 Director
Tenure	~7.75 Years Average	*> 10 years* 4 Directors	*4-10 years* 2 Directors	*< 4 years* 5 Directors



10 of 11 Directors are **Independent**



55% Diverse

55% of all Directors are **Women or Minorities**

Director Experience and Qualifications


Technology
8 Directors


Cybersecurity or Privacy
5 Directors


Artificial Intelligence or Emerging Tech
6 Directors


Global Business Operations
9 Directors


Business Development or Strategy
7 Directors


Sales, Marketing, or Brand Building
8 Directors


Human Capital Management
9 Directors


Finance or Accounting
7 Directors


Executive Leadership
11 Directors


Other Public Company Board Service
10 Directors

Governance Highlights



We are committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our key stakeholders, and strengthens Board and management accountability. Our governance structure fosters transparency and provides a clear framework for ethical decision-making, risk management, and regulatory compliance. Some highlights of our governance program include:

✓	Lead Independent Director	✓	Annual Board and Committee Evaluations
✓	Ongoing Board Refreshment — Three New Directors Added in the Last Two Fiscal Years and recent rotation of Lead Independent Director role	✓	Ongoing Board and Executive Succession Planning
✓	Ongoing Board Committee Refreshment	✓	Majority Voting for Directors
✓	Highly Independent Board (10 of 11 Directors)	✓	Frequent Executive Sessions of Independent Directors
✓	100% Independent Committees	✓	Robust Stock Ownership Guidelines for Directors and Executives
✓	Board Composition Reflects Well-Rounded Range of Backgrounds, Experiences, Skills, and Tenure	✓	Clawback Policy for Executives that Exceeds Nasdaq Global Select Market Listing Requirements
✓	Highly Engaged Board Oversight of Critical Risk Areas	✓	Annual Advisory Vote to Approve Executive Compensation
✓	Continuing Director Education	✓	Proactive Stockholder Outreach and Year-Round Engagement Program

Stockholder Engagement



Our Board of Directors values and takes seriously the views of our stockholders. Our Board regularly reviews our governance and executive compensation policies and practices, risk and strategy oversight, and culture and human capital programs, and takes the perspectives of our stockholders into account as it considers appropriate changes. In addition to our Annual Meeting each year, we provide stockholders with meaningful opportunities to deliver feedback on areas such as our corporate governance, compensation programs, and responsible artificial intelligence ("AI") practices through our year-round stockholder engagement program. Our proactive stockholder engagement allows for an open dialogue with our stockholders, promoting transparency and accountability.



Year-Round Engagement Cycle



Winter/Spring
Assess Stockholder Feedback and Prepare Disclosures

- Review stockholder feedback and consider updates to governance and executive compensation practices and disclosures
- Prepare and publish Annual Report
- Prepare and publish Proxy Statement



Spring/Summer
Hold Annual Meeting

- Engage with stockholders about proxy matters, respond to questions, and solicit support for Board recommendations
- Review proxy advisory firms' analyses of voting matters
- Hold Annual Meeting of Stockholders in June
- Post recording of Annual Meeting, including Q&A from stockholders, on our Investor Relations website
- Receive and publish voting results



Fall/Winter
Conduct Stockholder Outreach

- Hold Workday Rising, including Financial Analyst Day
- Engage in proactive stockholder outreach to discuss developments in Workday's business, board composition, corporate governance, and other topics important to stockholders



Summer/Fall
Consider Meeting Results

- Consider Annual Meeting voting results, investor feedback, governance best practices, and regulatory developments and discuss such results, feedback, and updates with the Board and committees
- Plan stockholder outreach and prioritize focus areas
- Prepare for Workday Rising and annual Financial Analyst Day



Our Investor Relations team regularly meets with investors and investment analysts. Meetings often include participation from our legal, executive compensation, environmental sustainability, and responsible AI business leaders, as well as an independent director, upon request. Our legal team regularly communicates topics discussed and stockholder feedback to senior management and the Board for consideration in their decision-making. We also engage with proxy advisory firms to discuss our programs and stockholder feedback and learn about key focus areas their clients are raising. Our quarterly earnings calls provide stockholders with an opportunity to hear about our financial results and corporate strategy.

Below is a summary of our engagement with stockholders since we filed our 2025 Proxy Statement.

We actively reached out to our top 25 stockholders, representing approximately



60%

of the shares of our outstanding Class A common stock.[1]

We held meetings with 16 stockholders, representing approximately



29%

of the shares of our outstanding Class A common stock.[1]

(1) Represents ownership as of December 31, 2025.

Topics Discussed

- Financial performance and stockholder value creation
- Corporate governance
- Board oversight of risks and strategy
- Board composition, including membership, committees, and leadership refreshment
- Our executive compensation program, including alignment of pay with performance and stock-based compensation dilution
- Oversight and governance of AI and our responsible AI practices
- Human capital management and employee engagement
- Our strategic roadmap and growth drivers, including innovation and recent acquisitions

     

What We Have Heard from Stockholders

| Continue focus on Board refreshment and leadership | Executive equity grants lack performance conditions | Reduce stock-based compensation expense | Increase disclosures of Board-level AI oversight |

How We Have Responded



| **Rotated Lead Independent Director and refreshed committee membership** to enhance independence and sound governance practices | **Introduced performance-based restricted stock unit awards** to strengthen our executive compensation pay for performance philosophy | **Reduced stock-based compensation expense** as a percentage of revenues in fiscal 2026 by 96 basis points, as compared to fiscal 2025 | **Affirmed that the full Board oversees operational risks related to AI,** and added AI-related risks to relevant committee charters to assist the Board in this critical oversight responsibility |

We intend to continue the dialogue with our stockholders on the matters listed above and others, and will consider stockholder feedback along with best practices, market standards, and applicable regulations in making governance and other key board decisions.

EXECUTIVE COMPENSATION PROGRAM

We operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to recruit, incentivize, and retain the talent necessary to execute against our business objectives. Our compensation philosophy is therefore designed to establish and maintain a compensation program that attracts, motivates, and rewards talented individuals who possess the skills necessary to support and lead our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals. The key elements of our total rewards philosophy include:

 **Attract and retain talent**

  **Focus on innovation and performance**

Alignment with stockholders

Our executive compensation program is comprised of base salary, performance-based cash bonuses, equity-based awards that include both time- and performance-based vesting, and health and wellbeing programs. Our executive compensation program has been, and continues to be, weighted more heavily towards equity compensation. During fiscal 2026, the Compensation Committee of our Board of Directors reviewed and assessed our compensation philosophy, and together with the assistance of our independent compensation consultant and management, reviewed, evaluated, and approved the compensation arrangements of our executive officers.

WORKDAY AT-A-GLANCE

At Workday, we strive to reimagine how work gets done and hope to empower customers to do the same through an innovative suite of solutions with more than 75 million users under contract around the world and across industries — from emerging and medium-sized businesses to more than 65% of the Fortune 500. Central to our purpose is a set of core values — with our **employees** as number one — along with **customer service**, **innovation**, **integrity**, **fun**, and **profitability**. We believe that happy employees lead to happy customers, and we are committed to helping our customers adapt and thrive in this increasingly dynamic business environment.

Our Business

Workday is the enterprise AI platform for managing people, money, and agents. Workday provides more than 11,500 organizations with cloud solutions powered by AI to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

Fiscal 2026 Financial Highlights

Our solid fiscal 2026 results are a testament to the strategic, mission-critical nature of our solutions and the strength of our business. Financial highlights for fiscal 2026 include:

- *Total Revenues.* Total revenues of $9.6 billion, an increase of 13% year over year

- *Subscription Revenues.* Subscription revenues of $8.8 billion, an increase of 14% year over year

- *Operating Cash Flows.* Operating cash flows of $2.9 billion, an increase of 19% year over year

Driven by Values

 Workday's values have been part of our DNA since day one and help create a workplace where everyone has the opportunity to thrive. When we look ahead, our values shape the possibilities we see — for reinvention, for progress, for reimaging how work gets done.

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. We believe a workplace where all employees are valued for their unique perspectives and where we collectively contribute to Workday's success and innovation is the key to great products, happy customers, and an enduring company. Our Chief People Officer is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; workforce planning and our skills-based hiring approach; employee skills, development, engagement, and wellbeing; and our inclusive, high-performance culture. Our Chief People Officer and our Chief Executive Officer regularly update our Board of Directors and the Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and company-wide people programs.

    

Employees   **Customer Service**   **Innovation**   **Integrity**   **Fun**   **Profitability**

Responsible Business Practices

Workday is committed to operating with integrity as we grow our business and execute our strategy, including caring for people and our communities. Our strategic approach to corporate responsibility focuses on key areas that support our enduring growth and is built on four core principles:

Help Others Innovate	**Protect the Planet**	**Put People First**	**Act with Integrity**

As stewards of information that is valuable to us and our customers, suppliers, and partners, we prioritize trust, privacy, and security. We believe in the power of AI to unlock human potential, drive business value, and enable our customers and their employees to focus on strategic and fulfilling work. We are committed to building responsible, trustworthy AI solutions that solve real business problems. Our commitment to responsible AI is a reflection of our core values of integrity and innovation, and our responsible AI framework serves as the cornerstone of our work in this space as we aspire to amplify human potential, positively impact society, promote fairness and transparency, and deliver on our commitment to data privacy and protection.

Committed to Our Culture

- 13 Employee Belonging Councils, providing spaces open to all employees to build connection and drive innovation

- Foster employee skills and career growth, with access to learning platforms, development opportunities, and regular individual feedback



Committed to Our Values

- Listed on JUST Capital's 2026 JUST 100 and ranked in the top 5% overall and in the top 5% for Customers and Environment

- Demonstrated our commitment to the highest standards of ethical conduct by publishing a Human Rights Statement

- In fiscal 2026, employees logged over 35,000 volunteer hours

PROPOSAL NO. 1: ELECTION OF DIRECTORS

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 1 TO ELECT WAYNE A.I. FREDERICK, M.D., MARK J. HAWKINS, RHONDA J. MORRIS, AND GEORGE J. STILL, JR. AS CLASS II DIRECTORS.

Our Board of Directors currently consists of 11 members. Our Certificate of Incorporation and Bylaws (together, our "formation documents") provide for a classified Board consisting of three classes of directors, with directors serving staggered three-year terms. Directors in a particular class are nominated for additional three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors is elected at each annual meeting, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or until his or her earlier resignation or removal.

Our formation documents also provide that our Board may make changes by resolution concerning the authorized number of directors and that any additional directorships resulting from an increase in the authorized number of directors shall be distributed among the three classes as the Board determines in its discretion. The formation documents further provide that our Board or our stockholders may fill vacant directorships, except that in the event that the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, only our Board may fill vacancies.

Vote Required

Our Bylaws require that each director be elected by a majority voting standard in uncontested director elections. Our Bylaws provide that if an incumbent director fails, in an uncontested election, to receive the affirmative vote of a majority of the votes properly cast, then the director shall tender his or her resignation to the Nominating and Governance Committee of the Board of Directors. That committee will then make a recommendation to the Board on whether to accept or reject the resignation, nominate a replacement, or recommend any other related action be taken.

Accordingly, for the 2026 Annual Meeting, the election of each nominee requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

Upon the recommendation of the Nominating and Governance Committee, the Board has designated the four nominees listed below for election at the Annual Meeting, each of whom currently serves as a director of Workday. Together with the other members of the Board, these nominees bring a wide variety of relevant skills, professional experience, and backgrounds, as well as a broad range of viewpoints and perspectives to represent the long-term interests of stockholders and to fulfill the leadership and oversight responsibilities of the Board. The following table sets forth certain information about each of our directors, including our nominees.

Nominees for Director	Class	Age	Year Appointed Director	Current Term Expires	Expiration of Term for Which Nominated
Wayne A.I. Frederick, M.D.[(1)(2)]	II	54	2022	2026	2029
Mark J. Hawkins[(1)(2)(3)] ★	II	67	2023	2026	2029
Rhonda J. Morris[(1)(4)]	II	60	2025	2026	2029
George J. Still, Jr.[(1)(4)(5)]	II	68	2009	2026	2029
Continuing Directors					
Michael M. McNamara[(1)(2)(3)]	I	69	2011	2028	—
Michael L. Speiser[(1)(5)]	I	55	2024	2028	—
Jerry Yang[(1)(2)(5)]	I	57	2013	2028	—
Aneel Bhusri	III	60	2005	2027	—
Thomas F. Bogan[(1)(3)(5)]	III	74	2022	2027	—
Elizabeth Centoni[(1)(4)]	III	61	2024	2027	—
Lynne M. Doughtie[(1)(3)(4)]	III	63	2021	2027	—

(1) Independent member of the Board
(2) Member of the Nominating and Governance Committee
(3) Member of the Audit Committee
(4) Member of the Compensation Committee
(5) Member of the Investment Committee
★ Lead Independent Director

Summary of Director Experience and Qualifications

The matrix below summarizes key qualifications, skills, and attributes relevant to the decision to nominate candidates to serve on the Board of Directors. A mark indicates a specific area of focus or expertise on which the Board particularly relies. This summary is not intended to be an exhaustive list of each director's skills or contributions to the Board and not having a mark does not mean the director does not possess that qualification or skill. The biographies of our continuing directors and director nominees describe each director's background and relevant experience in more detail.

Key Skill or Experience	Bhusri	Bogan	Centoni	Doughtie	Frederick	Hawkins	McNamara	Morris	Speiser	Still	Yang
Software or technology	✓	✓	✓	✓		✓			✓	✓	✓
Cybersecurity, information security, or privacy	✓	✓		✓		✓					✓
Artificial intelligence, machine learning, or emerging technologies	✓	✓	✓						✓	✓	✓
Global business operations	✓	✓	✓	✓		✓	✓	✓	✓		✓
Business development or strategy in the software industry	✓	✓	✓			✓			✓	✓	✓
Sales, marketing, or brand building	✓	✓	✓	✓			✓	✓	✓		✓
HCM, including talent recruitment and retention	✓	✓	✓	✓	✓		✓	✓	✓	✓	
Finance or accounting		✓		✓		✓	✓		✓	✓	✓
Executive leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other public company board service	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Demographics											
Male	✓	✓			✓	✓	✓		✓	✓	✓
Female			✓	✓				✓			
White		✓		✓		✓	✓		✓	✓	
African American or Black					✓			✓			
Asian	✓		✓								✓

Nominees for Director

WAYNE A.I. FREDERICK, M.D.



Independent Director

Age: 54
Director since 2022

Current Position
Interim President, Howard University

Education
Howard University
Bachelor's degree, zoology
Doctor of medicine (M.D.)
Master's degree, business administration

Other Public Company Boards
• **Humana, Inc.**
  (since 2020)
• **Insulet Corporation**
  (since 2020)
• **Tempus AI, Inc.**
  (since 2020)
• Forma Therapeutics
  Holdings, Inc. (2020 to
  October 2022)

Workday Committees
• Nominating and Governance

Professional Highlights

Wayne A.I. Frederick, M.D. is the Interim President of Howard University. He is also President Emeritus of Howard University, having previously served as the President from 2014 through August 2023 and Interim President from 2013 to 2014, prior to which he served as provost and chief academic officer. Dr. Frederick is the distinguished Charles R. Drew Professor of Surgery at the Howard University College of Medicine and he is also a practicing cancer surgeon at Howard University Hospital. Following his post-doctoral research and surgical oncology fellowships at the University of Texas MD Anderson Cancer Center, Dr. Frederick began his academic career as associate director of the Cancer Center at the University of Connecticut. Upon his return to Howard University, his academic positions included Associate Dean in the College of Medicine, Division Chief in the Department of Surgery, Director of the Cancer Center, and Deputy Provost for Health Sciences. Dr. Frederick is a fellow of the American College of Surgeons and belongs to numerous surgical organizations, including the American Surgical Association. Dr. Frederick served as the interim Chief Executive Officer of the American Cancer Society from November 2024 to August 2025, and is also a director of other privately held companies and charitable organizations, including serving as the lead independent director of the board of Mutual of America Life Insurance Company.

Qualifications

Dr. Frederick brings to our Board of Directors deep experience in business administration, extensive leadership skills, and insight into the healthcare and education industries. As Workday aims to deepen our presence in these critical industry verticals as a part of our growth strategy, Dr. Frederick's firsthand understanding of the specific challenges and opportunities within healthcare and education enables him to provide strategic guidance on how Workday can best serve these sectors. This industry-specific knowledge, combined with his broad leadership experience, provides a unique perspective to our Board, helping to ensure we are well-positioned to navigate the evolving dynamics within these key markets and beyond.

  

MARK J. HAWKINS



Lead Independent Director

Age: 67

Director since 2023

Workday Committees
- Audit (Chair)
- Nominating and Governance

Education

Michigan State University
Bachelor's degree, operations management

University of Colorado
Master's degree, business administration

Other Public Company Boards
- **Toast, Inc.** (since 2020)
- **Cloudflare, Inc.** (since June 2022)
- SecureWorks Inc. (2016 to February 2025)

Professional Highlights

Mark J. Hawkins served as President and CFO Emeritus of Salesforce, Inc., a software company, from February 2021 to November 2021, President and Chief Financial Officer from 2017 to February 2021, and Executive Vice President and Chief Financial Officer from 2014 to 2017. Prior to that, he served as Chief Financial Officer and Executive Vice President of Autodesk, Inc., a design software and services company, Chief Financial Officer and Senior Vice President of Finance & IT at Logitech International S.A., a global hardware company, and held various positions at Dell and Hewlett-Packard. Mr. Hawkins currently serves as a director or advisory board member of various privately held companies.

Qualifications

Mr. Hawkins brings to our Board of Directors extensive experience as an executive officer and director of publicly traded software and technology companies, as well as financial expertise in the technology industry. As an active and deeply involved board member, his contributions are highly valued and the Board benefits from his strong leadership and strategic guidance as Lead Independent Director. His proven track record in the technology sector, combined with his financial acumen, helps our Board remain well-equipped to navigate the complexities of the industry, drive sustained value creation, and effectively fulfill its independent oversight function.

      

RHONDA J. MORRIS



Independent Director

Age: 60
Director since 2025

Workday Committees
• Compensation

Education

University of California, Davis
Bachelor's degree, English

Boston University
Master's degree, business administration

Professional Highlights

Rhonda Morris served as Vice President and Chief Human Resources Officer for Chevron Corporation, a multinational energy company, from 2016 until December 2024. In this role, she shaped Chevron's people and culture strategy, encompassing leadership succession, learning and talent, employee engagement and culture, workforce planning, and total rewards, and spearheaded a complex human resources digital transformation to unify multiple enterprise resource planning systems with Workday. Ms. Morris began her career with Chevron in 1991, holding roles of increasing responsibility in human resources, global marketing, and international products. She serves on several non-profit boards and is a fellow in the National Academy of Human Resources.

Qualifications

Ms. Morris brings to our Board of Directors more than 30 years of global business acumen, human resources functional and operational expertise, and executive leadership, along with keen insights on the Workday customer experience. Since joining our Board, she has contributed a valuable perspective informed by her deep understanding of the Workday platform. In her role as a Chief Human Resources Officer, Ms. Morris saw the value of Workday's unified cloud platform and experienced the transformative impacts of switching legacy HR systems to Workday, giving her a unique ability to represent the voice of the customer on our Board. With her extensive human resources leadership experience, Ms. Morris offers sound guidance on talent strategy, organizational development, and compensation practices, making her a strong contributor to our Compensation Committee. Ms. Morris's first-hand experience leading a human resources transformation with Workday, scaling an international workforce, and developing human resources strategies for global organizations aligns with Workday's core value of employees and make her an asset to our Board.

   

GEORGE J. STILL, JR.

Independent Director

Age: 68

Director since 2009

Current Position

Partner Emeritus, Norwest Venture Partners

Education

Pennsylvania State University
Bachelor's degree, accounting

Tuck School of Business at Dartmouth College
Master's degree, business administration

Other Public Company Boards

- Stillwater Growth Corp I, LLC (February 2021 to December 2022)

Workday Committees

- Compensation (Chair)
- Investment

Professional Highlights

Mr. Still is a partner emeritus at Norwest Venture Partners, a global venture capital firm that he joined in 1989, and was a co-managing partner from 1994 to 2014. Prior to that, he was with Ernst & Young LLP, a public accounting firm, and a partner at Centennial Funds, a venture capital firm. Mr. Still led the sole venture investment in PeopleSoft, Inc., where he served as a director from 1991 to 2001. Mr. Still manages Still Capital Partners, LLC, which he founded in 2014. Mr. Still served on the Board of Advisors at the Tuck School of Business and the Center of Private Equity and Venture Capital at Tuck from 2011 to 2019. He currently serves as a director of two private companies.

Qualifications

Mr. Still brings to our Board of Directors financial and investing acumen, cultivated through his many years with Norwest Venture Partners. As our longest-serving independent director, he has been a steadfast steward of Workday's growth, offering deep knowledge of our business and its evolution. His long tenure provides the Board with a unique historical perspective and a wealth of institutional expertise. Beyond his understanding of Workday, his experience as a trusted advisor to numerous technology companies serves as a valuable resource, offering critical insights into industry trends and emerging opportunities. This combination of deep company knowledge and broad industry perspective allows our Board to benefit from both continuity and forward-thinking guidance.

      

Continuing Directors

ANEEL BHUSRI



Chair of the Board

Age: 60
Director since 2005

Current Position

Co-Founder and Chief Executive Officer, Workday

Education

Brown University
Bachelor's degrees, electrical engineering and economics

Stanford University
Master's degree, business administration

Other Public Company Boards

• General Motors Company (October 2021 to April 2024)
• Intel Corporation (2014 to 2019)
• Pure Storage, Inc. (2010 to 2018)

Workday Committees

• None

Professional Highlights

Aneel Bhusri is co-founder and Chief Executive Officer of Workday. He has also served as a member of the Board of Directors since co-founding Workday in 2005, including as Chair of the Board from 2012 to 2014 and from April 2021 to the present. Prior to his current role as Chief Executive Officer, Aneel was our Executive Chair from February 2024 to February 2026 and our Co-Chief Executive Officer from 2020 through January 2024. Mr. Bhusri also served as Chief Executive Officer from 2014 to 2020, as Co-Chief Executive Officer from 2009 to 2014, and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He currently serves as a director of the Workday Foundation, the Memorial Sloan Kettering Cancer Center, and the Eat. Learn. Play. Foundation. Mr. Bhusri has also served as a member of the Board of Trustees of Stanford University since 2019.

Qualifications

Mr. Bhusri brings to our Board of Directors deep technology and AI expertise and extensive executive leadership and operational experience, including his unparalleled experience and familiarity with our business as a co-founder and Chief Executive Officer. Mr. Bhusri co-founded Workday with David Duffield with the idea to build enterprise software that puts people at the center, and he has helped guide the company from a startup to a leading enterprise AI platform for managing people, money, and agents. As one of our founders, he provides a critical and deeply informed perspective on the company's history, offering invaluable context for strategic decision-making. As a proven product and technology visionary, Mr. Bhusri continues to shape Workday's future in his role as Chief Executive Officer, contributing to both continuity and forward-thinking innovation. This unique blend of historical knowledge and future-focused vision makes him an asset to our Board.



THOMAS F. BOGAN



Independent Director

Age: 74
Director since 2022

Education

Stonehill College
Bachelor's degree, accounting

Other Public Company Boards

- **CS Disco, Inc.** (since March 2025)
- Aspen Technology, Inc. (May 2022 to March 2025)
- Apptio, Inc. (2007 to 2019, Chair from 2012 to 2019)
- Citrix Systems, Inc. (2003 to 2016)

Workday Committees

- Audit
- Investment

Professional Highlights

Tom Bogan joined Workday in 2018 through our acquisition of Adaptive Insights and served as Vice Chair, Corporate Development, from February 2021 to January 2022. From 2020 to February 2021, Mr. Bogan served as Vice Chair with responsibility for our Workday Strategic Sourcing business, and from 2018 to 2020, he was Executive Vice President of our Planning Business Unit. At Adaptive Insights, Mr. Bogan was Chief Executive Officer and a director from 2015 until its acquisition by Workday. Mr. Bogan currently serves as a director of various privately held companies, several non-profits, and a company headquartered internationally.

Qualifications

Mr. Bogan brings to our Board of Directors extensive executive leadership experience and deep expertise in software technology companies, including valuable experience as Workday's Vice Chair, Corporate Development, giving him unique insights into and familiarity with our business. Mr. Bogan has a keen understanding of the evolving software landscape demonstrated by his prior role as Chief Executive Officer of Adaptive Insights, and his continued engagement within the software industry through his advisory work allows him insights into emerging trends and innovations. His industry knowledge combined with his executive leadership experience provides the Board with a valuable perspective into both current market dynamics and future opportunities, ultimately contributing to our strategic decision-making.

        

ELIZABETH CENTONI



Independent Director

Age: 61
Director since 2024

Workday Committees
• Compensation

Current Position

Executive Vice President and Chief Customer Experience Officer, Cisco, Inc.

Education

University of Mumbai
Bachelor's degree, chemistry

University of San Francisco
Master's degree, business administration

Other Public Company Boards

• **Supervisory Board of Mercedes-Benz AG** (since April 2021)
• Ingersoll Rand Inc. (2018 to March 2023)

Professional Highlights

Elizabeth Centoni has served as Executive Vice President and Chief Customer Experience Officer at Cisco, Inc., a technology company designing and manufacturing hardware, software, and related services across networking, security, observability, and collaboration, since March 2024. Prior to that, she served as Executive Vice President, Chief Strategy Officer, and General Manager of Applications at Cisco from 2020 to March 2024, and as Senior Vice President and General Manager of Computing Systems at Cisco from 2018 to 2020. Prior to that, Ms. Centoni held senior engineering leadership roles of increasing responsibility at Cisco since 2000.

Qualifications

Ms. Centoni brings to our Board of Directors executive leadership experience in the technology industry and a passion for leveraging technology to drive customer success and deliver unparalleled experiences. Throughout her career, Ms. Centoni has spearheaded initiatives that have significantly enhanced customer satisfaction and loyalty and she brings valuable insights into leveraging AI and technology to meet evolving customer needs, directly supporting Workday's core value of customer service. In her current role, she leads Cisco's $15 billion services organization and all of Cisco's recurring revenue (software and services renewals engine) with responsibility for customer success, technical support, professional services, and renewals. She is driving an ambitious AI-led transformation to redefine customer experience as a proactive, predictive, value-creating engine. Her expertise in customer-centric strategies and her firsthand knowledge of our platform make her a valuable contributor to our ongoing efforts to exceed customer expectations.

       

LYNNE M. DOUGHTIE

Independent Director

Age: 63

Director since 2021

Education

Virginia Tech
Bachelor's degree, accounting

Other Public Company Boards

• **The Boeing Company** (since January 2021)
• **McKesson Corporation** (since February 2025)

Workday Committees

• Audit
• Compensation

Professional Highlights

Lynne M. Doughtie was U.S. Chair and Chief Executive Officer of KPMG LLP, a global leader in audit, tax, transaction, and advisory services, from 2015 until her retirement in 2020. Prior to that, she served in many leadership roles after joining KPMG in 1985, including as Vice Chair of the firm's U.S. Advisory business from 2011 to 2015. Ms. Doughtie serves as chair of the board of LUNGevity, a non-profit cancer research and advocacy foundation, and on the board of advisors of various private companies and educational institutions.

Qualifications

Ms. Doughtie brings to our Board of Directors extensive experience in risk management and information security from her years at KPMG, including as Chief Executive Officer. Her experience in advising organizations on complex global business matters and strategies across industries is critical in today's dynamic business environment, where risk management and information security are two of the most crucial functions to support Workday's growth. Ms. Doughtie's strong leadership experience, gained from leading and advising global corporations, coupled with her deep financial expertise and robust risk oversight experience, makes her an invaluable contributor to our Audit and Compensation Committees, helping to ensure that our Board is well-equipped to address the challenges and opportunities ahead.



MICHAEL M. MCNAMARA

Independent Director

Age: 69
Director since 2011

Current Position

Co-Founder and Chief Executive Officer, Samara Living Inc.

Education

University of Cincinnati
Bachelor's degree, industrial management

Santa Clara University
Master's degree, business administration

Other Public Company Boards

- **Carrier Global Corporation** (since 2020)
- Slack Technologies, Inc. (2019 to July 2021)
- Flex (2005 to 2018)

Workday Committees
- Audit
- Nominating and Governance (Chair)

Professional Highlights

Michael M. McNamara is Co-Founder and Chief Executive Officer of Samara Living Inc., a company specializing in factory built housing and additional dwelling units, a position he has held since May 2022. Prior to the formation of Samara Living Inc., Mr. McNamara served as Head of the Samara division of Airbnb, Inc. from 2020 to May 2022. Mr. McNamara served as a venture partner at Eclipse Ventures, a Silicon Valley venture capital firm, from 2019 to March 2021. From 2006 to 2018, Mr. McNamara was Chief Executive Officer of Flex Ltd. ("Flex"), a company that delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. He also held other senior roles at Flex after joining the company in 1994.

Mr. McNamara served as a member of the Visiting Committee of the Sloan School of Management at Massachusetts Institute of Technology ("MIT") from 2019 to December 2022, on the board of advisors of MIT from 2014 to 2018, and on the board of advisors of Tsinghua University School of Economics and Management from 2006 to 2019. He has also served as an advisor to or director of several other private companies.

Qualifications

Mr. McNamara brings to our Board of Directors extensive leadership and experience in managing international operations. His prior service as Flex's Chief Executive Officer provides a management perspective to the business and strategic decisions of the Board, while his current role as Co-Founder and Chief Executive Officer of Samara demonstrates his drive for innovation and industry disruption. His perspective helps the Board remain forward-thinking and adaptable in an evolving business landscape. Further, Mr. McNamara's considerable tenure with our Board gives him unique insight into our Board and company history, contributing significantly to his effective leadership of the Nominating and Governance Committee. This leadership is evidenced by governance improvements throughout his tenure and recent successful board refreshment initiatives.



MICHAEL L. SPEISER



Independent Director

Age: 55

Director since 2024

Workday Committees
• Investment

Current Position

Managing Director, Sutter Hill Ventures

Education

University of Arizona
Bachelor's degree, political science

Harvard Business School
Master's degree, business administration

Other Public Company Boards
• **Snowflake, Inc.**
  (since 2012)
• Pure Storage, Inc.
  (2009 to 2019)
• Sumo Logic (2012 to 2019)

Professional Highlights

Mr. Speiser has been a managing director at Sutter Hill Ventures, a venture capital firm, since 2008, and serves on the boards of several private companies and unannounced projects. From 2012 to 2014, Mr. Speiser served as the part-time Chief Executive Officer of Snowflake, Inc., and he's served as a director since the company's inception in 2012. He also served as founding Chief Executive Officer at Augment, Observe, Pure Storage, Inc., and others, and held executive leadership positions at Bix, Inc., Veritas Software, and Yahoo!.

Qualifications

Mr. Speiser brings to our Board of Directors more than three decades' experience as a technology leader and venture capitalist, including a proven track record of building some of the fastest growing companies in the world, developing industry-leading products, and incubating some of the most pivotal AI technologies in the industry. This extensive venture capital expertise makes him an exceptionally strong contributor to our Investment Committee, where his insights are invaluable in evaluating and guiding our strategic investments. In today's rapidly evolving landscape, his ability to identify and assess emerging technologies is critical for Workday's growth and competitive positioning. His deep understanding of AI contributes to effective implementation and robust oversight of emerging technologies, helping the Board effectively fulfill its risk oversight responsibility and drive Workday's growth and innovation.

        

JERRY YANG

Independent Director

Age: 57

Director since 2013

Current Position

Founding Partner, AME Cloud Ventures

Education

Stanford University
Bachelor's degree, electrical engineering
Master's degree, electrical engineering

Other Public Company Boards

• **Alibaba Group Holding Limited** (since 2014, and from 2005 to 2012)
• Lenovo, Inc. (2014 to November 2023)
• Yahoo! (1995 to 2012)

Workday Committees

• Investment
• Nominating and Governance

Professional Highlights

Jerry Yang is the founding partner of AME Cloud Ventures, an innovation investment firm that he started in 2012. Mr. Yang was a co-founder of Yahoo! Inc., where he served as a director from 1995 to 2012, and as Chief Executive Officer from 2007 to 2009. Mr. Yang also led Yahoo's investments in Yahoo! Japan Corporation and Alibaba Group Holding Limited. He is a member of the Stanford University Board of Trustees, including serving as Chair from July 2021 to July 2025, and is a director and/or advisor of several other companies and foundations.

Qualifications

Mr. Yang brings to our Board of Directors extensive global leadership skills and deep experience in consumer internet technology, giving him invaluable insight into navigating the complexities of international markets and expansion. With a keen eye for innovation, deep expertise in growing and leading technology companies, and extensive institutional knowledge from his considerable tenure on our Board, Mr. Yang offers strategic guidance on our growth and innovation. His experience as a trusted advisor to technology companies around the world further enhances his ability to provide the Board with critical perspectives on emerging global trends and opportunities.



PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2 TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING JANUARY 31, 2027.

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the year ending January 31, 2027. During our fiscal year ended January 31, 2026, Ernst & Young LLP served as our independent registered public accounting firm and has audited our consolidated financial statements since its appointment in 2008.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Workday and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2027. Our Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Ernst & Young LLP will be present at the Annual Meeting and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees billed or to be billed by Ernst & Young LLP and affiliates for professional services rendered with respect to the fiscal years ended January 31, 2026 and 2025. All of these services were approved by the Audit Committee.

	Fiscal Year Ended January 31,	
	2026	**2025**
Audit Fees[1]	$ 11,128,618	$ 9,935,441
Audit Related Fees[2]	1,486,008	1,612,575
Tax Fees[3]	1,326,970	1,155,703
All Other Fees	—	—
Total	$ 13,941,596	$ 12,703,719

(1) Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, and audits of our statutory financial statements in non-U.S. jurisdictions.

(2) Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No. 18 and fees for information security assessments.

(3) Consists of fees in connection with tax compliance and tax consulting services.

Auditor Independence

Under its charter, the Audit Committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee has determined that the rendering of non-audit services for assurance and related services that are reasonably related to the performance of the audit services, audit-related services, tax services, and other services by Ernst & Young LLP is compatible with maintaining the principal accountants' independence.

Pre-Approval Policies and Procedures

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee (or its Chair if such approval is required prior to the next Audit Committee meeting) generally pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services.

Vote Required

The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

 **FOR** THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3 TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION PAID TO WORKDAY'S NAMED EXECUTIVE OFFICERS.

We are seeking an advisory, non-binding stockholder vote with respect to the compensation awarded to our named executive officers (or "NEOs"), referred to as a "Say-on-Pay" vote, for the fiscal year ended January 31, 2026, in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our executive compensation program and the compensation paid to our NEOs are described on pages 62-90 of this Proxy Statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our NEOs, in ways that support the following principles that we believe reflect our core values:

- motivate, attract, and retain the best talent;
- support a high-performance culture by rewarding excellence and achievement;
- recognize and retain top-performing talent via differentiated rewards and opportunities;
- reinforce alignment with Workday's values (in particular, a focus on excellence and an attitude of ownership);
- create alignment with Workday's strategy and long-term performance; and
- provide an opportunity for each employee to share in the success we create together.

To help achieve these objectives, we structure our NEOs' compensation to reward the achievement of short-term and long-term strategic and operational goals.

Based on the above, we request that stockholders approve on a non-binding, advisory basis, the compensation of Workday's NEOs as described in this Proxy Statement pursuant to the following resolution:

RESOLVED, that the compensation paid to Workday's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis" section, compensation tables, and narrative discussion, is hereby APPROVED.

Vote Required

Approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs. Stockholders should be aware that this advisory vote occurs after significant NEO compensation decisions have been made in the current fiscal year. In addition, because the compensation elements integrate into an overall compensation package, it may not be possible or appropriate to change the compensation package to reflect the results of one year's advisory vote on NEO compensation before the next annual meeting of stockholders.

Unless the Board modifies its policy on the frequency of holding advisory votes on NEO compensation, the next such advisory vote will occur at our 2027 Annual Meeting of Stockholders.

PROPOSAL NO. 4: APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2022 EQUITY INCENTIVE PLAN

 **FOR** THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 4 TO APPROVE THE AMENDMENT AND RESTATEMENT OF OUR 2022 EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE.

Overview

We are asking our stockholders to approve the amendment and restatement of our 2022 Equity Incentive Plan (the "***A&R 2022 Plan***") to enable us to continue to issue awards under our 2022 Equity Incentive Plan (our "***2022 Plan***"). Our Board of Directors approved the A&R 2022 Plan on April 24, 2026, subject to approval by our stockholders. If approved by our stockholders, the A&R 2022 Plan will become effective on June 16, 2026, the date of our Annual Meeting. If the A&R 2022 Plan is not approved, our current 2022 Plan will remain as-is.

Our 2022 Plan was initially adopted by our Board of Directors in April 2022 and subsequently approved by our stockholders. Our 2022 Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors and advisors in the form of stock options, restricted stock awards, stock bonus awards, stock appreciation rights, restricted stock units ("***RSUs***") and performance awards, including performance RSUs ("***PSUs***").

Our Board of Directors has determined that it is in the best interests of the company and our stockholders to seek stockholder approval of the A&R 2022 Plan to increase the number of shares of common stock reserved for issuance thereunder by 20,000,000 shares.

Reasons for the Amendment of our 2022 Plan

We are requesting approval of an additional 20,000,000 shares for our A&R 2022 Plan, which our Board of Directors believes is reasonable and prudent. As of April 17, 2026, there were 12,898,244 shares available for grant under our 2022 Plan. Our 2022 Plan does not include an "evergreen" provision, so there is no automatic increase to the share pool each year.

Workday is in a critical transformational period as it navigates a defining moment shaped by AI and it is essential to attract and retain top talent to successfully execute on our vision and strategy. We operate in a highly competitive industry and geography for employee talent and do not expect required rates of compensation to decline, especially for key AI talent. We have granted, and expect to continue to grant, meaningful awards to recruit and retain top AI talent to join our company. As part of our 2026 annual refresh grant cycle, we expect to take a one-time action to bolster retention via targeted grants to be awarded on May 5, 2026 (together with our annual refresh grants, the "2026 Refresh Grants") to our most critical talent to solidify their commitment to our company and to further incentivize their performance towards our goals. We expect to award between 10,000,000 and 12,000,000 shares for the 2026 Refresh Grants. After taking into account the 2026 Refresh Grants, the number of shares available for grant under our 2022 Plan would instead be between 898,244 and 2,898,244 shares, which does not meet our forecasted needs. If the A&R 2022 Plan is not approved by our stockholders, after taking into account the 2026 Refresh Grants, we do not expect there to be a sufficient reserve to allow us to continue to grant awards to our employees, consultants, officers, and directors, and enable us to respond to inorganic growth opportunities, market competition, and potential stock price fluctuations, between now and our 2027 Annual Meeting of Stockholders.

We are asking our stockholders to approve the A&R 2022 Plan because we believe that our future success and our ability to remain competitive are dependent on our continuing efforts to attract, retain, and motivate highly qualified personnel. Our employees are our number one core value, and we strive to provide them with compensation packages that are competitive, that reward individual and company performance, and that help meet our retention needs. Equity awards, whose value depends on our stock performance, and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our stockholders.

We believe we must continue to use equity compensation somewhat broadly to help attract, retain, and motivate our employees to continue to grow our business, develop new products, and ultimately increase stockholder value.

Our ability to attract and retain the talent we need to compete in our industry would be significantly hindered if the A&R 2022 Plan is not approved by our stockholders, which could affect our long-term success. If the A&R 2022 Plan is not approved by our stockholders, we would expect to again seek approval from our stockholders for a share increase under our 2022 Plan or for a new equity incentive plan at a special meeting prior to our 2027 Annual Meeting of Stockholders, which would increase costs and would be a distraction from our management team's execution of our business goals. If additional shares under an equity incentive plan are not approved, we will be limited in our ability to provide a market-competitive total compensation package necessary to attract, retain, and motivate the employee talent critical to our future successes.

We Manage our Equity Incentive Program Thoughtfully

Our Compensation Committee thoughtfully manages our equity incentive programs to manage long-term stockholder dilution, burn rate, and stock-based compensation expense while maintaining our ability to attract, reward, and retain key talent in a hypercompetitive market. In evaluating the proposed A&R 2022 Plan, our Board of Directors considered a number of factors, including the costs of our 2022 Plan and an analysis of certain burn rate, dilution, and overhang metrics as summarized below.

We are committed to effectively managing our employee equity compensation programs in light of potential stockholder dilution. For this reason, we considered both our "burn rate" and our "overhang" in evaluating the impact of the A&R 2022 Plan on our stockholders. We define gross "burn rate" as the number of time-based equity awards granted during the year plus performance-based equity awards earned during the year, divided by the weighted average total number of shares of common stock outstanding. The burn rate measures the potential dilutive effect of our outstanding equity grants. We define "overhang" as the stock options outstanding but not exercised and outstanding full value awards (which include PSUs, RSUs, and similar awards), plus shares available to be granted as equity awards, divided by the total number of shares of common stock outstanding. The overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant under our equity compensation plans.

Our three-year average gross burn rate (which is not adjusted for forfeitures) was approximately 3.1% for fiscal years 2024 through 2026, as detailed in the chart below. The chart includes for each fiscal year, as applicable: (i) time-vesting RSUs granted and (ii) earned PSUs subject to continued time-based vesting, as detailed in footnote 2 to the table below. Our historical burn rate may not be indicative of our go-forward burn rate, due to the factors noted above.

Three-Year Average Burn Rate Calculation

	FY24	FY25	FY26	Average
Options Granted under 2022 Plan	—	—	—	—
RSUs and PSUs Granted under 2022 Plan	8,960,964[1]	7,268,960[1]	8,508,681[2]	8,246,202
Weighted Average Number of Common Shares Outstanding	261,344,496	265,256,561	265,096,749	263,899,269
Burn Rate	3.4%	2.7%	3.2%	3.1%

(1) For FY24 and FY25, includes RSUs only.

(2) For FY26, includes: (i) RSU granted during FY26, (ii) PSUs granted to executive officers during FY26 that were earned based on actual achievement of the fiscal 2026 annual goal, for which the performance period was complete as of the end of fiscal 2026, which will vest, if at all, following a three-year performance period from the date of grant, and (iii) PSUs granted to non-executive officers during FY26 at actual achievement.

We have an active share repurchase program to help offset dilution from the issuance of stock under the 2022 Plan and to reduce shares outstanding over time as facts and circumstances warrant. We repurchased approximately 12.8 million shares in fiscal 2026, 2.9 million shares in fiscal 2025, and 1.8 million shares in fiscal 2024. As of April 17, 2026, an aggregate $1.4 billion remained authorized for repurchase under our repurchase programs.

Equity Awards Outstanding

As of April 17, 2026, there were (i) 249,685,551 total shares of our Class A and Class B common stock outstanding, (ii) 12,898,244 shares available for grant under our 2022 Plan (without taking into account the 2026 Refresh Grants), (iii) no shares available for grant under our 2012 Equity Incentive Plan (our "*2012 Plan*"), and (iv) 13,158,615 equity awards outstanding under the 2022 Plan, our 2012 Plan, and the Adaptive Plan as summarized in the table below. Accordingly, as of April 17, 2026, our 13,158,615 outstanding awards (not including awards under our Amended and Restated 2012 Employee Stock Purchase Plan (the "*ESPP*"), but including awards assumed in acquisitions) plus 12,898,244 shares available for future grant under our 2022 Plan represented approximately 10.4% of our common stock outstanding, which we refer to as our "overhang." If the A&R 2022 Plan is approved, we expect our overhang percentage instead to be approximately 18.4%, and, inclusive of the 2026 Refresh Grants we expect to grant on May 5, 2026, our overhang would instead be between 13.6% and 14.4%.

Please see the table below for a breakdown of the outstanding equity awards granted under the 2022 Plan, our 2012 Plan and the Adaptive Plan, and the number of shares remaining for grant under our 2022 Plan, in each case as of April 17, 2026. The closing market price of our Class A common stock on April 17, 2026, was $123.83. The table below excludes awards under our ESPP.

Outstanding options under all plans[1]	Weighted-average exercise price of options	Weighted-average remaining term in years of options	Outstanding RSUs and PSUs under all plans	Number of shares available for grant under all plans[2]
40,088	$30.76	1.52	13,118,527	12,898,244

(1) Reflects options assumed in acquisitions.

(2) Excludes awards under our ESPP.

A&R 2022 Plan Share Pool & Expected Utilization

Our Board of Directors believes the request for 20,000,000 additional shares of our common stock to be reserved and available for future grant of awards under the A&R 2022 Plan is reasonable and prudent. We believe, and the Compensation Committee considered, that the A&R 2022 Plan will provide us with an additional share reserve that will allow us to make equity awards for at least two years, taking into account the grant of the 2026 Refresh Grants. We anticipate making future requests for additional increases in the share reserve periodically, so that we can continue to engage with our stockholders and allow them to routinely evaluate the A&R 2022 Plan's continued effectiveness. Circumstances such as changes in global economic conditions, business conditions, our compensation programs, merger and acquisition activity, or our strategy could alter this projection and our expectations.

The A&R 2022 Plan Incorporates Good Compensation and Governance Practices

We believe the A&R 2022 Plan contains a number of provisions that are consistent with the interests of our stockholders and sound compensation and corporate governance practices, including:

- Administered by the Compensation Committee of our Board of Directors, which is comprised entirely of independent non-employee directors;
- No annual "evergreen" provision;
- No repricing or cash-out of stock options and stock appreciation rights without stockholder approval;
- No discounted stock options or stock appreciation rights;
- No dividends are paid on unvested awards;
- Annual limits on non-employee director cash and equity compensation;
- The ability to recoup awards under our company clawback policies, including to comply with recoupment requirements imposed under applicable law and listing standards; and
- No excise tax gross ups.

Summary of the A&R 2022 Plan

The material terms of the A&R 2022 Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the A&R 2022 Plan, which is attached as Appendix A to this Proxy Statement.

Purpose

The A&R 2022 Plan provides for the grant of stock options, restricted stock awards, stock bonuses, stock appreciation rights, RSUs, and performance awards, as described below. The purpose of the A&R 2022 Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success.

Key Terms

The following is a summary of the key provisions of the A&R 2022 Plan.

Plan Term:	April 2032, ten years following the date our Board of Directors originally adopted our 2022 Plan.
Eligible Participants:	Only employees, including officers and directors who are also employees, are eligible to receive grants of incentive stock options. All other awards may be granted to any of our employees, directors, consultants, and independent contractors, provided that the grantee renders bona fide services to us. Our Compensation Committee determines which individuals will participate in the A&R 2022 Plan.
	As of April 17, 2026, we had 10 non-employee directors and approximately 20,800 employees, including six executive officers, who would be eligible to participate in the 2022 Plan.
Administration:	Our Compensation Committee administers the A&R 2022 Plan. Subject to the terms and limitations expressly set forth in the A&R 2022 Plan, our Compensation Committee selects the persons who receive awards, determines the number of shares covered thereby, and establishes the terms, conditions, and other provisions of the grants. Our Compensation Committee may construe and interpret the A&R 2022 Plan and prescribe, amend, and rescind any rules and regulations relating to the A&R 2022 Plan.
	Our Compensation Committee may delegate to a committee of one or more executive officers the ability to grant awards to Plan participants (generally, other than officers or members of the Board of Directors), subject to certain limitations, as permitted by applicable law.
	The Compensation Committee has delegated to the Equity Committee, which currently consists of our Chief Financial Officer and our Chief People Officer, the authority to grant equity awards to eligible employees who are not executive officers or directors in accordance with granting guidelines and share limits approved by the Committee.
Shares Authorized:	If the A&R 2022 Plan is approved, there will be 32,898,244 shares available for grant (or, after taking into account the 2026 Refresh Grants, between 898,244 and 2,898,244 shares available for grant) subject to adjustment to reflect stock splits and similar events.
	In addition, the following shares are available for grant under the A&R 2022 Plan: (a) shares subject to issuance upon exercise of stock options or other awards granted under the 2012 Plan (the "**Prior Plan**") but which cease to be subject to the options or other awards by forfeiture or otherwise after the effective date; (b) shares issued under the Prior Plan before or after the effective date pursuant to the exercise of stock options that are, after the effective date, forfeited; (c) shares subject to awards granted under the Prior Plan that are forfeited or are repurchased by the company at the original issue price; and (d) shares that are subject to stock options or other awards under the Prior Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
	In addition, the following shares are available for grant under the A&R 2022 Plan: (i) shares that are subject to issuance upon exercise of an option or SAR granted under the A&R 2022 Plan but which cease to be subject to the option or SAR for any reason other than exercise of the option or SAR; (ii) shares that are subject to awards granted under the A&R 2022 Plan that are forfeited or are repurchased at the original issue price or otherwise forfeited; (iii) shares that are subject to awards granted under the A&R 2022 Plan that otherwise terminate without such Shares being issued; or (iv) shares that are surrendered pursuant to a stockholder approved exchange program.

	Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the A&R 2022 Plan. To the extent an award under the A&R 2022 Plan is paid out in cash rather than Shares, such cash payment will not result in a reduction in the number of Shares available for issuance under the A&R 2022 Plan.
	Shares that otherwise become available for grant and issuance because of the above provisions shall not include shares subject to awards that initially became available because of the substitution of awards.
	The A&R 2022 Plan does not have an evergreen.
	We are able to issue no more than 90,000,000 shares pursuant to the grant of incentive stock options under the A&R 2022 Plan.
Adjustments:	As is typical in equity plans, in the event of a stock dividend, an extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin off, or similar change of our capital structure without consideration, the number and class of shares available for grant under the A&R 2022 Plan, the exercise prices of and number of shares subject to outstanding awards, and the maximum number of shares that may be issued as incentive stock options to an individual, will be proportionately adjusted, subject to the various limitations set forth in the A&R 2022 Plan.
Award Types:	(1) Non-qualified and incentive stock options (2) Restricted stock awards (3) Stock bonus awards (4) Stock appreciation rights (5) Restricted stock units (6) Performance awards
Performance Factors:	The Compensation Committee may establish performance goals from the performance criteria set forth in Section 29 of the A&R 2022 Plan.
Terms applicable to Stock Options and Stock Appreciation Rights:	Stock options have a maximum term of ten years from the date the options were granted, except in the case of incentive stock options granted to holders of more than 10% of our voting power, which have a term no longer than five years. Stock appreciation rights have a maximum term of ten years from the date they were granted.
	The exercise price of grants made under the A&R 2022 Plan of stock options or stock appreciation rights may not be less than the fair market value of our common stock on the date of grant. Our Compensation Committee determines at the time of grant the other terms and conditions applicable to such award, including vesting and exercisability.
Terms applicable to Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and Stock Bonus Awards:	Our Compensation Committee determines the terms and conditions applicable to the granting of restricted stock awards, restricted stock unit awards, performance awards, and stock bonus awards. Our Compensation Committee may make the grant, issuance, retention, and/or vesting of restricted stock awards, restricted stock unit awards, performance awards, cash-settled performance awards and stock bonus awards contingent upon continued employment with us, the passage of time, or such performance criteria and the level of achievement versus such criteria as it deems appropriate. Awards of performance shares or performance units may be settled in shares or in cash.
Stockholder Approval Required for Repricing:	Repricing, or reducing the exercise price of outstanding options or stock appreciation rights, is prohibited without stockholder approval under the A&R 2022 Plan. Such prohibited repricing includes substituting, or exchanging outstanding options or stock appreciation rights in exchange for cash, other awards, or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights, unless approved by stockholders.

Prohibition on Dividend Payments on Unvested Shares:	Shares of common stock subject to unvested awards shall not be eligible for payment of dividends.
Change in Control:	In the event of a merger or asset sale, any or all outstanding awards may be continued, or may be assumed or exchanged or an equivalent award substituted by a successor corporation. In the event the successor corporation refuses to assume or substitute the awards outstanding under the A&R 2022 Plan, the outstanding awards shall accelerate in full. All awards need not be treated similarly. Awards held by non-employee directors shall accelerate in full.
Director Awards:	No non-employee director may receive awards that, when combined with cash compensation for service as a non-employee director, exceed $750,000 in value in any calendar year, increased to $1,750,000 in value in the calendar year of his or her initial service; provided that any initial award granted to a non-employee director in connection with the commencement of his or her services shall not exceed $1,000,000 in value.
Transferability	Awards granted under the A&R 2022 Plan are generally not transferable other than by will or the laws of descent and distribution, except in limited circumstances as permitted by the Compensation Committee. During a participant's lifetime, an incentive stock option may only be exercised by the participant.

Amendments; Term and Termination

The Board may terminate or amend the A&R 2022 Plan at any time, provided that no action may be taken by our Board of Directors if stockholder approval is required. Unless earlier terminated by the Board of Directors, the A&R 2022 Plan will terminate on April 20, 2032, ten years following the date our Board of Directors originally adopted our 2022 Plan. No awards may be granted under the A&R 2022 Plan after such termination date, but awards previously granted will continue to be governed by the terms and conditions of the A&R 2022 Plan.

Recoupment

All awards under the A&R 2022 Plan shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board of Directors or Compensation Committee, or required by law during the term of individual's employment or other service with our company, in each case that is applicable to our employees, directors, or other service providers, and in addition to any other remedies available under such policy and applicable law, the A&R 2022 Plan may require the cancellation of outstanding awards and the recoupment of any gains realized with respect to awards.

Certain U.S. Federal Income Tax Consequences

The following is a general summary as of the date of this Proxy Statement of the United States federal income tax consequences to us and participants in the A&R 2022 Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Each participant has been, and is, encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the A&R 2022 Plan.

Non-Qualified Stock Options

A participant will realize no taxable income at the time a non-qualified stock option is granted under the A&R 2022 Plan, but generally at the time such non-qualified stock option is exercised, the participant will realize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the stock option exercise price. Upon a disposition of such shares, the difference between the amount received and the fair market value on the date of exercise will generally be treated as a long-term or short-term capital gain or loss, depending on the holding period of the shares. We will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the participant is considered to have realized ordinary income in connection with the exercise of the non-qualified stock option.

Incentive Stock Options

A participant will realize no taxable income, and we will not be entitled to any related deduction, at the time any incentive stock option is granted. If certain employment and holding period conditions are satisfied, then no taxable income will result upon the exercise of such option, and we will not be entitled to any deduction in connection with the exercise of such stock option. Upon disposition of the shares after expiration of the statutory holding periods, any gain realized by a participant will be taxed as long-term capital gain and any loss sustained will be long-term capital loss, and we will not be entitled to a deduction in respect to such disposition. While no ordinary taxable income is recognized at exercise (unless there is a "disqualifying disposition," see below), the excess of the fair market value of the shares over the stock option exercise price is a preference item that is recognized for alternative minimum tax purposes.

Except in the event of death, if shares acquired by a participant upon the exercise of an incentive stock option are disposed of by such participant before the expiration of the statutory holding periods (i.e., a "disqualifying disposition"), such participant will be considered to have realized as compensation taxed as ordinary income in the year of such disposition an amount, not exceeding the gain realized on such disposition, equal to the difference between the stock option price and the fair market value of such shares on the date of exercise of such stock option. Generally, any gain realized on the disposition in excess of the amount treated as compensation or any loss realized on the disposition will constitute capital gain or loss, respectively. If a participant makes a "disqualifying disposition," generally in the fiscal year of such "disqualifying disposition," we will be allowed a deduction for federal income tax purposes in an amount equal to the compensation realized by such participant.

Stock Appreciation Rights

A grant of a stock appreciation right (which can be settled in cash or our common stock) has no federal income tax consequences at the time of grant. Upon the exercise of stock appreciation rights, the value received is generally taxable to the recipient as ordinary income, and we generally will be entitled to a corresponding tax deduction.

Restricted Stock

A participant receiving restricted stock may be taxed in one of two ways: the participant (i) pays tax when the restrictions lapse (i.e., they become vested) or (ii) makes a special election to pay tax in the year the grant is made. At either time the value of the award for tax purposes is the excess of the fair market value of the shares at that time over the amount (if any) paid for the shares. This value is taxed as ordinary income and is subject to income tax withholding. We receive a tax deduction at the same time and for the same amount taxable to the participant. If a participant elects to be taxed at grant, then, when the restrictions lapse, there will be no further tax consequences attributable to the awarded stock until the recipient disposes of the stock, at which point any gain or loss will be short-term or long-term capital gain or loss, depending on the holding period of the stock prior to such disposition.

Restricted Stock Units

In general, no taxable income is realized upon the grant of a restricted stock unit award. The participant will generally include in ordinary income the fair market value of the award of stock at the time the restricted stock unit vests. We generally will be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Performance Stock Units

Similar to restricted stock units, in general, no taxable income is realized upon the grant of a performance stock unit award. The participant will generally include in ordinary income the fair market value of the award of stock at the time shares of stock are delivered to the participant or at the time the performance stock unit vests. We generally will be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income. Performance stock units usually vest upon the achievement of metrics established by the Board.

Performance Shares

The participant will not realize income when a performance share is granted, but will realize ordinary income when shares are transferred to him or her. The amount of such income will be equal to the fair market value of such transferred shares on the date of transfer. We will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the participant is considered to have realized ordinary income as a result of the transfer of shares.

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. We may from time to time pay compensation to our executives that may not be deductible if the Compensation Committee believes that doing so is in the best interests of our stockholders.

New Plan Benefits

Our named executive officers and members of our Board of Directors have an interest in this proposal by virtue of their eligibility to receive awards under the A&R 2022 Plan.

No awards have been granted that are contingent on the approval of the A&R 2022 Plan. Awards under the A&R 2022 Plan will be made at the discretion of the Compensation Committee or the Board of Directors, or, subject to the terms of the A&R 2022 Plan and applicable law, its delegate. Therefore, the benefits and amounts that will be received or allocated under the A&R 2022 Plan in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive equity compensation for their service as directors as described above under the "Director Compensation" section of this Proxy Statement.

Historical Plan Benefits

The following table shows, as to each of the individuals or groups indicated, the aggregate number of shares of common stock subject to awards of restricted stock and RSUs (including PSUs and PVUs, calculated at target performance) granted under our 2022 Plan (whether or not outstanding, vested, or forfeited, as applicable) since its inception through April 17, 2026.

Named Executive Officers	Number of Shares Issued Under 2022 Plan
Aneel Bhusri Co-Founder, Chief Executive Officer, and Chair	1,280,350
Carl Eschenbach Former Chief Executive Officer	923,103
Zane Rowe Chief Financial Officer	333,775
Gerrit Kazmaier President, Product & Technology	205,258
Richard H. Sauer Chief Legal Officer & Head of Corporate Affairs	113,999
All current directors who are not executive officers as a group (10 persons)	74,611
All current executive officers as a group (6 persons)	2,189,216
All employees (excluding current executive officers)	27,382,267

ERISA Information

The A&R 2022 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Approval of the A&R 2022 Plan

If the A&R 2022 Plan is approved by our stockholders, it will become effective on the date of the Annual Meeting. Our Board of Directors intends to cause the additional shares of common stock that would become available for issuance to be registered on a Form S-8 Registration Statement to be filed with the SEC at our expense. If stockholders do not approve this proposal, the A&R 2022 Plan will not become effective.

Vote Required

The approval of the A&R 2022 Plan requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 5: APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2012 EMPLOYEE STOCK PURCHASE PLAN

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 5 TO APPROVE THE AMENDMENT AND RESTATEMENT OF OUR 2012 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE.

Overview

We are asking our stockholders to approve the amendment and restatement of our 2012 Employee Stock Purchase Plan (the "**A&R ESPP**") to enable our employees to continue to purchase shares of our common stock under our Amended and Restated 2012 Employee Stock Purchase Plan (our "**ESPP**"). Our Board of Directors approved the A&R ESPP on April 24, 2026, subject to approval by our stockholders (the "**Effective Date**"). If approved by our stockholders, the A&R ESPP will become effective on June 16, 2026, the date of our Annual Meeting. If the A&R ESPP is not approved, our current ESPP will remain as-is.

Our ESPP was approved by our Board most recently in April 2022 and subsequently approved by our stockholders. Our ESPP provides our eligible employees with the opportunity to acquire a stock ownership interest in us through participation in payroll deductions.

Our Board has determined that it is in the best interests of the company and its stockholders to seek stockholder approval of the A&R ESPP to increase the number of shares of common stock reserved for issuance thereunder by 7,000,000 shares.

Reasons for the Amendment and Restatement of our ESPP

We are asking our stockholders to approve the A&R ESPP because we believe that our success is due in large part to our highly talented employee base and that our future success depends on our ability to attract, retain, and motivate high caliber personnel. The A&R ESPP will be an important incentive tool supporting us in our continued efforts to attract, retain, and motivate qualified personnel, while also aligning the long-term value creation objectives of our workforce with those of our stockholders. The amendment also ensures that we will have a sufficient reserve of common stock available under the A&R ESPP to provide our eligible employees with the continuing opportunity to acquire a stock ownership interest in us through participation in a payroll deduction-based employee stock purchase plan. Our ESPP is an important component of the overall compensation package we offer to our employees and, therefore, our ability to attract, retain, and motivate employees would be harmed if we could no longer continue our ESPP.

The approximately 1,508,475 shares available for issuance under our ESPP as of April 17, 2026, is expected to run out prior to the 2027 Annual Meeting of our Stockholders. Accordingly, we are asking stockholders to approve the A&R ESPP now, to increase the number of shares authorized for issuance under our ESPP so that our employees may continue to purchase shares of our common stock under our ESPP.

Summary of the Amended and Restated ESPP

The A&R ESPP provides eligible employees with an opportunity to purchase shares of our common stock at a discount through accumulated payroll deductions. The principal terms of the A&R ESPP are summarized below. This summary is qualified in its entirety by reference to the full text of the A&R ESPP, which is attached as <u>Appendix B</u> to this Proxy Statement.

Purpose

The purpose of the A&R ESPP is to provide our employees with a means of acquiring an equity interest in Workday through payroll deductions, to enhance such employees' sense of participation in our business, and to provide an incentive for continued employment through the opportunity to acquire equity at a discounted price.

Shares Reserved for Issuance

As of April 17, 2026, there were approximately 1,508,475 shares available for issuance under our ESPP. The total number of shares reserved under the A&R ESPP since its original adoption in 2012 is 11,650,917, which includes shares that have already been issued under the ESPP and are no longer available for issuance. The A&R ESPP does not include an automatic increase "evergreen" provision. The closing price per share of our common stock on April 17, 2026 was $123.83.

Offering Periods

The A&R ESPP is currently expected to be administered through consecutive six-month periods referred to as "**Offering Periods**," commencing on each December 1 and June 1, and ending on the succeeding May 31 and November 30, respectively. The Compensation Committee may change the duration and structure of future Offering Periods in accordance with the terms of the A&R ESPP, provided that no Offering Period may extend for a period longer than 27 months.

On the first trading day of each Offering Period (the "**Offering Date**"), each eligible employee who has properly enrolled in that Offering Period in accordance with the rules prescribed by the Compensation Committee will be granted an option to purchase shares of our common stock to be funded by payroll deductions, based on the participant's elected contribution rate. Unless a participant has properly withdrawn from the Offering Period, each option granted under the A&R ESPP will automatically be exercised on the last trading day of the Offering Period (the "**Purchase Date**"). The purchase price will be equal to 85% of the lesser of the fair market value of our common stock on (i) the Offering Date and (ii) the Purchase Date.

Plan Administration

The A&R ESPP will be administered by our Compensation Committee. Subject to the terms of the A&R ESPP, the Compensation Committee will have the authority to, among other matters, determine the eligibility of participants, determine the terms and conditions of offerings under the A&R ESPP, and construe and interpret the terms of the A&R ESPP.

Eligibility

Generally, all of our employees, and employees of any of our subsidiaries designated by the Compensation Committee, will be eligible to participate in the A&R ESPP; provided that employees who own (or are deemed to own as a result of stock attribution rules) stock constituting 5% or more of the total combined voting power or value of all classes of our stock or any of our subsidiaries will not be permitted to participate in the A&R ESPP. The Compensation Committee may, in its discretion, exclude the following categories of employees from participation: (i) employees who are not employed prior to the beginning of an Offering Period; (ii) employees who are customarily employed 20 hours or less per week in a calendar year; (iii) employees who are customarily employed five months or less in a calendar year; (iv) certain "highly compensated" employees; (v) employees who are citizens or residents of a foreign jurisdiction, if such employee's participation is prohibited under the laws of the jurisdiction governing such employee or compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; (vi) employees who do not meet any other eligibility requirements that the Compensation Committee may choose to impose (within the limits permitted by the Code); and (vii) individuals who provide services to Workday who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

As of April 17, 2026, approximately 20,600 of our employees were eligible to participate in the A&R ESPP.

Enrollment in the A&R ESPP

Eligible employees become participants in the A&R ESPP by completing a subscription agreement or enrolling online authorizing payroll deductions prior to the applicable Offering Date. A person who becomes employed after the commencement of an Offering Period may not participate in the A&R ESPP until the commencement of the next Offering Period.

Contribution and Purchase Limitations

Unless otherwise determined by the Compensation Committee in accordance with the terms of the A&R ESPP, no participant may (i) elect a contribution rate of more than 15% of his or her compensation (as defined in the ESPP) for the purchase of shares under the A&R ESPP; (ii) purchase more than 1,500 shares of our common stock (which limit the Compensation Committee may increase or decrease provided such limit does not exceed 10,000 shares) under the A&R

ESPP on any one Purchase Date; and (iii) purchase shares that have a fair market value of more than $25,000, determined as of the Offering Date, in any calendar year in which the Offering Period is in effect.

Certain Corporate Transactions

If the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the Compensation Committee will proportionately adjust the number of shares available under the A&R ESPP, the purchase price, the number of shares any participant has elected to purchase and the limit on the number of shares a participant may purchase on any one Purchase Date.

In the event of a Corporate Transaction (as defined in the A&R ESPP), each outstanding right to purchase common stock under the A&R ESPP will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, the Offering Period with respect to which such purchase right relates will be shortened and provide for a new final Purchase Date, which shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Compensation Committee. The A&R ESPP shall terminate on the closing of the Corporate Transaction.

Term; Amendments and Termination

The Compensation Committee may generally amend, suspend, or terminate the A&R ESPP at any time without stockholder approval, except as may be required by applicable law or exchange listing rules. The A&R ESPP will terminate upon the issuance of all of the shares of common stock reserved for issuance under the A&R ESPP or an earlier termination of the A&R ESPP by our Board of Directors or our Compensation Committee.

Certain U.S. Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences to us and to participants in the A&R ESPP based on tax laws in effect as of the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters that may be relevant to any particular participant. Among other considerations, this summary does not describe the tax laws of any state, municipality or foreign jurisdiction, or describe gift, estate, excise, payroll or other employment taxes. Participants are advised to consult with their tax advisors regarding the tax consequences of participation in the A&R ESPP. The A&R ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and the following discussion is based on the assumption that it is so qualified.

Each participant's payroll deductions under the A&R ESPP will be made on an after-tax basis. Generally, the participant will not recognize any taxable income at the time he or she is granted an option to purchase shares of common stock during an Offering Period or at the time the option is exercised to purchase shares on behalf of the participant. The participant will generally only recognize taxable income (or loss) on the date the participant sells or otherwise disposes of the acquired shares. The particular tax consequence depends on the length of time such shares are held by the participant prior to the sale or disposition.

If the shares are sold or disposed of more than two years from the first day of the Offering Period during which the shares were purchased, and more than one year from the Purchase Date or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the amount by which the fair market value of the shares on the Offering Date exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Offering Date) and (ii) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price. If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.

We are generally not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above.

New Plan Benefits

Participation in the A&R ESPP is voluntary and each eligible employee will have the discretion to determine whether and to what extent to participate in and contribute to the A&R ESPP. Accordingly, the benefits and amounts that will be received or allocated to officers and other employees under the A&R ESPP are not determinable at this time. Our non-employee directors will not be eligible to participate in our A&R ESPP.

Historical Plan Benefits

The closing price per share of our common stock on April 17, 2026 was $123.83. The following table shows, as to each of the individuals or groups indicated, the aggregate number of shares of common stock purchased under our ESPP since its inception through April 17, 2026. Our non-employee directors are not eligible to participate in our ESPP.

Named Executive Officers	Number of Shares Issued Under ESPP
Aneel Bhusri Co-Founder, Chief Executive Officer, and Chair	—
Carl Eschenbach Former Chief Executive Officer	310
Zane Rowe Chief Financial Officer	—
Gerrit Kazmaier President, Product & Technology	—
Richard H. Sauer Chief Legal Officer & Head of Corporate Affairs	834
All current executive officers as a group (6 persons)	961
All employees (excluding current executive officers)	10,141,481

ERISA Information; Tax Treatment of A&R ESPP

The A&R ESPP, including the right of participants to make purchases under the A&R ESPP, is intended to qualify as an "Employee Stock Purchase Plan" under the provisions of Section 421 and 423 of the Code, although we may offer sub-plans or offerings that are not intended to meet the Section 423 requirements for employees outside the United States pursuant to the terms of the A&R ESPP. The provisions of the A&R ESPP shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of those sections of the Code.

The A&R ESPP will not be a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Approval of the Amended and Restated ESPP

If the A&R ESPP is approved by our stockholders, it will become effective on the date of the Annual Meeting. Our Board of Directors intends to cause the additional shares of common stock that would become available for issuance to be registered on a Form S-8 Registration Statement to be filed with the SEC at our expense. If stockholders do not approve this proposal, the A&R ESPP will not become effective and the ESPP will continue as-is.

Vote Required

The approval of the Amended and Restated ESPP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 6: STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF EMPLOYEE RETENTION RATES BY DEMOGRAPHIC CATEGORY



☒ **AGAINST**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 6 REGARDING DISCLOSURE OF EMPLOYEE RETENTION RATES BY DEMOGRAPHIC CATEGORY.

We have received notice that As You Sow, on behalf of Corning 2 E W 5A (S) and Laird Norton Family Foundation, intends to submit the proposal set forth below at the Annual Meeting. We will furnish the address and number of shares held by the proponents upon receipt of a request to the Corporate Secretary for such information.

Stockholder Proposal

RESOLVED: Shareholders request that Workday disclose its employee retention rates by all categories the Company is required to track under applicable laws, such as veteran status, age, gender, race, and disability status at reasonable cost and excluding proprietary information.

Supporting Statement by Stockholder Proponent

WHEREAS: Workday Inc. (Workday) states that "We are committed to welcoming varied perspectives, experiences, and thoughts to drive creativity and problem-solving — crucial ingredients for leadership in a rapidly evolving landscape defined by AI, technology, and data. We understand that the pursuit of representation is a transformative journey that demands resilience, persistence, and a commitment to continual improvement. We are dedicated to this long-term effort, knowing that the hard work we invest in today will yield a more balanced, equitable, and innovative future." It also states "Workday's success starts with our people … Because when our employees thrive, Workday thrives … Our employees are our number one core value and our greatest asset."[1] It also notes in its 10-K, "… employees are our number one core value," and, "To execute our growth plan, we must attract, enable, develop, and retain highly qualified talent."[2]

Workday sells human resources' tools to recruit, hire, train and retain workers. Its products and services are being used by client companies to design, implement, and monitor their human capital management strategies. Workday's own 2024 global survey found that diversity, equity, and inclusion efforts remained a priority for 2,600 executives, with many companies increasing budgets and considering AI and other services Workday provides.[3] Two-thirds of respondents had said that the demand of these programs were internally motivated and sat outside of political pressure.

Yet, Workday is not modeling the use of the solutions it provides to the marketplace. It does not disclose whether it is actually succeeding in retaining its own talent particularly across different demographic groups. This lack of transparency prevents investors from evaluating a material driver of the company's brand, risk exposure, performance, and long-term value creation.

As employees leave, they take with them institutional knowledge, customer relationships, and process memory. High employee turnover also imposes recruitment, onboarding, and training costs. Gallup estimates employee-related turnover costs at 80% of annual salary for professionals in technical roles.[4]

In contrast, when a business retains employees, resources are freed up for customer service and investment in growth. Reducing separation rates also allows more investment per employee (training, development, cross-skilling) and the ability to build and deepen employee skills over time. Strong retention signals a healthy internal culture where employees have confidence in the future of the company.

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[1] https://www.workday.com/content/dam/web/en-us/documents/other/workday-global-impact-report.pdf.

[2] https://app.quotemedia.com/data/downloadFiling?webmasterid=101533&ref=318999448&type=HTML&symbol=WDAY&cdn=e97899deca2c055abdc0974b28d33c21&companyName=Workday+Inc.&formType=10-K&dateFiled=2025-03-11

[3] https://blog.workday.com/en-us/workday-dei-landscape-report-business-leaders-remain-committed-2024.html

[4] https://www.gallup.com/workplace/646538/employee-turnover-preventable-often-ignored.aspx

Employers such as Microsoft, Visa, Procter & Gamble, Bank of America, Netflix, and Pfizer disclose retention or attrition data by demographic group. In total, more than 250 companies disclose retention rates by gender and over 70 report them by race.

The Company's Statement of Opposition

Our Board of Directors has carefully considered this stockholder proposal and recommends that you vote against it. While we strive to both build an inclusive workforce and retain great talent, we believe this proposal is unnecessary and not in the best interests of Workday or our stockholders.

Our Approach to Employee Retention and Inclusion

Our employees are our number one core value, and we believe that our success starts with our people. We recognize the importance of employee retention outlined in the proposal, and as a provider of solutions that help organizations build agile skills-based workforces, deliver better employee experiences, and empower human resources leaders to champion the potential of their workforces, our approach to employee retention goes beyond simple tracking of employee demographic metrics. In fact, we have built a sophisticated, multi-faceted approach to Workday employee satisfaction, talent retention, and company culture that demonstrates the use and value of our own solutions.

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and have the ability to make an impact in their roles. We developed Career Hub, available to all of our employees through the Workday platform, which helps our employees share skills and interests and receive relevant professional connections, curated learning content, and recommended jobs and skills to help them on their career journeys. Using Workday AI, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages opportunities for continued career development at Workday. Through the Career Path Builder feature on Career Hub, our employees can build and explore a step-by-step path to reach their career potential at Workday, promoting the retention of our workforce.

Additionally, we believe that understanding what our employees want and supporting them effectively is critical to retaining our highest performing employees, and we use our own solutions to listen to and engage with our employees. With Workday Peakon Employee Voice, powered by Workday AI, we collect and analyze feedback in real time from our employees, garner insights and recommendations, and turn that feedback into dialog and action. The data points we receive from the weekly Peakon Employee Voice surveys sent to all employees help us to identify actions to improve our company and culture and support talent retention in ways that matter most to our employees based on their own feedback.

In addition to using our own technology to promote employee retention, we prioritize our employees by building a vibrant workplace that fuels collaboration and where all employees are valued for their unique perspectives. We do this by investing in our employees' growth, offering flexibility, and promoting well-being and productivity, both personally and professionally. Our Employee Belonging Councils are instrumental in cultivating a culture of Value Inclusion and Belonging for Everyone™ by providing spaces open to all employees to build connections, foster ideation, and drive innovation.

Board Oversight of Human Capital Management

Our Board, through its Compensation Committee, actively oversees and provides input on our human capital management strategy, including employee retention and workforce composition. The Compensation Committee receives regular reports from management on workforce metrics, retention trends, and the effectiveness of our human capital management strategies and policies regarding (i) Workday's total rewards programs, (ii) workforce planning and our skills-based hiring approach, (iii) employee skills, development, engagement, and well-being, and (iv) our inclusive, high-performance culture. This Board-level oversight helps ensure that retention and inclusion remain strategic priorities with appropriate accountability.

Furthermore, the Compensation Committee works closely with management to monitor and mitigate any significant human capital-related risk exposures. By regularly assessing workforce composition, succession planning, and our overall compensation philosophy, the Compensation Committee helps ensure that our human capital management practices are designed to retain a well-rounded and highly skilled workforce without the need for the rigid, granular tracking requested by the proposal, which could undermine our strategic flexibility in a highly competitive market.

Our Approach to Retention Analysis

Workday takes a holistic, skills-based approach to talent acquisition and retention. By standardizing practices to attract, retain, and evaluate talent fairly, minimize barriers and biases, and promote a skills-first workforce approach, we aim to deliver a meaningful and positive experience for all. Our 2025 Global Impact Report provides workforce demographic information broken down by gender across our total global population, leadership, management, technical roles, and non-technical roles and by age across our total global population, leadership, and management. We do not report retention rates segmented by demographic categories since publishing such segmented data might incorrectly suggest that these metrics drive our corporate strategy, human capital priorities, or resource allocation.

The Requested Disclosure Would Not Benefit Stockholders

The Board does not believe the requested segmented retention data would provide meaningful additional information to stockholders. The detailed disclosure of our use of our own technology to promote employee development, our employee engagement programs, and Board-level oversight of human capital management, combined with the demographic composition information in our 2025 Global Impact Report, already offers stockholders appropriate insight into the effectiveness of our employee recruitment, retention, and development strategy. Any meaningful analysis of employee retention must distinguish between voluntary departures, involuntary separations, and natural workforce transitions such as retirements, relocations, and career changes. Presenting segmented retention data in isolation, without appropriate context regarding the numerous factors that influence employee departures, risks mischaracterizing our priorities, could lead to misleading conclusions about the effectiveness of our programs or the health of our workplace culture, and would fail to provide stockholders with actionable insights. Such disclosure could overstate the role demographic metrics play in our workforce management and planning or may create pressure to optimize for specific metrics rather than our skill-based approach.

In addition, our commitment to fair treatment is validated by independent third parties. For the sixth consecutive year, Workday has been recognized by Ethisphere as one of the World's Most Ethical Companies. We have also been named to the JUST100 by JUST Capital, recognized as one of America's Most Responsible Companies by Newsweek, and named among the World's Most Sustainable Companies by Time. These recognitions reflect external validation that our approach to human capital management, corporate culture, and ethical practices is effective and industry-leading.

For all of these reasons, we believe that adoption of this stockholder proposal is not appropriate and is not in the best interests of Workday and our stockholders. Our Board recommends that stockholders vote against this proposal.

Vote Required

Approval of this stockholder proposal regarding disclosure of employee retention rates by demographic category requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 7: STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF VOTING RESULTS BASED ON SHARE CLASS

☒ **AGAINST** | **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 7 REGARDING DISCLOSURE OF VOTING RESULTS BASED ON SHARE CLASS.**

We have received notice from Brad Lander, Comptroller of the City of New York, that the Office of the Comptroller of the City of New York, as the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (individually, a "System," and, collectively, the "Systems"), intends to submit the proposal set forth below at the Annual Meeting. We will furnish the address and number of shares held by the Systems upon receipt of a request to the Corporate Secretary for such information.

Stockholder Proposal

RESOLVED: Shareholders request that Workday, Inc. ("Workday") disclose the voting results on matters subject to a shareholder vote according to the class of shares, specifically differentiating between shares carrying one vote per share and those carrying multiple votes per share, beginning with Workday's 2026 annual meeting.

Supporting Statement by Stockholder Proponent

Workday maintains a dual-class structure for its common stock. Its Class B common stock carries ten votes per share while its Class A common stock carries one vote per share.[5] Currently, voting results are disclosed by Workday without any distinction by share class. It is important for results to be disclosed separately by share class to determine whether the concerns of each type of stockholder are aligned and communicated appropriately to the Board.

Due to this share structure, a small group controls Workday's voting rights. As of April 2025, co-founders David Duffield and Aneel Bhusri and their affiliates owned about 99% of the Class B common stock, giving them approximately 70% of the total voting power.[6] Workday affirms that this outsized voting power gives the co-founders the ability "to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets."[7]

The co-founders' control is expected to remain until at least October 2032, or until other specified conditions are met.[8] As Workday affirms, this outsized influence "will limit or preclude the ability of non-affiliates to influence corporate matters for the foreseeable future.[9]

Because Class B stockholders can determine voting outcomes, aggregate reporting may mask substantial opposition from unaffiliated stockholders, [*sic*]

Although Workday's aggregated vote disclosure indicates majority shareholder support, investors must perform detailed modeling to approximate independent shareholder sentiment.

Based on our analysis, we estimate that 75% of unaffiliated shareholders voted against Say-on-Pay in 2024 — in fact, a substantial majority voted against this proposal from 2022 through 2025, and against the 2022 equity plan. These estimates highlight why Workday should disclose vote results by class. Investors should not be required to devote specialized staff and repeated modeling simply to understand whether independent shareholders support or oppose management.

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5   https://www.sec.gov/Archives/edgar/data/1327811/000132781125000056/wday-20250131.htm

6   https://www.sec.gov/Archives/edgar/data/1327811/000110465925038009/tm2428649-2_def14a.htm#tSOOC; co-founders also own a portion of Class A stock.

7   https://www.sec.gov/Archives/edgar/data/1327811/000132781125000056/wday-20250131.htm

8   Ibid.

9   Ibid.

Disaggregated vote reporting would allow Class A stockholders — and the Board — to assess whether the Board is responsive to the majority of unaffiliated shareholders without the need to perform complex, resource-intensive analysis.

The nonpartisan Council of Institutional Investors includes class-based vote disclosure as a best practice, and companies such as Duluth Holdings Inc. and Salem Media Group already provide it.

Workday should adopt this straightforward governance practice as it would benefit both unaffiliated investors and the Board.

Vote **FOR** this proposal.

The Company's Statement of Opposition

Our Board of Directors has carefully considered this stockholder proposal and, given that Workday already provides comprehensive information about our capital structure and security ownership through our existing disclosures, our Board believes that the requested additional disclosure is unnecessary and not in the best interests of the company or our stockholders. Our Board recommends that you vote against this proposal.

Our Existing Disclosures Already Equip Stockholders With the Relevant Information

Detailed disclosure with respect to our capital structure and security ownership is provided to stockholders annually in our proxy statement and in other filings made with the SEC. These disclosures make clear that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. We also disclose the beneficial ownership of our directors, officers, and significant stockholders, including the number and percentage of Class B shares held by our co-founders and their affiliates. Armed with this publicly available data, any stockholder or market participant can readily evaluate the composition and implications of our voting results.

Investors Have Long Been Aware of Our Dual Class Structure

Our dual class share structure has been a feature of the company since we became publicly traded. All Workday stockholders and market participants have had an opportunity to review the voting rights attached to each class of shares and the concentration of voting power among our co-founders, and to weigh this information in their investment decisions, prior to acquiring our stock. We believe this proposal is unnecessary and does not provide an additional benefit to our stockholders as it does not address an information gap, but rather seeks information that stockholders can already closely estimate based on the comprehensive ownership and voting data we currently publish.

Robust Governance Practices Ensure Accountability to All Stockholders

Our Board takes seriously its obligation to act in the best interests of all Workday stockholders, without regard to the class of shares they hold. Rather than relying on a single disclosure metric, we have built a governance framework that provides meaningful accountability and multiple channels for stockholder input. As described elsewhere in this Proxy Statement, we engage with our stockholders, including holders of our Class A common stock, throughout the year to solicit feedback on areas such as our corporate governance, compensation programs, and responsible AI practices. Our commitment to proactive, year-round dialogue fosters transparency and accountability in our decision-making.

Class-by-Class Vote Reporting Is Not Standard Practice and Offers Limited Incremental Value

Reporting voting results based on class of shares remains a rare practice among dual class issuers. Many of the nation's leading technology companies operate under multi-class structures and do not publish disaggregated vote tallies. When considered alongside the comprehensive information we already make available and our commitment to ongoing dialogue with our stockholders, the marginal transparency benefit of the requested report does not justify singling us out for a practice that the market has not broadly embraced.

For all these reasons, our Board recommends that stockholders vote against this proposal.

Vote Required

Approval of this stockholder proposal regarding disclosure of voting results based on share class requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

We are committed to effective corporate governance that:


strengthens board and management accountability


promotes the long-term interest of our stockholders


is informed by the perspectives of our stockholders

Our Corporate Governance Guidelines establish the governance framework within which the Board of Directors conducts its business and fulfills its responsibilities. These guidelines are available on our website at www.workday.com/governanceguidelines. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices, and other developments, and approves updates as appropriate.

Our Board has taken a thoughtful approach to board composition and refreshment to ensure that our directors have backgrounds that individually and collectively add significant value to the strategic decisions made by the company and that enable the Board to provide oversight of management as our company grows to help ensure accountability and transparency to our key stakeholders, including our stockholders. In addition to a strong, engaged, and highly independent Board with deep expertise in areas most critical to Workday's business and strategic objectives, we are committed to a corporate governance structure that promotes long-term stockholder interests by providing our stockholders with both the opportunity to provide direct feedback and key substantive rights to help ensure accountability.

Risk Oversight by Our Board of Directors

Board of Directors

- Reviews strategic and operational risks, including Workday's product and innovation roadmap, development and deployment of AI, and responsible AI framework and practices
- Receives reports on all significant committee activities at each regular meeting
- Evaluates the risks inherent in significant transactions and oversees our approach to acquisitions, including the integration of acquired companies
- Assists in determining the appropriate level of risk for our company and assesses the specific risks that we face
- Reviews management's strategies for adequately mitigating and managing identified risks
- Regularly meets in executive sessions to provide oversight of risks independent of management

Audit Committee	Compensation Committee	Nominating and Governance Committee
• Oversees the overall enterprise risk management framework of the company • Oversees the accounting and financial reporting processes of the company • Oversees risks relating to financial accounting, reporting and controls, and ethical, legal, and regulatory matters, including cybersecurity and other information technology risks	• Assesses risks created by the incentives inherent in our compensation policies • Oversees human capital management, including workforce planning and employee development and engagement • See "Compensation Policies and Practices as they relate to Risk Management" in the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement for additional information	• Assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, and matters related to corporate governance, public policy, the regulatory and geopolitical environment, and sustainability initiatives

Management

- Responsible for day-to-day management of risk
- Reports to Board on a regular basis on areas of strategic and operational risks

Risk is inherent in every business, and so risk assessment and oversight are critical parts of Workday's governance and management processes. While our management team is responsible for the day-to-day management of risk, our Board of Directors is ultimately responsible for risk oversight. Our Board exercises its risk oversight function both directly and indirectly through its committees and believes that open communication between the Workday management team and our Board is essential for effective risk management and oversight. Our Board receives regular reports from members of senior management on areas of material risk to Workday, including strategic, operational, financial, cybersecurity- or privacy-related, AI-related, sustainability-related, legal, regulatory, and reputational risks. While our full Board reviews material business and strategic risks, the Audit Committee, Nominating and Governance Committee, Compensation Committee, and Investment Committee support our Board in discharging its risk oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face, and that our Board leadership structure supports this approach.

Board Oversight of Security, Privacy, and Trust

Our Board of Directors devotes significant time to our privacy practices as well as cybersecurity and information security risks and cyber incident preparedness and response. Our Chief Information Security Officer and other internal and external privacy and security subject matter experts regularly update the Audit Committee and the Board on our privacy and security practices, as well as existing and emerging cyber threats, incident response, our security framework and governance processes, security features of the products we provide our customers, the results of third-party assessments, and the status of projects to strengthen our cybersecurity systems.

Board Oversight of AI

Our full Board of Directors directly oversees Workday's corporate and product AI strategy and receives regular updates from our President, Product & Technology, Chief Responsible AI Officer, and other executives on our development and deployment of emerging technologies, including generative and agentic AI, and our responsible AI framework and practices. In addition, the Board also oversees certain AI-related risks at the committee level. The Audit Committee oversees cybersecurity, privacy, and other information technology risks related to AI and the Nominating and Governance Committee oversees external risks related to AI, including those related to the evolving regulatory environment.

Director Independence

Our Class A common stock is listed on the Nasdaq Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent. Our Board of Directors has determined that none of our current directors who are not current employees (Messrs. Bogan, Frederick, Hawkins, McNamara, Speiser, Still, and Yang, and Mses. Centoni, Doughtie, and Morris) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the Nasdaq Global Select Market. The disinterested members of our Board have determined that the arms-length commercial transactions we enter into with companies that employ certain members of our Board do not interfere with the independence of such directors.

Leadership Structure

Our corporate governance framework provides the Board of Directors flexibility to determine the appropriate leadership structure that promotes Board effectiveness and is in the best interests of Workday and our stockholders. Our Corporate Governance Guidelines do not require the separation of the offices of Chair of the Board and Chief Executive Officer. The Board may appoint a Chair and one or more Vice Chair of the Board, at least one of whom will be an independent director. If the role of Chair is filled by a director who does not qualify as an independent director, the independent members of the Board will designate a Lead Independent Director. The Lead Independent Director may also be a Vice Chair.

The Board appointed Mr. Bhusri as our Chief Executive Officer, effective February 6, 2026. Mr. Bhusri also serves as a member of our Board, including serving as Chair since April 2021. Because our Chair is a current executive officer of Workday, Mr. Hawkins serves as our Vice Chair and Lead Independent Director of the Board. Independent directors and management sometimes have different perspectives and roles in strategy development. Our independent directors bring experience, oversight, and expertise from outside of Workday, while Mr. Bhusri brings Workday-specific experience and expertise.

Our Board believes that the current leadership structure, coupled with a strong emphasis on independence, provides effective independent oversight of management while allowing the Board and management to benefit from the extensive executive leadership and operational experience of Mr. Bhusri. As Co-Founder, Chief Executive Officer, and Chair, Mr. Bhusri possesses in-depth knowledge of the issues, opportunities, and challenges facing Workday and its business, and is equipped to coordinate with the Board as he drives Workday's innovation agenda, product vision, and strategic priorities during this pivotal moment in the enterprise software industry. Mr. Bhusri's experience is fundamental to our next phase of growth and our commitment to the continued creation of both innovative solutions for our customers and sustainable value for our stockholders.

Lead Independent Director

Mr. Hawkins serves as Vice Chair of the Board and as Lead Independent Director of the Board of Directors. As Lead Independent Director, among other responsibilities, Mr. Hawkins:

- coordinates and prepares agendas and presides over regularly scheduled meetings at which only our independent directors are present;

- serves as a liaison between employee directors and the independent directors;

- coordinates the activities of the independent directors;

- advises the Chief Executive Officer and/or Chair, as applicable;

- advises the Board periodically or as needed about the quality, quantity, and timeliness of information requested by the Board from Workday's management;

- oversees the Board's evaluation of the Chief Executive Officer's performance and the Board's annual evaluation process;

- is available, under appropriate circumstances, for direct communication with stockholders; and

- performs such additional duties as our Board may otherwise determine, request, or delegate from time to time.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of independent directors during each regularly scheduled Board meeting and at such other times if requested by an independent director. These executive sessions are usually chaired by our Lead Independent Director and feedback is provided to Workday's Chief Executive Officer or other members of management, as needed, promptly after such executive sessions.

Meetings of the Board of Directors

The Board of Directors met 14 times during fiscal 2026 and took action by unanimous written consent four times. Each director attended at least 75% of the total number of meetings of the Board and of any Board committees of which he or she was a member during fiscal 2026, except for Messrs. Frederick and Yang, who attended 74% and 73%, respectively, of such meetings held during fiscal 2026.

It is our policy that directors are invited and encouraged to attend our annual meetings of stockholders. All members of the Board during fiscal 2026 attended our annual meeting held on June 4, 2025. We have scheduled our 2026 Annual Meeting on the same day as a regularly scheduled Board meeting in order to facilitate attendance by our Board members.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and an Investment Committee. The current composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. The following table provides membership information for each of our Board committees:

	Audit Committee	Compensation Committee	Nominating & Governance Committee	Investment Committee
Aneel Bhusri ★				
Thomas F. Bogan	Member			Member
Elizabeth Centoni		Member		
Lynne M. Doughtie	Member	Member		
Wayne A.I. Frederick, M.D.			Member	
Mark J. Hawkins ★★	Committee Chair		Member	
Michael M. McNamara	Member		Committee Chair	
Rhonda J. Morris		Member		
Michael L. Speiser				Member
George J. Still, Jr.		Committee Chair		Member
Jerry Yang			Member	Committee Chair

★ = Chair of the Board   = Committee Chair

★★ = Lead Independent Director   = Member

Audit Committee

Our Audit Committee is composed of Ms. Doughtie and Messrs. Bogan, Hawkins, and McNamara, each of whom is independent and financially literate within the meaning of the Nasdaq Global Select Market rules. Mr. Hawkins is the Chair of the committee. Each of Ms. Doughtie, and Messrs. Bogan, Hawkins, and McNamara also satisfies the independence requirements of Rule 10A-3 of the Exchange Act. Ms. Doughtie and Messrs. Bogan and Hawkins are each an Audit Committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the Nasdaq Global Select Market. The designation does not impose on any of them any duties, obligations, or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board.

The Audit Committee met nine times during fiscal 2026. The committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

- ensuring the independence of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

- establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters or alleged violations of our Code of Conduct or applicable laws;

- overseeing our internal audit function and reviewing and discussing with management internal audit activities;

- considering the adequacy of our internal controls and our internal audit function;

- reviewing the development and implementation of disclosure controls and procedures with respect to sustainability disclosures;

- overseeing our overall enterprise risk management framework and reviewing our (i) major financial risk exposures, (ii) significant climate-related financial risks, (iii) cybersecurity, privacy, and other information technology risks, including those related to AI, and (iv) processes to manage risk;

- overseeing our global ethics and compliance function;

- reviewing proposed waivers of the Code of Conduct for directors and executive officers;

- reviewing material related party transactions or those that require disclosure; and

- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Audit Committee charter is available on our website at www.workday.com/audit-committee-charter.

Compensation Committee

Our Compensation Committee is composed of Mses. Centoni, Doughtie, and Morris and Mr. Still, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. Still is the Chair of our Compensation Committee. Each member of the committee is also a "non-employee director" under Rule 16b-3(b)(3)(i) of the Exchange Act and is free from any relationship that, in the opinion of our Board, would interfere with the exercise of independent judgment as a Compensation Committee member.

The Compensation Committee met five times during fiscal 2026 and took action by unanimous written consent 14 times. The committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;

- reviewing and recommending to our Board the compensation of our directors;

- reviewing and approving, or recommending that our Board approve, the terms of any employment arrangements with our executive officers;

- reviewing and approving the selection of peer companies used for compensation analysis;

- reviewing and approving, or recommending that our Board approve, any amendment of our recoupment policies and practices and stock ownership guidelines applicable to our Board and/or executive officers;

- administering our stock and equity incentive plans;

- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans;

- working with management and independent directors to facilitate ongoing succession planning for executive officer positions;

- reviewing our strategies and policies related to human capital management, including Workday's total rewards programs; workforce planning and our skills-based hiring approach; employee skills, development, engagement, and well-being; and our inclusive, high-performance culture;

- reviewing our major compensation and human capital-related risk exposures; and

- reviewing our overall compensation philosophy.

The Compensation Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Compensation Committee charter is available on our website at www.workday.com/compensation-committee-charter.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Messrs. Frederick, Hawkins, McNamara, and Yang, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. McNamara is the Chair of our Nominating and Governance Committee.

The Nominating and Governance Committee met five times during fiscal 2026. The committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board;

- reviewing and recommending our Corporate Governance Guidelines and policies;

- overseeing and reviewing our (i) policies and programs concerning sustainability, corporate responsibility, and governance, (ii) public policy matters, including political activities and expenditures, and (iii) participation and visibility as a global corporate citizen;

- overseeing significant environmental-related risks, including climate-related risks, and the steps management has taken to monitor or mitigate such risks;

- overseeing regulatory, compliance, and geopolitical risks facing the company, such as those related to Workday's use and development of AI and macroeconomic events;

- conducting an annual review of the independence of the non-employee directors and members of the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee;

- reviewing and recommending the composition of our Board and its committees in light of the current needs of the Board, including determining whether it may be appropriate to add or remove directors after considering issues of judgment, age, skills, background, and experience;

- overseeing the process of evaluating the performance of our Board;

- reviewing any feedback received from stockholder engagement efforts and reviewing any proposals properly submitted by stockholders for action at annual meetings of stockholders and making recommendations to our Board regarding action to be taken in response to such proposals; and

- assisting our Board on other corporate governance matters.

The Nominating and Governance Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Nominating and Governance Committee charter is available on our website at www.workday.com/nominating-governance-committee-charter.

Investment Committee

Our Investment Committee is composed of Messrs. Bogan, Speiser, Still, and Yang. Mr. Yang is the Chair of our Investment Committee. Our Investment Committee is responsible for reviewing and approving, or recommending that the Board approve, certain mergers, acquisitions, joint ventures, and investments, and working with management to develop effective and scalable processes for the review and execution of such transactions. The Investment Committee met five times during fiscal 2026.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or at any time during the past year has been, an officer or employee of ours during the time on which they served on the Compensation Committee. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Considerations in Evaluating Director Nominees

The Nominating and Governance Committee is responsible for identifying, evaluating, and recommending candidates to the Board of Directors for Board membership, or the Board may conduct the process of identifying and evaluating Board candidates directly. A variety of methods are used to identify and evaluate director nominees, with the goal of maintaining and further developing an experienced and highly qualified Board. Candidates may come to our attention through current members of our Board, professional search firms, stockholders, or other persons.

The Nominating and Governance Committee will recommend to the Board for selection all nominees to be proposed by the Board for election by the stockholders, including approval or recommendation of a slate of director nominees to be proposed by the Board for election at each annual meeting of stockholders, and, if requested by the Board, will recommend all director nominees to be appointed by the Board to fill interim director vacancies.

The Board will be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Board may, either directly or upon the recommendation of the Nominating and Governance Committee, consider the minimum qualifications set forth below and such other factors as it may deem, from time to time, are in the best interests of Workday and our stockholders.

Director Qualifications

The Nominating and Governance Committee and the Board believe that candidates for director should have certain minimum qualifications, including, without limitation:

- demonstrated business acumen and leadership, and high levels of accomplishment;

- experience with high-growth companies and global public companies;

- ability to exercise sound business judgment and to provide insight and practical wisdom based on experience;

- commitment to understand Workday and its business, products, industry, competitive landscape, and strategic objectives;

- integrity and adherence to high personal ethics and values, consistent with our Code of Conduct;

- ability to read and understand financial statements and other financial information pertaining to Workday;

- commitment to enhancing stockholder value;

- willingness to act in the interest of all stockholders; and

- for directors who are not current or former employees, independence under Nasdaq Global Select Market listing standards and other applicable rules and regulations.

In the context of the Board's existing composition, other requirements that are expected to contribute to the Board's overall effectiveness and meet the needs of the Board and its committees may be considered.

The Nominating and Governance Committee oversees each individual director's performance, the Board's performance, and the operation and composition of each committee. Also, a director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. Thus, the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member, as well as his or her other professional responsibilities, will be considered. To help ensure that our directors devote sufficient time to carry out their duties and responsibilities effectively, our Corporate Governance Guidelines provide that each director may not serve on more than three other public company boards without prior approval of the Nominating and Governance Committee and that each director should engage in discussion with our Nominating and Governance Committee prior to accepting an invitation to serve on a public or for-profit private company board of directors.

When considering nominees, our Nominating and Governance Committee may take into consideration many factors including, among other things, a candidate's independence, integrity, financial and other business expertise, breadth of experience, relevant skills and whether their skills are complementary to those of our existing board, and experience in and knowledge about our business or industry. Workday does not have a formal diversity policy with regards to directors, however Workday values inclusion on a company-wide basis and endeavors to assemble a board with varied perspectives and backgrounds. The Nominating and Governance Committee does not assign specific weights to any particular criteria and reviews the candidate's qualifications in light of the specific needs of the Board at that time.

Director Tenure and Board Refreshment

We believe that a mix of long- and shorter-tenured directors contributes to the effectiveness of our Board. Long-tenured directors possess institutional knowledge and valuable historical insights into Workday's operations, while new directors bring fresh perspectives. To achieve the appropriate balance of tenure, skills, experience, and contributions, the Board carefully considers its composition on an ongoing basis. In furtherance of this objective, and to strengthen representation of certain key skills and experiences, including AI

expertise, operational experience, and experience as a Workday customer, the Board elected Mses. Centoni and Morris and Mr. Speiser within the last two fiscal years.

Under the Corporate Governance Guidelines, there are no limits on the number of three-year terms that may be served by a director. However, in connection with evaluating recommendations for nomination for re-election, director tenure is considered.

Director Onboarding and Continuing Education

Our director onboarding program is designed to familiarize new directors with our company, industry, culture, and policies in an effort to optimize their service on the Board. New directors receive orientation materials that provide them with important information about Workday, our Board, and the general roles and responsibilities of directors of publicly traded companies. Each new director also is invited to meet with our executives and other key members of senior management to gain a deeper understanding of Workday's business and operations.

We recognize the benefit of continuing education for our directors — especially in the areas presenting the most critical risks to Workday. Our executives, other key members of senior management, and outside experts, as appropriate, routinely speak at Board and committee meetings on topics impacting Workday, including emerging risks, industry trends, technological developments, strategic priorities, policy updates, and competitive challenges. We have provided director education on evolving areas such as cybersecurity and AI, allowing our directors to build upon their existing skills and expertise while gaining a better understanding of new challenges and opportunities facing our business. We also encourage our directors to attend external educational programs and provide financial and administrative support for that purpose.

Annual Board Evaluations

Our Board is committed to continuous improvement, and the annual Board and committee self-evaluations play critical roles in assessing the overall effectiveness of our Board and committees. The evaluations allow each director to assess the processes, structure, composition, and effectiveness of the Board and of each committee on which he or she sits, as well as their own contributions. The annual evaluation process is set forth below.



Complete Questionnaire	Review Responses	Incorporate Feedback
Each director completes a written questionnaire pertaining to the Board and each committee on which they serve. Each director also completes an individual self-assessment, allowing him or her to reflect on their own contributions.	Results of the questionnaires are anonymized and the responses are reviewed, analyzed, and reflected upon by the directors and then discussed by the Board and each committee.	Board and committee policies and practices are revised as appropriate based on the results of the evaluation.

Non-Employee Director Compensation

Under our current compensation practices, our non-employee directors receive equity compensation for their service as directors, which we believe reinforces alignment with our stockholders and is consistent with our overall compensation philosophy. Our Board of Directors has historically approved annual refresh grants for our non-employee directors in respect of their Board and committee service at levels recommended by our Compensation Committee. Our compensation practices for non-employee directors are reviewed annually by our Compensation Committee. In addition, our executive compensation consultant, Semler Brossy Consulting Group ("Semler Brossy"), analyzes the competitive position of our director compensation program against the peer group used to review our executive compensation and examines how our director compensation levels, practices, and design features compare to members of our compensation peer group. Our Compensation Committee reviews this peer group to assess our director compensation against companies that have a similar size and growth trajectory as Workday and have similar business characteristics, such as companies focused on cloud applications or enterprise software. You can find additional information on our compensation peer group in the "Compensation Discussion and Analysis" section included elsewhere in this Proxy Statement.

During fiscal 2026, in accordance with the practices described above, our Compensation Committee reviewed our non-employee director compensation program and recommended that the Board maintain the annual refresh grant of restricted stock units ("RSUs") to our non-employee directors and to the Chair of the Board, Vice Chair/Lead Independent Director, and committee members and chairs at the same levels disclosed in our 2025 Proxy Statement, which are set forth in the table below. The number of RSUs awarded to each director during fiscal 2026 was determined by dividing the value of RSUs approved by the Board for each director by the trailing 20-day simple moving average stock price of Workday's Class A common stock, calculated using the 20 trading days prior to the date of grant. These equity awards vest in one annual installment on May 5th of the year following the year of grant, assuming continuous service through the vest date.

Grant Type	Annual RSU Award
Non-Employee Director	$ 320,000
Non-Employee Chair of the Board	50,000
Vice Chair and Lead Independent Director	50,000
Chair of the Audit Committee	75,000
Member of the Audit Committee	37,500
Chair of each of the Board's other Committees	50,000
Member of each of the Board's other Committees	25,000

Additionally, upon joining our Board, a non-employee director will generally be granted an initial equity award in connection with his or her appointment to the Board. Our 2022 Equity Incentive Plan provides that a continuing non-employee director may receive awards representing no more than $750,000 total value in any calendar year, and a newly appointed non-employee director may receive awards up to $1,750,000 in total value in the calendar year in which the individual first becomes a non-employee director, provided that any initial award granted in connection with the commencement of his or her initial service as a non-employee director shall not exceed $1,000,000 in value. Consistent with these policies and other recent director appointments, in fiscal 2026 Ms. Morris received an initial award upon her appointment with a target value of $750,000. Ms. Morris also received the regular annual award for non-employee directors for her service on the Board and Compensation Committee in fiscal 2026, which had a grant date value of $333,305 of the date of grant, consistent with other Workday directors and in line with our standard practice for newly-appointed non-employee directors.

Consistent with the above, in fiscal 2026, the Compensation Committee granted awards to the non-employee directors as set forth in the following table. We also reimburse directors for travel expenses incurred in connection with attendance at Board meetings and other Workday events and for expenses incurred for continuing education related to their service as directors. Other than as set forth in the table below, in fiscal 2026, we did not pay any cash compensation or other fees to, make any equity awards or non-equity awards to, or pay any other compensation to any person who served as a non-employee director for all or a portion of fiscal 2026 in respect of their service as members of our Board.

Name	Grant Date	Number of Shares Subject to RSU Award[1]	Value of RSU Award on the Date of Grant[2]	Total Compensation
Mark J. Hawkins (Vice Chair and Lead Independent Director)	6/04/2025	1,820	$ 454,054	$ 454,054
Thomas F. Bogan	6/04/2025	1,481	369,480	369,480
Elizabeth Centoni	6/04/2025	1,336	333,305	333,305
Lynne M. Doughtie	6/04/2025	1,481	369,480	369,480
Wayne A.I. Frederick, M.D.	6/04/2025	1,336	333,305	333,305
Michael M. McNamara	6/04/2025	1,578	393,679	393,679
Rhonda J. Morris	6/04/2025	1,336	333,305	
	3/05/2025[3]	2,852	740,408	1,073,713
Michael L. Speiser	6/04/2025	1,336	333,305	333,305
George J. Still, Jr.	6/04/2025	1,530	381,704	381,704
Jerry Yang	6/04/2025	1,530	381,704	381,704

(1) RSU awards shown in the table above will vest in full on May 5, 2026, other than as indicated in the following footnotes. The following table provides information regarding outstanding equity awards held by non-employee directors as of January 31, 2026:

Name	RSU Awards	
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[(i)]
Mark J. Hawkins	1,254	220,240
	1,820	319,647
Thomas F. Bogan	206	36,180
	1,481	260,108
Elizabeth Centoni	2,146	376,902
	1,336	234,642
Lynne M. Doughtie	1,481	260,108
Wayne A.I. Frederick, M.D.	656	115,213
	1,336	234,642
Michael M. McNamara	1,578	277,144
Rhonda J. Morris	2,852	500,897
	1,336	234,642
Michael L. Speiser	2,165	380,239
	1,336	234,642
George J. Still, Jr.	1,530	268,714
Jerry Yang	1,530	268,714

(i) The market value of unvested RSUs is calculated by multiplying the number of unvested shares held by the applicable director by the closing price of our Class A common stock on January 30, 2026, the last trading day of our fiscal year, which was $175.63.

(2) The amounts included in the "Value of RSU Award on the Date of Grant" column represent the aggregate grant date fair value of the RSU awards calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of each RSU award is measured based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the directors.

(3) Ms. Morris was granted RSUs on March 5, 2025, with a target value of $750,000 in connection with her appointment to our Board, one-fourth of which vested on March 5, 2026, and the balance of which will vest in equal installments over the following 12 quarters, assuming continuous service through the applicable vesting dates.

Communications with the Board of Directors



Stockholders and other interested parties wishing to communicate about bona fide issues or questions with the Board of Directors or with an individual member of the Board may do so by writing to the Board or to the particular member of the Board, care of the Corporate Secretary at generalcounsel@workday.com or by mail to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The communication should indicate that it contains a stockholder or interested party communication. All such communications will be forwarded to the director or directors to whom the communications are addressed. Workday will generally not forward to the Board a communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about Workday.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Governance Committee will consider properly submitted stockholder recommendations for candidates for our Board of Directors who meet the minimum qualifications as described above. A stockholder of record can nominate a candidate for election to the Board by complying with the procedures in Article I, Section 1.12 of our Bylaws. Any nomination should be sent in writing to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws and Rule 14a-19, and a written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. These candidates are evaluated at meetings of the Nominating and Governance Committee and may be considered at any point during the year.

All proposals of stockholders that are intended to be presented by such stockholder at an annual meeting of stockholders must be in writing and notice must be delivered to the Corporate Secretary at the principal executive offices of Workday not later than the dates described below under "Additional Information — Stockholder Proposals for 2027 Annual Meeting."

RESPONSIBLE BUSINESS PRACTICES

Our Values

     

| Employees | Customer Service | Innovation | Integrity | Fun | Profitability |

Our core values give all of us at Workday a framework for leadership, daily decisions, and employee satisfaction, and help us enjoy our time at work. Staying true to our values has helped to preserve our culture, even as we continue to expand our operations around the globe, and has guided our decisions to help protect and take care of our people, our customers, and our communities.

Protecting Our Business



We believe that maintaining responsible business practices and the highest levels of ethical conduct at every level of our business contributes to our long-term success while allowing us to effectively serve our customers, support our employees, innovate, grow our business, and make positive impacts in the communities in which we operate. At Workday, integrity is paramount, and we actively seek opportunities to contribute to a more sustainable future and enduring growth through responsible AI innovation, sound business practices, and stakeholder engagement. As discussed further below, we recognize the transformative impact of AI and we are committed to responsible AI innovation, striving for ethical development and deployment of AI and agentic technologies that align with our core values. Our dedication to privacy and security underscores our commitment to safeguarding the valuable information entrusted with us by our customers. By prioritizing ethical conduct, sound governance, and effective management-level and board-level oversight of responsible AI, privacy, and security, we foster trust with our stakeholders, mitigate risks, and can build a resilient and sustainable business. Our dedication to responsible business practices is not only a reflection of our values but also a critical driver of our enduring success, positive impact, and our ability to reimagine how work gets done.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers, employees, and contractors. The Code of Conduct helps simplify our commitment to integrity by providing a framework for doing the right thing. To foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2026, we had a 100% completion rate for our annual Code of Conduct training.



Our Code of Conduct is available on our website at www.workday.com/codeofconduct.

Insider Trading Policy

Aligned with our commitment to maintaining the highest ethical standards, we have adopted an Insider Trading Policy governing the purchase, sale, and other transactions of Workday securities by our directors, officers, employees, and contractors, as well as Workday itself. Workday believes that its Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards, as well as our Code of Conduct. The policy prohibits trading in Workday's or another company's securities while in possession of material nonpublic information about the company that issued the security. The policy also prohibits disclosing material nonpublic information about Workday or another company to others, and provides information about our quarterly company-wide restricted trading periods. The Insider Trading Policy also prohibits Workday from transacting in its own securities unless in compliance with applicable laws, rules and regulations, including any applicable listing standards, as well as our Code of Conduct.

A copy of the Workday Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for our fiscal year ended January 31, 2026.

Serving Our Customers

We are committed to building responsible, trustworthy solutions, including those incorporating AI, and acting ethically and transparently in the design and delivery of our solutions to help enable our customers to unlock human potential, drive business value, and enable their employees to focus on strategic and fulfilling work. At Workday, we prioritize customer trust in our products and technologies, including our practices in security, privacy, and compliance, as well as our enterprise approach to identifying and mitigating risks to fundamental human rights and safety. We employ rigorous measures at the organizational, architectural, and operational levels that are designed to protect customer data, applications, and infrastructure, and to help ensure compliance with laws and regulations.

 ### *Responsible AI*

At Workday, we understand that AI is a transformative technology, but that it also presents risks for unintended consequences. We are committed to developing AI solutions that solve real business problems and empower our customers to reimagine how work gets done, and we understand what it takes to build and maintain trust in these technologies.

Responsible AI ("RAI") is the alignment of AI systems to human values, as well as laws and regulations — and it is our approach that guides the design and development of our AI solutions in a manner that adheres to transparent and accountable standards for trustworthy and ethical technologies. RAI is not only the right thing to do, but a smart business approach that adapts to changing regulations and best practices as we build solutions on the cutting-edge of AI innovation. The purpose of our RAI efforts is to maximize stakeholder trust.

Our RAI framework, a robust risk management framework validated by independent third parties, charts our course to innovate with integrity. This framework is the foundation for our assessment and management of AI risks, and it is designed to put humans at the center of our solutions and to integrate integrity and security as part of our innovation process from assessment to deployment. In practice, this means that we design our AI features to support people in their work, and we regularly test and monitor our AI solutions for performance, including accuracy, robustness, utility, and fairness of our AI features. Additionally, we put our customers in control of their data and their use of specific AI features, an embodiment of customer service and integrity, and important to increasing adoption of our AI solutions. We recognize that customers won't adopt our AI solutions unless they trust us, and we are motivated to continue earning and maintaining their trust.

Since 2019, we have publicly committed to ethical, responsible, and trustworthy AI development. Our commitment to RAI is a reflection of our core values, allowing us to innovate with integrity while operating with speed to serve our customers. In our effort to develop responsible and trustworthy AI, we aspire to develop products that:



Amplify Human Potential



Positively Impact Society



Promote Fairness and Transparency



Deliver on our Commitment to Data Privacy and Protection

Workday has established RAI practices to translate our principles into operational controls across four core areas: (i) Transparency and Explainability, (ii) Human-Centric Design and Control, (iii) Testing and Monitoring, and (iv) Privacy and Security. These practices are embedded in our risk-based governance model that tailors oversight to the potential impact of each AI use case, with more rigorous requirements applied to higher-risk features.

We apply these practices across the AI lifecycle to support transparency, human oversight, ongoing performance and fairness evaluation, and strong privacy and security safeguards, while continuing to evolve our program in line with emerging regulatory and governance expectations. Our risk-tiered RAI protocols guide the development of AI products, and our dedicated RAI team enables Workmates in the field to act on and address these protocols as they build. Our RAI oversight and governance structure, as shown below, helps ensure clear responsibilities and effective oversight.

RAI Oversight and Governance

Board of Directors
- Full Board oversight of Workday's development and deployment of AI and our RAI framework and practices
- Committee-level oversight of certain AI-related risks to assist Board in oversight responsibility
- Board receives regular updates from our President, Product & Technology, Chief Responsible AI Officer, and other executives responsible for our AI development and governance

RAI Advisory Board
- Chaired by our Chief Legal Officer and Head of Corporate Affairs
- Includes our Chief Information Security Officer, Vice President & Deputy General Counsel, Products & Technology, and other key cross-functional executives with expertise in our AI offerings
- Meets regularly to advise on novel issues, helping to address edge cases and escalations as needed
- Guides our RAI Team to help ensure scalability and business alignment

Dedicated RAI Team
- Led by our Chief Responsible AI Officer
- Operates separately from the frontline teams that develop our AI technologies, allowing for effective independent oversight
- Reports to our Chief Legal Officer and Head of Corporate Affairs
- Informed by subject matter experts from our product and engineering teams, as well as our legal and compliance department

RAI Champions Network
- Includes experts from across the company who are embedded within key product and technology teams and are passionate about the development of responsible and ethical AI
- Assists the RAI team in developing a complete understanding of the technical, legal, and compliance details needed for governance, and serve as RAI ambassadors within their respective teams
- Demonstrates our cross-company commitment to uphold our ethical AI principles

As organizations navigate the changing world of work, we aim to enhance their experiences across finance and HR using AI to help elevate human capabilities. Our RAI principles and oversight structure serve as the cornerstone of our work in this space and guide us in the development of AI technologies that help drive positive societal outcomes and expand growth opportunities for our customers and their employees.

In alignment with our RAI principles, we advocate for effective and workable AI regulation that builds trust and drives innovation. From the European Union AI Act to U.S. federal and state legislation, we are a leading voice in support of practical safeguards that benefit our customers and help Workday innovate responsibly. We expect our RAI practices will continue to evolve in line with new regulations and best practices.

 *Security, Privacy, and Trust*

When it comes to innovation, we build with trust top of mind. Our customers expect us to create and deliver products with integrity, and because of that, privacy, ethics, and security have been embedded into Workday's design since day one. Our security practices aren't bolted on as an afterthought, they are a core part of our operations as we aim to stay ahead of evolving threats. Our structure promotes alignment with rigorous security protocols that are designed to protect data, applications, and infrastructure. We are focused on delivering security and data privacy across all aspects of the Workday platform. This includes complying — and helping our customers comply — with various international privacy regulations and staying true to our privacy-by-design principles. By providing a consistent security model, employing industry-leading safeguards, and continuously monitoring our service, we aim to prioritize the safeguarding of our customers' data. In addition to our commitment to privacy in the products we deliver, we believe privacy is a fundamental right. We are a leader in the enterprise cloud sector and work constructively with policymakers to advance a modern legal framework that protects individuals and enhances understanding and trust in technology around the world.

Supporting Our Employees

When Workday was founded in 2005, co-founders Aneel Bhusri and David Duffield wanted to make one thing clear: culture comes first. With a strong belief that happy employees lead to happy customers, maintaining a strong culture of belonging and fun was integral to the foundation of Workday. This culture-first philosophy has helped shape Workday into the global leader that it is today, and our people continue to be a top priority.



At Workday, employees are our number one core value, which we demonstrate through a comprehensive approach that encompasses competitive compensation, robust benefits, and a culture where everyone can thrive. We believe that talent is everywhere, but opportunity is not. We acknowledge that skills, education, and lived and learned experiences are gained in a variety of ways that are often not recognized in the traditional recruiting process, which is why we take a holistic approach to talent acquisition that prioritizes a skills-based approach. By standardizing practices to attract and evaluate talent fairly, minimize barriers and biases, and promote a skills-first hiring approach, we aim to deliver a meaningful and positive experience for all.



Our compensation philosophy centers on attracting and retaining talent by offering competitive pay that rewards and reflects outstanding performance, ownership in the company, and a wide array of benefits including healthcare, retirement, paid time off, and specialized wellness programs. We Value Inclusion and Belonging for Everyone (VIBE™) through our culture and initiatives, such as our 13 Employee Belonging Councils, which are community-led groups open to all employees to promote connection and collaboration. Our employees are empowered to drive their career growth through continuous learning, skill development, and transparent communication, utilizing our own tools like Career Hub to gain actionable insights for career growth and Workday Peakon Employee Voice to provide feedback to management. In furtherance of our belief that happy employees lead to happy customers, we prioritize employee wellbeing through holistic programs addressing physical, mental, emotional, and financial wellness, striving to build a thriving workplace where we collectively contribute to Workday's success and innovation.

Impacting Our Communities

Workday cares for people and the planet, and we focus on sustainability efforts that promote our long-term success, support our commitments to our stakeholders, and align with our core values. We believe that doing good is good for business, and we aim to positively impact the communities where we live and work in alignment with the interests of our key stakeholders, including our stockholders. In light of today's global challenges, innovation plays a key role in doing our part to help solve some of the world's toughest problems.

 *Sustainability*

Workday provides our more than 11,500 customers with a carbon-neutral cloud. In fiscal 2021, we achieved net-zero carbon emissions across our offices, data centers, and business travel. We achieved this ongoing milestone through a combination of operational efficiency, procurement of renewable electricity equal to 100% of our consumption, mitigating remaining data center electricity consumption emissions through renewable energy certificates, and investing in high-quality carbon credit projects. Starting in fiscal 2022, our net-zero scope included public cloud emissions.* In fiscal 2023, our ambitious science-based targets, which are consistent with keeping global warming to 1.5°C above pre-industrial levels, were approved by the Science Based Targets initiative.

Workday's approach to responsible business practices, including our sustainability efforts and initiatives and our compliance with related regulations in various jurisdictions in which we operate, is supported by board- and executive-level oversight to promote alignment with our long-term success and value creation. These matters are further implemented and managed by subject matter experts across the company.

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* Public cloud emissions include the Scope 1 and 2 market-based emissions reported by our public cloud providers and allocated to Workday's Scope 3 Purchased Goods and Services.

 *Community Outreach*

Workday's Giving & Doing program embodies our belief in doing good for the greater good and in making a positive impact beyond our organizational walls, empowering employees to engage in charitable efforts, community service, and volunteerism. On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our volunteer grant program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive grants of up to $5,000.

Commitment to Human Rights

Workday's commitment to human rights is woven into the fabric of our company culture and guides the decisions we make every day. We integrate human rights principles into the fabric of our business across our workforce, innovations and solutions, supply chain, and communities and environment through continual governance and oversight. Our Compliance and Integrity team is actively developing and refining our human rights program, with senior leadership and our Board of Directors providing strategic direction and accountability. This governance structure embeds human rights considerations in our decision-making processes across the organization. To hold ourselves to the highest ethical standards, we publish a Human Rights Statement, available on our website at https://www.workday.com/content/dam/web/en-us/documents/investor/human-rights-statement.pdf.

Transparent Approach to Public Policy Advocacy

Workday leverages thought leadership, advocacy, and partnerships to shape the business environment, influence public policy, and elevate Workday's global brand. Consistent with our values, Workday advocates for policies that build trust, unlock human potential, and help ensure our ability to serve our customers. Our Chief Legal Officer and Vice President, Public Policy oversee and maintain approval on policy positions and political spending decisions, including Workday's political- and lobbying-related expenditures. Our Nominating and Governance Committee has oversight over our public policy matters, including political activities and expenditures, and receives annual updates on such matters and expenditures from management.

Information about our public policy approach, including our policy priorities, and our annual Public Policy Advocacy Report are available on our website at https://www.workday.com/en-us/company/about-workday/public-policy.html.

Additional Information

Additional information on our responsible business practices can be found in our Global Impact Report at globalimpact.workday.com.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed under "Executive Compensation" and "Non-Employee Director Compensation," respectively, we describe below transactions for fiscal 2026 in which Workday has been a participant, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, or holders of more than 5% of our Class A common stock, or any immediate family member of, or person sharing the same household with, any of these individuals, had or will have a direct or indirect material interest. Additionally, as is the case with most multinational corporations, from time to time in the ordinary course of business, we engage in arms-length commercial transactions with entities with which members of the Board of Directors or our executive officers (or members of the immediate family of any of the foregoing) have professional relationships and with entities that are greater than 5% beneficial owners of our common stock.

Stock Voting Agreement

Messrs. Duffield and Bhusri, our co-founders, have entered into a stock voting agreement with each other and Workday. This agreement applies to all Class B common stock owned from time to time by our co-founders and each of their permitted transferees, which represents approximately 69% of the outstanding voting power of our capital stock as of April 17, 2026.

Relationship with Incline Alchemy, Inc.

As of April 17, 2026, Mr. Duffield held approximately 40.6% of the outstanding capital stock of Incline Alchemy, Inc., a company majority-owned by Mr. Duffield's son, Mike Duffield, a former employee of Workday. Incline Alchemy is part of a network of partners who provide implementation services for Workday's customers. During fiscal 2026, Workday paid $2,793,328 to Incline Alchemy for the provision of professional services to Workday customers and related expenses. In fiscal 2026, Incline Alchemy made payments to Workday in the amount of $182,546 for training hours and tools, as well as fees paid to Workday for professional service hours. Additionally, Incline Alchemy is a customer of Workday and made customer payments to Workday in the amount of $327,612 in fiscal 2026. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Relationship with Ridgeline, Inc.

As of April 17, 2026, Mr. Duffield held approximately 81.8% of the outstanding capital stock of Ridgeline, Inc. ("Ridgeline"). Ridgeline is a customer of Workday and made customer payments to Workday in the amount of $175,782 in fiscal 2026. These payments were based on arms-length agreements entered into in the ordinary course of business.

Real Estate Lease

In fiscal 2026, we leased certain office space in Incline Village, Nevada under a lease agreement with Nevada Pacific Development Corporation ("NPD"), an affiliate of Mr. Duffield, which expires August 31, 2026. During fiscal 2026, Workday paid $147,318 to NPD, including $90,917 in fixed rent and $56,401 in operating expenses.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

John Still, a son of George Still, a member of our Board of Directors, has been employed by Workday since October 2017. He currently serves as a Senior Manager, Marketing Advisory. During fiscal 2026, Mr. Still had total cash compensation, including base salary and other cash compensation, of $291,203.

The salary and bonus level of Mr. Still was based on reference to internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our executive officers and directors. He also received equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers and directors.

Transactions with Other Holders of More than 5% of our Class A Common Stock

The Vanguard Group is a customer of Workday and made customer payments to Workday in the amount of $6,304,941 in fiscal 2026. BlackRock, Inc. is a customer of Workday and made customer payments to Workday in the amount of $3,919,661 in fiscal 2026. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers.

Statement of Policy Regarding Related Party Transactions

We have adopted a written related-party transactions policy which provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of the foregoing (each a "related party") are not permitted to enter into a related party transaction with us without the review, consideration, and approval or ratification of a sub-committee comprised of two disinterested members of the Audit Committee (the "Sub-Committee"). For this policy, a related party transaction is defined as a transaction with a related party where Workday is a participant (whether or not Workday is a party), in which the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. In approving or rejecting any proposed related party transaction, the Sub-Committee considers the relevant facts and circumstances available and deemed relevant to the committee in determining whether such transaction is fair to Workday and in the best interest of all of our stockholders, including (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (ii) the nature and the extent of the related party's interest in the transaction; (iii) whether the transaction would likely affect the judgment of the related party to act in the best interests of Workday; (iv) the benefits that the transaction provides to Workday; and (v) whether the transaction was undertaken in the ordinary course of business.

The policy grants standing pre-approval of certain transactions, including (i) executive compensation if approved by our Compensation Committee; (ii) director compensation arrangements if approved by the Board of Directors; (iii) transactions with another company where the related party's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% equity interest of that company; (iv) transactions where the rates or charges involved are determined by competitive bids; (v) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related party's only relationship is as an employee, and if the related party is a trustee, director, or executive officer, if the aggregate amount involved does not exceed $50,000; and (vi) transactions where the related party's interest in the transaction arises solely from their ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

REPORT OF THE AUDIT COMMITTEE

This report of the audit committee is required by the Securities and Exchange Commission ("SEC") and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

With respect to Workday's financial reporting process, the management of Workday is responsible for (1) establishing and maintaining internal controls and (2) preparing Workday's consolidated financial statements. Workday's independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for performing an independent audit of Workday's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of Workday's internal control over financial reporting. It is the responsibility of the Audit Committee to oversee these activities. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Workday's financial statements.

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2026 with Workday's management and EY, as well as management's assessment and EY's evaluation of the effectiveness of Workday's internal control over financial reporting as of January 31, 2026. The Audit Committee has also discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also has received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence and has discussed with EY its independence from Workday.

Based on our review and discussions with Workday's management and EY, we recommended to the Board of Directors that the audited consolidated financial statements be included in Workday's Annual Report on Form 10-K for fiscal 2026 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Mark J. Hawkins (Chair)
Thomas F. Bogan
Lynne M. Doughtie
Michael M. McNamara

EXECUTIVE OFFICERS

The following table provides certain information about Workday's executive officers as of May 5, 2026.

Executive Officers	Age	Current Position(s) with Workday
Aneel Bhusri	60	Co-Founder, Chief Executive Officer, and Chair of the Board
Robert Enslin	63	President, Chief Commercial Officer
Mark Garfield	55	Chief Accounting Officer
Gerrit Kazmaier	42	President, Product and Technology
Zane Rowe	55	Chief Financial Officer
Richard H. Sauer	63	Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary

ANEEL BHUSRI

Co-Founder, Chief Executive Officer, and Chair of the Board



Aneel Bhusri is Chief Executive Officer and co-founder of Workday. He has also served on our Board of Directors since co-founding Workday in 2005, including as Chair of the Board from 2012 to 2014 and from April 2021 to the present. Prior to his current role as Chief Executive Officer, Aneel was our Executive Chair from February 2024 to February 2026 and our Co-Chief Executive Officer from 2020 through January 2024. Mr. Bhusri also served as Chief Executive Officer from 2014 to 2020, Co-Chief Executive Officer from 2009 to 2014, and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He currently serves as a director of the Workday Foundation, the Memorial Sloan Kettering Cancer Center, and the Eat. Learn. Play. Foundation and as a member of the Board of Trustees of Stanford University. He served as a director of General Motors Company from October 2021 to April 2024, Intel Corporation from 2014 to November 2019, and of Pure Storage, Inc. from 2010 to 2018.

ROBERT ENSLIN

President, Chief Commercial Officer



Robert Enslin joined Workday in December 2024 and serves as our President, Chief Commercial Officer. Prior to joining Workday, Mr. Enslin served as the Chief Executive Officer of UiPath, Inc. ("UiPath") from February 2024 to June 2024, as Co-Chief Executive Officer of UiPath from May 2022 through January 2024, and as a director of UiPath from February 2024 to June 2024. Prior to joining UiPath, Mr. Enslin served as President, Cloud Sales at Google from 2019 to May 2022. Prior to that, he spent 27 years at SAP, most recently as President of its Cloud Business Group and as an executive board member.



MARK GARFIELD
Chief Accounting Officer

Mark Garfield joined Workday in September 2024 and serves as our Chief Accounting Officer. Prior to joining Workday, Mr. Garfield served as the Senior Vice President and Chief Accounting Officer of Adobe, Inc. from 2018 to August 2024. Prior to joining Adobe, Mr. Garfield served as the Vice President of Finance of Cloudflare, Inc. from 2017 to 2018 and as Senior Vice President and Chief Accounting Officer at Symantec Corporation from 2014 to 2017. Prior to joining Symantec, he held leadership positions in finance at Brightstar Corporation and Advanced Micro Devices, Inc. and served in senior level finance roles at Ernst and Young LLP. Mr. Garfield received a bachelor's degree in business economics from University of California at Santa Barbara.



GERRIT KAZMAIER
President, Product and Technology

Gerrit Kazmaier joined Workday in March 2025 and serves as our President, Product and Technology. Prior to joining Workday, Mr. Kazmaier served as the Vice President and General Manager of Data & Analytics at Google Cloud from April 2021 to March 2025. Prior to joining Google, Mr. Kazmaier spent over 11 years at SAP, most recently as president of the HANA & Analytics team at SAP in Germany where he led the global Product, Solution & Engineering teams for Databases, Data Management, Data Warehousing, and Analytics. Mr. Kazmaier received a diploma in Business Informatics from the University of Applied Science Constance in Germany.



ZANE ROWE
Chief Financial Officer

Zane Rowe joined Workday in June 2023 and serves as our Chief Financial Officer. Prior to joining Workday, Mr. Rowe was executive vice president and Chief Financial Officer of VMware from 2016 until June 2023, where he oversaw the company's finance and accounting functions, and led the strategy and corporate development team. He also served as interim Chief Executive Officer of VMware from February 2021 to May 2021. Prior to VMware, Mr. Rowe served as Executive Vice President and Chief Financial Officer at EMC Corporation from 2014 to 2016, Vice President of North American Sales of Apple Inc. from 2012 to 2014, and Chief Financial Officer of United Continental Holdings, Inc. from 2010 to 2012. Mr. Rowe has served on the board of directors of eBay Inc. since February 2024, and served on the board of directors of Sabre Corporation from 2016 until February 2024. Zane holds a bachelor's degree from Embry-Riddle Aeronautical University and a master's degree in business administration from San Diego State University.

RICHARD H. SAUER

Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary



Richard H. Sauer joined Workday in 2019 and currently serves as our Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary, a role he has held since April 2021. He was our Executive Vice President, General Counsel, and Corporate Secretary from 2019 to April 2021. Prior to joining Workday, Mr. Sauer was at Microsoft Corporation for over 20 years, where he served in several senior legal positions, most recently as Vice President and Deputy General Counsel, Artificial Intelligence, Research, and Human Rights from 2018 to 2019, and as Corporate Vice President and Deputy General Counsel, Global Sales, Marketing, and Operations from 2013 to 2018. Prior to joining Microsoft in 1999, Mr. Sauer was an attorney at Sullivan & Cromwell LLP. Mr. Sauer received a bachelor's degree from Bowling Green State University and a juris doctor degree from American University's Washington College of Law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program for our named executive officers during fiscal 2026 and our Chief Executive Officer transition that occurred in early fiscal 2027. We refer to the executive officers in the table below collectively in this Compensation Discussion and Analysis and the accompanying compensation tables as our NEOs. This section also discusses our executive compensation philosophy, objectives, and design and how and why the Compensation Committee arrived at the specific compensation policies and decisions involving our executive team, including our NEOs, during these time periods.

Name	Title
Aneel Bhusri[1]	Co-Founder, Chief Executive Officer, and Chair
Carl M. Eschenbach[1]	Former Chief Executive Officer
Zane Rowe	Chief Financial Officer
Gerrit Kazmaier[2]	President, Product & Technology
Richard H. Sauer	Chief Legal Officer & Head of Corporate Affairs

(1)   During fiscal 2026, Mr. Eschenbach served as Chief Executive Officer and as a member of the Board. During fiscal 2026, Mr. Bhusri served as Co-Founder and Executive Chair. Mr. Bhusri was appointed Chief Executive Officer and Mr. Eschenbach ceased to serve as Chief Executive Officer effective February 6, 2026, after the end of fiscal 2026.

(2)   Mr. Kazmaier was appointed our President, Product & Technology, effective as of March 19, 2025.

The past year marked a period of profound evolution for the enterprise software market, characterized by the rapid acceleration of the AI-driven transformation era. To capitalize on this defining moment, we recognized the strategic imperative to aggressively invest in the platform that will redefine how work gets done. Consequently, we made significant investments to expand our technological footprint, highlighted by the strategic acquisitions of AI-focused innovators such as Flowise, Paradox, Sana Labs, and Pipedream, and to accelerate growth from the agents we build on top of Workday, both inorganic and organic.

Paralleling these crucial operational investments, the Board determined that executing this ambitious roadmap required decisive leadership and appointed Gerrit Kazmaier as President, Product & Technology in fiscal 2026 to spearhead our innovation strategy. Critically, to steward these significant investments, the Board appointed co-founder Aneel Bhusri as Chief Executive Officer, effective February 6, 2026 (the "Effective Date"), firmly believing that his institutional knowledge of Workday and visionary track record are uniquely suited to navigate this disruptive landscape and to guide Workday's next chapter of durable growth in a defining moment shaped by AI. Mr. Bhusri remains Chair of the Board. In connection with Mr. Bhusri's appointment, Carl Eschenbach ceased to serve as Chief Executive Officer and resigned as a member of the Board as of the Effective Date. Mr. Bhusri has demonstrated numerous times in his career his exceptional abilities to create, define, and innovate in the software industry. The Board believes that his experience as co-founder and former Chief Executive Officer gives him a deep knowledge of Workday's platform, culture, and competition that is unparalleled and pivotal to continue to scale Workday in this rapidly evolving AI transformation era. See "Executive Officer Transitions" below for a discussion of the compensation provided to Mr. Bhusri in connection with his appointment as Chief Executive Officer in fiscal 2027.

Executive Summary

Fiscal 2026 Financial and Business Highlights

Workday is the enterprise AI platform for managing people, money, and agents. Workday provides more than 11,500 organizations with cloud solutions powered by artificial intelligence ("AI") to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected. We strive to reimagine how work gets done and hope to empower customers to do the same through an innovative suite of solutions with more than 75 million users under contract around the world and across industries — from emerging and medium-sized businesses to more than 65% of the Fortune 500. As organizations face changing conditions, we believe the need for an intuitive, open, scalable, and secure platform that provides unified management of human resources ("HR"), finances, AI agents, suppliers, and planning is more important than ever. Workday AI is built into our platform, allowing us to rapidly deliver and sustain models that can transform business processes and solve countless business problems. Workday's insight into how people, money, and agents move through organizations provides a depth of context in HR and finance, allowing us to understand how and where work gets done and to strategically design solutions to have the greatest impact. As a result, Workday helps deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making.

In fiscal 2026, we achieved significant financial and operational results and took action to balance growth and profitability. Some of our key results and actions include:

- increased our total revenues from $8.4 billion in fiscal 2025 to $9.6 billion in fiscal 2026 and our subscription revenues from $7.7 billion in fiscal 2025 to $8.8 billion in fiscal 2026;

- increased our operating cash flows from $2.5 billion in fiscal 2025 to $2.9 billion in fiscal 2026;

- returned capital to stockholders and completed $2.9 billion in aggregate share repurchases in fiscal 2026;

- completed our acquisitions of Flowise, a low-code platform for building AI agents; Paradox, a candidate experience AI agent; Sana Labs, a leading AI company building the next generation of enterprise knowledge tools; and Pipedream, an integration platform for AI agents;

- introduced new Workday AI agents to accelerate hiring, enhance frontline worker experiences, simplify financial processes, and improve employee information access;

- announced Workday Build, a new open developer platform that will give customers and our partners the ability to create and share AI-powered solutions directly on Workday; and

- announced Workday Data Cloud, a new data service based on an open architecture and industry standards designed to enable organizations to gain greater strategic value from their HCM and finance data.







Fiscal 2026 Compensation Highlights

- **_Responded to stockholder feedback and introduced performance conditions on equity grants_**. In fiscal 2026, we implemented changes to our corporate governance and compensation structures based on feedback we heard from our stockholders in fiscal 2025, including the introduction of performance-based restricted stock unit awards ("PSUs"). During fiscal 2026, we continued to build on our stockholder engagement program and engaged with many of our largest stockholders on governance and compensation matters. See "Directors and Corporate Governance — Stockholder Engagement" and "2026 Stockholder Advisory Vote on Executive Compensation" for further details.

- **_Reduced stock-based compensation expense._** We made meaningful progress against our target of reducing stock-based compensation expense, reducing our stock-based compensation expense as a percentage of revenues by 150 basis points, as compared to fiscal 2025. We expect to continue to work towards reducing our stock-based compensation expense as a percentage of revenues while balancing our investments in AI.

• **Demonstrated strong pay for performance alignment in our cash bonus program and PSUs**. Our outperformance against our non-GAAP operating margin target resulted in above-target payouts for both our cash bonus program and achievement against our 2026 PSU target. Strong operating margin performance reflects disciplined cost management and operational execution, which we believe supports long-term stockholder value by enhancing profitability and providing capacity for continued investment in innovation and growth. Additionally, the fiscal 2026 PSUs do not vest until the end of a three-year performance period, which ensures alignment of outcomes for executives with the experience of stockholders. See "Elements of Our Fiscal 2026 Executive Compensation Program" for further details.

• **Continued our emphasis on aligning pay with sustained, long-term stockholder outcomes**. As further discussed in "Elements of Our Executive Compensation Program," for fiscal 2026, we continued to use equity awards that vest over multiple years to motivate our executives to take actions in support of longer-term growth and alignment with stockholder interests.

• **Strengthened our recoupment policy.** We enhanced our compensation governance framework by expanding our compensation clawback policy beyond standard regulatory requirements, underscoring a commitment to corporate integrity and stockholder interests.

Executive Officer Transitions

Appointment of Mr. Bhusri as Chief Executive Officer

Mr. Bhusri was appointed our Chief Executive Officer effective February 6, 2026. The Board's decision to reappoint Mr. Bhusri as Chief Executive Officer marks a strategic commitment to navigating a defining moment shaped by AI in enterprise software. The Compensation Committee and independent members of the Board determined that securing Mr. Bhusri's full-time return required a compensation package that accounts for the significant opportunity costs associated with his alternative professional and personal ventures and is structured to reward outstanding performance, with the majority of his compensation tied directly to the performance of our stock price so that Mr. Bhusri does not recognize value unless our stockholders benefit from substantial value creation. By bringing him back to the helm at this critical time, the Board positioned Workday to be led by a visionary capable of leveraging our platform's core strengths to capture the opportunity in front of us.

Compensation Arrangement Structuring Considerations

In developing the compensation package for Mr. Bhusri, the Compensation Committee and the independent members of the Board consulted with Semler Brossy, the Compensation Committee's independent compensation consultant, and gave consideration to the compensation structure that was reasonable and necessary to incentivize Mr. Bhusri to assume the role of our Chief Executive Officer to lead Workday in its next chapter of growth. The Board considered numerous factors in calibrating Mr. Bhusri's go-forward compensation and one-time awards, including the unique value of his founder-level expertise, which would be difficult to replicate in an external search, and the high market demand for experienced technology leaders with a demonstrated track record of leading during periods of significant technological disruption. When determining the value and structure of Mr. Bhusri's award, the Compensation Committee considered multiple factors, including a review of ongoing and one-time equity awards granted to executives at peer companies and other leaders in the technology sector. This review provided context regarding the magnitude, design, and performance orientation of such awards and informed the Board's evaluation of an appropriate structure and level of ambitious stock price hurdles designed to create sustained stockholder value.

Further, the Compensation Committee and the independent members of the Board believed that Mr. Bhusri's compensation should drive achievement of our strategic objectives and be principally tied to sustained, long-term stockholder value creation. Accordingly, the independent members of the Compensation Committee and the Board determined to allocate a substantial portion of Mr. Bhusri's compensation in the form of equity, with the majority of such equity awards comprised of stock price-based restricted stock units ("PVU"), which yield value based on four increasingly difficult stock price targets that are to be achieved and sustained in each respective performance period, and that vests (to the extent achieved) over five years. With its staggered performance periods and a rigorous protocol to measure achievement based on the average 45-day trading price of Workday stock, the PVU was designed to reward sustained, meaningful increases in stockholder value over a five-year performance period, with vesting only occurring with the creation of substantial incremental stockholder value, thereby aligning his interests directly with those of our stockholders. The PVUs require Workday's stock price to double for Mr. Bhusri to be eligible to earn all shares subject to the PVU award. The PVUs also encourage leadership continuity with vesting extending over five years and vested shares subject to an additional two-year holding period. Mr. Bhusri is not eligible for additional equity awards until fiscal 2028.

Summary of Mr. Bhusri's Compensation Arrangements

Mr. Bhusri's initial compensation arrangements are as follows:

Element	Intended Compensation Value	Rationale and Value to Stockholders
Base Salary	$1,250,000	• Recognizes Mr. Bhusri's role and responsibilities and provides a stable level of fixed compensation
Annual Bonus Target	200% of base salary beginning in fiscal 2027	• At market to align with growth plan strategy • Rewards achievement of annual financial and non-financial objectives
RSU Award	$60,000,000[1][2]	• Serves as an important retention vehicle over four years • Realized value directly correlated to our stock price, which serves as an incentive to create value for our stockholders as well as to retain continuity of leadership
PVU Award	$75,000,000[1]	• Incentive to drive strong, sustained stockholder value creation • Tied to increasingly difficult stock price targets, as discussed in detail below, plus time-based vesting • Long-term oriented with a five-year performance period (with staggered periods for each stock price target) and a two-year post-vesting holding period

(1)   The intended compensation value of equity awards reported in this table applies to the target value of the equity awards granted to Mr. Bhusri. The value differs from the grant date fair value amounts that will be reported for Mr. Bhusri for fiscal 2027 in the Summary Compensation Table under the "Stock Awards" column. Amounts shown in the Summary Compensation Table are computed in accordance with ASC Topic 718.

(2)   The RSU Award is subject to vesting based on continued service through the applicable vesting dates, with one-fourth of such award vesting one year from their vesting start date, after which the award vests in equal installments over the next 12 quarters.

Elements of the PVU Award

The PVU award is divided into four equal tranches (each, a "Tranche") each of which will require achievement of a stock price target (each a "Price Hurdle") as described below during such Tranche's specific performance period, as well as Mr. Bhusri continued service on each time-based vesting date of the PVU award.

- The PVU performance metrics are subject to an overall five-year performance period commencing on March 5, 2026. Tranche 1 requires a 25% increase from the Baseline Price (as defined below) during years one through three; Tranche 2 requires a 50% increase from the Baseline Price during years two through four; Tranche 3 requires a 75% increase from the Baseline Price during years three through five; and Tranche 4 requires a 100% increase from the Baseline Price during years three through five, as set forth in the table below.

- Testing for achievement of each Price Hurdle will be measured monthly by calculating the percentage increase of (i) the trailing simple moving average stock price of Workday's Class A Common Stock over the 45 consecutive trading days ending on the 20th of each month over (ii) $137.11, which was the trailing average stock price over the 10 consecutive trading dates ending on March 5, 2026, the grant date of the PVU award (the "Baseline Price").

		Share Price Targets	
Performance Period	Tranche	Number of Shares	Share Price Target as % Increase from PVU Baseline Price
Years 1-3	1	136,751	$171.39 (a 25% increase from the Baseline Price)
Years 2-4	2	136,751	$205.67 (a 50% increase from the Baseline Price)
Years 3-5	3	136,751	$239.94 (a 75% increase from the Baseline Price)
Years 3-5	4	136,750	$274.22 (a 100% increase from the Baseline Price)
Total:		547,003	

- A Tranche's Price Hurdle may not be achieved prior to such Tranche's performance period. If unachieved during its applicable performance period, Tranche 1 and/or Tranche 2 may be earned in a later performance period, but only if the higher Price Hurdle for such later performance period is also achieved.

- If a Tranche's Price Hurdle is achieved during such Tranche's performance period, 1/20th of such Tranche's PVU shares will vest on each of the quarterly anniversaries of March 5, 2026, subject to Mr. Bhusri's continued service.

- Any net after-tax shares Mr. Bhusri receives upon vesting and settlement of the PVUs must be held by him for two years following such settlement.

Appointment of Mr. Kazmaier as President, Product & Technology

Effective as of March 10, 2025, Sayan Chakraborty retired from his role as our President, Product & Technology and the Board of Directors appointed Gerrit Kazmaier to serve as our President, Product & Technology to lead Workday's innovation strategy and product and technology organization. Mr. Kazmaier brings extensive experience driving innovation in enterprise software and a proven track record in cloud and AI transformation. The Compensation Committee structured a compensation package that was both competitive and necessary to attract a proven industry leader like Mr. Kazmaier.

In developing the compensation package for Mr. Kazmaier, the Compensation Committee consulted with Semler Brossy and recommended that the Board approve a compensation package consisting of the following elements:

- an annual base salary of $700,000;

- a one-time signing bonus of $1,000,000, payable in two equal installments, with the first installment payable at hire and the second installment payable 12 months after his hire date, subject to continued service on the date of each payment;

- eligibility to participate in the cash bonus plan with a target incentive of 60% of his base salary; and

- an RSU award with a target grant value of $18,000,000, vesting over four years, and a sign-on RSU award with a target grant value of $12,000,000, vesting over two years, each subject to Mr. Kazmaier's continuous service at each vesting date.

In setting the value of Mr. Kazmaier's RSU awards, the Compensation Committee considered the significant value of compensation forfeited by Mr. Kazmaier upon leaving his prior employer, including the forfeiture of considerable near-term vesting events. Mr. Kazmaier was not eligible for additional equity awards in fiscal 2026.

2025 Stockholder Advisory Vote on Executive Compensation

At our annual meeting of stockholders in June 2025, we conducted a stockholder advisory vote on the compensation of our NEOs (commonly known as a "Say-on-Pay" vote). Our stockholders approved the compensation paid to our NEOs for our fiscal year ended January 31, 2025, with 86% of the votes cast in favor of our Say-on-Pay proposal. This represented an increase from fiscal 2025, which we view as a reflection of our sustained, multi-year engagement efforts with our stockholders and responsiveness to feedback received.

Following our 2025 annual meeting of stockholders, we continued the momentum of our outreach campaign in fiscal 2026 and reached out to 25 institutional investors holding approximately 60% of our Class A shares outstanding, and conducted meetings with 16 institutional investors holding approximately 29% of our Class A shares outstanding, to, among other matters, solicit feedback on our executive compensation program. An independent director participated in meetings when requested, demonstrating our directors' strong commitment to understanding our stockholders' perspectives.

The Compensation Committee considers specific input provided by stockholders through our engagement activities, as well as the results of the Say-on-Pay vote, as part of its annual executive compensation review, which generally takes place in the spring. Our Board of Directors values the opinions of our stockholders, and the Compensation Committee will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our executive officers.

In fiscal 2026, we implemented a number of changes to our executive compensation program in response to stockholder feedback, including introducing PSUs and adding a profitability metric to our annual cash bonus program, as further discussed below in "Elements of our Fiscal 2026 Executive Compensation Program." Additionally, in response to stockholder input, we reduced our compensation-related stockholder dilution during fiscal 2026. We value the opinion of our stockholders and will continue to seek feedback and engage in constructive dialogue with stockholders going forward.

Executive Compensation Philosophy and Objectives

Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit, incentivize, and retain talented executives. In order to achieve our strategic growth objectives and position Workday for long-term success, we need to attract and retain experienced leaders. Our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards individuals who possess the skills necessary to lead our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals.

The Compensation Committee believes that a great work environment, substantial employee ownership, and competitive pay and benefits support a winning team, company, and workplace. We believe that the compensation of our executive officers and employees should be aligned with performance as an organization, and their performance as individuals. Accordingly, key elements of our total rewards philosophy include the following:

Alignment with stockholders. We believe that our executive officers should share in the ownership of Workday and as such, we use RSUs and PSUs as our primary equity vehicle for our executive officers, including our NEOs. We believe that RSU awards align the interests of our executive officers with stockholders, since the ultimate value of the RSUs is determined by the performance of our stock price, and provide a longer-term focus through a multi-year vesting schedule. Likewise, PSUs drive specific financial and operational goals, but also provide value based on our stock price.

Focus on innovation and performance. As an organization, we reward performance and instill a performance-driven mindset, while discouraging excessive risk taking by using a mix of performance-based and long-term equity awards and multi-faceted performance goals for our cash bonus plan. Developing great products and successfully bringing them to market is the lifeblood of Workday, and the compensation structure for our executive officers, including our NEOs, is weighted toward long-term equity-based compensation in support of longer-term objectives and innovations.

Attract and retain talent. The Compensation Committee recognizes the importance of providing competitive and differentiated rewards to recruit, retain, and motivate top talent with the skills necessary to achieve our business objectives and to motivate our executive officers to deliver impactful results for Workday.

The Compensation Committee reviews our compensation structure at least annually and more frequently as needed to ensure focus on different business objectives. We believe the changes to our compensation program over the past two years highlighted in this Proxy Statement continue to align with these objectives while strengthening the performance-based core of our compensation program, consistent with the feedback we have received from stockholders.

What We Do

 **Pay for Performance:** We link pay to performance by heavily weighting total compensation to long-term equity awards, including performance-based equity, that align executive interests with the interests of our stockholders.

 **Independent Compensation Advisor:** The Compensation Committee selects and engages its own independent advisor.

 **Peer Group Analysis:** The Compensation Committee reviews external market data when making compensation decisions and annually reviews our peer group with its independent compensation consultant.

 **Compensation Risk Assessment:** The Compensation Committee conducts an annual assessment of our executive and broad-based compensation programs to promote prudent risk management.

 **Compensation Committee Independence and Experience:** The Compensation Committee is comprised solely of independent directors who have extensive relevant experience.

 **Stock Ownership Guidelines:** Executives are subject to stock ownership guidelines equal to a multiple of their respective annual base salaries (for Mr. Bhusri, 6x his base salary, and 3x for other executive officers) or a set dollar amount for independent members of our Board of Directors ($600,000).

 **Clawback Policy:** Our Officer Recoupment Policy for executive officers exceeds the Nasdaq Global Select Market listing requirements and requires the recoupment of excess incentive-based compensation from an executive in the event of a restatement of Workday's financial results or misconduct.

What We Do Not Do

 **No Change-in-Control Single Trigger Acceleration:** We do not provide for single trigger acceleration of our executives' equity upon a change in control.

 **No Hedging or Pledging in Company Securities:** Executives, directors, and all employees are prohibited from engaging in any hedging transaction with respect to company equity securities. Executives, directors, and Senior Vice Presidents are further prohibited from pledging company securities as collateral.

 **No Guaranteed Bonuses:** We do not provide guaranteed minimum incentive bonuses.

 **No Tax Gross-Ups:** We do not provide tax gross-ups for "excess parachute payments."

 **No Executive Pensions:** We do not offer any defined benefit pension plans for executives.

 **No Evergreen Provision:** Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.

Our Compensation-Setting Process

Roles and Responsibilities

Compensation Committee	Management	Independent Compensation Consultant
• Reviews, evaluates, and approves the compensation arrangements of our executive officers and establishes and maintains our executive compensation policies and practices and incentive plans, in alignment with our pay for performance compensation philosophy • Evaluates stockholder feedback, solicits input from its independent compensation consultant and management, considers the compensation levels and practices of our compensation peer group as well as compensation and corporate governance best practices • Reviews our executive compensation program each year to determine whether it is appropriate to achieve its intended purposes and for alignment with stockholder interests and Workday's long-term business and operational goals	• Makes recommendations to the Compensation Committee regarding the design of our executive compensation programs and policies; reviews effectiveness to ensure market competitiveness and alignment with the company's strategic objectives • Makes recommendations to the Compensation Committee regarding company-wide incentive plans to promote the achievement of corporate goals • Excluding their own compensation, in fiscal 2026, Messrs. Bhusri and Eschenbach made compensation recommendations to the Compensation Committee with respect to base salaries, bonuses, and equity awards for the other NEOs	• Semler Brossy continues to provide independent advice to our Compensation Committee on our executive compensation program, given its expertise in the technology industry and knowledge of our peer group • Provided the following services on behalf of the Compensation Committee in fiscal 2026: assisted in the development of our peer group; conducted a comprehensive review of the total compensation arrangements for our executive officers and non-employee directors; assessed our current compensation programs, including the design and strategy of our annual and long-term incentives; provided analysis of equity burn rates and overhang; reviewed peer company and broader market clawback policies; and advised on regulatory developments related to compensation matters • The Committee annually reviews the consultant's performance, qualifications and independence. Based on its review under applicable SEC and Nasdaq rules for fiscal 2026, the Compensation Committee determined that Semler Brossy is independent and that its engagement did not present any conflict of interest

Compensation Peer Group

We maintain a compensation peer group selected from companies with a focus on applications software, systems software, internet services and infrastructure, media and entertainment, and interactive media and services, with revenues generally between one-third to three times our trailing 12 months revenue, and/or market capitalization generally between one-third to three times our market capitalization. Our peer group has been further refined by targeting companies with similar business characteristics, such as those focused on cloud applications or enterprise software, those with a focus on innovation and research and development, and/or those competing for AI talent. We also have generally sought to include companies with revenue growth of greater than or equal to 10% and market capitalization to revenue ratios of greater than or equal to 5.0 where possible.

Annually, the Compensation Committee engages Semler Brossy to assist in the review of our compensation peer group. At the end of fiscal 2025, after considering input from Semler Brossy, the Compensation Committee determined to adopt the following compensation peer group for fiscal 2026 compensation decisions:

Adobe Inc.	Palo Alto Networks, Inc.
Atlassian Corporation	PayPal Holdings, Inc.*
Autodesk, Inc.	Salesforce, Inc.
Block, Inc.	ServiceNow, Inc.
Crowdstrike Holdings, Inc.	Shopify Inc.
Electronic Arts Inc.	Snowflake Inc.
Intuit Inc.	Zoom Video Communications, Inc.
Palantir Technologies Inc.*	

*   Added to the peer group for fiscal 2026.

We removed Activision Blizzard, Inc., Splunk Inc., and VMware, Inc. from the peer group since they were acquired and removed Okta, Inc. and Twilio Inc. as they did not meet one or more of the criteria discussed above. In addition to removing these peers, the Compensation Committee also added Palantir Technologies Inc. and PayPal Holdings, Inc. to help ensure a robust peer set and given their strong comparability in terms of size, business dynamics, and executive talent recruitment pool. Workday was positioned at the 53rd percentile for revenue and the 39th percentile for market valuation within this group at the time the group was selected.

While the Compensation Committee and our Board of Directors consider the compensation levels of the executives at the companies in our compensation peer group to provide a general understanding of market practices among similar companies to inform our pay practices, plan design, and pay levels, we do not specifically set compensation levels based on the percentile levels reflected by the compensation peer group.

Elements of Our Fiscal 2026 Executive Compensation Program

We are committed to designing a performance-driven and competitive executive compensation program that is aligned with our philosophy and objectives. Our approach is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. In fiscal 2026, we evolved our compensation program to a structure that we expect to be more reflective of our go-forward executive compensation philosophy and commitment to aligning executive compensation with stockholder interests and company performance. In making these changes, our Compensation Committee considered the feedback we received from stockholders during outreach efforts. Our Compensation Committee continues to assess our incentive compensation practices in light of our continued growth and evolution as well as discussions with stockholders.

The key elements of our fiscal 2026 executive compensation program consisted of a mix of variable and fixed compensation, including base salary, cash bonuses, equity-based awards, and benefit programs. Each executive officer's compensation has been designed to provide a combination of pay elements that are tied to achievement of our short-term and long-term financial and operational objectives.

Fiscal 2026 Pay Component	Fiscal 2026 Enhancements	Rationale and Value to Stockholders
Fixed Pay — Base Salary	Adjustments for select executives as part of multi-year strategy to align cash compensation with market	• Provides market-competitive cash compensation based on experience, skills, and responsibilities as well as alignment to internal pay equity
At-risk or variable pay — Performance-Based Cash Incentive	Added adjusted non-GAAP operating margin as a financial metric	• Encourages achievement of defined, near-term corporate performance objectives in alignment with Workday's long term strategic growth objectives • Financial and non-financial metrics help drive efficient growth and stockholder value creation • Adjusted non-GAAP operating margin metric motivates more efficient performance and execution across the company, counterbalancing topline growth • Responds to stockholder feedback received in fiscal 2025 to include a profitability metric
Restricted Stock Units	Transitioned away from strictly time-based awards and apportioned 75% of executives' annual equity award as RSUs	• Incentivizes long-term stockholder value creation and aligns to stockholder interests • Helps attract and retain key executive talent
Performance Restricted Stock Units	Introduced three-year PSUs equal to 25% of executives' annual grant subject to adjusted subscription revenues and adjusted non-GAAP operating margin performance metrics	• Responds to stockholder feedback received in fiscal 2025 to incorporate performance-based equity and aligns with our pay for performance philosophy • No shares vest or are released until after the end of the full three-year performance period, which aligns our NEOs with long-term performance and promotes long-term retention • Award design aligns with the company's plans to drive durable growth while expanding operating margins

The initial compensation arrangements with our executive officers were generally the result of arm's-length negotiations between us and each individual executive officer at the time of his or her hire, appointment, or promotion. In fiscal 2026, the Compensation Committee and, with respect to Messrs. Eschenbach and Bhusri, the independent members of our Board of Directors, conducted its regular annual review of our executive compensation program, including an evaluation of competitive market practices; conducted annual performance reviews for our executive officers; reviewed our executive officers' base salaries and target annual bonus opportunities and adjusted where appropriate; and made annual equity awards. Following deliberation and consideration of the factors discussed below, our Board and Compensation Committee determined that equity awards should continue to be a significant portion of executive compensation.

Base Salary

We offer base salaries that are intended to provide a competitive level of fixed compensation for our executive officers for performance of their day-to-day responsibilities. Base salaries for our executive officers are reviewed annually by the Compensation Committee to determine whether an adjustment is warranted or required based on market data provided by its independent compensation consultant.

In connection with our annual compensation cycle during fiscal 2026, the Compensation Committee reviewed the base salaries of our then-current NEOs. After considering a compensation analysis performed by Semler Brossy and the other factors described above, as well as the fact that cash compensation for certain executives was conservative relative to peer levels, the Committee approved adjustments as shown below with the intention of better aligning compensation for such executives with peer levels and driving greater consistency and internal alignment across the team. The annual base salaries for each of our NEOs during fiscal 2025 and fiscal 2026 are set forth in the following table:

Named Executive Officer	Fiscal 2025 Annual Base Salary	Fiscal 2026 Annual Base Salary
Carl M. Eschenbach	$ 1,000,000	$ 1,050,000
Aneel Bhusri[1]	65,000	65,000
Zane Rowe	720,000	720,000
Gerrit Kazmaier[2]	—	700,000
Richard H. Sauer	550,000	575,000

(1) Fiscal 2025 and 2026 annual base salaries shown for Mr. Bhusri reflect his role as Executive Chair.

(2) Mr. Kazmaier was not an NEO in fiscal 2025.

Cash Bonuses

Our Omnibus Bonus Plan is designed to motivate and reward eligible employees for their contributions toward the achievement of certain of Workday's performance goals. Our Compensation Committee established the annual cash bonus plan for fiscal 2026 under, and subject to the terms and conditions of, the Omnibus Bonus Plan.

During fiscal 2026, our executive officers, other than Mr. Bhusri, participated in our cash bonus plan that was available to all executive officers. As with fiscal 2025, Mr. Bhusri elected to not participate in our cash bonus plan. Our fiscal 2026 cash bonus plan was designed to drive revenue growth, motivate profitability, focus on customer satisfaction, and incentivize execution of short-term priorities tied to long-term strategy.

As depicted below, our cash bonus plan is measured and calculated based on the achievement of pre-established company performance goals. For fiscal 2026, company performance was evaluated based on the following goals as set out in our fiscal 2026 cash bonus plan: 80% of the funding of the cash bonus plan was based on a financial performance target based on adjusted subscription revenues and adjusted non-GAAP operating margin and 20% of the funding of the cash bonus plan was driven by a non-financial performance target based on our customer satisfaction ("CSAT") score.



Company Performance Metrics and Targets

After evaluation of multiple potential metrics and considering the rationale for the bonus plan as well as stockholder feedback, in fiscal 2026, the Compensation Committee added adjusted non-GAAP operating margin, along with maintaining adjusted subscription revenues, as the financial performance metric, and maintained our annual customer satisfaction score as the non-financial performance metric to determine the funding of our cash bonus plan. The table below details the company performance metrics and targets set by the Compensation Committee for purposes of determining the funding of our cash bonus plan.

Metric	Weight	What It Is	Why It's Important
Adjusted subscription revenues and adjusted non-GAAP operating margin[1]	80%	Fiscal year 2026 GAAP subscription revenues and non-GAAP operating margin, each adjusted for acquisitions with a purchase price of $1.0 billion or more	• Drives long-term durable growth • Adjusted subscription revenues are a strong indicator of the growth of our business and a key metric used by investors to evaluate our financial performance • Adjusted non-GAAP operating margin is a profitability measure tied to management performance and profit generated for stockholders • Threshold performance for either financial metric must be met for any payout under the plan
Customer satisfaction score	20%	Annual customer satisfaction score based on the responses received from a survey of the named support contacts at Workday's HCM, financials, and acquired products customers	• One of our core values and a strong indicator of our customer retention and expansion • Drives execution of our strategic objectives that require a focused and consistent effort by our employees and NEOs throughout the fiscal year to serve our customers • Threshold performance must be met for payout under the non-financial portion of the plan

(1) Adjusted subscription revenues equals the company's GAAP subscription revenues as reported in the company's earnings for fiscal 2026, adjusted for acquisitions with a purchase price of $1.0 billion or more. Adjusted non-GAAP operating margin equals the non-GAAP operating margin as reported in the company's earnings for fiscal 2026, adjusted for acquisitions with a purchase price of $1.0 billion or more.

The payout as a percentage of target calculation for each company performance metric under the cash bonus plan is described in more detail below:

Financial Target

Adjusted Subscription Revenues[1]		Adjusted Non-GAAP Operating Margin[1]		
		Minimum	Target	Maximum
		27.5%	28.0%	29.25%
Minimum	$8,722.8M	75.0%	83.3%	93.8%
	$8,761.4M	84.3%	92.6%	103.0%
Target	$8,800.0M	91.7%	100.0%	110.4%
	$8,838.6M	99.1%	107.4%	117.8%
Maximum	$8,892.6M	112.5%	120.8%	131.25%

Non-Financial Target – Customer Satisfaction	CSAT Score	Payout (% of Target)
Minimum	85.0% – 85.9%	60%
	86.0 – 86.9%	65%
	87.0 – 87.9%	70%
	88.0 – 88.9%	75%
	89.0 – 89.9%	80%
	90.0 – 90.9%	85%
	91.0 – 91.9%	90%
	92.0 – 92.9%	95%
Target	93.0% – 94.9%	100%
	95.0 – 95.9%	105%
Maximum	96%+	110%

(1)   Subject to linear interpolation for achievement and payout between each indexed value.

Achievement and Payout

First Half Payout

Eligible participants, including executives, who participated in the cash bonus plan were eligible for semi-annual payments in fiscal 2026. Evaluating performance at the mid-year mark helps ensure that executive focus remains disciplined throughout the entire fiscal year and recognizes the successful completion of short-term initiatives. Any payment made during the first half of the year is factored into the final full year payout, so participants do not receive an overall payout that is more than the payout for the level of achievement for the full fiscal year. For fiscal 2027, in alignment with stockholder feedback, executive officers, including Mr. Bhusri, will participate in a cash bonus plan that does not include a mid-year payout.

For the fiscal 2026 first half payout, the company performance metric was capped at a maximum of 40% of the total full year funding and was calculated using only the financial target of forecasted adjusted subscription revenues and adjusted non-GAAP operating margin as of the end of the company's second fiscal quarter. The portion of the bonus pool related to the non-financial metric was not eligible to be funded for the first half payment. Following the conclusion of the company's second fiscal quarter of fiscal 2026, it was determined that based on the company's forecasted adjusted subscription revenues and non-GAAP operating margin as of the end of the second fiscal quarter, the company performance metric would be funded at 40% of full year target bonus for the first half payout.

Full Year Payout

Following the conclusion of fiscal 2026, the Compensation Committee reviewed the level of achievement of each company performance metric against the pre-established targets. The achievement level certified by the Compensation Committee and corresponding funding of the fiscal 2026 cash bonus plan is set forth below:

Metric	Fiscal 2026 Result	Funding (% of Target)		Weight		Total Funding
Adjusted subscription revenues	$8.78 billion	107.2%	x	80%	→	101.8%
Adjusted non-GAAP operating margin	29.9%					
Customer satisfaction score	89.7%	80.0%	x	20%		

For full year fiscal 2026, the cash bonuses paid to the NEOs were determined based on the achievement levels of the company's performance goals, which resulted in an overall payout of 101.8% of each NEO's respective annual targets for fiscal 2026, largely due to the outperformance of our adjusted non-GAAP operating margin achievement against the target. While the cash bonus plan provides the ability to adjust each NEO's individual payout based on individual performance, the Compensation Committee did not exercise this discretion. This decision reflects the Committee's assessment of the highly integrated nature of our executive team's efforts in a year characterized by a challenging macroeconomic environment.

Named Executive Officer	Fiscal 2026 Annual Cash Bonus Paid[1]	Target Annual Bonus Opportunity (% of Base Salary)	% of Target Bonus Paid
Carl M. Eschenbach[2]	$ 1,556,712	150%	100.0%
Aneel Bhusri	—	—	—
Zane Rowe	439,603	60%	101.8%
Gerrit Kazmaier	384,067	60%	101.8%
Richard H. Sauer	347,350	60%	101.8%

(1) Inclusive of first half payout of the fiscal 2026 cash bonus plan. The annual cash bonus paid is based on each NEO's base salary applicable during fiscal 2026 and is prorated to account for base salary changes during the fiscal year.

(2) Pursuant to the terms of his Executive Separation Agreement, Mr. Eschenbach received a total payout of the fiscal 2026 cash bonus plan based on target achievement.

Equity-Based Awards

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program and the majority of the target total direct compensation of our executive officers is provided through equity awards. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers, including our NEOs, to create value for our stockholders. By having a significant percentage of our executive officers' target total direct compensation payable in the form of equity that vests over a number of years, our executive officers are motivated to take actions that focus on our long-term strategic and financial objectives, aligning their interests with those of our stockholders over the long term. Equity awards also help us retain qualified executive officers in a competitive market.

Fiscal 2026 Equity Awards

The equity awards granted to our NEOs in fiscal 2026 were comprised of 25% PSUs and 75% RSUs. The initial 25% allocation of equity awards as PSUs demonstrates responsiveness to stockholder feedback while allowing the Compensation Committee to evaluate the effectiveness of the performance-based equity and the transition of the pay mix. We expect the structure of our go-forward equity compensation program to continue with a similar structure, and the Compensation Committee will continue to assess market standards and consider stockholder feedback with respect to the equity compensation mix in its annual review of our executive compensation program. Mr. Bhusri's fiscal 2026 awards were granted to him for his role as Executive Chair and are separate from the awards granted upon his appointment to Chief Executive Officer in early fiscal 2027. Mr. Bhusri is not eligible for additional equity awards until fiscal 2028.

The total equity awards granted to our NEOs in fiscal 2026 were as follows:

Named Executive Officer	Grant Date	Total Target Value of Equity Awards[2][3] ($)	Fiscal 2026 PSUs[1]		RSU Award[4] (#)
			Target Award (#)	Maximum Award (#)	
Carl M. Eschenbach	4/21/2025	30,000,000	32,204	48,306	96,612
Aneel Bhusri	4/21/2025	20,000,000	21,469	32,203	64,408
Zane Rowe	4/21/2025	13,000,000	13,955	20,932	41,865
Gerrit Kazmaier[5]	4/5/2025	12,000,000	—	—	49,490[6]
	4/5/2025	18,000,000	—	—	74,235
Richard H. Sauer	4/21/2025	9,000,000	9,661	14,491	28,983

(1) Final achievement of goals for performance shares granted in fiscal 2026 will be certified by the Committee following the completion of the applicable three-year performance period for continuing executives. The amounts in the table reflect the total number of performance shares granted for the three-year performance period at target and maximum, and, therefore, are not the same as the amounts reported in the "Executive Compensation — Grants of Plan-Based Awards in Fiscal 2026" table, which are determined in accordance with financial accounting rules as described in footnote 3 below.

(2) Total target equity value for each NEO, with the exception of Mr. Kazmaier, is allocated between PSUs and RSUs as described above under the section titled "Elements of our Fiscal 2026 Executive Compensation Program — Equity-Based Awards."

(3) Total target value reported in this table applies to the target value of the entire equity award granted to each NEO. The value differs from the grant date fair value amounts reported for the NEOs for fiscal 2026 in the Summary Compensation Table under the "Stock Awards" column. Amounts shown in the Summary Compensation Table are computed in accordance with ASC Topic 718, under which the grant date fair value for a performance award is not determined until the fiscal year in which the performance metrics are established. For the fiscal 2026 PSUs, the annual goal is determined at the beginning of each performance period for fiscal 2026, 2027, and 2028. Accordingly, only the grant date fair value for the fiscal 2026 annual goal is reflected in the Summary Compensation Table for fiscal 2026. Please see the section below titled "Elements of our Fiscal 2026 Executive Compensation Program — Equity-Based Awards — Fiscal 2026 PSUs" for a description of the awards.

(4) Unless otherwise noted, the RSU awards for our NEOs are subject to vesting based on continued service through the applicable vesting dates, with one-fourth of such awards vesting one year from their vesting start date, after which the awards vest in equal installments over the next 12 quarters.

(5) New hire RSUs with an aggregate target equity value of $30,000,000 were granted to Mr. Kazmaier in connection with his appointment as President, Product & Technology.

(6) Subject to a vesting term of two years with one-eighth of such award vesting three months from the vesting start date and the balance vesting in equal quarterly installments thereafter.

Fiscal 2026 RSUs

In addition to the fiscal 2026 PSUs, the Compensation Committee granted time-based RSUs to our NEOs in order to satisfy our retention objectives and promote continuity in our business while furthering NEO and stockholder alignment through emphasis on variable pay, the value of which is tied to our stock price. The RSU awards granted in fiscal year 2026 vest over four years (other than certain new hire awards granted to Mr. Kazmaier). Accordingly, the Compensation Committee believes that these RSU awards serve as an effective retention tool for our executive officers, because a substantial portion of unvested awards are generally forfeited if an executive officer voluntarily leaves the company before the awards have vested. Furthermore, the Compensation Committee and the Board believe that it is critical for Workday to promote strategic agility by allowing the business to pivot in response to changing market dynamics without consideration of the impact to short-term rewards, and RSUs with long-term vesting allow us to continue to incentivize and promote the innovative culture that drives our success.

Fiscal 2026 PSUs

In April 2025, our Compensation Committee awarded PSUs to our NEOs (other than Mr. Kazmaier) to support the successful execution of our profitable growth initiatives and to respond to stockholder feedback. Shares subject to the fiscal 2026 PSUs may be earned based on the achievement of financial goals over a three-year period by averaging the achievement of three separate annual performance metrics. Each of the three annual goals is established at the commencement of the applicable year. Results for each performance period are averaged over the three-year period and overall attainment is certified by the Compensation Committee after the end of the three-year performance period. No shares vest or are released for continuing executives until after the end of the full three-year performance period to focus our executives on our long-term performance and promote long-term retention.

The Compensation Committee believes that three annual financial goals, rather than a single three-year goal, allow the Compensation Committee to set more aggressive goals and measure performance in a manner that reflects the dynamic nature of our business and the company's long-term trajectory over that three-year period. Our annual goal design provides flexibility to set aggressive target achievements each year based on market conditions and performance plans at that time and is aligned with practices at peers with whom we compete for talent. The approach of three annual financial goals is balanced by having no earned shares eligible to vest until after the full, three-year PSU performance period has concluded. Each year's performance is equally weighted. Achievement for each year is averaged at the end of the three-year period. Any PSUs that are earned at the end of the three-year performance period will vest and settle into shares of our common stock upon certification of the achievement level.

For the fiscal 2026 performance period, the Compensation Committee determined that the annual goal would be based on the sum of (a) Adjusted subscription revenues growth *plus* (b) adjusted non-GAAP operating margin. Adjusted subscription revenues growth is calculated as the change in the company's GAAP subscription revenues as reported in the company's earnings for fiscal 2026 as compared to fiscal 2025, adjusted for acquisitions with a purchase price of $1.0 billion or more. Adjusted non-GAAP operating margin means the non-GAAP operating margin as reported in the company's earnings for fiscal 2026, adjusted for acquisitions with a purchase price of $1.0 billion or more. For the fiscal 2026 performance period, the Compensation Committee approved the Target Annual Goal of 42%, which is aligned with the fiscal 2026 full year subscription revenues growth and non-GAAP operating margin guidance of 14% and 28%, respectively, that we provided at our fiscal 2025 fourth quarter earnings. The payout percentage for the fiscal 2026 performance period ranges from 50% to 150% and Threshold performance must be attained for any portion of the fiscal 2026 tranche to be achieved.

	FY26 PSU Annual Goal	FY26 PSU Payout Percentage (to be included into Three-Year Average)
Threshold	39%	50%
Target	42%	100%
Maximum	45%	150%

(1) Subject to linear interpolation for performance between the threshold and target levels and between the target and maximum levels, as applicable.

Fiscal 2026 PSU — Fiscal 2026 Performance Period Results

In February 2026, the Compensation Committee certified the achievement of the fiscal 2026 Annual Goal at 43.7%, resulting in a 128.3% payout percentage. The achievement was based on 13.8% adjusted subscription revenues growth and 29.9% adjusted non-GAAP operating margin. As discussed above, the fiscal 2026 achievement percentage will be averaged with the achievement percentages for fiscal 2027 and fiscal 2028, such that no portion of this fiscal 2026 amount will vest until the full three-year performance period has concluded for continuing NEOs and each NEO's PSU award is subject to such NEO's continued employment until such date.

Benefits Programs

Our employee benefit programs, which include our 401(k) plan, employee stock purchase plan, and health and welfare programs, such as health savings accounts and flexible spending arrangements, are designed to provide a competitive level of benefits to our employees generally, including our executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are generally eligible to participate in the same employee benefit plans and programs, and on the same terms and conditions, as all other U.S. full-time employees.

Perquisites and Other Personal Benefits

The personal health, safety, and security of our employees is of the utmost importance to Workday and our stockholders. Accordingly, we provide limited perquisites for business-related purposes, for the health of our executives, and those necessary for the security of Mr. Bhusri.

Health Benefits

We offer our executive officers, including our NEOs, an annual comprehensive physical examination that is funded by Workday, as an added benefit to the medical insurance provided to all employees. We recognize the significant role of our executive officers and offer this program to encourage a focus on wellness.

Personal Security

Consistent with prevalent practices among peer companies, and based on an independent third-party security study, the Compensation Committee approved a comprehensive security plan for Mr. Bhusri. The Compensation Committee periodically reviews the nature and cost of this program in relation to Mr. Bhusri's security risk profile and, based on this assessment and the independent third-party security study, determined that a continued need for security existed for fiscal 2026 to protect Mr. Bhusri and his family and mitigate risks to our business. During fiscal 2026, we paid for the annual costs of security at his residences, executive security protection, family protection, and secure transportation arrangements. We require these security measures because of the importance of Mr. Bhusri to Workday and his high profile as a leader and co-founder of a global public company, and we believe that their scope and costs are an appropriate business expense for our benefit as they are integrally related to Mr. Bhusri's ability to perform his employment responsibilities and necessary to his focused job performance. However, because certain components of the program may be considered to be perquisites under SEC disclosure rules, such as security for Mr. Bhusri's family, security at his residences, and executive security protection outside of work hours, the aggregate incremental costs of such security services are included in the "All Other Compensation" column of the Summary Compensation Table set forth below. The Compensation Committee believes that these costs are appropriate in light of the threat landscape and Mr. Bhusri's importance to Workday.

Aircraft Policy

The independent third-party security study recommended that Mr. Bhusri use private aircraft for all business and personal travel. To facilitate that, in 2022, the Board approved the purchase of a corporate aircraft as an additional security measure for Mr. Bhusri and to optimize his travel. Pursuant to our aircraft utilization policy, the corporate aircraft is primarily for use by Mr. Bhusri. Mr. Bhusri uses Workday-provided private aircraft for both business and personal purposes and the Board believes such use enhances his security, efficiency, privacy, confidentiality, and productivity to allow for time that he can devote to our business as our Chief Executive Officer. Additionally, Mr. Bhusri is permitted to use a private business jet charter when practicable and we provide private charter aircraft services for business purposes for certain other executive travel. Subject to the limitations in our policy, immediate family members of certain eligible executive officers are permitted to accompany the executive on the private aircraft when the aircraft is already going to a specific destination for a business purpose, provided there is no more than de minimis incremental cost.

Pursuant to the policy, Mr. Bhusri and, on occasion, certain of our executives recognize imputed taxable income as a result of personal use of private aircraft and are not provided a tax reimbursement or gross-up for any portion of this amount, including as a result of members of their immediate family accompanying them on business travel. The non-de minimis incremental costs, if any, of personal travel and travel by guests on any such legs on private aircraft are included in the "All Other Compensation" column in the Summary Compensation Table.

Car Service

In fiscal 2026, based on a third-party security study, we provided Mr. Eschenbach a security car service primarily for his safety. Mr. Eschenbach recognized imputed taxable income as a result of any personal use of the car service and was not provided a tax reimbursement or gross-up. The value of the perquisites and benefits provided to Mr. Eschenbach during fiscal 2026 is reported and further described in our Summary Compensation Table below.

In the future, we may provide other perquisites or other personal benefits to our NEOs when we believe it is appropriate and beneficial to the company's business to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective, and for recruitment, motivation, or retention purposes. Future practices with respect to perquisites or other personal benefits for executives will be subject to review and approval by the Compensation Committee.

Post-Employment Compensation

Executive Severance and Change in Control Policy

Under the Workday, Inc. Executive Severance and Change in Control Policy, as amended (the "Executive Severance Policy), an NEO is eligible to receive cash payments and accelerated vesting of certain equity awards in the event of a qualifying termination of the NEO's employment (i) outside of a change in control of Workday (referred to as a "Non-CIC Qualifying Termination" in the Executive Severance Policy), or (ii) in connection with a change in control of Workday (referred to as a "CIC Qualifying Termination" in the Executive Severance Policy).

The Compensation Committee has determined that the Executive Severance Policy is both competitively reasonable and necessary to recruit and retain key executives. We also believe that entering into these arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the company. The Executive Severance Policy is also intended to facilitate changes in the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smooth transition of responsibilities when it is deemed to be in the best interest of Workday. We do not provide for single trigger acceleration following a change in control and do not provide tax gross-ups for "excess parachute payments."

For additional information about the Executive Severance Policy, please see the section below entitled "Potential Payments Upon Termination or Change in Control."

Death and Disability Acceleration Policy

Pursuant to company policy, all employees, including our executives, whose employment with Workday terminates due to death or permanent disability generally fully vest in their outstanding time-based equity awards upon termination. The value of our NEOs' equity awards that would have vested assuming a January 31, 2026, termination of employment due to death or permanent disability is set forth in the section "Potential Payments Upon Termination or Change in Control".

Other Compensation Policies

Executive Officer Recoupment Policy

Workday maintains an executive officer recoupment policy that is consistent with the requirements of the Nasdaq Global Select Market and in fiscal 2026 the Compensation Committee adopted a revised recoupment policy that includes provisions that extend beyond the basic requirements. The revised policy (i) requires the forfeiture, recovery, or reimbursement of excess incentive-based compensation from a Section 16 officer in the event of a restatement of Workday's financial results and (ii) allows for the forfeiture, recovery, or reimbursement of all incentive compensation and time-based equity from a Section 16 officer or certain other executive officers in the event of misconduct. In the case of a restatement, the recovery period extends up to three years prior to the date that it is, or should have been, concluded that the company is required to prepare a restatement and in the case of misconduct, the recovery period extends up to three years prior to the date the Board discovers the executive officer engaged in misconduct.

Equity Awards Grant Policy

The Compensation Committee has adopted a policy governing equity awards that are granted to our executive officers and employees and members of our Board. This policy provides that equity awards will be granted either by our Board or the Compensation Committee (or a committee thereof) at a meeting or by unanimous written consent, subject to equity award guidelines adopted by our Compensation Committee. Generally, new hire awards are granted effective on the 5th day of the month for employees who have commenced employment on or prior to the 15th day of the preceding month. Additionally, promotion and discretionary awards for our executive officers are granted effective on the 5th day of March, June, September, or December, and on the 5th day of any month for non-executive employees. Refresh awards and certain promotion awards made in connection with Workday's annual review cycle will be effective on a date occurring in March, April, or May that is designated by the Board or the Compensation Committee prior to the end of the immediately preceding calendar year, in each case unless otherwise approved by our Board or the Compensation Committee. Our Compensation Committee does not grant option awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation. The exercise price of all stock options and SARs must be equal to or greater than the fair market value of our common stock, as defined in the applicable equity incentive plan, on the date of grant.

Derivatives Trading and Anti-Hedging and Pledging Policy

Our Insider Trading Policy, which applies to our employees, including our executive officers, and members of our Board, prohibits the trading of derivatives, including options, warrants, puts, calls, or other similar derivative instruments relating to our securities; the hedging of our equity securities, including the participation in exchange funds or "swap funds"; and the selling of Workday securities "short". Additionally, our executive officers and members of our Board may not borrow against Workday's securities in margin accounts or use or pledge Workday's securities as collateral for another type of loan.

Policy regarding 10b5-1 Plans for Directors and Executive Officers

Generally, our Insider Trading Policy requires our executive officers and members of our Board to adopt plans in accordance with Exchange Act Rule 10b5-1 for trades of Workday securities that they beneficially own and further provides that such individuals may not trade in our equity securities during our quarterly restricted periods.

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines that require our Chief Executive Officer to own and hold shares of our stock with a value that is at least equal to six times his annual base salary; our other executive officers to own and hold shares of our stock with a value that is at least three times their annual base salaries; and members of our Board to own and hold shares of our stock with a value that is at least $600,000, subject in each case to certain phase-in periods. This ownership requirement may be satisfied by ownership of shares of either our Class A or Class B common stock, vested RSUs, and any other shares of our capital stock held by affiliates or family members in which the individual holds a beneficial interest. Shares subject to outstanding, unexercised stock options, if any, do not count towards the ownership requirement.

Compensation Policies and Practices as they Relate to Risk Management

The Compensation Committee has reviewed our executive and employee compensation programs and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on us. The reasons for the Compensation Committee's determination include the following:

- We structure our compensation program to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) components of our compensation programs are designed to reward both short-term and long-term company performance, which we believe discourages employees from taking actions that focus only on our short-term success and helps align our employees with our stockholders and on our longer-term objectives. Our RSUs have time-based vesting, generally over a period of four years.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent this information from being manipulated by any employee, including our executive officers.

- The Compensation Committee approves the employee annual and new hire equity award guidelines as well as the overall annual equity pool. Any recommended equity awards outside these guidelines require approval by the Compensation Committee. We believe that this helps ensure we grant equity compensation appropriately and in a sustainable manner.

- A significant portion of the compensation paid to our executive officers and the members of our Board is in the form of RSUs, to align their interests with the interests of stockholders.

- We maintain Stock Ownership Guidelines for our executive officers and the members of the Board to help ensure that they retain specified levels of equity in Workday to align their interests with the interests of stockholders.

- As part of our Insider Trading Policy, we prohibit hedging transactions involving our securities so that our executive officers and other employees cannot insulate themselves from the effects of poor stock price performance.

- Our Board has adopted an Executive Officer Recoupment Policy providing that it will require reimbursement or forfeiture of all or a portion of any incentive compensation that was paid to an executive officer based on financial results if a restatement of those results is required and may require the forfeiture, recovery, or reimbursement of all incentive compensation and time-based equity from a Section 16 officer or certain other executive officers in the event of misconduct.

Tax and Accounting Considerations

Limitation on Deductibility of Executive Compensation

We do not require executive compensation to be tax deductible to Workday, but instead balance the cost and benefits of tax deductibility to correspond with our executive compensation goals. Section 162(m) of the Internal Revenue Code of

1986, as amended, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1,000,000 paid in any taxable year to certain of its executive officers.

We expect that the Compensation Committee will continue to seek to balance the cost and benefit of tax deductibility with our executive compensation goals designed to promote stockholder interests, retaining discretion to approve compensation that is non-deductible when it believes that such payments are appropriate to attract and retain executive talent. As a result, we expect that a significant portion of future cash and equity payments to our executive officers may not be tax deductible under Section 162(m).

No Tax Reimbursement of Parachute Payments or Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2026, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other such reimbursement.

Accounting Treatment

We account for share-based compensation in accordance with the authoritative guidance set forth in ASC Topic 718, which requires companies to measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including RSUs, PSUs, and purchases under our ESPP. For RSUs and PSUs, fair value is based on the closing price of our common stock on the grant date. Compensation expense for RSUs, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period. Compensation expense for PSUs is recognized using the accelerated attribution method over the requisite service period when it is probable that the performance conditions will be satisfied. For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. Compensation expense for ESPP is recognized on a straight-line basis over the offering period. This calculation is performed for accounting purposes and reported in the compensation tables below.

Report of the Compensation Committee

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management and based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in Workday's Annual Report on Form 10-K for fiscal 2026 and included in this Proxy Statement.

Submitted by the Compensation Committee of our Board of Directors:

George J. Still, Jr. (Chair)
Elizabeth Centoni
Lynne M. Doughtie
Rhonda Morris

SUMMARY COMPENSATION TABLE

The following table provides information concerning all plan and non-plan compensation earned by each of our NEOs during the fiscal years ended January 31, 2026, 2025, and 2024.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation	Total
Aneel Bhusri Co-Founder, Chief Executive Officer, and Chair of the Board[4]	2026	$ 65,000	$ —	$ 15,322,067	$ —	$ 3,844,259[5]	$ 19,231,325
	2025	65,000	—	14,345,480	—	3,694,040	18,104,519
	2024	65,000	—	44,275,281	—	2,994,375	47,334,656
Carl M. Eschenbach Former Chief Executive Officer and Director	2026	1,037,808	—	22,982,993	1,556,712	454,194[6]	26,031,706
	2025	1,000,000	—	23,909,133	1,225,500	38,559	26,173,192
	2024	1,000,000	—	—	1,500,000	21,664	2,521,664
Zane Rowe Chief Financial Officer	2026	720,000	—	9,959,290	439,603	28,187[7]	11,147,080
	2025	715,082	1,000,000	11,377,159	350,533	13,841	13,456,614
	2024	452,308	1,000,000	36,759,274	224,384	657	38,436,623
Gerrit Kazmaier President, Product and Technology	2026	629,041	500,000	26,865,647	384,067	11,969[8]	28,390,724
Richard H. Sauer Chief Legal Officer and Head of Corporate Affairs	2026	568,904	—	6,894,876	347,350	12,000[9]	7,823,130
	2025	545,616	—	8,058,705	265,391	12,440	8,882,151
	2024	516,981	—	8,323,857	257,500	15,839	9,114,178

(1) The amounts reported under the Bonus column for Mr. Rowe include a signing bonus of $2,000,000 (paid in two equal installments, one upon his start date and the other on the one-year anniversary of his start date). The amount reported under the Bonus column for Mr. Kazmaier includes the first installment of a signing bonus of $1,000,000 (payable in two equal installments, one which was paid upon his start date and the other was paid on the one-year anniversary of his start date).

(2) The amounts reported in the Stock Awards column, including RSUs and PSUs, are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. The assumptions used in calculating the grant date fair value are set forth in Note 14 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2026. Such grant-date fair value does not take into account any forfeitures related to service-based vesting conditions that may occur. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

For the fiscal 2026 PSUs granted to each of Messrs. Bhusri, Eschenbach, Rowe, and Sauer, the annual goal is determined at the beginning of each performance period for fiscal 2026, 2027, and 2028. In accordance with ASC Topic 718, only the grant date fair value for the shares eligible to be earned pursuant to the fiscal 2026 annual goal is reflected in the Summary Compensation Table for fiscal 2026, assuming 100% target achievement. The shares eligible to be earned pursuant to the fiscal 2027 and 2028 annual goals do not have a reportable grant date fair value under ASC Topic 718 and are not included in this table. As noted above in the Compensation Discussion and Analysis, the PSUs have a maximum payout of 150% of the target shares. The grant date fair values of the fiscal 2026 PSUs included for fiscal 2026, assuming maximum achievement of the fiscal 2026 annual goal, are as follows: Mr. Bhusri: $2,298,364; Mr. Eschenbach: $3,447,438; Mr. Rowe: $1,493,990; and Mr. Sauer: $1,034,317.

(3) For all NEOs, reported amounts reflect payment of bonuses pursuant to the fiscal 2026 cash bonus plan, which was adopted pursuant to the Omnibus Bonus Plan. As described under "Elements of Our Executive Compensation Program — Cash Bonuses," the cash bonus amounts earned are based on the performance of Workday relative to predetermined financial and non-financial goals for fiscal 2026 and the performance of the individual NEO. Pursuant to the terms of his Executive Separation Agreement, Mr. Eschenbach received a total payout of the fiscal 2026 cash bonus plan based on target achievement.

(4) Mr. Eschenbach served as our Chief Executive Officer and Mr. Bhusri served as our Executive Chair as of the end of fiscal 2026. On February 6, 2026, Mr. Bhusri was appointed our Chief Executive Officer and Mr. Eschenbach stepped down and his services to Workday terminated.

(5) This amount includes (i) matching contributions under Workday's 401(k) plan of $2,025, (ii) aggregate incremental costs paid by Workday for security arrangements provided for Mr. Bhusri that are in addition to security arrangements provided while at work or on business travel and for his family in the amount of $3,156,720, (iii) income tax gross-up in respect of a company gift of $1,215, (iv) a company gift, and (v) personal air travel expenses in the amount of $683,062, which represents the incremental cost to Workday for Mr. Bhusri's personal use of our corporate aircraft. We determine the incremental cost of the personal use of our corporate aircraft based on the variable operating costs to us, which includes (a) trip-related landing, ramp, and parking fees and expenses; (b) crew travel expenses; (c) supplies and catering; (d) aircraft fuel and oil expenses; and (e) personal security arrangements during personal use of corporate aircraft. Because the corporate aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as the salaries of pilots and crew, purchase or lease costs of our corporate aircraft, and costs of maintenance and upkeep. On occasion, guests of Mr. Bhusri may accompany him on private aircraft during business trips at a de minimis incremental cost to Workday. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(6) This amount includes (i) matching contributions under Workday's 401(k) plan of $11,654, (ii) aggregate incremental costs paid by Workday for security arrangements provided for Mr. Eschenbach that are in addition to security arrangements provided while at work or on business travel in

the amount of $388,972, (iii) income tax gross-up of $7,033 in respect of guest attendance at a company event and a company gift, (iv) Workday-paid costs for guest attendance at a company event and a company gift, (v) non-security car service, (vi) an executive health physical service in the amount of $10,949, and (vii) personal air travel expenses in the amount of $26,721, which represents the incremental cost to Workday for Mr. Eschenbach's personal use of a private business jet charter. The incremental cost to Workday from his use of a private business jet charter was based on the variable cost amount billed to us by the private business jet charter company, which does not include a fixed management fee because the private business jet charter is used primarily for business travel. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(7) This amount includes (i) matching contributions under Workday's 401(k) plan of $11,331, (ii) an executive health physical service in the amount of $15,949, (iii) income tax gross-up in respect of a company gift in the amount of $450, and (iv) a company gift.

(8) This amount includes (i) an executive health physical service in the amount of $10,000, (ii) income tax gross-up in respect of a company gift in the amount of $953, and (iii) a company gift.

(9) This amount includes (i) matching contributions under Workday's 401(k) plan of $11,250, (ii) income tax gross-up in respect of a company gift in the amount of $372, and (iii) a company gift.

Grants of Plan-Based Awards in Fiscal 2026

The following table provides information regarding grants of incentive plan-based awards made to each of our NEOs during fiscal 2026 under our fiscal 2026 cash bonus plan and our 2022 Equity Incentive Plan. In accordance with SEC rules, this table presents performance awards as having been granted in the fiscal year in which the performance goals were established, and if an award has multiple performance periods, the portion relating to each performance period is treated as a separate grant.

Name	Award Type	Grant Date	Estimated Payouts Under Non-Equity Incentive Plan Awards[1]			Equity Grants				
			Threshold	Target	Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4]
						Threshold (#)	Target (#)	Maximum (#)		
Aneel Bhusri	RSU	4/21/2025	$ —	$ —	$ —	—	—	—	64,408	$ 13,789,753
	PSU	4/21/2025	—	—	—	3,578	7,157	10,735	—	1,532,314
Carl M. Eschenbach	Cash Bonus	N/A	1,120,833	1,556,712	2,965,536	—	—	—	—	—
	RSU	4/21/2025	—	—	—	—	—	—	96,612	20,684,629
	PSU	4/21/2025	—	—	—	5,367	10,735	16,102	—	2,298,364
Zane Rowe	Cash Bonus	N/A	311,040	432,000	822,960	—	—	—	—	—
	RSU	4/21/2025	—	—	—	—	—	—	41,865	8,963,297
	PSU	4/21/2025	—	—	—	2,326	4,652	6,978	—	995,993
Gerrit Kazmaier	Cash Bonus	N/A	271,746	377,425	718,995	—	—	—	—	—
	RSU	4/05/2025	—	—	—	—	—	—	49,490[5]	10,746,259
	RSU	4/05/2025	—	—	—	—	—	—	74,235	16,119,388
Richard H. Sauer	Cash Bonus	N/A	245,766	341,342	650,257	—	—	—	—	—
	RSU	4/21/2025	—	—	—	—	—	—	28,983	6,205,260
	PSU	4/21/2025	—	—	—	1,610	3,221	4,831	—	689,616

(1) Represents estimated payouts under our cash bonus plan. For illustrative purposes, the "threshold" payout amount reported in the table above is based on achieving 72% of the total target payout opportunity and a 100% individual performance multiplier, and the "maximum" payout amounts shown reflect a 127% company performance multiplier and a 150% individual performance multiplier.

(2) Represents the fiscal 2026 PSUs, that were considered, under ASC Topic 718, to have been granted in fiscal 2026 under our 2022 Equity Incentive Plan and do not represent the actual economic value that may ultimately be realized by the NEOs. These columns show the awards that are possible at the threshold, target, and maximum levels of performance for the fiscal 2026 annual performance period for the fiscal 2026 PSUs. If the company does not achieve the threshold goal for the applicable performance period, zero shares will be earned for such performance period. None of the fiscal 2026 PSUs will vest until after the full three-year performance period has concluded for continuing executives. Final achievement of the goals for the fiscal 2026 PSUs will be certified by the Compensation Committee following the completion of the full three-year performance period. See the section titled "Compensation Discussion and Analysis — Elements of Our Fiscal 2026 Executive Compensation Program — Equity-Based Awards — Fiscal 2026 PSUs" for additional discussion. The shares eligible to be earned pursuant to the fiscal 2027 and 2028 annual performance periods of the fiscal 2026 PSUs do not have a reportable grant date fair value under ASC Topic 718 because their performance metrics were not established upon the date of grant and will instead be established at the start of the applicable fiscal year, and, accordingly, are not included in this table.

(3) Represents RSUs granted under our 2022 Equity Incentive Plan. Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(4) The amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(5) This award is subject to a vesting term of two years with one-eighth of such award vesting three months from the vesting start date and the balance vesting in equal quarterly installments thereafter.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding and unvested RSU, PSU, and PVU awards held by our NEOs as of January 31, 2026.

		STOCK AWARDS			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested
Aneel Bhusri	4/21/2025	64,408	$ 11,311,977	—	$ —
	4/21/2025	9,182[3]	1,612,635	—	—
	4/24/2024	31,554	5,541,829	—	—
	4/25/2023	48,055	8,439,900	—	—
	4/20/2022	3,994	701,466	—	—
Carl M. Eschenbach[4]	4/21/2025	96,612	16,967,966	—	—
	4/21/2025	13,773[3]	2,418,952	—	—
	4/24/2024	52,589	9,236,206	—	—
	12/28/2022	75,914	13,332,776	—	—
	12/28/2022	77,596[5]	13,628,185	101,216[6]	6,663,792[7]
Zane Rowe	4/21/2025	41,865	7,352,750	—	—
	4/21/2025	5,968[3]	1,048,160	—	—
	4/22/2024	25,243	4,433,428	—	—
	7/5/2023	30,963[7]	5,438,032	—	—
Gerrit Kazmaier	4/5/2025	30,932[8]	5,432,587	—	—
	4/5/2025	74,235	13,037,893	—	—
Richard H. Sauer	4/21/2025	28,983	5,090,284	—	—
	4/21/2025	4,132[3]	725,703	—	—
	4/22/2024	17,880	3,140,264	—	—
	4/20/2023	13,616	2,391,378	—	—
	4/20/2022	2,263	397,451	—	—

(1) Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(2) The market value of unvested RSUs, earned and unvested PSUs, and earned and unvested PVUs is calculated by multiplying the number of unvested shares held by the applicable NEO by the closing price of our Class A common stock on January 30, 2026, the last trading day of our fiscal year, which was $175.63.

(3) This amount represents fiscal 2026 PSU shares eligible to vest based on actual achievement of the fiscal 2026 annual goal, for which the performance period was complete as of the end of fiscal 2026 and certification for such performance period has been completed. No portion of this amount will vest until the full three-year performance period has concluded for continuing NEOs and each NEO's PSU award is subject to such NEO's continued employment until such date. The shares associated with the fiscal 2027 and fiscal 2028 performance periods for the fiscal 2026 PSUs are not shown in this table as they are not considered granted in fiscal 2026 under ASC Topic 718.

(4) Mr. Eschenbach stepped down as our Chief Executive Officer, effective February 6, 2026, at which point, pursuant to the terms of Mr. Eschenbach's Executive Separation Agreement and our Executive Severance Policy, the vesting of certain of his RSUs and PSUs was accelerated and Tranche 3 of the PVUs granted to Mr. Eschenbach in fiscal 2023 were forfeited. See "Termination or Change in Control — Carl M. Eschenbach Separation Agreement" for further details.

(5) Represents the Tranche 1 and Tranche 2 PVUs granted to Mr. Eschenbach in fiscal 2023 that had achieved their respective share price targets and remain subject to service-based vesting on a monthly basis as of January 31, 2026, with full vesting to have occurred by December 5, 2027. Mr. Eschenbach stepped down as our Chief Executive Officer effective February 6, 2026, at which point, pursuant to the terms of Mr. Eschenbach's Executive Separation Agreement and our Executive Severance Policy, 40,487 of such shares were accelerated and vested after the end of fiscal 2026 and the Tranche 3 PVUs were forfeited. See "Termination or Change in Control — Carl M. Eschenbach Separation Agreement" for further details.

(6) Represents the Tranche 3 PVUs granted to Mr. Eschenbach in fiscal 2023 that remained subject to the achievement of the Tranche 3 share price target as of the end of fiscal 2026. The performance period for these PVUs began on December 28, 2024. The market value reported for the Tranche 3 PVUs is based on the fair value on January 30, 2026, computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. Pursuant to the terms of Mr. Eschenbach's Executive Separation Agreement and our Executive Severance Policy, Mr. Eschenbach forfeited these unachieved shares at the end of fiscal 2026. See "Termination or Change in Control — Carl M. Eschenbach Separation Agreement" for further details.

(7) Represents RSUs granted to Mr. Rowe in connection with his appointment as our Chief Financial Officer that vested or will vest as to one-eighth of the underlying shares three months from the vesting start date and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(8) Represents RSUs granted to Mr. Kazmaier in connection with his appointment as our President, Product and Technology that vested or will vest as to one-eighth of the underlying shares on July 5, 2025, and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

Stock Vested in Fiscal 2026

The following table summarizes the value realized by our NEOs on stock vested during fiscal 2026.

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Aneel Bhusri	82,657	$ 18,506,093
Carl M. Eschenbach	157,301	36,628,612
Zane Rowe	60,916	13,741,131
Gerrit Kazmaier	18,558	4,231,410
Richard H. Sauer	35,083	7,845,288

(1) The value realized on vesting is calculated by multiplying the number of underlying shares at vest by the fair market value of our Class A common stock on the date prior to the applicable vesting dates.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer up to 75% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We intend for the 401(k) plan to qualify, depending on the employee's election, under Code Section 401 so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, or under Code Section 402A so that contributions by employees to the 401(k) plan are taxable as income, but qualifying withdrawals and income earned on those contributions are not taxable to employees. We provide a company match for all eligible employees and currently match 50% of the first 6% of eligible compensation contributed by the employee.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer any defined benefit pension plans or nonqualified deferred compensation plans.

CEO Pay Ratio Disclosure

In accordance with SEC rules, we are providing the ratio of the total annual compensation of the Chief Executive Officer during the last completed fiscal year, which was Mr. Eschenbach, to the total annual compensation of our median compensated employee ("median employee"). The ratio of Mr. Eschenbach's total annual compensation to that of our median employee's total annual compensation for fiscal 2026 is 119:1. We believe this ratio is a reasonable estimate, calculated in a manner consistent with SEC rules, based on our payroll and employment records and the methodology described below. As disclosed in the Summary Compensation Table above, the total annual compensation of Mr. Eschenbach for fiscal 2026 was $26,031,706. The total annual compensation of our median employee for fiscal 2026 was $218,717, calculated in the same manner as the compensation for Mr. Eschenbach in accordance with SEC rules.

For additional information about the compensation of our Chief Executive Officer, see the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement.

Since there have been no significant changes to our employee population or employee compensation programs during fiscal 2026 that would affect our pay ratio disclosure, we used the same median employee disclosed in last year's Proxy Statement, as permitted by SEC rules. In determining that it was still appropriate to utilize our fiscal 2025 median employee for fiscal 2026, we considered that there were no material changes to that employee's job description or compensation structure during fiscal 2026.

In selecting the median employee, reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As such, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies may have different employment and compensation practices and may utilize different estimates, assumptions, and methodologies in calculating their own pay ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and our other NEOs ("Non-PEO NEOs") and our performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning our pay-for-performance philosophy and how we structure our executive compensation to drive and reward performance, refer to the "Executive Compensation — Compensation Discussion and Analysis" section above. The amounts shown for "Compensation Actually Paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our NEOs; these amounts reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes.

Year	Summary Compensation Table Total for PEO (Eschenbach) ($)[1]	Compensation Actually Paid to PEO (Eschenbach) ($)[4][5]	Summary Compensation Table Total for PEO (Bhusri) ($)[2]	Compensation Actually Paid to PEO (Bhusri) ($)[4]	Summary Compensation Table Total for PEO (Fernandez) ($)[2]	Compensation Actually Paid to PEO (Fernandez) ($)[4]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4][6]	Value of Initial Fixed $100 Investment Based On:[7]		Net Income ($ millions)[8]	Adjusted Subscription Revenues ($ billions)[9]
									Total Stockholder Return ($)	Peer Group Total Stockholder Return		
(a)	(b)(1)	(c)(1)	(b)(2)	(c)(2)	(b)(3)	(c)(3)	(d)	(e)	(f)	(g)	(h)	(i)
Fiscal 2026	26,031,706	(17,705,405)	—	—	—	—	16,648,065	8,729,859	77	125	693	8.78
Fiscal 2025	26,173,192	11,431,418	—	—	—	—	22,383,515	15,806,061	142	194	526	7.70
Fiscal 2024	2,521,664	83,532,656	47,334,656[10]	55,478,130	—	—	17,598,668	26,543,948	158	179	1,381	6.61
Fiscal 2023	102,685,309	109,947,072	17,297,412	9,397,020	19,986,871	3,030,084	10,404,679	3,826,484	98	119	(367)	5.58
Fiscal 2022	—	—	18,431,406	19,634,025	22,015,513	27,405,062	9,768,972	11,928,801	137	146	29	4.55

(1)   Carl Eschenbach served as our Co-Chief Executive Officer from December 20, 2022, through January 2024, and subsequently served as our sole Chief Executive Officer through the end of our fiscal 2026 and until February 6, 2026.

(2)   Aneel Bhusri served as our Co-Chief Executive Officer from August 2020 through January 2024, and subsequently served as our Executive Chair until February 6, 2026. Chano Fernandez served as our Co-Chief Executive Officer from August 2020 through December 20, 2022.

(3)   The individuals comprising the Non-PEO NEOs for each year are listed below:

Fiscal 2026	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022
Aneel Bhusri	Aneel Bhusri	James J. Bozzini	James J. Bozzini	James J. Bozzini
Gerrit Kazmaier	Sayan Chakraborty	Sayan Chakraborty	Barbara A. Larson	Douglas A. Robinson
Zane Rowe	Robert Enslin	Barbara A. Larson	Douglas A. Robinson	Richard H. Sauer
Richard H. Sauer	Douglas A. Robinson	Douglas A. Robinson	Richard H. Sauer	Robynne D. Sisco
	Zane Rowe	Zane Rowe		

(4)   Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as required by Item 402(v) of Regulation S-K, as set forth in the tables below. The fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns has been estimated pursuant to the guidance in ASC Topic 718. The fair values of RSU and PVU awards that are subject to solely service-based vesting criteria are calculated using the closing price of our Class A common stock on applicable year-end dates, or, in the case of vesting dates, the closing price on the date prior to the applicable vesting dates.

(5) Compensation Actually Paid to Mr. Eschenbach for fiscal 2026 reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	Fiscal 2026
Total Reported in Summary Compensation Table (SCT)($)	**26,031,706**
Less, value of Stock Awards reported in SCT	22,982,993
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	18,853,354
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding[i]	(35,013,784)
Plus, FMV of Awards Granted this Year and that Vested this Year	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year[ii]	(4,593,688)
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	(20,754,118)
Compensation Actually Paid	**(17,705,405)**

(i) Reflects Mr. Eschenbach's unvested time-based RSUs, unearned portions of the PVU award that remained eligible for achievement as of January 31, 2026 and earned portion of the PVU award that remained subject to on-going time based vesting as of January 31, 2026. The change in fair value for the unearned portion of the PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model, including updated input variables for such model, as of January 31, 2026. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(ii) Reflects Mr. Eschenbach's time-based RSUs that vested during fiscal 2026 and earned portions of the PVU award that also became time-vested during fiscal 2026. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(6) The average Compensation Actually Paid to the Non-PEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	Fiscal 2026
Total Reported in Summary Compensation Table (SCT)($)	**16,648,065**
Less, value of Stock Awards reported in SCT	14,760,470
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	11,216,303
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	(3,750,371)
Plus, FMV of Awards Granted this Year and that Vested this Year	1,057,852
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	(1,681,520)
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	6,842,264
Compensation Actually Paid	**8,729,859**

(7) The Peer Group Total Stockholder Return set forth in this table utilizes the S&P 1500 Application Software Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2026. The comparison assumes $100 was invested for the period starting January 31, 2021, through the end of the listed year in Workday Class A common stock and in the S&P 1500 Application Software Index, respectively, and assumes the reinvestment of any dividends. Historical stock performance is not necessarily indicative of future stock performance.

(8) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable fiscal year.

(9) We determined adjusted subscription revenues to be the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in fiscal 2026. Subscription revenues primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Subscription revenues are recognized over time as services are delivered, beginning on the date our service is made available to the customer. Adjusted subscription revenues are subscription revenues adjusted for the impact of acquisitions over $1 billion.

(10) The fiscal 2024 amount reported for Mr. Bhusri in this column includes the grant date fair value of a fiscal 2024 RSU award granted to Mr. Bhusri ($28,122,190), as well as the incremental fair value related to the modification of Mr. Bhusri's fiscal 2023 and 2022 equity awards required to be reported under Topic 718 in connection with Mr. Bhusri's transition from Co-Chief Executive Officer to Executive Chair during fiscal 2024. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Bhusri.

Analysis of the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following depictions of the relationships between information presented in the Pay versus Performance table.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Stockholder Return ("TSR") and Peer Group TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, our cumulative TSR, and the cumulative TSR of the S&P 1500 Application Software Index over the five most recently completed fiscal years.

Compensation Actually Paid versus Total Stockholder Return



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the five most recently completed fiscal years.

Compensation Actually Paid versus Net Income



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Adjusted Subscription Revenues

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our adjusted subscription revenues during the five most recently completed fiscal years.

Compensation Actually Paid versus Adjusted Subscription Revenue



Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table is an unranked list of the financial and non-financial performance measures that we consider having been the most important in linking Compensation Actually Paid to our PEO and non-PEO NEOs for fiscal 2026 to company performance, as further described in "Executive Compensation — Compensation Discussion and Analysis". Time-vesting equity compensation makes up a material portion of the total compensation for our executives, thus, the price of our Class A common stock directly ties to Compensation Actually Paid.

> Adjusted Subscription Revenues
> Non-GAAP Operating Margin
> Annual Customer Satisfaction Score
> Workday Class A Common Stock Price

EMPLOYMENT ARRANGEMENTS AND CERTAIN TRANSACTIONS

Employment Arrangements

Each of our NEOs is employed "at will." Our offer letters with our NEOs provide for one or more of the following: annual base salary, an annual bonus opportunity, initial grants of equity awards, and participation in our company-wide employee benefit plans.

Termination or Change in Control

Our Executive Severance Policy is applicable to our NEOs and certain other participants. Under the Executive Severance Policy, a participant is eligible to receive cash payments and accelerated vesting of certain equity awards in the event of a qualifying termination of the participant's employment (i) without cause, outside of a change in control of Workday (referred to as a "Non-CIC Qualifying Termination" in the Executive Severance Policy), or (ii) without cause or for good reason, in connection with a change in control of Workday (referred to as a "CIC Qualifying Termination" in the Executive Severance Policy).

	Chief Executive Officer	All Other Eligible Executive Officers
Non-CIC Qualifying Termination	• The payments and acceleration benefits under "All Other Eligible Executive Officers" • An additional lump sum cash payment equal to one times the target annual bonus	• A lump sum cash payment equal to annual base salary • A lump sum cash payment equal to the target annual bonus, subject to certain pro rata adjustments • Acceleration of time-based outstanding equity awards that would have vested within 12 months following the Non-CIC Qualifying Termination, other than equity awards (except for new hire awards) granted within the 12 months prior to the Non-CIC Qualifying Termination[1] • A lump sum cash payment equal to 12 months of COBRA premiums
CIC Qualifying Termination[1]	• A lump sum cash payment equal to two times annual base salary • A lump sum cash payment equal to two times the target annual bonus • Acceleration of all outstanding time-based outstanding equity awards • A lump sum cash payment equal to 24 months of COBRA premiums	• A lump sum cash payment equal to annual base salary • A lump sum cash payment equal to the target annual bonus • Acceleration of all outstanding time-based outstanding equity awards • A lump sum cash payment equal to 12 months of COBRA premiums

(1) Effective April 20, 2026, the Compensation Committee approved an amendment to the Executive Severance Policy to revise the carveout for any equity awards granted within the 12 months prior to the Non-CIC Qualifying Termination to any equity awards granted within the three months prior to the Non-CIC Qualifying Termination from the Non-CIC Qualifying Termination acceleration benefit.

Performance Restricted Stock Units

The terms of the fiscal 2026 PSUs granted to our NEOs provide that in the event of a:

- Non-CIC Qualifying Termination, such number of shares that are eligible to vest for any performance period that was completed prior to the date of the Non-CIC Qualifying Termination will accelerate based on actual attainment for such performance period(s). The shares eligible to be earned for any in-cycle performance period or future performance period will be forfeited.

- CIC Qualifying Termination, such number of shares that are eligible to vest for any performance period that was completed prior to the date of the CIC Qualifying Termination will accelerate based on actual attainment for such performance period(s). Additionally, such number of shares that are eligible to be earned for any in-cycle performance period will be accelerated based on target performance.

Carl M. Eschenbach Separation Agreement

Prior to Mr. Eschenbach's termination of service after the end of fiscal 2026, he was eligible to receive the termination benefits under the Executive Severance Policy and the terms of his price-based performance RSU award. In connection with Mr. Eschenbach's termination of service in early fiscal 2027, the company entered into a separation agreement with Mr. Eschenbach on February 6, 2026 (the "Separation Agreement"). Pursuant to the Separation Agreement, and consistent with the terms of the Executive Severance Policy, Mr. Eschenbach received: (i) an aggregate lump sum cash payment of $3,601,355 consisting of cash severance benefits and an estimate of the aggregate premiums for continuation of "COBRA" coverage; and (ii) accelerated vesting of (x) an aggregate of 139,773 shares which include outstanding time-based RSUs and previously achieved price-based RSUs that remain subject to time-based vesting that would have vested in the 12 months following the Effective Date and (y) the first annual installment of the performance-based RSU granted to Mr. Eschenbach in April 2025, based on actual achievement. In addition, as approved by the Board, Mr. Eschenbach received accelerated vesting of 24,153 shares which represent the first annual vest under the RSU award granted to Mr. Eschenbach in April 2025.

Potential Payments Upon Termination or Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to our NEOs in the event of a Non-CIC Qualifying Termination or a CIC Qualifying Termination, assuming their employment had terminated as of January 31, 2026, the last day of fiscal 2026.

Pursuant to company policy, if our NEOs are terminated due to death or permanent disability, all outstanding time-based equity awards will vest upon termination. The quantitative estimates payable to our NEOs upon termination due to death or permanent disability are equal to the amounts disclosed in the "Intrinsic Value of Accelerated Equity Awards" column for CIC Qualifying Termination in the table below.

Name	Cash Severance	Cash Target Bonus	Benefit Continuation	Intrinsic Value of Accelerated Equity Awards RSU, PSU, and PVU Awards[1]	Total
Aneel Bhusri					
Non-CIC Qualifying Termination	65,000		17,193	11,529,056	11,611,249
CIC Qualifying Termination	65,000	—	17,193	27,607,807	27,690,000
Carl M. Eschenbach					
Non-CIC Qualifying Termination[2]	2,625,000	959,751	48,630	26,967,911	30,601,291
CIC Qualifying Termination[3]	2,100,000	3,150,000	97,259	55,584,360	60,931,619
Zane Rowe					
Non-CIC Qualifying Termination	720,000	259,200	48,630	6,643,907	7,671,737
CIC Qualifying Termination	720,000	432,000	48,630	18,272,370	19,472,999
Gerrit Kazmaier					
Non-CIC Qualifying Termination	700,000	286,343	48,630	5,703,936	6,738,908
CIC Qualifying Termination	700,000	420,000	48,630	18,470,480	19,639,110
Richard H. Sauer					
Non-CIC Qualifying Termination	575,000	209,950	48,630	4,431,672	5,265,251
CIC Qualifying Termination	575,000	345,000	48,630	11,745,081	12,713,710

(1) The estimated benefit amount of unvested RSUs and earned and unvested PSUs was calculated by multiplying the applicable number of unvested RSUs and earned and unvested PSUs, assuming the completion of the fiscal 2026 annual performance period of the fiscal 2026 PSUs, held by the applicable NEO by the closing price of our Class A common stock on January 30, 2026, the last trading day of our fiscal year, which was $175.63.

(2) Reflects benefits Mr. Eschenbach was eligible to receive under the Executive Severance Policy as of January 31, 2026, prior to Mr. Eschenbach stepping down as Chief Executive Officer. The value of accelerated vesting for Mr. Eschenbach includes (i) outstanding time-based RSUs vesting in the next 12 months, excluding equity awards granted within last 12 months, (ii) outstanding earned PSUs, assuming the completion of the fiscal 2026 annual performance period of the fiscal 2026 PSUs, and (iii) outstanding Tranche 1 and Tranche 2 PVUs vesting in the next 12 months that remained subject to the service vesting requirement as of January 31, 2026, and is calculated based on the closing price of our Class A common stock on January 30, 2026, the last trading day of our fiscal year, which was $175.63.

(3)   The value of accelerated vesting for Mr. Eschenbach includes (i) outstanding time-based RSUs as of January 31, 2026, excluding equity awards granted within last 12 months, (ii) outstanding earned PSUs, assuming the completion of the fiscal 2026 annual performance period of the fiscal 2026 PSUs, and (iii) the outstanding Tranche 1 and Tranche 2 PVUs that remained subject to the service vesting requirement. The Price Hurdle for Tranche 3 ($272.72) would not be achieved when using $175.63, the closing price of our Class A common stock on January 30, 2026, as the assumed change in control per share value. The estimated benefit amount of the PVUs was calculated by multiplying the number of outstanding unvested PVUs in Tranche 1 and Tranche 2 by the closing price of our Class A common stock on January 30, 2026, the last trading day of our fiscal year, which was $175.63.

Indemnification Arrangements

We have entered into an indemnification agreement with each of our directors, executive officers, and certain key employees. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors' and officers' liability insurance.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table includes information as of January 31, 2026, for (i) our active plans, which include the 2022 Equity Incentive Plan and our Amended and Restated 2012 Employee Stock Purchase Plan, (ii) our prior 2012 Equity Incentive Plan, and (iii) the 2013 Adaptive Insights Equity Incentive Plan, which was assumed by Workday:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	14,428,462[2]	$ 30.48	14,795,056[3]
Equity compensation plans not approved by security holders	—	—	—

(1)   The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2)   Included in this amount are 287,528 RSUs that were previously issued under the 2012 Equity Incentive Plan, and 45,208 options that were previously issued under the 2013 Adaptive Insights Equity Incentive Plan and subsequently assumed by Workday.

(3)   Included in this amount are 1,508,475 shares available for future issuance under the Amended and Restated 2012 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 17, 2026, certain information regarding beneficial ownership of our common stock by (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Class A common stock or Class B common stock, (b) each current director and nominee for director, (c) the NEOs (as defined in "Executive Compensation" above), and (d) all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 203,712,072 shares of Class A common stock and 45,973,479 shares of Class B common stock outstanding on April 17, 2026. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to RSUs that will become vested and settleable, within 60 days of April 17, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588.

| | Shares Beneficially Owned | | | | % of Total Voting Power[1] |
| | Class A | | Class B | | |
Name of Beneficial Owner	Shares	%	Shares	%	
Named Executive Officers and Directors					
Aneel Bhusri[2]	447,471	*	45,660,277	99%	69%
Carl M. Eschenbach[3]	332,217	*	—	—	*
Gerrit Kazmaier[4]	9,912	*	—	—	*
Zane Rowe[5]	70,040	*	—	—	*
Richard H. Sauer[6]	29,822	*			*
Thomas F. Bogan[7]	48,754	*	—	—	*
Elizabeth Centoni[8]	2,409	*	—	—	*
Lynne M. Doughtie[9]	11,675	*	—	—	*
Wayne A.I. Frederick, M.D.[10]	7,853	*	—	—	*
Mark J. Hawkins[11]	8,534	*	—	—	*
Michael M. McNamara[12]	25,078	*	—	—	*
Rhonda J. Morris[13]	2,227	*	—	—	*
Michael L. Speiser[14]	4,409	*	—	—	*
George J. Still, Jr.[15]	113,277	*	—	—	*
Jerry Yang[16]	97,724	*	—	—	*
Current Executive Officers and Directors as a Group (16 persons)[17]	890,840	*	45,660,277	99%	69%
5% Stockholders					
David A. Duffield[18]	2,451,049	1%	45,660,277	99%	69%
BlackRock, Inc. and affiliates[19]	17,540,102	9%	—	—	3%
The Vanguard Group, Inc. and affiliates[20]	25,009,288	12%	—	—	4%

* Less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share.

(2) Includes (i) 447,471 shares of Class A common stock held directly by Mr. Bhusri, (ii) 8,126,443 shares of Class B common stock held directly by Mr. Bhusri, (iii) 5,000 shares of Class B common stock held by Mr. Bhusri's minor child, of which Mr. Bhusri has sole voting and dispositive power, and (iv) 37,528,834 shares of Class B common stock held by The David A. Duffield Trust dated July 14, 1988 (the "Duffield Trust") which are subject to a voting agreement entered into by Messrs. Duffield and Bhusri (the "Voting Agreement"). The shares of Class B common stock held by Mr. Bhusri and his minor child are subject to the Voting Agreement.

(3) Includes 332,217 shares of Class A Common Stock held by the Eschenbach Family Trust dtd 4/15/2014, of which Mr. Eschenbach and his spouse each have sole voting and dispositive powers.

(4)   Includes (i) 3,118 shares of Class A common stock held directly by Mr. Kazmaier and (ii) 6,794 RSUs held directly by Mr. Kazmaier that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(5)   Includes (i) 64,378 shares of Class A common stock held directly by Mr. Rowe and (ii) 5,662 RSUs held directly by Mr. Rowe that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(6)   Includes 29,822 shares of Class A common stock held directly by Mr. Sauer.

(7)   Includes (i) 47,273 shares of Class A common stock held directly by Mr. Bogan and (ii) 1,481 RSUs held directly by Mr. Bogan that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(8)   Includes (i) 895 shares of Class A common stock held directly by Ms. Centoni and (ii) 1,514 RSUs held directly by Ms. Centoni that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(9)   Includes (i) 10,194 shares of Class A common stock held directly by Ms. Doughtie and (ii) 1,481 RSUs held directly by Ms. Doughtie that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(10)   Includes (i) 6,517 shares of Class A common stock held directly by Dr. Frederick and (ii) 1,336 RSUs held directly by Dr. Frederick that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(11)   Includes (i) 6,463 shares of Class A common stock held directly by Mr. Hawkins and (ii) 2,071 RSUs held directly by Mr. Hawkins that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(12)   Includes (i) 22,500 shares of Class A common stock held directly by Mr. McNamara, (ii) 1,578 RSUs held directly by Mr. McNamara that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock, and (iii) 1,000 shares of Class A Common Stock held by the McNamara Family Trust U/A DTD 10/11/2001, of which Mr. McNamara and his spouse have joint voting and dispositive powers.

(13)   Includes (i) 713 shares of Class A common stock held directly by Ms. Morris and (ii) 1,514 RSUs held directly by Ms. Morris that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(14)   Includes (i) 3,073 shares of Class A common stock held directly by Mr. Speiser and (ii) 1,336 RSUs held directly by Mr. Speiser that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock.

(15)   Includes (i) 44,247 shares of Class A common stock held directly by Mr. Still, (ii) 1,530 RSUs held directly by Mr. Still that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock, and (iii) 67,500 shares of Class A common stock held by the Still Family Trust, of which Mr. Still and his spouse each have sole voting and dispositive powers.

(16)   Includes (i) 93,694 shares of Class A common stock held directly by Mr. Yang, (ii) 1,530 RSUs held directly by Mr. Yang that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock, and (iii) 2,500 shares of Class A common stock held by the JY Trust, of which Mr. Yang has sole voting and dispositive power.

(17)   Includes (i) 5,993 shares of Class A common stock held directly by executive officers who are not named in the table, (ii) 5,662 RSUs held directly by executive officers who are not named in the table that vest within 60 days of April 17, 2026, and will be settled in shares of Class A common stock, and (iii) the shares of Class A common stock described in footnote 2 and footnotes 4 through 16 above.

(18)   Includes (i) 105,049 shares of Class A common stock held directly by Mr. Duffield through the Duffield Trust, for which Mr. Duffield exercises sole voting and dispositive power, (ii) 2,346,000 shares of Class A common stock held by the Dave and Cheryl Duffield Foundation, of which Mr. Duffield and his spouse have joint voting and dispositive power, (iii) 37,528,834 shares of Class B common stock held by the Duffield Trust, of which Mr. Duffield has sole voting and dispositive power and are subject to the Voting Agreement, and (iv) 8,131,443 shares of Class B common stock held by Mr. Bhusri and his minor child which are subject to the Voting Agreement.

(19)   Based on information contained in Amendment 4 to a Schedule 13G filed by Blackrock, Inc. ("BlackRock") on February 5, 2025, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G, Blackrock has sole voting power over 15,869,967 shares of Class A common stock and sole dispositive power over 17,540,102 shares of Class A common stock. BlackRock is located at 50 Hudson Yards, New York, NY 10001.

(20)   Based on information contained in Amendment 12 to a Schedule 13G filed by The Vanguard Group ("Vanguard") on January 30, 2026, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G/A, Vanguard has shared voting power over 2,166,208 shares of Class A common stock and shared dispositive power over 25,009,288 shares of Class A common stock. According to Amendment 13 to a Schedule 13G subsequently filed by Vanguard on March 27, 2026, Vanguard reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over any shares of Class A common stock beneficially owned by various Vanguard subsidiaries and/or business divisions. Vanguard also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with Vanguard, will report beneficial ownership separately (on a disaggregated basis). Vanguard is located at 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and changes of ownership of our securities with the SEC. Based on information submitted to us by these reporting persons and our review of copies of such reports received by us, we believe that all required Section 16(a) filings for fiscal 2026 were timely filed.

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. The term "proxy materials" includes this Proxy Statement and our Annual Report on Form 10-K for fiscal 2026.

How does the Board of Directors recommend I vote on these proposals?

Proposal 1

 **FOR**

The election to our Board of Directors of the following four nominees to serve as Class II directors until the 2029 Annual Meeting of Stockholders: Wayne A.I. Frederick, M.D., Mark J. Hawkins, Rhonda J. Morris, and George J. Still, Jr.

Proposal 2

 **FOR**

A proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2027

Proposal 3

 **FOR**

A proposal to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement

Proposal 4

 **FOR**

A proposal to approve the amendment and restatement of our 2022 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance

Proposal 5

 **FOR**

A proposal to approve the amendment and restatement of our 2012 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance

Proposal 6

 **AGAINST**

A stockholder proposal regarding disclosure of employee retention rates by demographic category

Proposal 7

 **AGAINST**

A stockholder proposal regarding disclosure of voting results based on share class

Why are you holding a virtual meeting and how can stockholders attend?

We believe hosting our Annual Meeting virtually helps to reduce costs, expand access, and enable improved communication. Stockholders are able to attend our Annual Meeting, vote, and ask questions online from around the world. To participate in our virtual Annual Meeting, visit www.virtualshareholdermeeting.com/WDAY2026 and input the 16-digit control number included in the Internet Notice, your proxy card, or the voting instruction form sent by your broker.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 17, 2026, which our Board of Directors established as the Record Date, may vote at the Annual Meeting. As of the Record Date, there were 203,712,072 shares of Class A common stock outstanding and 45,973,479 shares of Class B common stock outstanding. In deciding all matters at the Annual Meeting, each holder of Workday Class A common stock is entitled to one vote for each share held as of the close of business on the Record Date, and each holder of Workday Class B common stock is entitled to 10 votes for each share held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors

How do I vote?

There are four ways for stockholders of record to vote, depending on whether you received only the Internet Notice or a printed copy of the proxy materials. In all cases, a 16-digit control number is required to vote. The control number will be included in the Internet Notice, on your proxy card, or on the voting instruction form received from your broker, bank, or other nominee.

- **Online Prior to the Annual Meeting.** Please visit www.proxyvote.com, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 15, 2026, and enter your control number to submit your proxy.

- **Online During the Annual Meeting.** To vote on June 16, 2026 at the Annual Meeting, please visit www.virtualshareholdermeeting.com/WDAY2026 and enter your control number to submit your proxy. The live audio webcast will begin promptly at 9:00 a.m. PDT. Online access will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test your system. If you experience technical difficulties, please call the help number listed on the virtual stockholder meeting website for assistance.

- **Phone.** If you received a copy of the proxy materials, you may vote by calling 1-800-690-6903 toll-free, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 15, 2026, and entering your control number to submit your proxy.

- **Mail.** If you received a proxy card or voting instruction form, you may submit your proxy by completing and mailing it to the specified address. Your proxy card or voting instruction form must be received prior to the Annual Meeting.

Even if you plan on attending the virtual Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the meeting.

Can I change my vote?

You can revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting, in which case only your latest, validly-executed proxy that you submit will be counted. To change your vote or revoke your proxy, you must do one of the following:

- enter a new vote online or by telephone pursuant to the above instructions;

- return a later-dated proxy card or voting instruction form so that it is received prior to the Annual Meeting;

- notify the Corporate Secretary of Workday, in writing, c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California, 94588, Attn: Corporate Secretary; or

- vote online during the virtual Annual Meeting pursuant to the above instructions.

Who is Workday's transfer agent?

Workday's transfer agent is Equiniti Trust Company, LLC ("EQ"). You may email EQ at helpAST@equiniti.com or you may call EQ at 718-921-8124 Monday through Friday between 5:00 a.m. to 5:00 p.m. PDT. Materials may be mailed to Equiniti at:

Workday Shareholder Services
c/o Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. The persons named in the proxy have been designated as proxies by our Board. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares at the adjourned meeting date as well, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

The presence of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. Your shares will be counted as present at the meeting if you attend and vote online during the virtual Annual Meeting or if you have properly submitted a proxy. Except as otherwise expressly provided by our Certificate of Incorporation or by law, the holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote. Each holder of Class A common stock will have the right to one vote per share of Class A common stock and each holder of Class B common stock will have the right to 10 votes per share of Class B common stock. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted, referred to as an abstention, with respect to a particular matter. In addition, a broker may not be permitted to vote stock (broker non-vote) held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. The shares subject to a proxy that are not being voted on a particular matter because of broker non-votes will count for purposes of determining the presence of a quorum. Abstentions are voted neither "for" nor "against" a matter but are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- **Proposal No. 1:** The election of each nominee to the Board of Directors requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

- **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 3:** The advisory vote regarding approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 4:** The approval of the amendment and restatement of our 2022 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 5:** The approval of the amendment and restatement of our 2012 Employee Stock Purchase Program to increase the number of shares of common stock reserved for issuance requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 6:** The approval of the stockholder proposal regarding disclosure of employee retention rates by demographic category requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 7:** The approval of the stockholder proposal regarding disclosure of voting results based on share class requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

Because Proposal No. 3 is an advisory vote, the results will not be binding on Workday's Board or Workday. The Compensation Committee and the Board will consider the outcome of the proposal when establishing or modifying the compensation of our named executive officers.

How are proxies solicited for the Annual Meeting?

The Board of Directors is soliciting proxies for use at the Annual Meeting. We have engaged D.F. King & Co., Inc., a proxy solicitation firm, for assistance in connection with the Annual Meeting at a cost of approximately $12,500, plus reasonable out-of-pocket expenses. All expenses associated with this solicitation will be borne by Workday. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokers and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter — the proposal to ratify the appointment of Ernst & Young LLP. Your broker will not have discretion to vote on Proposals No. 1, 3, 4, 5, 6, or 7 absent direction from you, as they are considered "non-routine" matters.

Why did I receive a notice regarding the availability of proxy materials electronically instead of a full set of proxy materials?

In accordance with SEC rules, we have elected to furnish our proxy materials, including this Proxy Statement and our fiscal 2026 Annual Report to Stockholders, primarily online. Beginning on or about May 5, 2026, the Internet Notice is being mailed to our stockholders, which contains notice of the Annual Meeting and instructions on how to access our proxy materials online, how to vote online, and how to request a paper or email copy of the proxy materials. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Internet Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

What does it mean if multiple members of my household are stockholders, but we only received one Internet Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single notice or set of proxy materials addressed to those stockholders, unless an affected stockholder has provided contrary instructions. This practice, known as "householding," helps to reduce our printing and postage costs, reduces the amount of mail you receive, and helps to preserve the environment.

Once you have elected householding of your communications, householding will continue until you are notified otherwise or until you revoke your consent, which may be done at any time by contacting your bank or broker, or, if you are a registered holder, by contacting EQ by calling 718-921-8124 or writing to Workday Shareholder Services, c/o Equiniti Trust Company, LLC, 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660. Additionally, upon request, we will promptly deliver a separate copy of the proxy materials to any stockholder at a shared address to which a single copy was delivered. To receive a separate copy of the proxy materials, you may reach our Investor Relations department by writing to Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, CA 94588, via email at IR@workday.com, or by calling 925-379-6000.

Any stockholders who share the same address and currently receive multiple copies of the Internet Notice or proxy materials who wish to receive only one copy in the future can contact Workday's Investor Relations department, their bank, broker, or, if a registered holder, EQ, to request information about householding.

ADDITIONAL INFORMATION

Stockholder Proposals for 2027 Annual Meeting

Any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2027 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than January 5, 2027. Such proposals must be delivered to the Corporate Secretary of Workday at the address listed on the front page.

Proposals of stockholders that are not eligible for inclusion in the Proxy Statement and proxy for our 2027 Annual Meeting of Stockholders, or that concern one or more nominations for directors at the meeting, must comply with the procedures, including minimum notice provisions and Rule 14a-19, contained in our Bylaws. Notice must be received by the Corporate Secretary of Workday at the address listed on the front page, no earlier than March 3, 2027, and no later than April 2, 2027.

However, if the date of our 2027 Annual Meeting of Stockholders is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the previous year's annual meeting, then for notice to the stockholder to be timely, it must be so received by the Corporate Secretary at the address listed on the front page not earlier than the close of business on the 105th day prior to such annual meeting and not later than the close of business on the later of (1) the 75th day prior to such annual meeting, or (2) the 10th day following the day on which public announcement of the date of such annual meeting is first made.

A copy of the pertinent provisions of the Bylaws is available upon request to the Corporate Secretary of Workday at the address listed on the front page.

Solicitation of Proxies

We will bear the expense of preparing, printing, and distributing proxy materials to our stockholders. In addition to solicitations by mail, there may be incidental personal solicitation at nominal cost by directors, officers, employees, or our agents. We will also reimburse brokerage firms and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock for which they are record holders.

Fiscal 2026 Annual Report

A copy of our Fiscal 2026 Annual Report, which includes our Annual Report on Form 10-K for the fiscal year ended January 31, 2026, and our 2026 Proxy Statement, each as filed with the SEC, is available, without charge, by mailing a request to Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The Annual Report on Form 10-K and Proxy Statement are also available at the web address shown on the Notice of Annual Meeting of Stockholders and under the "Investor Relations" section on our website at: www.workday.com/sec-filings. We encourage stockholders to take advantage of the availability of these materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

OTHER MATTERS

We know of no other matters that are likely to be brought before the meeting. If, however, other matters that are not now known or determined come before the meeting, the persons named in the enclosed proxy or their substitutes will vote such proxy in accordance with their discretion.

WORKDAY, INC.

2022 EQUITY INCENTIVE PLAN

1. <u>PURPOSE</u>. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of Workday, and any Parents, Affiliates and Subsidiaries that exist now or in the future, by offering them an opportunity to participate in Workday's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 29.

2. <u>SHARES SUBJECT TO THE PLAN</u>.

2.1 <u>Number of Shares Available</u>. Subject to Sections 2.4 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is Fifty Million (50,000,000) Shares plus (i) shares that are subject to stock options or other awards granted under Workday's 2012 Equity Incentive Plan, as amended and Workday's 2005 Stock Plan, as amended (collectively, the "***Prior Plans***") that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date, (ii) shares issued under the Prior Plans before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited, (iii) shares issued under the Prior Plans that are repurchased by Workday at the original issue price or otherwise forfeited, and (iv) shares that are subject to stock options or other awards under the Prior Plans that are used to pay the exercise price of an option or withheld to satisfy the withholding obligations for Tax-Related Items related to any award.

2.2 <u>Lapsed, Returned Awards</u>. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (i) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (ii) are subject to Awards granted under this Plan that are forfeited or are repurchased by Workday at the original issue price or otherwise forfeited; (iii) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued; or (iv) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.3 <u>Minimum Share Reserve</u>. At all times Workday will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.4 <u>Adjustment of Shares</u>. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin off, or similar change in the capital structure of Workday, without consideration, then, as applicable, (i) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, (ii) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (iii) the number and class of Shares subject to other outstanding Awards, and (iv) the maximum number and class of Shares that may be issued as ISOs set forth in Section 5.8 will be proportionately adjusted, subject to any required action by the Committee, Board, and/or the stockholders of Workday and in compliance with applicable securities laws, provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.4, a Participant's Award Agreement or other agreement related to any Award or the Shares subject to such Award covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3. ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, and Directors; provided that such Consultants, and Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4. ADMINISTRATION.

    4.1 Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee, and such administration may be delegated as set forth in Section 4.1(s) below. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. The Committee will have the authority to:

        (a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

        (b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

        (c) select eligible Employees, Consultants and Directors to receive Awards;

        (d) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest, be exercised or settled (which may be based on, among other things, performance criteria, Termination due to retirement, death or Disability), any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy withholding obligations for Tax-Related Items or any other tax liabilities legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

        (e) determine the number of Shares or other consideration subject to Awards;

        (f) determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

        (g) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of Workday or any Parent, Subsidiary or Affiliate of Workday;

        (h) grant waivers of Plan or Award conditions;

        (i) determine the vesting, exercisability and payment of Awards;

        (j) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

        (k) determine whether an Award has been vested and/or earned;

        (l) determine the terms and conditions of, and institute any, Exchange Program;

        (m) reduce, modify or waive any criteria with respect to Performance Factors;

        (n) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships;

(o) adopt terms and conditions, rules and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures or to facilitate the administration of the Plan outside of the United States ("*U.S.*") or to qualify Awards for special tax treatment under the laws of jurisdictions other than the U.S.;

(p) exercise discretion with respect to Performance Awards;

(q) make determinations with respect to the suspension or modification of vesting of Awards while Participants are on a leave of absence, or as a result of a reduction in hours worked (for example and for illustrative purposes only, a change in schedule from that of full-time or part-time), provided that in no event may an Award be exercised after the expiration of the term set forth in the Award Agreement;

(r) make all other determinations necessary or advisable for the administration of this Plan;

(s) delegate any of the foregoing as permitted by applicable law to a subcommittee or to one or more executive officers pursuant to a specific delegation, including but not limited to pursuant to Section 157(c) of the Delaware General Corporation Law, in which case references to "Committee" in this Section 4.1 will refer to such delegate(s); and

(t) adopt policies or programs relating to the foregoing.

4.2 <u>Committee Interpretation and Discretion</u>. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination will be final and binding on Workday and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement will be submitted by the Participant or Workday to the Committee for review. The resolution of such a dispute by the Committee will be final and binding on Workday and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, in which case references to "Committee" in this Section 4.2 will refer to such delegate(s) and any such resolution will be final and binding on Workday and the Participant.

4.3 <u>Section 16 of the Exchange Act</u>. Awards granted to Insiders must be approved by two or more "non-employee directors" (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.4 <u>Documentation</u>. The Award Agreement for a given Award, the Plan and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) determined by Workday.

4.5 <u>Non-U.S. Award Recipients</u>. Notwithstanding any provision of the Plan to the contrary, in order to facilitate compliance with the laws and practices in other jurisdictions in which Workday and its Subsidiaries or Affiliates operate or have Employees or other individuals eligible for Awards or to facilitate the operation and administration of the Plan in such jurisdictions, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries and Affiliates will be covered by the Plan; (b) determine which individuals outside the U.S. are eligible to participate in the Plan (which may include individuals who provide services to Workday, a Subsidiary or Affiliate under an agreement with a non-U.S. nation or agency); (c) modify the terms and conditions of any Award granted to individuals outside the U.S. or non-U.S. nationals to facilitate compliance with applicable laws, policies, customs and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures, to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); provided, however, that no such subplans and/or modifications will increase the share limitations contained in Section 2.1 hereof; and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or facilitate compliance with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate the Exchange Act or any other applicable U.S. securities law, the Code, or any other applicable U.S. governing statute or law.

5. <u>OPTIONS</u>. An Option is the right but not the obligation to purchase Share(s), subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("**ISOs**") or Nonqualified Stock Options ("**NQSOs**"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this Section.

   5.1 <u>Option Grant</u>. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may (but need not) be awarded or vest upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option vests upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length and starting date of any Performance Period for each Option; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

   5.2 <u>Date of Grant</u>. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

   5.3 <u>Exercise Period</u>. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted; and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of Workday or of any Parent or Subsidiary of Workday ("**Ten Percent Stockholder**") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

   5.4 <u>Exercise Price</u>. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (i) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant and (ii) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the applicable Award Agreement and in accordance with any procedures established by Workday.

   5.5 <u>Method of Exercise</u>. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when Workday receives: (i) notice of exercise (in such form as the Committee or Workday may specify from time to time) from the person entitled to exercise the Option (and/or electronic execution through the authorized third-party administrator), and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable Tax-Related Items that Workday has determined must be withheld). Full payment may consist of any consideration and method of payment authorized by the Committee or Workday and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of Workday or of a duly authorized transfer agent of Workday), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. Workday will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.4 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

   5.6 <u>Termination of Participant</u>. The exercise of an Option will be subject to the following (except as may be otherwise provided in an Award Agreement):

(a) If the Participant is Terminated for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable by the Participant on the Termination Date no later than three (3) months after the Termination Date (or such shorter time period or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the Termination Date deemed to be the exercise of an NQSO), but in any event no later than the expiration date of the Options.

(b) If the Participant is Terminated because of the Participant's death (or the Participant dies within three (3) months after a Termination other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant's legal representative, or authorized assignee, no later than twelve (12) months after the Termination Date (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee), but in any event no later than the expiration date of the Options; provided that the Committee will have the authority, in its sole discretion, to accelerate the vesting of any such Options.

(c) If the Participant is Terminated because of the Participant's Disability, then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than six (6) months after the Termination Date (with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code, or (b) twelve (12) months after the Termination Date when the Termination is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options; provided that the Committee will have the authority, in its sole discretion, to accelerate the vesting of any such Options.

(d) Unless otherwise determined by the Committee, if the Participant is Terminated for Cause, or if the Participant's service is Terminated and following such Termination the Committee has reasonably determined in good faith that such Participant could have been Terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the Termination Date, then Participant's Options (whether or not vested) will expire on the Termination Date, or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, Award Agreement, or other applicable agreement, Cause will have the meaning set forth in the Plan.

5.7 <u>Limitations on Exercise</u>. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 <u>Limitations on ISOs</u>. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of Workday and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment. No more than Ninety Million (90,000,000) Shares will be issued pursuant to the exercise of ISOs granted under the Plan.

5.9 <u>Modification, Extension or Renewal</u>. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, materially impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such

Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.10 <u>No Disqualification</u>. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. <u>RESTRICTED STOCK AWARDS</u>.

6.1 <u>Awards of Restricted Stock</u>. A Restricted Stock Award is an offer by Workday to sell to an eligible Employee, Consultant, or Director, Shares that are subject to restrictions ("*Restricted Stock*"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions to which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.2 <u>Restricted Stock Purchase Agreement</u>. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to Workday an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.3 <u>Purchase Price</u>. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the applicable Award Agreement and in accordance with any procedures established by Workday.

6.4 <u>Terms of Restricted Stock Awards</u>. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of service with Workday or a Parent, Subsidiary or Affiliate or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee will: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.5 <u>Termination of Participation</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

7. <u>STOCK BONUS AWARDS</u>.

7.1 <u>Awards of Stock Bonuses</u>. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares that is subject to such conditions and restrictions (or to no restrictions) as the Committee may determine. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.2 <u>Terms of Stock Bonus Awards</u>. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of service with Workday or a Parent, Subsidiary or Affiliate or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award, the Committee will: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a

Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.3 <u>Form of Payment to Participant</u>. Payment may be made in the form of cash, Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.4 <u>Termination of Participation</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

8. <u>STOCK APPRECIATION RIGHTS</u>.

8.1 <u>Awards of SARs</u>. A Stock Appreciation Right ("*SAR*") is an award to a Participant that may be settled in cash or Shares (which may consist of Restricted Stock), having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.

8.2 <u>Terms of SARs</u>. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect of the Participant's Termination on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded or may vest upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR vests upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.3 <u>Exercise Period and Expiration Date</u>. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement will set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.4 <u>Form of Settlement</u>. Upon exercise of a SAR, a Participant will be entitled to receive payment from Workday in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (ii) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from Workday for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code.

8.5 <u>Termination of Participation</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

9. <u>RESTRICTED STOCK UNITS</u>.

9.1 <u>Awards of Restricted Stock Units</u>. A Restricted Stock Unit ("*RSU*") is an award to an eligible Employee, Consultant or Director covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). All RSUs will be made pursuant to an Award Agreement.

9.2 <u>Terms of RSUs</u>. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU; (b) the vesting conditions applicable to the RSU; (c) the time or times during which the RSU may be settled; (d) the consideration to be distributed on settlement; and (e) the effect of the Participant's Termination on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded or vest upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.3 <u>Form and Timing of Settlement</u>. Payment of vested RSUs will be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement, which date(s) may include a payment schedule with respect to RSUs that are deferred compensation within the meaning of Section 409A. The Committee, in its sole discretion, may settle vested RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is vested provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

9.4 <u>Termination of Participation</u>. Except as may be set forth in the Participant's Award Agreement or in any Workday policy that applies to the Participant regarding vesting acceleration, as may be in effect from time to time, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

10. <u>PERFORMANCE AWARDS</u>.

10.1 <u>Performance Awards</u>. A Performance Award is an award to an eligible Employee, Consultant, or Director of Workday or any Subsidiary or Affiliate that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards shall be made pursuant to an Award Agreement. Performance Awards shall include Performance Shares, Performance Units, and cash-based Awards as set forth in Sections 10.1(a), 10.1(b), and 10.1(c) below.

(a) <u>Performance Shares</u>. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

(b) <u>Performance Units</u>. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(c) <u>Cash-Settled Performance Awards</u>. The Committee may grant cash-settled Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.2 <u>Terms of Performance Awards</u>. The Committee will determine, and each Award Agreement will set forth, the terms of each grant of Performance Awards including, without limitation: (i) the amount of any cash bonus; (ii) the number of Shares deemed subject to a Performance Award; (iii) the Performance Factors and Performance Period that will determine the time and extent to which each Performance Award will be settled; (iv) the consideration to be distributed on settlement; and (v) the effect of the Participant's Termination on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period; and (y) select from among the Performance Factors to be used. Prior to settlement the Committee will determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3 <u>Termination of Participation</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

11. <u>PAYMENT FOR SHARE PURCHASES</u>.

Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by Workday and where permitted by applicable law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by surrender of shares of Workday held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise or purchase price of the Shares as to which said Award will be exercised or settled;

(b) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to Workday or any Parent, Subsidiary or Affiliate of Workday;

(c) by consideration received by Workday pursuant to a broker-assisted exercise or other form of cashless exercise program implemented by Workday in connection with the Plan;

(d) by cancellation of indebtedness of Workday to the Participant;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.

12. <u>GRANTS TO NON-EMPLOYEE DIRECTORS</u>.

12.1 <u>Types & Limitations of Awards</u>. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan, when combined with cash compensation for service as a Non-Employee Director that exceed $750,000 in value (as described below) in any calendar year, increased to $1,750,000 in value (as described below) in the calendar year of his or her initial service as a Non-Employee Director; provided that any initial Award granted to a Non-Employee Director in connection with the commencement of his or her services as a Non-Employee Director shall not exceed $1,000,000 in value (as described below). The value of Awards for purposes of complying with this maximum shall be determined as follows: (a) for Options and SARs, grant date fair value on the date of grant of such Option or SAR will be calculated using the Black-Scholes valuation methodology or Workday's regular valuation methodology for determining the grant date fair value of Options or SARs for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award or

(ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.1.

12.2 <u>Eligibility</u>. Awards pursuant to this Section 12 will be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.3 <u>Vesting, Exercisability and Settlement</u>. Except as set forth in Section 21, Awards will vest, become exercisable and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.4 <u>Election to Receive Awards in Lieu of Cash</u>. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from Workday in the form of cash or Awards or a combination thereof, if permitted, and as determined by the Board. Such Awards will be issued under the Plan.

13. <u>TAXES</u>.

13.1 <u>Taxes Generally</u>. Whenever a taxable or tax withholding event occurs in relation to any Award granted under this Plan, the Participant shall be responsible for any U.S. and non-U.S. federal, state, and local taxes, including all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or any other tax-related items (the "***Tax-Related Items***") that are applicable to the Participant as a result of participation in the Plan. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items; provided, however, that any Tax-Related Items may also be withheld by other methods.

13.2 <u>Withholding Methods</u>. The Committee or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of applicable law, may require or permit a Participant to satisfy any withholding obligation of Workday or a Parent, Subsidiary or Affiliate may have with respect to such Tax-Related Items legally due from the Participant, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have Workday withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items required to be withheld, (iii) delivering to Workday already-owned Shares having a Fair Market Value equal to the amount required to be withheld, or (iv) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by Workday. Workday may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws. Unless otherwise required by applicable law or otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

14. <u>TRANSFERABILITY</u>.

14.1 <u>Transfer Generally</u>. Unless determined otherwise by the Committee or its delegate(s) or pursuant to this Section 14, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by (i) a will or (ii) by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee or its delegate(s) deems appropriate. All Awards will be exercisable: (i) during the Participant's lifetime only by (A) the Participant, or (B) the Participant's guardian or legal representative; (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (iii) in the case of all awards except ISOs, by a Permitted Transferee (for awards made transferable by the Committee) or such person's guardian or legal representative.

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

    15.1 <u>Voting and Dividends</u>. No Participant will have any of the rights of a stockholder with respect to any Awards until the Shares subject to the Award are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of Workday will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends, stock distributions or Dividend Equivalent Rights with respect to such shares of Restricted Stock and such stock dividends, stock distributions or Dividend Equivalent Rights will be accrued and paid only at such time, if any, as such shares of Restricted Stock become vested Shares.

    15.2 <u>Restrictions on Shares</u>. At the discretion of the Committee, Workday may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all shares of Restricted Stock held by a Participant following such Participant's Termination at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant's Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee or Workday (in accordance with the terms of the Plan) may deem necessary or advisable, including restrictions under any applicable U.S. and non-U.S. federal, state or local law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant's Shares, Workday or the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by Workday or the Committee, appropriately endorsed in blank, with Workday or an agent designated by Workday to hold in escrow until such restrictions have lapsed or terminated, and Workday or the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates, in each case in accordance with the Plan. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with Workday all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to Workday under the promissory note; provided, however, that Workday or the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, Workday will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as Workday will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval, the Committee may not, pursuant to an Exchange Program or otherwise (i) reprice Options or SARs or (ii) pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and non-U.S. federal and state securities and exchange control and other laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, Workday will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (i) obtaining any approvals from governmental agencies that Workday determines are necessary or advisable; and/or (ii) completion of any registration or other qualification of such Shares under any U.S. or non-U.S. state, federal or local law or ruling or other decision of any governmental body that Workday determines to be necessary or advisable. Workday will be

under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any U.S. state securities laws, or any non-U.S. securities or exchange control or other laws, or any stock exchange or automated quotation system, and Workday will have no liability for any inability or failure to do so.

20. <u>NO OBLIGATION TO EMPLOY.</u> Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, Workday or any Parent, Subsidiary or Affiliate of Workday or limit in any way any right Workday or any Subsidiary, Parent or Affiliate of Workday may have to terminate Participant's employment or other relationship at any time.

21. <u>CORPORATE TRANSACTIONS.</u>

21.1 In the event that Workday is a party to a Corporate Transaction, all Awards will be subject to the definitive agreement memorializing such Corporate Transaction. Such agreement need not treat all Awards in an identical manner (and treatment may vary from Award to Award and/or from Participant to Participant), and it will provide for one or more of the following with respect to each Award:

(a) The continuation of the Award by Workday (if Workday is the surviving corporation).

(b) The assumption of the Award by the surviving corporation or its parent in a manner that does not result in the imposition of taxation under Section 409A of the Code.

(c) The substitution by the surviving corporation or its parent of an equivalent award in a manner that does not result in the imposition of taxation under Section 409A of the Code.

(d) Full exercisability of an Option, full vesting of the Shares subject to an Option and/or full vesting of all other Awards, followed by the cancellation of the Option or Award; provided, that any awards that must be settled on a deferred basis to comply with Section 409A of the Code shall be so settled. The full exercisability of an Option, full vesting of the Shares subject to the Option and/or full vesting of all other Awards may be contingent on the closing of such merger or consolidation. The Participant will be able to exercise an Option during a period of not less than five full business days preceding the effective date of such merger or consolidation, unless (A) a shorter period is required to permit a timely closing of such merger or consolidation and (B) such shorter period still offers the Participant a reasonable opportunity to exercise an Option. Any exercise of an Option during such period may be contingent on the closing of such merger or consolidation.

(e) A payment to the Participant in exchange for cancellation of the Award equal to the excess of (A) the Fair Market Value of the Shares subject to the Award as of the effective date of such Corporate Transaction over (B) the Exercise Price or Purchase Price of Shares, if any, as the case may be, subject to the Award. Such payment will be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. The acquiring or successor corporation may provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates when the Award would have become exercisable or would have vested. The amount of such payment initially will be calculated without regard to whether or not the Award is then exercisable or vested. However, such payment may be subject to vesting based on the Award's vesting schedule and the Participant's continuing service after the Corporate Transaction. In addition, any escrow, holdback, earnout or similar provisions in the agreement providing for the Corporate Transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Shares. If the Exercise Price of the Shares subject to an Option exceeds the Fair Market Value of such Shares, then the Option may be cancelled without making a payment to the Participant. For purposes of this subsection, the Fair Market Value of any security will be determined without regard to any vesting conditions that may apply to such security.

Notwithstanding any other provision in this Plan to the contrary, and unless otherwise determined by the Committee, in the event of a Corporate Transaction in which the acquiring or successor corporation refuses to continue, assume, substitute, replace, or cash out any Award in accordance with this Section 21, then

notwithstanding any other provision in this Plan to the contrary, each such Award will be accelerated in full (contingent upon the effectiveness of the Corporate Transaction) as of immediately prior to the time of consummation of the Corporate Transaction (or such other time prior to the consummation of the Transaction as the Committee may determine). In such event, the Committee will notify the Participant in writing or electronically that such Award will be exercisable (as applicable) for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period; provided, however, that any awards that must be settled on a deferred basis to comply with Section 409A of the Code shall be so settled. Awards need not be treated similarly in a Corporate Transaction.

21.2 Assumption of Awards by Workday. Workday, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event Workday assumes an award granted by another company, except as otherwise provided in the definitive agreement pursuant to which such assumption occurs or in the assumption agreement reflecting such assumption, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code and, unless otherwise determined by the Committee or Workday, the equity policies of Workday will apply to such awards). In the event Workday elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute or assumed Awards will not reduce the number of Shares authorized for grant under the Plan.

21.3 Non-Employee Directors' Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. ADOPTION AND STOCKHOLDER APPROVAL. This Plan will be submitted for the approval of Workday's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware in the U.S. without regard to such state's conflict of laws rules.

24. AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the stockholders of Workday, amend this Plan in any manner that requires such stockholder approval. No termination or amendment of the Plan or any outstanding Award may materially adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation or rule.

25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of Workday for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. INSIDER TRADING POLICY. Each Participant who receives an Award will comply with any policy adopted by Workday from time to time covering transactions in Workday's securities by Employees, Consultants, officers and/or

Directors of Workday and its Subsidiaries or Affiliates, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27. <u>ALL AWARDS SUBJECT TO WORKDAY'S CLAWBACK OR RECOUPMENT POLICY.</u> All Awards, subject to applicable law, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or the Committee or required by law during the term of Participant's employment or other service with Workday or a Parent, Subsidiary or Affiliate that is applicable to Employees, Directors or other service providers of Workday and its Parents, Subsidiaries or Affiliates, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards. Further, unless otherwise determined by the Committee, to the extent a Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of an Award for any reason (including, without limitation, by reason of mistake in calculation or other administrative error), the Participant shall promptly, upon notice from Workday of the overpayment, be required to repay to Workday any such excess amount.

28. <u>CODE SECTION 409A.</u> This Plan and Awards granted hereunder are intended to comply with Section 409A of the Code and the Treasury Regulations and guidance promulgated thereunder (collectively, "**Section 409A**") to the extent subject thereto, or otherwise be exempt from Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding the foregoing, Workday does not guarantee that any payment under the Plan, any Award or Award Agreement hereunder complies with or is exempt from Section 409A. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A shall not be treated as deferred compensation unless required by applicable law. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of an additional tax under Section 409A. Notwithstanding anything to the contrary in the Plan or any Award Agreement, if any provision in the Plan or an Award Agreement would result in the imposition of an additional tax under Section 409A, that Plan or Award Agreement provision or Award shall be reformed, to the extent permissible under Section 409A, to avoid the imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant's rights to an Award. In no event may any Participant, directly or indirectly, designate the calendar year of any payment to be made under this Plan or any Award Agreement hereunder which constitutes a "deferral of compensation" within the meaning of Section 409A. With respect to any Award that constitutes a "deferral of compensation" within the meaning of Section 409A, references in the Plan or any Award Agreement to "termination of service," "termination of employment" and "termination of the Participant's Service" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A. For purposes of Section 409A, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or any Award Agreement granted pursuant hereto during the six-month period immediately following the Participant's termination of Service (the "**Deferred Amounts**") shall instead be paid on the first payroll date after the earlier of (i) the six-month anniversary of the Participant's "separation from service" (as defined in Section 409A) or (ii) the Participant's death (such date, the "**Section 409A Payment Date**"), with any portion of the Deferred Amounts that would otherwise be payable prior to the Section 409A Payment Date aggregated and paid in a lump sum without interest on the Section 409A Payment Date. Notwithstanding the foregoing, none of Workday or any Subsidiary or Affiliate, the Committee or any of their respective executives, members, partners, directors, officers or affiliates shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A and, by accepting an Award granted hereunder, the Participant acknowledges and agrees that none of Workday, the Committee or any of their respective affiliates will have any liability to the Participant for any such tax or penalty.

29. <u>DEFINITIONS.</u> As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

"**Affiliate**" means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with Workday and (b) any entity in which Workday has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

"**Award**" means any award under the Plan, including any Option, Restricted Stock Award, Stock Bonus Award, Stock Appreciation Right, Restricted Stock Unit or Performance Award.

"*Award Agreement*" means, with respect to each Award, the written or electronic agreement between Workday and the Participant setting forth the terms and conditions of the Award and any country-specific appendix thereto for grants to non-U.S. Participants, which will be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award Agreements that are not used by Insiders, the Committee's delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

"*Board*" means the Board of Directors of Workday.

"*Cause*" means a determination by Workday (and in the case of a Participant who is an Insider, the Committee) that the Participant has committed an act or acts constituting the following: (i) embezzlement or misappropriation of funds; (ii) conviction of, or entry of a plea of nolo contendere to, a felony or other crime involving moral turpitude; (iii) commission of material acts of dishonesty, fraud, or deceit; (iv) breach of any material provisions of any employment agreement (including the Proprietary Information and Invention Agreement) or unauthorized disclosure or use of Workday's confidential or proprietary information or trade secrets; (v) habitual or willful neglect of duties; (vi) breach of fiduciary duty or any other duty whether imposed by law or the Board; (vii) violation or breach of, or failure to comply with Workday's code of ethics or conduct, or material violation or breach of, or failure to comply with any of Workday's rules, policies or procedures applicable to the Participant or any agreement in effect between Workday or the Participant; or (viii) other conduct by such Participant that could be expected to be harmful to the business, interests or reputation of Workday. This definition does not in any way limit Workday's or any Subsidiary's, Parent's or Affiliate's ability to terminate a Participant's employment or services at any time as provided in Section 20 above, and the term Workday will be interpreted to include any Subsidiary or Affiliate, as appropriate. Notwithstanding the foregoing, the foregoing definition of "Cause" may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant provided that such document specifically supersedes this definition.

"*Code*" means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"*Committee*" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

"*Common Stock*" means the Class A common stock of Workday.

"*Consultant*" means any natural person, including an advisor or independent contractor, engaged by Workday or a Subsidiary, Parent or Affiliate of Workday to render services to such entity.

"*Corporate Transaction*" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of Workday representing fifty percent (50%) or more of the total voting power represented by Workday's then-outstanding voting securities; (ii) the consummation of the sale or disposition by Workday of all or substantially all of Workday's assets; (iii) the consummation of a merger or consolidation of Workday with any other corporation, other than a merger or consolidation which would result in the voting securities of Workday outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of Workday or such surviving entity or its parent outstanding immediately after such merger or consolidation, (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of Workday give up all of their equity interest in Workday (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of Workday). Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of Workday or a change in the ownership of a substantial portion of the assets of Workday, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

"*Director*" means a member of the Board.

"**Disability**" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

"**Dividend Equivalent Right**" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock or other property dividends in amounts equivalent to cash, stock or other property dividends for each Share represented by an Award held by such Participant.

"**Effective Date**" means the date the Plan is approved by the stockholders of Workday (which shall be within twelve (12) months of the approval of the Plan by the Board).

"**Employee**" means any person, including officers and Directors, providing services as an employee to Workday or any Parent, Subsidiary or Affiliate of Workday. Neither service as a Director nor payment of a director's fee by Workday will be sufficient to constitute "employment" by Workday.

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

"**Exchange Program**" means a program approved by Workday's stockholders pursuant to which (i) outstanding Awards are surrendered, cancelled or exchanged for cash, the same type of Award or a different Award (or combination thereof) or (ii) the exercise price of an outstanding Award is increased or reduced.

"**Exercise Price**" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

"**Fair Market Value**" means, as of any date, the value of a share of Workday's Common Stock determined as follows:

(a) its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in such source as the Committee deems reliable, or if such principal national securities exchange is not open for business on the date that Fair Market Value is being determined, the closing price as reported on the preceding business day on which that exchange was open for business;

(b) if such common stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(c) by the Board or the Committee in good faith, and, if applicable, in accordance with the requirements of Section 409A of the Code.

"**Insider**" means an officer or director of Workday or any other person whose transactions in Workday's Common Stock are subject to Section 16 of the Exchange Act.

"**IRS**" means the United States Internal Revenue Service.

"**Non-Employee Director**" means a Director who is not an Employee of Workday or any Parent, or Subsidiary.

"**Option**" means an award of an option to purchase Shares pursuant to Section 5.

"**Parent**" means any corporation (other than Workday) in an unbroken chain of corporations ending with Workday if each of such corporations other than Workday owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"**Participant**" means a person who holds an Award under this Plan.

"*Performance Award*" means cash or stock granted pursuant to Section 10 of the Plan.

"*Performance Factors*" means any of the factors selected by the Committee (or, with respect to Performance Awards to Participants who are not Insiders, the Committee's delegate(s), as applicable) and specified in an Award Agreement, from among the following objective measures, either individually, alternatively or in any combination, applied to Workday as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established with respect to applicable Awards have been satisfied:

- (a) Profit Before Tax;

- (b) Billings;

- (c) Revenue;

- (d) Net revenue;

- (e) Earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings, stock-based compensation expenses, depreciation and amortization);

- (f) Operating income;

- (g) Operating margin;

- (h) Operating profit;

- (i) Controllable operating profit, or net operating profit;

- (j) Net Profit;

- (k) Gross margin;

- (l) Operating expenses or operating expenses as a percentage of revenue;

- (m) Net income;

- (n) Earnings per share;

- (o) Total stockholder return or relative stockholder return;

- (p) Market share;

- (q) Return on assets or net assets;

- (r) Workday's stock price;

- (s) Growth in stockholder value relative to a pre-determined index;

- (t) Return on equity;

- (u) Return on invested capital;

- (v) Cash Flow (including free cash flow or operating cash flows) or cash flow margins;

- (w) Cash conversion cycle;

(x)   Economic value added;

(y)   Individual confidential business objectives;

(z)   Contract awards or backlog;

(aa) Overhead or other expense reduction;

(bb) Credit rating;

(cc) Strategic plan development and implementation;

(dd) Succession plan development and implementation;

(ee) Improvement in workforce diversity;

(ff)   Customer indicators;

(gg) New product invention or innovation;

(hh) Attainment of research and development milestones;

(ii)   Improvements in productivity;

(jj)   Bookings;

(kk) Attainment of objective operating goals and employee metrics;

(ll)   Completion of an identified special project, joint venture or other corporate transaction;

(mm) Employee satisfaction and/or retention; and

(nn) Any other metric as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

"**Performance Period**" means one or more periods determined by the Committee (or its delegate(s) with respect to Participants who are not Insiders), which periods may be of varying and overlapping durations, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Award.

"**Performance Share**" means a performance share bonus granted as a Performance Award.

"**Permitted Transferee**" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Participant, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons (or the Participant) have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests.

"**Plan**" means this Workday, Inc. 2022 Equity Incentive Plan.

"**Purchase Price**" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

"*Restricted Stock*" means Shares that have not yet vested or are subject to a right of repurchase in favor of Workday (or any successor thereto).

"*Restricted Stock Award*" means an award of Shares pursuant to Section 6 or Section 12 of the Plan, or issued pursuant to the early exercise of an Option.

"*Restricted Stock Unit*" means an Award granted pursuant to Section 9 or Section 12 of the Plan.

"*SEC*" means the United States Securities and Exchange Commission.

"*Securities Act*" means the United States Securities Act of 1933, as amended.

"*Shares*" means shares of Workday's Common Stock and the common stock of any successor security.

"*Stock Appreciation Right*" means an Award granted pursuant to Section 8 or Section 12 of the Plan.

"*Stock Bonus*" means an Award granted pursuant to Section 7 or Section 12 of the Plan.

"*Subsidiary*" has the same meaning as "subsidiary corporation" in Sections 424(e) and 424(f) of the Code.

"*Termination*" or "*Terminated*" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an Employee, Non-Employee Director, Consultant to Workday or an Affiliate, Parent or Subsidiary of Workday. An employee will not be deemed to have ceased to provide services in the case of (i) sick or medical leave, (ii) military leave, or (iii) any other leave of absence approved by Workday; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by Workday and issued and promulgated to employees in writing. In the case of any employee on an approved leave of absence, Workday may make such provisions respecting suspension of vesting of the Award while on leave from the employ of Workday or a Parent, Affiliate or Subsidiary of Workday as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military leave, if required by applicable laws and subject to applicable laws, vesting will continue for the longest period that vesting continues under any other statutory or Workday approved leave of absence and, upon a Participant's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she will be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide services to Workday throughout the leave on the same terms as he or she was providing services immediately prior to such leave. Unless determined otherwise by the Committee or set forth in an agreement between Workday and a Participant (and subject to the terms of such agreement including any applicable Award Agreement), an employee will be considered to have terminated employment for purposes of the Plan and any Award granted hereunder as of the date he or she ceases to provide services to Workday or one of its Parents, Subsidiaries or Affiliates (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment will not be extended by any notice period or garden leave mandated by local law, provided, however that a change in status from an Employee to a Consultant or a Non-Employee Director (or vice versa) will not result in a Termination, unless otherwise determined by Committee. Workday, or in the case of Insiders, the Committee will have sole discretion to determine whether a Participant has ceased to provide services for purposes of the Plan and the effective date on which the Participant ceased to provide services (the "*Termination Date*").

"*Treasury Regulations*" means regulations promulgated by the United States Treasury Department.

"*Workday*" means Workday, Inc., a Delaware corporation, or any successor corporation.

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WORKDAY, INC.

AMENDED AND RESTATED 2012 EMPLOYEE STOCK PURCHASE PLAN

1. **Establishment of Plan.** Workday proposes to grant rights to purchase shares of Common Stock to eligible Employees of Workday and its Participating Corporations (as hereinafter defined) pursuant to this Plan. Workday intends this Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan will be so construed. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code will have the same definition herein. However, with regard to offers of options for purchase of the Common Stock under the Plan to Employees outside the United States (the "*U.S.*") working for a Participating Corporation, the Board or Committee (as defined herein) may offer a subplan or an option that is not intended to meet the Code Section 423 requirements under such other rules, procedures or terms determined by the Board or Committee (collectively, a "*Subplan*"), provided, if necessary under Code Section 423, that the other terms and conditions of the Plan are met. Subject to Section 14, a total of eighteen million six hundred fifty thousand nine hundred and seventeen (18,650,917) shares of Common Stock is reserved for issuance under this Plan. The number of shares reserved for issuance under this Plan will be subject to adjustments effected in accordance with Section 14 of this Plan. Capitalized terms not defined elsewhere in the text are defined in Section 27.

2. **Purpose.** The purpose of this Plan is to provide eligible Employees of Workday and Participating Corporations with a means of acquiring an equity interest in Workday through payroll deductions (or other permitted contributions), to enhance such Employees' sense of participation in the affairs of Workday.

3. **Administration.**

    (a) The Plan will be administered by the Compensation Committee of the Board (the "*Committee*"), by the Board, or by the Committee's delegate(s), as permitted by applicable law and provided herein. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan will be determined by the Committee or its delegate(s) and its decisions will be final and binding upon all Participants. The Committee or its delegate(s) will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, and to determine eligibility. The Committee will have full authority to determine which eligible entities will be Participating Corporations, whether an offer to a Participating Corporation is intended to meet Code Section 423 requirements, and whether to have separate offerings and the terms of such offerings (in accordance with the Plan), and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Board, the Committee or its delegate(s) will, to the full extent permitted by law, be final and binding upon all parties. The Board or Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination will be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee will receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan will be paid by Workday. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible Employees of one or more Participating Corporations will participate, even if the dates of the applicable Offering Periods of each such offering are identical. In this regard, and unless otherwise specified by the Committee, each offering of the Plan to the eligible Employees of Workday or a Participating Corporation will be deemed a separate offering for purposes of Code Section 423 and the provisions of the Plan will separately apply to each Offering. The Committee may establish rules to govern transfers of employment between Workday and its Participating Corporations and transfers of participation between separate offerings made under the Plan, consistent with any applicable Code Section 423 requirements and the terms of the Plan.

    (b) The Committee may adopt such rules, procedures, and Subplans as are necessary or appropriate to permit the participation in the Plan by eligible employees who are citizens or residents of a jurisdiction and/or employed outside the U.S., the terms of which Subplans may take precedence over other provisions of this Plan, with the exception of the provisions in Section 1 above setting forth the number of shares of Common Stock reserved for issuance under the Plan; provided that unless otherwise superseded by the terms of such Subplan, the provisions of this Plan will govern the operation of such Subplan. Further, the Committee is specifically authorized to adopt rules and procedures regarding the application of the definition of Compensation (as defined below) to Participants on payrolls outside of the U.S., handling of payroll deductions and other contributions, taking of payroll deductions and making of other contributions to the Plan, establishment of bank or trust accounts to hold contributions, payment of interest, establishment of the exchange rate applicable to payroll deductions taken and other contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures, and handling of stock certificates that vary with applicable local requirements.

4. **Eligibility.** Any Employee of Workday or the Participating Corporations is eligible to participate in an Offering Period under this Plan except that the Committee may exclude any or all of the following (other than where prohibited by applicable law):

(a) Employees who are not employed by Workday or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee or its delegate(s);

(b) Employees who are customarily employed for twenty (20) or less hours per week:

(c) Employees who are customarily employed for five (5) months or less in a calendar year;

(d) Employees who are "highly compensated employees" of Workday or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (ii) any employee who is a "highly compensated employees" with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;

(e) Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they are also a citizen of the U.S. or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee's participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the non-U.S. jurisdiction would violate the requirements of Section 423 of the Code;

(f) Employees who do not meet any other eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); and

(g) individuals who provide services to Workday or any of its Participating Corporations as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

The foregoing notwithstanding, (i) Employees who, together with any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Workday or any of its Participating Corporations or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Workday or any of its Participating Corporations may not participate in the Plan and (ii) an individual will not be eligible if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her or if he or she is subject to a collective bargaining agreement that does not provide for participation in the Plan.

5. **Offering Dates.**

(a) While the Plan is in effect, the Board or Committee may determine the duration and commencement date of each Offering Period, provided that an Offering Period will in no event be longer than twenty-seven (27) months, except as otherwise provided by an applicable Subplan. Offering Periods may be consecutive or overlapping. Each Offering Period may consist of one or more Purchase Periods during which payroll deductions of

Participants are accumulated under this Plan. While the Plan is in effect, the Board or Committee may determine the duration and commencement date of each Purchase Period, provided that a Purchase Period will in no event end later than the close of the Offering Period in which it begins. Purchase Periods will be consecutive.

(b) Until otherwise determined by the Board or Committee, the Offering Periods under the Plan shall be six-months and will commence on each December 1 and June 1, with each such Offering Period also consisting of a single six-month Purchase Period, except as otherwise provided by an applicable Subplan. The Board or Committee will have the power to change these terms as provided in Section 5(a) above and Section 24 below.

6. **Participation in this Plan.**

(a) With respect to each Offering Period, an eligible Employee determined in accordance with Section 4 may elect to become a Participant by submitting the prescribed enrollment form (an "***Enrollment Form***") in accordance with Workday's procedures prior to the commencement of the Offering Period to which such agreement relates in accordance with such rules as Workday may determine.

(b) Once an Employee becomes a Participant in an Offering Period, then such Participant will automatically participate in the Offering Period commencing immediately following the last day of such prior Offering Period at the same contribution level as was in effect in the prior Offering Period unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below, or otherwise notifies Workday of a change in the Participant's contribution level by filing an additional Enrollment Form in accordance with Workday's procedures. A Participant that is automatically enrolled in a subsequent Offering Period pursuant to this section (i) is not required to file any additional Enrollment Form in order to continue participation in this Plan and (ii) will be deemed to have accepted the terms and conditions of the Plan, any Subplan and Enrollment Form in effect at the time each subsequent Offering Period begins, subject to Participant's right to withdraw from the Plan in accordance with the withdrawal procedures in effect at the time.

7. **Grant of Option on Enrollment.** Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by Workday to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount of the applicable contribution level for such Participant multiplied by such Participant's Compensation (as defined in Section 9 below) during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Offering Date (but in no event less than the par value of a share of Workday's Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date (but in no event less than the par value of a share of the Common Stock), and provided, further, that the number of shares of Common Stock subject to any option granted pursuant to this Plan will not exceed the lesser of (x) the maximum number of shares provided under this Plan, as may be changed by the Board or Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

8. **Purchase Price.** The Purchase Price per share at which a share of Common Stock will be sold to a Participant in any Offering Period will be eighty-five percent (85%) of the lesser of:

(a) The Fair Market Value on the Offering Date; or

(b) The Fair Market Value on the Purchase Date.

9. **Payment of Purchase Price; Payroll Deduction Changes; Share Issuances.**

(a) The aggregate Purchase Price of the shares purchased hereunder is accumulated by regular payroll deductions made during each Offering Period, unless Workday determines that contributions may be, or are required to be, made in another form (including payment by check at the end of a Purchase Period). The deductions are made as a percentage of the Participant's Compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Board or Committee. "***Compensation***" will mean base salary and regular hourly wages (or in non-U.S. jurisdictions, equivalent cash compensation), not including bonuses and incentive compensation commissions and shift differentials; however, Workday may at any time prior to the beginning of an Offering Period determine that for that and future Offering Periods, Compensation may include any W-2 cash compensation, including without limitation base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, plus draws against commissions (or in non-U.S. jurisdictions, equivalent cash compensation). For purposes of determining a Participant's Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in non-U.S. jurisdictions, equivalent salary deductions) will be treated as if the Participant did not make such election. Payroll deductions will commence on the first payday on or following the beginning of the Offering Period or as otherwise determined by rules established by Workday and will continue to the end of the applicable Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any Subplan may permit matching shares without the payment of any Purchase Price.

(b) Except as provided in Section 9(c) below or as otherwise determined by the Committee, a Participant may not make changes in the percentage of payroll deductions during an Offering Period or Purchase Period. A Participant may increase or decrease the percentage of payroll deductions by completing a new authorization for payroll deductions prior to the beginning of a new Offering Period, within such timeframe as may be specified by Workday and pursuant to such Enrollment Form or other form as required by Workday, with such change becoming effective as of the Offering Date of such new Offering Period.

(c) Subject to Section 24 below and to the rules of the Plan, a Participant may reduce his or her payroll deduction percentage to zero during an Offering Period by filing with Workday a request for withdrawal from participation at least fifteen (15) days before the applicable Purchase Date (or within such other time frame as specified by Workday), and after such withdrawal becomes effective no further payroll deductions will be made for the duration of the Offering Period. Payroll deductions accumulated on behalf of the Participant but not yet used to purchase shares prior to the effective date of the request will be refunded to the Participant. A reduction of the payroll deduction percentage to zero will be treated as such Participant's withdrawal from such Offering Period and the Plan, effective as of the day following the filing date of such request with Workday.

(d) All payroll deductions made for a Participant are credited to the Participant's account under this Plan and are deposited with the general funds of Workday, and Workday will not be obligated to segregate such payroll deductions, except to the extent required by local legal requirements outside the U.S. No interest accrues on the payroll deductions, except to the extent required by local legal requirements outside the U.S. All payroll deductions received or held by Workday may be used by Workday for any corporate purpose, except to the extent necessary to facilitate compliance with local legal requirements outside the U.S.

(e) On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not withdrawn from participation in the Offering Period at least fifteen (15) days before such Purchase Date (or within such other time frame as specified by Workday), Workday will apply the funds accumulated on behalf of the Participant to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per share will be as specified in Section 8 of this Plan. Any amount accumulated on behalf of a Participant on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock will be refunded to Participant in cash, without interest, at or shortly following the end of the Purchase Period or Offering Period, as the case may be (except to the extent required due to local legal requirements outside the U.S.), unless otherwise determined by Workday. No Common Stock will be purchased on a Purchase Date on behalf of any Employee who has ceased to provide services to either Workday or a Participating Corporation prior to such Purchase Date (except to the extent required by local legal requirements outside the U.S.). In the event that this Plan has been oversubscribed, all funds accumulated on behalf of a Participant that are not used to purchase shares on the Purchase Date will be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the U.S.).

(f) As promptly as practicable after the Purchase Date, Workday will issue shares for the Participant's benefit representing the shares purchased upon exercise of the Participant's option.

(g) During a Participant's lifetime, the option to purchase shares hereunder is exercisable only by the Participant. The Participant will have no interest or voting right in shares covered by the option until such option has been exercised.

(h) To the extent required by applicable U.S. and non-U.S. federal, state or local law, a Participant will make arrangements satisfactory to Workday and the Participant's employer for the satisfaction of any withholding tax obligations that arise in connection with the Plan. At any time, Workday or the Participant's employer may, but shall not be obligated to, withhold from the Participant's wages or other cash compensation the amount necessary for Workday or the Participant's employer to meet applicable withholding obligations, including up to the maximum permissible statutory rates and including any withholding required to make available to Workday or any Participating Corporation, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock. In addition, Workday or the Participant's employer may, but shall not be obligated to, withhold from the proceeds of the sale of Common Stock or by any other method of withholding Workday or the Participant's employer deems appropriate. Workday will not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

10. Limitations on Shares to be Purchased.

(a) No Participant will be entitled to purchase stock under any Offering Period at a rate which, when aggregated with such Participant's rights under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code to purchase stock that are also outstanding in the same calendar year(s) under other Offering Periods or other employee stock purchase plans of Workday, its Parent and its Subsidiaries exceeds U.S. $25,000 in Fair Market Value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which such Offering Period is in effect (hereinafter the "***Maximum Dollar Amount***"), or such lower amount as is determined by the Board or the Committee. Workday may automatically suspend the payroll deductions of any Participant as necessary to enforce such limit; provided that when Workday automatically resumes such payroll deductions, Workday must apply the rate in effect immediately prior to such suspension. Alternatively, in Workday's discretion and to the extent permissible under applicable law, if Workday does not automatically suspend payroll deductions of any Participant as necessary to enforce such limit or if payroll deductions exceed the amount that may be purchased pursuant to the Share Limit as defined in Section 10(b) below, Workday shall refund any accumulated payroll deductions that may not be applied to the purchase of shares due to the applicable Maximum Dollar Amount or Share Limit as determined by Sections 10(a) and (b), with such refund occurring as soon as practicable following the applicable Purchase Date without interest (except to the extent required due to local legal requirements outside the U.S.).

(b) The Board or Committee may, in its sole discretion, set a lower maximum number of shares which may be purchased by any Participant during any Offering Period than that determined under Section 10(a) above, which will be the "***Maximum Share Limit***" for subsequent Offering Periods; provided, however, in no event will a Participant be permitted to purchase more than ten thousand (10,000) Shares during any one Purchase Period irrespective of the limits set forth in (a) and (b) hereof, or such lower share limit (the "***Share Limit***") as the Committee may determine from time to time. The initial Share Limit is 1,500 shares during any one Purchase Period or such greater (not to exceed the Maximum Share Limit) or lesser number, in either case as the Committee or Board may determine. If a new Share Limit is set, then all Participants will be notified of such Share Limit prior to the commencement of the next Offering Period for which it is to be effective. The Share Limit will continue to apply with respect to all succeeding Offering Periods unless revised by the Board or Committee as set forth above.

(c) If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under this Plan, then Workday will make a pro rata allocation of the remaining shares in as uniform a manner as will be reasonably practicable and as Workday determines to be equitable. In such event, Workday will give written notice of such reduction of the number of shares to be purchased under a Participant's option to each Participant affected.

(d) Any payroll deductions accumulated on behalf of a Participant which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), as applicable, will be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the U.S.).

11. Withdrawal.

(a) Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified by Workday. Such withdrawal may be elected at any time prior to the last fifteen (15) days of an Offering Period, or such other time period as specified by Workday.

(b) Upon withdrawal from this Plan, the accumulated payroll deductions will be returned to the withdrawn Participant, without interest (except to the extent required by local legal requirements outside the U.S.), and the Participant's interest in this Plan will terminate. In the event a Participant voluntarily elects to withdraw from this Plan, the Participant may not resume participation in this Plan during the same Offering Period, but may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by re-enrolling in this Plan in the manner set forth in Section 6 above.

12. Termination of Employment.
If a Participant's employment terminates for any reason, including but not limited to retirement, death, disability, or the failure of a Participant to remain an eligible Employee of Workday or of a Participating Corporation, or the failure of a Parent, Subsidiary or Affiliate to remain a Participating Corporation for any reason, the Participant's participation in this Plan will terminate as of the date of such termination. In such event, accumulated payroll deductions credited to the Participant will be returned to the Participant or, in the case of the Participant's death, to the Participant's legal representative, without interest (except to the extent required due to local legal requirements outside the U.S.). For purposes of this Section 12, an Employee will not be deemed to have ceased to provide services or failed to remain in the continuous employ of Workday or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by Workday or as so provided pursuant to a formal policy adopted from time to time by Workday; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. Workday will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local employment law.

13. Return of Payroll Deductions.
In the event a Participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board or Committee, Workday will deliver to the Participant all accumulated payroll deductions accumulated on behalf of such Participant which were not previously used to purchase Shares. No interest will accrue on the payroll deductions of a Participant in this Plan (except to the extent required due to local legal requirements outside the U.S.).

14. Capital Changes.
If the number or class of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Workday, without consideration, then, as applicable, the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share, the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 1 and 10 will be proportionately adjusted, subject to any required action by the Board or the stockholders of Workday and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

15. Non-assignability.
Neither payroll deductions accumulated on behalf of a Participant nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or, if permitted by the Committee or Workday, the designation of a beneficiary pursuant to a method specified by Workday) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be void and without effect.

16. Use of Participant Funds and Reports.
Workday may use all payroll deductions received or held by it under the Plan for any corporate purpose, and Workday will not be required to segregate Participant payroll deductions (except to the extent required due to local legal requirements outside the U.S.). Until Shares are issued, Participants will only have the rights of an unsecured creditor (except to the extent required by local legal requirements outside the U.S.). Each Participant will receive a report containing, or otherwise have access to, the following information promptly after the end of each Purchase Period: the total payroll deductions (or other contributions) accumulated, the number of shares purchased, the Purchase Price thereof and the remaining cash balance, if any, carried forward or refunded, as determined by Workday, to the next Purchase Period or Offering Period, as the case may be.

17. **Notice of Disposition.** Each U.S. taxpayer Participant will notify Workday in writing if the Participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the "***Notice Period***"). Workday may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting Workday's transfer agent to notify Workday of any transfer of the shares. The obligation of the Participant to provide such notice will continue notwithstanding the placement of any such legend on the certificates.

18. **No Rights to Continued Employment.** Neither this Plan nor the grant of any option hereunder will confer any right on any Employee to remain in the employ of Workday or any Participating Corporation, or restrict any right Workday or any Participating Corporation may have to terminate such Employee's employment.

19. **Equal Rights and Privileges.** All eligible Employees granted an option under this Plan that is intended to meet the Code Section 423 requirements will have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code will, without further act or amendment by Workday, the Committee or the Board, be reformed to comply with the requirements of Section 423 (unless such provision applies exclusively to options granted under the Plan that are not intended to comply with Code Section 423 requirements). This Section 19 will take precedence over all other provisions in this Plan.

20. **Notices.** All notices or other communications by a Participant to Workday under or in connection with this Plan will be deemed to have been duly given when received in the form specified by Workday at the location, or by the person, designated by Workday for the receipt thereof.

21. **Term; Stockholder Approval.** This Plan originally became effective on October 11, 2012, the date on which the Registration Statement covering the initial public offering of Workday's Common Stock was declared effective by the U.S. Securities and Exchange Commission. The amendment and restatement of this Plan will become effective on the Effective Date. This Plan will be approved by the stockholders of Workday within twelve (12) months before or after the date this Plan is adopted by the Board. Any amendment to this Plan that requires approval by stockholders of Workday will be done in any manner permitted by applicable law. No purchase of shares that are subject to such stockholder approval before becoming available under this Plan will occur prior to stockholder approval of such shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than twenty-four (24) months after commencement of the Offering Period to which it relates, then such Purchase Date will not occur and instead such Offering Period will terminate without the purchase of such shares and Participants in such Offering Period will be refunded their contributions without interest, unless the payment of interest is required under local laws). This Plan will continue until the earlier to occur of (a) termination of this Plan by the Board or the Committee (which termination may be effected by the Board or the Committee at any time pursuant to Section 24 below) or (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan.

22. **Conditions Upon Issuance of Shares; Limitation on Sale of Shares.** Shares will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of U.S. and non-U.S. law, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law or other legal restrictions outside the U.S., and will be further subject to the approval of counsel for Workday with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any Subplan.

23. **Applicable Law.** The Plan will be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

24. **Amendment or Termination.** The Board or the Committee, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Board or the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled,

if determined by the Board or the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously-scheduled expiration, all amounts then credited to Participants' accounts for such Offering Period which have not been used to purchase shares of Common Stock will be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to establish rules to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount withheld or contributed during a Purchase Period or an Offering Period, the Committee or Workday may establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, the Committee or Workday may permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, the Committee or Workday may establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as Workday or the Committee determines in its sole discretion advisable which are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment will be made without approval of the stockholders of Workday (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would increase the number of shares that may be issued under this Plan or otherwise require stockholder approval under Code Section 423. In addition, in the event the Board or Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of Compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Board or Committee action; (iv) reducing the maximum percentage of Compensation a participant may elect to set aside as payroll deductions; and (v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of Workday or the consent of any Participants.

25. **Corporate Transactions.** In the event of a Corporate Transaction, each outstanding right to purchase Workday Common Stock will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, the Offering Period with respect to which such purchase right relates will be shortened by setting a new Purchase Date (the "***New Purchase Date***") and will end on the New Purchase Date. The New Purchase Date will occur on or prior to the consummation of the Corporate Transaction, and the Plan will terminate on the consummation of the Corporate Transaction.

26. **Tax Qualification.** Although Workday may endeavor to (i) qualify an option to purchase Workday Common Stock for favorable tax treatment under the laws of the U.S. or jurisdictions outside of the U.S. or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), Workday makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. Workday will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

27. **Definitions.**

    (a) "***Affiliate***" means any entity, other than a Subsidiary or Parent, (i) that, directly or indirectly, is controlled by, controls or is under common control with, Workday and (ii) in which Workday has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

    (b) "***Board***" means the Board of Directors of Workday.

    (c) "***Code***" means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

    (d) "***Common Stock***" means the Class A common stock of Workday.

(e) "***Corporate Transaction***" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of Workday representing fifty percent (50%) or more of the total voting power represented by Workday's then outstanding voting securities; (ii) the consummation of the sale or disposition by Workday of all or substantially all of Workday's assets; (iii) the consummation of a merger or consolidation of Workday with any other corporation, other than a merger or consolidation which would result in the voting securities of Workday outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of Workday or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of Workday give up all of their equity interest in Workday (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of Workday).

(f) "***Effective Date***" means the date this amendment and restatement is approved by the stockholders of Workday, which shall be within twelve (12) months of the approval of the Plan by the Board.

(g) "***Employee***" means any person providing services to Workday or any Participating Corporation as an employee. Neither service as a director nor payment of a director's fee by Workday will be sufficient to constitute "employment" by Workday.

(h) "***Exchange Act***" means the U.S. Securities Exchange Act of 1934, as amended.

(i) "***Fair Market Value***" means, as of any date, the value of a share of Common Stock determined as follows:

(i) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in such source as the Board or Committee deems reliable, or if such principal national securities exchange is not open for business on the date that Fair Market Value is being determined, the closing price as reported on the preceding business day on which that exchange was open for business;

(ii) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination (or if such date is not a business day, on the preceding business day) as reported in such source as the Board or Committee deems reliable; or

(iii) by the Board or the Committee in good faith.

(j) "***Offering Date***" means the first U.S. business day of each Offering Period.

(k) "***Offering Period***" means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Board or Committee pursuant to Section 5(a).

(l) "***Parent***" has the same meaning as "parent corporation" in Sections 424(e) and 424(f) of the Code.

(m) "***Participant***" means an eligible Employee who meets the eligibility requirements set forth in Section 4 and who elects to participate in the Plan, subject and pursuant to Section 6.

(n) "***Participating Corporation***" means any Parent, Subsidiary or Affiliate that the Board designates from time to time as a corporation that will participate in this Plan.

(o) "***Plan***" means this Workday, Inc. Amended and Restated 2012 Employee Stock Purchase Plan, as may be amended from time to time.

(p) "***Purchase Date***" means the last U.S. business day of each Purchase Period.

(q) "***Purchase Period***" means a period during which contributions may be made toward the purchase of Common Stock under the Plan, as determined pursuant to Section 5(b).

(r)   "*Purchase Price*" means the price at which Participants may purchase shares of Common Stock under the Plan, as determined pursuant to Section 8.

(s)   "*Securities Act*" means the U.S. Securities Act of 1933, as amended.

(t)   "*Subsidiary*" has the same meaning as "subsidiary corporation" in Sections 424(e) and 424(f) of the Code.

(u)   "*Workday*" means Workday, Inc., a Delaware corporation, or any successor corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2026
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission File Number 001-35680

WORKDAY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-2480422**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

6110 Stoneridge Mall Road
Pleasanton, California 94588
(Address of principal executive offices, including zip code)

(925) 951-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001	WDAY	The Nasdaq Stock Market LLC
		(Nasdaq Global Select Market)

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 ("Securities Act"). Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock of the registrant as of July 31, 2025 (based on a closing price of $229.38 per share) held by non-affiliates was approximately $49.5 billion.

As of March 4, 2026, there were approximately 210 million shares of the registrant's Class A common stock and 47 million shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders ("Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended January 31, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	31
Item 1C.	Cybersecurity	31
Item 2.	Properties	32
Item 3.	Legal Proceedings	32
Item 4.	Mine Safety Disclosures	33

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	34
Item 6.	[Reserved]	37
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	37
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	50
Item 8.	Financial Statements and Supplementary Data	51
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
Item 9A.	Controls and Procedures	91
Item 9B.	Other Information	92
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	92

PART III

Item 10.	Directors, Executive Officers, and Corporate Governance	93
Item 11.	Executive Compensation	93
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13.	Certain Relationships and Related Transactions, and Director Independence	93
Item 14.	Principal Accountant Fees and Services	93

PART IV

Item 15.	Exhibits and Financial Statement Schedules	94
Item 16.	Form 10-K Summary	97
	Signatures	98

As used in this report, the terms "Workday," "registrant," "we," "us," and "our" mean Workday, Inc. and its subsidiaries unless the context indicates otherwise.

Our fiscal year ends on January 31. References to fiscal 2026, for example, refer to the year ended January 31, 2026.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our future financial condition and operating results, business strategy and plans, and objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations, beliefs, and projections about future events, conditions, and trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions, and changes in circumstances that are difficult to predict and many of which are outside of our control, such as those arising from the impact of recent macroeconomic events, including geopolitical instability, increased tariffs, elevated inflation, and fluctuating interest rates and foreign currency exchange rates, as well as those described in the "Risk Factors" section, which we encourage you to read carefully. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In light of these risks, uncertainties, assumptions, and potential changes in circumstances, the future events, conditions, and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied by the forward-looking statements. Accordingly, you should not rely upon any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations, except as required by applicable law. If we do update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

ITEM 1. BUSINESS

Overview

Workday is the enterprise AI platform for managing people, money, and agents. Workday provides more than 11,500 organizations with cloud solutions powered by artificial intelligence ("AI") to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

We strive to reimagine how work gets done and hope to empower customers to do the same through an innovative suite of solutions with more than 75 million users under contract around the world and across industries – from emerging and medium-sized businesses to more than 65% of the Fortune 500. Central to our purpose is a set of core values – with our employees as number one – along with customer service, innovation, integrity, fun, and profitability. We believe that happy employees lead to happy customers, and we are committed to helping our customers adapt and thrive in this increasingly dynamic business environment.

As organizations face changing conditions, we believe the need for an intuitive, open, scalable, and secure platform that provides unified management of human resources ("HR"), finances, AI agents, suppliers, and planning is more important than ever. Workday AI is built into our platform, allowing us to rapidly deliver and sustain models that can transform business processes and solve countless business problems. Workday's insight into how people, money, and agents move through organizations provides a depth of context in HR and finance, allowing us to understand how and where work gets done and to strategically design solutions to have the greatest impact. As a result, Workday helps deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making. In fiscal 2026, we introduced new Workday AI agents to accelerate hiring, enhance frontline worker experiences, simplify financial processes, and improve employee information access. In fiscal 2026, we also announced new Workday AI agents that are expected to be available in fiscal 2027, purpose-built to assist with complex human capital management ("HCM") and finance processes, such as performance reviews, workforce planning, and financial close. To support our customers and help them continuously adapt how they manage their business and operations, Workday delivers weekly product updates in addition to major feature releases throughout the year. Through this model, Workday customers are able to adopt and implement innovations quickly and adapt at a time that fits their business needs. We sell our solutions worldwide through direct sales by our field sales teams; through referrals and our co-selling partners; by reselling through partners; and over Workday Marketplace. We also offer professional services, as do our Workday Services Partners, to help customers deploy our solutions and continually adopt new capabilities.

Workday's open platform enables our customers and partners to innovate by building AI-powered solutions and agents that can work across their organization. In fiscal 2026, we announced Workday Build, a new open developer platform that will give customers and our partners the ability to create and share AI-powered solutions directly on the Workday platform. Workday Build will feature Workday Flowise Agent Builder, a low-code tool designed to simplify building, deploying, and managing custom AI agents within Workday that is expected to be available to early adopter customers in fiscal 2027. In fiscal 2026, we also announced Workday Data Cloud, a new data service based on an open architecture and industry standards, such as Apache Iceberg, designed to enable organizations to gain greater strategic value from their HCM and finance data by connecting to their existing analytics platforms and operational systems with bidirectional, zero-copy access. The Workday Data Cloud includes key partnerships that will allow organizations to share data to and from certain other platforms with Workday, helping organizations to securely connect and analyze HCM and finance data in context with customer, market, and operational data. The Workday Data Cloud is expected to become available later in fiscal 2027.

Our innovation strategy includes the selective acquisition of technologies that complement our core offerings and align with our long-term growth objectives. During fiscal 2026, we expanded our AI capabilities through the acquisitions of FlowiseAI, Inc. ("Flowise"), a low-code platform that makes it easy to build AI agents; Paradox, Inc. ("Paradox"), a candidate experience agent that uses conversational AI to simplify every step of the job application journey; Sana Labs AB ("Sana"), a leading AI company building the next generation of enterprise knowledge tools; and Pipedream, Inc. ("Pipedream"), a leading integration platform for AI agents.

Our Capabilities

Workday offers a suite of cloud-based enterprise solutions that address the evolving needs of the C-suite on a platform designed to be open, extensible, and configurable, allowing integration with other applications and the ability for customers and our partners to build custom applications. Workday's applications and solutions, including HCM, Financial Management, Spend Management, and Planning, address industry-specific needs and serve customers ranging in size from emerging and medium-sized enterprises to Fortune 500 and global companies.

Workday Platform: Solutions for the Offices of the Chief Information Officer ("CIO"), Chief Financial Officer ("CFO"), and Chief Human Resources Officer ("CHRO")

Workday unifies HR and finance on one platform, helping leaders to empower their organizations with the insights and tools needed to adapt quickly and to make sense of the vast amount of data they collect enterprise-wide. For example, information technology ("IT") leaders are navigating the complexities of supporting employees in evolving environments, which requires them to build and deploy an adaptable, secure architecture to help ensure global continuity and productivity while remaining agile. Our purpose-built AI agents, along with customer- and partner-built agents, can help customers operate with intelligence and efficiency across the organization. The Workday platform combines both the innovation built by Workday with solutions and agents built on the Workday platform by our customers and partners, providing organizations with the flexibility to integrate Built on Workday applications, agents, and services directly into Workday. By managing their people, money, and agents together on the Workday platform, our customers can gain new possibilities for increased agility, transformation, and performance.

In fiscal 2026, Workday introduced Workday Sana, the AI experience platform for enterprise knowledge, agents, and automation across the Workday ecosystem and beyond. Workday Sana enables organizations to leverage AI for knowledge management and search, take action with AI-powered productivity tools, and automate across enterprise systems from a single, intuitive, and unified experience. Workday Sana connects the workforce with HCM, finance, and IT systems and data and is designed to enable use of AI in ways that align with how work gets done.

Human Capital Management: Solutions for the Office of the CHRO

Workday delivers HCM solutions to help organizations build an agile, skills-based workforce, streamline operations, increase efficiency, and deliver better employee experiences, empowering CHROs to champion the potential of their workforce. Workday's suite of HCM solutions allows organizations to manage the entire employee lifecycle – from recruitment to retirement – enabling HR teams to hire, onboard, pay, develop, retain, and reskill, and provide meaningful employee experiences that are personalized and helpful, based on listening to the diverse needs of today's evolving workforce. We are helping organizations manage their total workforce in one seamless experience on Workday through our solutions, including Workday Adaptive Planning, Workday Wellness, Workday Peakon Employee Voice, Workday VNDLY, and Workday HCM. Workday's AI-powered talent acquisition solutions, including HiredScore AI for Recruiting, Candidate Experience Agent, and Paradox Conversational Applicant Tracking System, help streamline the recruiting and hiring process.

Financial Management: Solutions for the Office of the CFO

Workday helps organizations accelerate their journeys towards becoming truly digital finance organizations by giving them solutions and tools designed to optimize essential processes while also supporting growth, profitability, and compliance with regulatory requirements. Workday's suite of financial management applications, built on the Workday platform with AI at the core, helps enable CFOs to manage core financial processes such as payables and receivables; identify real-time financial, operational, and management insights; perform financial consolidation; reduce time-to-close; promote internal controls and auditability; and achieve consistency across global finance operations. Our AI-powered capabilities for finance, including purpose-built AI agents, are designed to transform certain accounting, finance, and procurement processes, helping organizations to efficiently execute complex processes, forecast with predictive insights, reduce friction by connecting with existing systems, and quickly adapt to shifts in business, regulatory, and operational needs.

Spend Management: Solutions for the Office of the CFO

Workday helps enable procurement professionals to support their businesses throughout the source-to-contract process with a set of spend management solutions that help organizations streamline supplier selection and contract management, build and execute sourcing events, such as requests for proposals, and manage indirect spend. Additionally, Workday offers an expense management solution that provides users with flexible ways to submit and approve expenses, while providing leaders the ability to set controls and analyze spend.

Planning: Solutions for the Offices of the CFO and CHRO

In today's dynamic environment, businesses need to continuously plan and model various scenarios to quickly respond to change. Workday provides an active planning process that can model across finance, workforce, sales, and operational data, helping organizations make more informed decisions and respond quickly to changing situations. Workday AI assists in creating forecasts that incorporate historical and third-party data, such as economic data and labor statistics. When combined with Workday's HCM and Financial Management solutions, organizations are able to leverage real-time transactional data to dynamically adjust and recalibrate their plans.

Industries: Solutions for the Offices of the CIO, CFO, and CHRO

Workday offers flexible solutions to help customers adapt to their industry-specific needs and respond to change. Workday's solutions serve industries such as financial services, government, healthcare, higher education, hospitality, manufacturing, professional and business services, retail, technology and media, and transportation. For example, Workday provides supply chain and inventory solutions to healthcare organizations, allowing them to purchase, stock, track, and replenish their inventory to help support patient care. In addition, higher education institutions can deploy Workday to manage the end-to-end student and faculty lifecycle. In fiscal 2026, Workday launched Workday Government, designed to serve the unique needs of the United States ("U.S.") government. Workday also enables its partner ecosystem to build industry-specific integrations and applications, which customers can find on Workday Marketplace. With Workday Extend, customers can build custom applications that can accommodate their unique industry business needs, complete with the same experience, security model, and reliability of the native applications offered by Workday.

Medium Enterprise: Solutions for HR, Finance, and IT Functional Leaders at Medium-Sized Organizations

Workday offers Workday GO, a simple and scalable HCM and finance solution designed and priced for the specific needs of medium-sized organizations. In fiscal 2026, Workday launched the Workday GO Partner Network, a unified ecosystem of global Workday payroll, benefits, and deployment partners. In fiscal 2026, Workday also introduced a new Deployment Agent for Workday GO to help customers get up and running quickly and Workday GO Global Payroll to help customers pay workers worldwide.

Product Development

At Workday, innovation is a core value, which encourages out-of-the-box thinking and creativity, enabling us to create applications and agents designed to change the way people work. Our product development organization is responsible for product design, development, testing, and certification. We invest significant resources and focus our efforts on developing new applications and core technologies, as well as further enhancing the usability, functionality, reliability, security, performance, and flexibility of existing applications. To grow our suite of Workday solutions and capabilities, we primarily invest in research and development. We also selectively acquire companies that are consistent with our design principles, existing product set, corporate strategy, and company culture, such as our acquisitions of Flowise, Paradox, Sana, and Pipedream in fiscal 2026. We also manage a portfolio of investments through Workday Ventures, our strategic investment arm. We invest primarily in early-stage enterprise software companies that are transforming their industries, developing innovative AI-powered technology, improving customer experiences, helping us expand our solution ecosystem, or supporting other corporate initiatives. We plan to continue making these types of strategic investments as opportunities arise that we find attractive.

Sales and Marketing

We sell our subscription contracts and related services and solutions globally through direct sales, through our sales partners, and over Workday Marketplace. Our direct sales organization consists of field sales and field sales support personnel, and the Workday Field Sales team is aligned by geography, industry, and/or customer size. We also segment our sales teams into two distinct groups: those focused on landing new customer relationships, and those focused on expanding our relationship within our existing customers. We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs and strategic relationships. Our marketing programs largely target senior business leaders, including CFOs, CHROs, and CIOs. We also generate customer leads and transact through our partner ecosystem, including through resellers.

Our sales strategy is focused on both adding new customers and on growing our relationships with our existing customers to expand the adoption of our suite of solutions over time. By extending our go-to-market capabilities globally, we aim to grow our business by selling to new customers in new regions. As our customers realize the benefits of our entire suite of service offerings, we aim to upgrade the customers' experience with new products and features, and gain additional subscriptions by targeting new functional areas and business units. For example, in fiscal 2026, we introduced Flex Credits, a new subscription-based flexible pricing model for certain AI solutions and platform capabilities, designed to make AI use simple, flexible, and scalable for our customers.

Partner Ecosystem

As a core part of our strategy, we continue to grow our global ecosystem of partners that build new applications and solutions on the Workday platform, source new business with Workday, and deliver quality services and customer outcomes with Workday. These relationships include innovation, sales, services, and strategic partners. Together, Workday and our partners help our customers to better manage their people, money and AI agents.

Workday Build, announced in fiscal 2026, will enable our partners to create and scale AI-powered solutions directly on Workday, and the new AI developer toolset, introduced in fiscal 2026, will help further enable partner developers to customize and connect AI applications and agents on the Workday platform. Workday Marketplace allows customers to find applications, Industry Accelerators, and other integrations and solutions that are purpose-built to complement the Workday platform in targeted countries and industries. Our Industry Accelerator program combines Workday partners, solutions, and services to help speed cloud transformation efforts tailored to solve our customers' industry-specific challenges. With our strategic partnerships, one aim is to extend the value of the Workday platform and deliver compelling health and financial wellbeing employee services. Strategic partnerships with public cloud providers, including Amazon Web Services, Inc. ("AWS") and Google Cloud, allow our customers to innovate with modern cloud infrastructure services while reducing their committed spend on cloud. Our global partnerships with payroll providers, including Automatic Data Processing, Inc. ("ADP"), Remote Technology, Inc., and Strada, enable integrated and streamlined payroll solutions across the world. In fiscal 2026, we also introduced the Workday Agent Partner Network, a global ecosystem of partners building AI agents that will connect with Workday. For example, our partnership with Microsoft Corporation ("Microsoft"), announced in fiscal 2026, will enable customers to register and manage agents they build using Microsoft's systems within the Workday Agent System of Record.

Customers

We sell to emerging, medium-sized, and large global organizations that span numerous industry categories, including financial services, government, healthcare, higher education, hospitality, manufacturing, professional and business services, retail, technology and media, and transportation.

We have built a company culture centered around customer success and satisfaction. As part of their subscription, customers are provided support services and tools to enhance their experience with Workday solutions. This includes 24/7 support; training; a Customer Success Management group to assist customers in production; and Workday Community, an online portal where customers can collaborate and share knowledge and best practices. In addition, we offer Workday Success Plans, a comprehensive, add-on subscription service that delivers continuous value for our customers through strategic advice, product expertise, adoption resources, on-demand education, and technical guidance. We also offer extensive customer training opportunities and a professional services ecosystem of experienced Workday consultants and system integrators to help customers achieve a timely adoption of Workday and enable them to enhance the value of our applications over the life of their subscription.

Seasonality

We have experienced seasonality in terms of when we enter into customer agreements for our services. Historically, we have signed a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each fiscal year due to customer buying patterns. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Competition

The overall market for enterprise application software, including AI-powered solutions, is rapidly evolving, highly competitive, and subject to changing technology, shifting customer needs, and frequent introductions of new products. We currently compete with large, well-established, enterprise software vendors, such as Oracle Corporation ("Oracle") and SAP SE ("SAP"). We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, from vendors of specific applications that address only one or a portion of our applications, and from vendors that specialize in specific industries in which we provide services, some of which offer cloud-based or AI-powered solutions. These vendors include, without limitation, Anaplan, Inc.; ADP; Coupa Software Inc.; Dayforce, Inc.; Microsoft; NetSuite; ServiceNow, Inc.; and UKG Inc.

In addition, other cloud or AI platform companies that provide services in different target markets or industries may develop applications or acquire companies that operate in our target markets or industries, and some potential customers may elect to develop their own internal applications. However, the domain and industry expertise that is required for a successful solution in the areas of financial management and HCM may inhibit new entrants, who may also be unable to invest the necessary capital to accurately address global requirements and regulations. We expect continued consolidation in our industry that could lead to significantly increased competition.

We believe the principal competitive factors in our markets include:
- level of customer satisfaction and quality of customer references;
- ability to innovate and rapidly respond to customer needs, such as the integration of AI into product offerings;
- capacity to embed and leverage AI-based solutions responsibly;
- speed to deploy and ease of use;
- breadth and depth of application functionality;
- total cost of ownership and flexibility of payment terms;
- brand awareness and reputation;
- adaptive technology platform;
- capability for configuration, integration, security, scalability, and reliability of applications;
- operational excellence to ensure system availability, scalability, and performance;
- domain and industry expertise in applicable laws and regulations;
- size of customer base and level of user adoption;
- customer confidence in financial stability and future viability;
- existing relationships with key senior business leaders;
- ability to integrate with legacy enterprise infrastructure and third-party applications; and
- capacity to mobilize an ecosystem to serve customers with services and solutions.

We believe that we compete favorably based on these factors. Our ability to remain competitive will largely depend on our ongoing performance in product development and customer support.

For more information regarding the competitive risks we face, see "Risk Factors" included in Part I, Item 1A of this report.

Human Capital

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. As of January 31, 2026, our global workforce consisted of over 21,000 employees in 36 countries, of which approximately 58% were located in the U.S. and 42% were located internationally. Maintaining strong employee relations is a priority and we consider our relations with our employees to be positive.

Our Chief People Officer is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; workforce planning and our skills-based hiring approach; employee skills, development, engagement, and wellbeing; and our inclusive, high-performance culture. Our Chief People Officer and our CEO regularly update our Board of Directors and the Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and our company-wide people programs.

Total Rewards

Our compensation philosophy is designed to establish and maintain a fair and flexible compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives, create long-term value for our stockholders, grow our business, and assist in the achievement of our strategic goals. We believe that providing employees with competitive pay that rewards and reflects outstanding performance, ownership in the company, and a wide range of benefits is fundamental to employees feeling valued, motivated, and recognized for their contributions. Equity ownership is a key element of our compensation program, allowing employees to share in Workday's successes and aligning the interests of our employees with our stockholders. Additionally, our total rewards package includes a cash bonus program, an employee stock purchase plan, healthcare and retirement benefits, paid time off, family leave, and other wellness programs. We also offer specialized benefits such as a holistic global mental and emotional health program, onsite and virtual healthcare resources, a financial wellness program, and support for fertility options and new parents, as well as reimbursement of adoption costs.

Our Commitment to Pay Parity

We believe that all employees deserve to be paid fairly and equitably and be afforded an equal chance to succeed. We have a market-based pay structure that compares our roles to those of our peers in each region. This process helps ensure we pay according to the market value of the jobs we offer. We also have processes in place to make pay decisions based on internally consistent and fair criteria. Each year, we conduct a company-wide pay equity analysis to help ensure pay equity among employees in similar roles. If we identify differences in pay, we research those differences and, where appropriate, make adjustments to employees' pay.

VIBE: Value Inclusion and Belonging for Everyone

We strive to be a workplace where all employees are valued for their unique perspectives and where we collectively contribute to Workday's success and innovation. VIBE – Value Inclusion and Belonging for Everyone – is our approach to building an environment where all employees can thrive. Whether through creating resources that strengthen our culture, building inclusive products and technology, or developing great talent, we are building a vibrant workplace that fuels collaboration. Our 13 Employee Belonging Councils ("EBCs") play an integral role in fostering our culture. These community-led groups are open to all employees and focus on building connections, fostering ideation, and driving innovation. As of January 31, 2026, over a quarter of our employees were members of one or more EBCs.

We acknowledge that skills, education, and lived and learned experiences are gained in a variety of ways that are often not recognized in the traditional recruiting process, which is why we take a holistic approach to talent acquisition that prioritizes a skills-based approach. By standardizing practices to attract and evaluate talent fairly, minimize barriers and biases, and promote a skills-first hiring approach, we aim to deliver a meaningful and positive experience for all.

Learning and Development

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and able to make an impact. Our employees have instant access to training via several industry-leading learning platforms, which provide our global workforce with convenient, timely access to content from subject matter experts. We offer a number of educational resources, development opportunities, and a support community to guide employees throughout their Workday careers. For example, we developed Career Hub which helps our employees share skills and interests and receive relevant connections, curated learning content, and recommended jobs to help them on their career journeys. Using Workday AI, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages them to build a plan as they explore opportunities for continued career development.

Additionally, to foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2026, we had a 100% completion rate for our annual Code of Conduct training.

Communication and Engagement

Our culture and how we treat people are paramount at Workday, and we believe that being transparent and facilitating information sharing are key to our success. Workday leverages multiple communication channels to engage and inform employees, including company meetings, functional town halls, internal websites, and social collaboration tools. We also encourage regular 1:1 sessions and quarterly check-ins between managers and employees to provide individual performance feedback, and the use of our peer recognition platform. We believe that understanding what our employees want and supporting them effectively is critical to retaining our highest performing employees and attracting top talent. We use Workday Peakon Employee Voice, powered by Workday AI, to collect and analyze feedback in real time from our employees, garner insights and recommendations, and turn that feedback into dialog and action. Since we introduced Workday Peakon Employee Voice in fiscal 2022, employees have provided over 760,000 confidential comments on the platform through surveys sent to all employees each week, which reflects strong engagement. We receive data points from these surveys that help us identify actions to take to improve our company and our culture.

Buoyed by the opportunities offered by our own technology, our talent philosophy puts employees at the center of their own career and performance journey by providing them the tools and framework to further their careers. We have done this by establishing a clear philosophy and set of expectations. Every employee receives enablement on our performance and growth philosophy, what's expected of them, and how to leverage these practices to ensure their own personal success and career growth at Workday. Our talent and performance dashboard provides a snapshot view of performance-related tasks, with a visual summary of goals, feedback, and growth opportunities. Employees can take action to update their contributions, capabilities, career, and connections using the quick links provided in the dashboard.

Health, Safety, and Wellbeing

At Workday, we take a holistic approach to our employees' health and wellbeing and have created programs that focus on four core dimensions: Physical; Mental and Emotional; Financial; and Social and Flex. These programs go beyond traditional medical benefits and wellness offerings and allow employees to focus on their personal wellness goals as well as their mental health, and enable them to bring their best selves to work.

Our hybrid work model provides flexibility for our employees to work from home, while still bringing people together to foster collaboration and innovation. We offer new remote-based employees a stipend to enable them to have a comfortable work-from-home environment. To help keep health and mental wellness top of mind, we offer a series of programs and communications focused on mental health. These include tools and resources related to sleep, healthy eating, and mindfulness, as well as our Employee Assistance Program to, among other things, facilitate timely access to culturally responsive mental health support for employees and their family members.

Our Global Workplace Safety team supports the traditional corporate areas of employee health and safety and physical security for Workday on a global scale. From the workplace to work-related travel, we strive to keep our employees safe with programs including safety awareness training, emergency response protocols, and our ergonomics and life safety team programs.

Giving and Doing

Workday's Giving & Doing program embodies our belief in making a positive impact beyond our organizational walls, empowering employees to engage in charitable efforts, community service, and volunteerism. On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our volunteer grant program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive grants of up to $5,000.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We require our employees, contractors, consultants, suppliers, partners, and other third parties to enter into confidentiality and proprietary rights agreements, and we control access to software, documentation, and other proprietary information. Although we rely on intellectual property rights, as well as contractual protections and controls, to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel; creation of new products, features, and functionality; and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

Governmental Regulation

As a public company with global operations, we are subject to various federal, state, local, and foreign laws and regulations. These laws and regulations, which may differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, cybersecurity, intellectual property, AI ethics and machine learning, corporate governance, tax, government contracting, trade, antitrust, employment, immigration and travel, import/export, and anti-corruption. The costs to comply with these governmental regulations are not material to the understanding of our business. For a further discussion of the risks associated with government regulations that may materially impact us, see "Risk Factors" included in Part I, Item 1A of this report.

Available Information

Our website is located at www.workday.com and our investor relations website is located at www.investor.workday.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission ("SEC"), and all amendments to these filings, can be obtained free of charge from our website at www.workday.com/sec-filings as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Workday also uses its websites, including its investor relations website and blogs.workday.com as a means of disclosing information about Workday, including information that could be deemed material by investors. Information contained on or accessible through any website referenced herein is not part of, or incorporated by reference in, this Form 10-K, and the inclusion of such website addresses is as inactive textual references only.

Workday, the Workday logo, Flowise, Paradox, Sana, Pipedream, Adaptive Planning, Peakon, VNDLY, HiredScore, Conversational ATS, VIBE, and Evisort are trademarks of Workday, Inc., which may be registered in the U.S. and elsewhere. Other trademarks, service marks, or trade names appearing in this report are the property of their respective owners.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K, before making an investment decision. The risks and uncertainties described below reflect our beliefs and opinions as to the factors and events that could materially and adversely affect our business or the market price of our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not any of the risks, events, or uncertainties described below have occurred in the past. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial condition, operating results, and prospects could be materially and adversely affected. The market price of our securities could decline due to the materialization of these or any other risks, and you could lose part or all of your investment.

Summary of Risk Factors

The following summary provides an overview of the material risks we are exposed to in the normal course of our business activities. This risk factor summary does not contain all of the information that may be important to you, and you should read these together with the more detailed discussion of risks set forth following this section, as well as elsewhere in this Annual Report on Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks beyond those summarized below, or discussed elsewhere in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may apply to our activities or operations as currently conducted or as we may conduct them in the future, or to the markets in which we currently operate or may in the future operate. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

- any compromise of our information technology systems or security measures (including of our critical suppliers and service partners), or the unauthorized access of customer or user data;
- any slowdown or failure of our technical operations infrastructure, including data centers operated by third parties, or the impact of service outages or delays in the deployment of our applications, or the failure of our applications to perform properly;
- our ability to compete effectively in the intensely competitive markets in which we participate, including against non-specialist AI-native solutions;
- privacy concerns and evolving domestic or foreign laws and regulations;
- any loss of key employees or the inability to attract, develop, and retain highly skilled employees;
- our reliance on our network of partners to drive additional growth of our revenues;
- our ability to realize a return on our current development efforts or offer new features, such as those involving AI, enhancements, and modifications to our products and services, and our ability to realize a return on the investments we have made toward entering new markets and new lines of business;
- exposure to risks inherent to international expansion and sales to customers outside the U.S. or with international operations;
- our ability to realize the expected business or financial benefits of company, employee, or technology acquisitions;
- government contracts and related procurement regulations;
- any dissatisfaction of our users with the deployment, training, and support services provided by us and our partners;
- delays in the reflection of downturns or upturns in new sales in our operating results associated with long sales cycles and our subscription model;
- our ability to predict the rate of customer subscription renewals or adoptions;
- the technical, legal, and regulatory environment in connection with our use of new and evolving technologies in our offerings, such as AI;
- any adverse litigation results;
- our ability to successfully integrate our applications with third-party technologies;
- any failure to protect our intellectual property rights or any lawsuits against us for alleged infringement of third-party proprietary rights;
- the impact of continuing global economic and geopolitical volatility;

- the fluctuation of our quarterly results;
- our existing and future debt obligations; and
- the limited ability of third parties to influence corporate matters due to our dual class structure and to seek a merger, tender offer, or proxy contest due to Delaware law and provisions in our organizational documents.

Risks Related to Our Business and Industry

Any slowdown or failure in our technical operations infrastructure or applications may subject us to liabilities and adversely affect our reputation and operating results.

We have experienced significant growth in the number of users, transactions, and data that our operations infrastructure supports. If we do not accurately predict our infrastructure requirements or fail to adapt and scale, we may see an increase in service outages or delays, or significant increases in operating costs, which may adversely affect our business and operating results.

We have experienced, and may in the future experience, defects, system disruptions, outages, and other performance problems, including the failure of our applications to perform properly. These problems may be caused by a variety of factors, including infrastructure and software or code changes, vendor issues, software and system defects, human error, viruses, worms, security attacks (internal and external), fraud, spikes in customer usage, and denial of service issues. For example, in July 2025, we identified and subsequently remediated an issue impacting reporting from high-volume data sources in the tenants of certain customers that may have yielded incomplete queries without displaying an error message. In addition, we may also encounter difficulties integrating acquired technologies, which may result in the failure of our applications to perform properly. All of these issues may result in increased operational costs, delays in new feature rollouts, customer loss, reputational damage, and legal or regulatory liability, including liability under customer contracts.

Such issues have, and may in the future, result in certain parties having unauthorized access to data, which could increase the scope of our liability. Because of the large amount of data that we collect and process in our systems, and the sensitive nature of such data, it is possible that these issues could result in significant disruption, data loss or corruption, or cause the data to be incomplete or contain inaccuracies that our customers and other users regard as significant.

Furthermore, our applications are essential to many of the business processes for our customers. For example, our financial management application is essential to our and our customers' financial planning, reporting, and compliance programs. Any interruption in our service may affect the availability, accuracy, or timeliness of such programs and as a result could damage our reputation, cause our customers to terminate their use of our applications, require us to issue refunds for prepaid and unused subscription services, require us to compensate our customers for certain losses, and prevent us from gaining additional business from current or future customers. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers and negatively impact demand for our applications.

Our insurance policies, including our errors and omissions insurance, may be inadequate or may not be available in the future on acceptable terms, or at all, to protect against claims and other legal actions arising from breaches of our contracts, disruptions in our service, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters, or otherwise. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly.

We depend on data centers and other infrastructure operated by third parties, as well as internet availability, and any disruption in these operations could adversely affect our business and operating results.

We host our applications and serve our customers and users globally from data centers operated by third parties and rely upon third-party vendors to operate certain aspects of our services. We control our applications and data, but we do not control the facilities, operations, and physical security of these locations. Disruption of or interference at these locations has and could in the future impact our operations and our business could be adversely impacted. For example, we have experienced disruptions at certain of our co-location data centers in the U.S. due to high temperatures and power outages that resulted in a brief temporary outage of our services for a subset of our customers. These facilities may also be subject to cybersecurity breaches, capacity constraints, financial difficulties, break-ins, sabotage, intentional acts of vandalism and similar misconduct, natural catastrophic events, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operations, and our disaster recovery planning may not account for all eventualities.

Furthermore, our customers and other users access our applications through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers' and other users' access to our applications, which could adversely affect their perception of our applications' reliability and our revenues. In addition, certain countries have implemented or may implement legislative and technological actions that either do or can effectively regulate access to the internet, including the ability of internet service providers to limit access to specific websites or content.

Any changes in service levels with our infrastructure providers, or any errors, defects, disruptions, or other performance problems with our applications or the infrastructure on which they run, including internet infrastructure, could adversely affect our reputation and may damage our customers' or other users' data or result in lengthy interruptions in our services. Interruptions in our services might adversely affect our reputation and operating results, cause us to issue refunds or service credits to customers, subject us to potential liabilities, result in contract terminations, or adversely affect our renewal rates.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for enterprise cloud applications, including AI-powered solutions, are highly competitive, with relatively low barriers to entry for some applications or services. Some of our competitors are larger and have greater name recognition, significantly longer operating histories, access to larger customer bases, larger marketing budgets, and significantly greater resources to devote to the research, development, promotion, and sale of their products and services than we do. This may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions.

Our primary competitors are Oracle and SAP, well-established providers of financial management and HCM applications, which have long-standing relationships with customers and partners. Some customers may be hesitant to switch vendors or to adopt cloud applications such as ours and may prefer to maintain their existing relationships with competitors. We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, and from vendors of specific applications that address only one or a portion of our applications, some of which offer cloud-based or AI-powered solutions. These vendors include, without limitation: Anaplan, Inc., ADP, Coupa Software Inc., Dayforce, Inc., Microsoft, ServiceNow, Inc., and UKG Inc. We may also face greater competition from non-specialist solutions relying on generic large language models ("LLMs"), generative AI, and general-purpose agents to address a broad range of business needs. In order to take advantage of customer demand for cloud and AI-powered applications, legacy vendors are expanding their cloud or AI-powered applications through acquisitions, strategic alliances, and organic development. In addition, other cloud or AI platform companies that provide services in different target markets or industries may develop applications or acquire companies that operate in our target markets or industries, and some potential customers may elect to develop their own internal applications. As the market evolves and as existing and new market participants introduce new types of technologies, such as generative and agentic AI, and different approaches that enable organizations to address their HCM and financial needs, our ability to maintain market differentiation may affect our competitive position.

Furthermore, our current or potential competitors may be acquired by, or merge with, third parties with greater available resources and the ability to initiate or withstand substantial price competition. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their offerings, integrations, or resources. Many of our competitors also have major distribution agreements with consultants, system integrators, and resellers and such partners may prefer to maintain their existing relationships with competitors. With the introduction of new technologies, such as generative AI, we expect competition to intensify in the future. As we attempt to sell our products and solutions to potential and current customers, we must demonstrate that our products and solutions are superior to other solutions available to their organizations, including generic LLMs, software created using natural language prompts and generative AI (referred to as vibe coding) and other emerging technologies. If our competitors' products, services, or technologies, including generative and agentic AI capabilities, become more accepted than our products, if their customer support efforts are preferred by customers, if they are successful in bringing their products or services to market earlier than ours, if they scale at a faster rate, or if their products or services are more technologically capable or resonate more with the market than ours, including having more or easier to use integrations for software solutions used and preferred by our customers, then our revenues could be adversely affected. In addition, our competitors may offer their products and services at a lower price, or may offer price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers. Due to the complex nature of implementing financial management solutions, the lifecycle of the contracts for such solutions tends to be long. Therefore, if we lose a current customer to a competitor or fail to secure a prospective customer for financial management solutions, there is a long duration before we will be able to approach that customer again with our sales efforts for such solutions. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses, or a failure to maintain or improve our competitive market position, any of which could adversely affect our business and operating results.

We may lose key employees or be unable to attract, enable, and retain highly skilled employees.

Our success and future growth depend largely upon the continued services of our executive officers, other members of senior management, and other key employees. We do not have employment agreements with our executive officers or other key employees that require them to continue to work for us for any specified period, and they could terminate their employment with us at any time. We have and may continue to execute our growth plan through strategic investments to attract and retain executive officers, senior management, or other key employees that may not be offset by increased performance or revenues. In February 2026, Aneel Bhusri, formerly Executive Chair, assumed the role of CEO and Carl Eschenbach ceased to serve as CEO. Key employee and executive leadership changes have the potential to disrupt our business, impact our ability to preserve our culture, negatively affect our ability to attract and retain talent, or otherwise have a serious adverse effect on our business and operating results.

To execute our growth plan, we must attract, enable, develop, and retain highly qualified talent. Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit and retain highly skilled and experienced employees, especially in the areas of product development, cybersecurity, senior sales executives, and engineers with significant experience in designing and developing software and internet-related services, especially in AI and emerging technologies. The expansion of our sales infrastructure, both domestically and internationally, is necessary to grow our customer base and business. Our business may be adversely affected if our efforts to attract and enable new members of our direct sales force do not generate a corresponding increase in revenues. We have experienced, and we expect to continue to experience, significant competition in hiring and retaining employees with appropriate qualifications.

We must also continue to retain, develop, and motivate existing employees through our compensation practices, company culture, and career development opportunities. The compensation and incentives we have available to attract, retain, and motivate employees may not meet the expectations of current and prospective employees as the competition for talent intensifies. For example, our equity awards may become less effective if our stock price decreases or increases at a slower rate than our talent competitors. Further, our current and future office environments and our current hybrid work policy may not meet the expectations of our employees or prospective employees, and may amplify challenges in recruiting and retention. We believe that a critical component of our success has been our corporate culture and our core values. As we continue to grow and change, we may find it difficult to maintain our corporate culture among a larger number of employees who are dispersed throughout various geographic regions, including difficulties due to managing the complexities of communicating with all employees. Efforts to restructure our workforce may be disruptive and adversely impact employee morale or our corporate culture. Failure to maintain or adapt our culture could negatively affect our ability to attract new employees or to retain our current employees and our business and future growth prospects could be adversely affected.

We rely on our network of partners to drive additional growth of our revenues, and if these partners fail to perform, our ability to sell and distribute our products may be impacted, and our operating results and growth rate may be harmed.

Our strategy for additional growth depends, in part, on sales generated through our network of partners and professional services provided by our partners. If the operations of these partners are disrupted, including as a direct or indirect result of recent macroeconomic conditions, our own operations may suffer, which could adversely impact our operating results. Identifying partners, negotiating and documenting relationships with them, and marketing and promoting partnerships requires significant time and resources, and we cannot ensure that these partnerships will result in increased customer adoption or usage of our applications or increased revenue. We may be at a disadvantage if our competitors are effective in providing incentives to our current or potential partners to favor their products or services or to prevent or reduce subscriptions to our services, or in negotiating better rates or terms with such partners, particularly in international markets where our potential partners may have existing relationships with our competitors. In addition, acquisitions of our partners by our competitors could end our strategic relationship with such acquired partner and result in a decrease in the number of our current and potential customers.

Our partner training and educational programs may not be effective or utilized consistently by partners. New partners may require extensive training and/or may require significant time and resources to achieve productivity, and such requirements may deter potential partners due to the significant time and financial investment required. Changes to our direct go-to-market models and expanded product and service offerings may cause friction with our partners, require increased time and financial investment, and may increase the risk in our partner ecosystem. The actions of our partners may subject us to lawsuits, potential liability, and reputational harm if, for example, any of our partners misrepresent the functionality of our products to prospective or current customers, fail to perform services to our customers' expectations, or violate laws or our corporate policies, such as laws and policies around privacy, cybersecurity, and responsible AI. In addition, we resell certain products and services offered by our partners and could incur potential liability and reputational harm if our partners fail to provide such products and services as represented to customers. Our partners may utilize our platform to develop products and services that could potentially compete with products and services that we offer currently or in the future. Concerns over competitive matters or intellectual property ownership could constrain these partnerships. If we fail to effectively manage and grow our network of partners, maintain good relationships with our partners, or properly monitor the quality and efficacy of their service delivery, or if our partners do not effectively market and sell our subscription services, use greater efforts to market and sell their own products or services or those of our competitors, or fail to meet the needs or expectations of our customers, our ability to sell our products and efficiently provide our services may be impacted, and our operating results and growth rate may be harmed.

If we are not able to realize a return on our current development efforts or offer new features, enhancements, and modifications to our products and services that are desired by current or potential customers, our business and operating results could be adversely affected.

Developing software applications and related enhancements, features, and modifications, including those involving AI, including generative and agentic AI or other emerging technologies, is expensive, and the investment in product development often involves a long return on investment cycle. We believe that we must continue to dedicate a significant amount of resources to our development efforts to maintain our competitive position. Accelerated application introductions and short application life cycles require high levels of expenditures that could adversely affect our operating results if not offset by revenue increases. However, we may not receive significant revenues from these investments for several years, if at all. If we are unable to provide new features, enhancements to user experience, and modifications in a timely and cost-effective manner that achieve market acceptance, align with customer expectations, and that keep pace with rapid technological developments and changing regulatory landscapes, it may negatively impact our customer renewal rates, limit the market for our solutions, or impair our ability to attract new customers and our business and operating results could be adversely affected. For example, AI is propelling advancements in technology, but if we fail to innovate and keep up with advancements in AI technology, if Workday's AI-powered solutions, including our current and planned agentic AI solutions, fail to be delivered as planned or at all, fail to operate as expected or to meet customer expectations, if we fail to successfully monetize our AI-powered solutions, or if we do not have sufficient access to development resources and the technologies required to build and improve our applications, our business and reputation may be harmed.

If we are not able to realize a return on the investments we have made toward entering new markets and new lines of business, our business and operating results could be adversely affected.

We continue to seek opportunities to enter into new markets and/or new lines of business, some of which we may have very limited or no experience in. For example, we have and continue to make significant targeted investments in entering the medium-enterprise and U.S. federal government markets and see our success in these markets as key contributors to our future growth. Additionally, we have made and continue to make significant investments in platform offerings and AI, including generative AI and agentic capabilities. As an entrant to new markets and new lines of business, we may not be effective in convincing prospective customers that our solutions will address their needs, and we may not accurately estimate our infrastructure needs, human resource requirements, or operating expenses with regard to these new markets and new lines of business. We may also fail to accurately anticipate adoption rates of these new lines of business or their underlying technology. Also, we may not be able to properly price our solutions in these new markets, which could negatively affect our ability to sell to customers. Furthermore, customers in these new markets or of the new lines of business may demand more or different features and professional services, which may require us to devote even greater research and development, sales, support, and professional services resources to such customers. If we fail to generate adequate revenues from these new markets and lines of business, or if we fail to do so within the envisioned timeframe, it could have an adverse effect on our business, financial condition, and operating results.

Our international presence, continued expansion, and sales to customers outside the U.S. or with international operations expose us to risks inherent in global operations.

The growth of our business and future prospects depends on our ability to further expand our operations and increase our sales outside of the U.S. as a percentage of our total revenues. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the U.S. Our investments and efforts to further expand internationally may not be successful in creating additional demand for our applications outside of the U.S. or in effectively selling subscriptions to our applications in all of the markets we enter. Risks associated with doing business on a global scale that could adversely affect our business, include:

- the need to develop, localize, and adapt our applications and customer support for specific countries;
- the need to successfully develop and execute on a localized go-to-market strategy;
- the need to adhere to local laws and regulations, including those related to data localization, privacy, and anti-corruption, which may make it more difficult to penetrate certain international market segments with highly specialized compliance, contracting, and data sovereignty requirements;

- difficulties in appropriately staffing and managing foreign operations and providing appropriate compensation and benefits for local markets;
- difficulties in leveraging executive presence, maintaining company culture globally, and conforming with local cultural contexts and customs;
- increased travel, real estate, infrastructure, and legal and regulatory compliance costs associated with international operations;
- different pricing environments, longer sales cycles, and longer trade receivables payment cycles, and collections issues;
- new and different sources of competition;
- potentially weaker protection for intellectual property and other legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other rights;
- laws, contracting approaches, customs, and business practices favoring local vendors over U.S.-based companies, which may be increased by geopolitical tensions;
- restrictive governmental actions focused on cross-border trade, such as import and export restrictions, duties, quotas, potential or imposed tariffs, trade disputes, and barriers or sanctions, as well as any retaliatory actions, that may prevent us from offering certain portions of our products or services to a particular market, may increase our operating costs, or may subject us to monetary fines or penalties;
- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, privacy, intellectual property, financial services, AI, and data protection laws and regulations, as well as challenges with differing legal, alternative dispute, and regulatory systems;
- increased compliance costs related to government regulatory reviews or audits, including those related to international cybersecurity and sustainability requirements;
- increased financial accounting and reporting burdens and complexities;
- the effects of currency fluctuations on our revenues and expenses and customer demand for our services;
- restrictions on the transfer of funds;
- adverse tax consequences and tax rulings; and
- unstable economic and political conditions.

Certain of the above factors have and may continue to negatively impact our ability to sell our applications and offer services globally, reduce our competitive position in foreign markets, increase our costs of global operations, reduce demand for our applications and services from global customers, or subject us to legal or regulatory liability. Additionally, the majority of our international costs are denominated in local currencies and we anticipate that over time an increasing portion of our sales contracts may be outside the U.S. and will therefore be denominated in local currencies. Fluctuations in the value of foreign currencies, which may be amplified by macroeconomic events, may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to predict our future results accurately. If we are not able to successfully hedge against the risks associated with foreign currency fluctuations, our financial condition and operating results could be adversely affected.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies, which could divert our management's attention, result in additional indebtedness or dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our applications, enhance our technical capabilities, obtain personnel, or otherwise offer growth opportunities. The pursuit of acquisitions may divert the attention of management, disrupt ongoing business, and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

These impacts may continue through integration activities. Moreover, we may be unable to complete proposed transactions timely or at all for a variety of reasons, such as our failure to obtain any necessary funding, the failure to obtain required regulatory or other approvals, or the impact of litigation or other disputes. We also may not achieve the anticipated benefits from an acquisition due to a number of factors, including:

- inability or difficulty integrating the intellectual property, technology infrastructure, and operations of the acquired business, including difficulty in addressing potential identified or unknown security risks or vulnerabilities of the acquired business or product;

- inability to retain key personnel or challenges in integrating the workforce from the acquired company, including the inability to maintain our culture and values;
- acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated;
- the impact on stockholder dilution and our operating results from the additional stock-based compensation issued in connection with the acquisition;
- difficulty in leveraging the data of the acquired business if it includes personal data;
- a failure to maintain the information systems of an acquired business, including difficulties in increasing or maintaining the security standards for acquired technology, which could increase the risk of a security breach of such system;
- a failure to implement, restore, or maintain controls, procedures, or policies at the acquired company and an increased risk of non-compliance;
- multiple product lines or service offerings as a result of our acquisitions that are offered, priced, and supported differently, as well as the potential for such acquired product lines and service offerings to impact the profitability of existing products;
- the opportunity cost of diverting management and financial resources away from other products, services, and strategic initiatives;
- difficulties and additional expenses associated with synchronizing product offerings, customer relationships, and contract portfolio terms and conditions between Workday and the acquired business;
- known and unknown liabilities or risks associated with the acquired businesses, including those arising from existing contractual obligations or litigation matters;
- adverse effects on our brand, reputation, or existing business relationships with business partners and customers as a result of the acquisition, including integrating acquired technologies and a delay in market acceptance of and difficulty in transitioning new and existing customers to acquired product lines or services;
- risks and challenges presented by the use of innovative technologies that we acquire, such as AI;
- potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;
- inability to maintain relationships with key customers, suppliers, and partners of the acquired business;
- difficulty in predicting and controlling the effect of integrating multiple acquisitions concurrently;
- lack of experience in new markets, products, or technologies;
- difficulty in integrating operations and assets of an acquired foreign entity with differences in language, culture, or country-specific currency and regulatory risks;
- the inability to obtain (or a material delay in obtaining) regulatory approvals necessary to complete transactions or to integrate operations, or potential remedies imposed by regulatory authorities as a condition to or following the completion of a transaction, which may include divestitures, ownership or operational restrictions or other structural or behavioral remedies; and
- the failure of strategic acquisitions to perform as expected or to meet financial projections, which may be heightened due to recent macroeconomic events and market volatility.

In addition, a significant portion of the purchase price of companies we acquire has been and may in the future be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our operating results. Acquisitions could also result in use of substantial portions of our available cash, which may limit other potential uses of cash, and dilutive issuances of equity securities or the issuance of debt, which could adversely affect our operating results. If we finance acquisitions by issuing debt, we could face constraints related to the terms of and repayment obligation related to the incurrence of such indebtedness. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and operating results may suffer.

Our business could be adversely affected if our users are not satisfied with the deployment, training, and support services provided by us and our partners.

Implementation of our applications may be technically complicated because they are designed to enable complex and varied business processes across large organizations, integrate data from a broad and complex range of workflows and systems, and manage, develop, and build AI-powered solutions and agents, and may involve deployment in a variety of environments. Incorrect or improper implementation or use of our applications, including generative and agentic AI capabilities, could result in customer and user dissatisfaction and harm our business and operating results.

In order for our customers to successfully implement our applications, they need access to highly skilled and trained service professionals. Third parties provide a majority of deployment services for our customers, but professional services may also be performed by our own staff or by a combination of the two. If customers are not satisfied with the quality, timing, and cost of work performed by us or a third party or with the type of professional services or applications delivered, or if we or a third party have not delivered on commitments made to our customers, then we could incur additional costs to address the situation, the revenue recognition of the contract could be impacted, and the dissatisfaction with our services could damage our ability to expand the applications subscribed to by our customers. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers both domestic and abroad.

Customers and other users also depend on our support organization to provision the environments used by our customers and to resolve technical issues relating to our applications. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. Failure to maintain high-quality technical support and training, or a market perception that we do not maintain high-quality support or training, could adversely affect our reputation, our ability to offer and sell our applications, our renewal rates, and our business and operating results.

Our future success depends on the rate of customer subscription renewals, and our revenues or operating results could be adversely impacted if we do not achieve renewals at expected rates or on anticipated terms.

Our customers have no obligation to renew their subscriptions for our applications after the expiration of either the initial or renewed subscription period and it is difficult to predict attrition rates given our varied customer base and the number of multi-year subscription contracts. Our customers' renewal rates fluctuate as a result of a number of factors, including our mix of customer base and their level of satisfaction with our offerings and pricing, their awareness and adoption of the benefits and features of our applications, their ability to continue their operations and spending levels, reductions in their headcount, the evolution of their business, and the macroeconomic environment. Acquisitions of our customers by other companies have led, and could continue to lead, to cancellation of our contracts with those customers, thereby reducing the number of our existing and potential customers. If our customers do not renew their subscriptions for our applications on similar pricing terms or renew for fewer elements of our offerings or for a lower headcount, our revenues may decline, and we may not be able to meet our revenue projections, which could negatively impact our business and the market price of our Class A common stock.

Our future success also depends, in part, on our ability to sell additional products to our current customers, and the success rate of such endeavors is difficult to predict, especially with regard to any new lines of business that we may introduce from time to time. This has and may continue to require increasingly costly marketing and sales efforts that are targeted at senior management, and if these efforts are not successful, our business and operating results may suffer. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and customer receptiveness to any price changes related to these additional features and services. The markets and monetization strategies for certain of our offerings, including our agentic AI solutions and Workday Data Cloud, remain relatively new and uncertain and as a result, our expansion into such offerings, and related investments, may present additional risks and challenges. For example, we offer certain capabilities, including our AI agents, through Flex Credits, our new subscription-based flexible pricing model for certain AI solutions and platform capabilities, and may increase the number of products through which we do so. We have limited experience with determining optimal pricing for Flex Credits-based contracts and may face customer resistance to new pricing models or have lower levels of customer adoption of our AI solutions than we expect, which could negatively impact our business and operating results.

The use of new and evolving technologies in our offerings at Workday, including generative and agentic AI capabilities, may result in reputational harm and increased litigation, and adversely affect our operating results.

We are increasingly building and integrating AI into the Workday product suite, including generative and agentic AI, and we are increasingly using AI products and technologies in the course of running our business at Workday. As with many cutting-edge innovations, these technologies can present new risks and challenges. A quickly evolving technical, legal, and regulatory environment may cause us to incur increased research and development costs, or divert resources from other development efforts, to address ethical, legal, operational, or compliance requirements or other issues related to AI. For example, the European Union's ("EU") AI Act ("EU AI Act") puts new requirements on providers and deployers of AI technologies and we are currently working to ensure compliance with corresponding deadlines. Additionally, existing laws and regulations apply to the development and deployment of AI in new ways, the nature and extent of which are difficult to predict and subject to change over time. The risks and challenges presented by these technologies could undermine public confidence in AI and could increase costs and burdens to us and our customers, which could slow its adoption and affect our business. Many of our products are powered by AI, some of which include the use of generative and agentic AI, for use cases that could potentially impact human, civil, privacy, or employment rights and dignities. To the extent that the products and technologies we develop and deploy rely on the use of generative or agentic capabilities provided by third parties, we face additional uncertainties and liabilities, especially where such third-party capabilities may be insufficient, biased, inaccurate, or of poor quality. Any failure to accurately identify and address our responsibilities and liabilities in this uncertain environment, including with respect to third-party capabilities, and to adequately address relevant ethical and social issues that may arise with such technologies and use cases, as well as failure by others in our industry or actions taken by our customers, employees, suppliers, or end users (including misuse of these technologies), could negatively affect the adoption of our offerings and subject us to reputational harm, regulatory action, or litigation, which may harm our financial condition and operating results. We are currently defending against a lawsuit alleging that certain of our AI-related products and services enable discrimination, and although we believe that such claims lack merit, and the majority of the claims have been dismissed, legal proceedings can be lengthy, expensive, and disruptive to our operations and customers (particularly where, as in the present litigation, the plaintiff may seek to also litigate against certain of Workday's customers). We may be subject to other litigation and regulatory actions that may cause financial, competitive, and developmental impacts, and could lead to legal liability. Regardless of outcome, these types of claims have and could continue to cause reputational harm to our brand, including our ability to sell newly acquired products that use AI. Our employees, customers, or customers' employees who are dissatisfied with our public statements, policies, practices, or solutions related to the development and use of AI may express opinions that could introduce reputational or business harm, or cease their relationship with us.

If we fail to develop and maintain widespread positive awareness of our brand, our business may suffer.

We believe that developing and maintaining widespread positive awareness of our brand is critical to our growth and that the importance of maintaining positive brand awareness will increase as competition in our markets increases. Successfully promoting and maintaining our brand will depend on our ability to provide reliable solutions that meet the needs of our customers, our ability to successfully differentiate our products and solutions from those of our competitors, and the effectiveness of our marketing efforts. However, brand promotion activities may not generate the awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in promoting our brand.

If we fail to successfully promote and maintain positive awareness of our brand, or we fail to expand positive awareness of our newer solutions or products, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building investments. We have and may continue to experience reputational harm from, among other things, the introduction of new products, features, or services that do not meet customer expectations; our use of new and evolving technologies, including AI; service outages or disruptions; issues with product quality or performance; backlash from customers, government entities, or other stakeholders that disagree with our product offering decisions or public policy, ethical, or political positions; significant litigation or regulatory or government actions that negatively reflect on our business practices; and data security breaches or compliance failures. Additionally, the performance of our partners may affect our brand and reputation if customers do not have a positive experience with our partners' solutions or services. Any unfavorable publicity or perception of our brand or our applications, including any unfavorable candidate or end user experience, could negatively impact our ability to attract and retain customers and also make it more difficult to hire and retain employees.

If we are unable to successfully integrate our applications with a variety of third-party technologies, our business and operating results could be adversely affected.

We depend on relationships with third-party technology and content providers and other key suppliers, and are also dependent on third parties for the license of certain software and development tools that are incorporated into or used with our applications or used to help improve our own internal systems, processes, or controls. For example, we leverage software and services for development tools and to deliver applications from many third-party suppliers including AWS and Google Cloud. If the operations of these third parties are disrupted, our own operations may suffer, which could adversely impact our operating results. Additionally, if we are unsuccessful in establishing or maintaining our relationships with these third parties, or if the quality of their products or performance is inadequate, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer.

To the extent that our applications depend upon the successful integration and operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software, as well as cybersecurity threats or attacks related to such software could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications, result in increased costs, including warranty and other related claims from customers, and injure our reputation.

Any failure of our applications to operate effectively with future network platforms and other third-party technologies, or changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services, could reduce the demand for our applications, result in customer and end user dissatisfaction, and adversely affect our business and operating results.

The extent to which the continuing global economic and geopolitical volatility, and any resulting effect on customer spending, will continue to impact our business, financial condition, and operating results will depend on future developments, which are highly uncertain and difficult to predict.

We operate on a global scale, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. Global economic developments, including new or increased tariffs, geopolitical volatilities, downturns or recessions, political instability, and global health crises may negatively affect us or our ability to accurately forecast and plan our future business activity. In addition, volatile economic and geopolitical situations have led and could lead to further economic disruption. Any sustained adverse impacts from these and other recent macroeconomic events could materially and adversely affect our business, financial condition, operating results, and earnings guidance that we may issue from time to time, which could have a material effect on the value of our Class A common stock.

Our future revenues rely on continued demand by existing customers and the acquisition of new customers who may be subject to economic hardship due to recent macroeconomic events, including concerns about the impact of potential or imposed tariffs, inflation or the interest rate environment, and may delay or reduce their enterprise software spending to preserve capital and liquidity. In connection with recent macroeconomic events, we have experienced and may continue to experience delays in purchasing decisions from existing and prospective customers, increased demand for price concessions and delayed payment terms, and a reduction in customer demand. Our business, financial condition, and operating results may be negatively impacted in future periods due to the prolonged impacts of recent macroeconomic events, which may not be fully reflected in our operating results and overall financial performance until future periods.

To the extent recent macroeconomic events adversely affect our business, financial condition, and operating results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including our revenues, subscription revenue backlog, operating margin, profitability, and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Additionally, we typically sign a significantly higher percentage of agreements with new customers as well as renewal agreements with existing customers in the fourth quarter of each year, and this year-over-year compounding effect in billing patterns causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal year.

Our quarterly financial results may fluctuate as a result of a variety of factors, including the risks described in this "Risk Factors" section, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. The extent to which recent macroeconomic events could continue to impact our operating results will depend on future developments, which are highly uncertain and difficult to predict. Fluctuations in our quarterly results and related impacts to any earnings guidance we may issue from time to time, including any modification or withdrawal thereof, may negatively impact the value of our securities.

Catastrophic or climate-related events may disrupt our business.

Our corporate headquarters are located in Pleasanton, California, and we host our applications in data centers operated by third parties located in the U.S., Europe, Canada, and the Asia-Pacific region. The west coast of the U.S. contains active earthquake zones and the southeast is subject to seasonal hurricanes or other extreme weather conditions. Additionally, we rely on internal technology systems, our website, our network, and third-party infrastructure and enterprise applications, which are located in a wide variety of regions, for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or other natural disaster, or a catastrophic event such as fire, power loss, telecommunications failure, vandalism, civil unrest, cyber-attack, geopolitical instability, war, terrorist attack, acts of violence, insurrection, pandemics or other public health emergencies, or the effects of climate change (such as drought, flooding, heat waves, wildfires, increased storm severity, and sea level rise), we may be unable to continue our operations and have, and may in the future, endure system interruptions, and may experience delays in our product development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could cause reputational harm or otherwise have an adverse effect on our business and operating results. In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. We may be subject to increased regulations, reporting requirements, standards, or stakeholder expectations regarding climate change that may impact our business, financial condition, and operating results.

Our disclosures related to corporate responsibility and sustainability-related matters expose us to risks that could adversely affect our reputation and performance.

The positions we take on corporate responsibility and sustainability-related matters, human capital management initiatives, and ethical issues from time to time may impact our brand, reputation, or ability to attract or retain customers. In particular, our brand and reputation are associated with our environmental sustainability commitments (including our science-based targets), strong corporate governance practices, inclusivity, and ethical use, and any perceived changes in our dedication to these commitments could impact our relationships with potential and current customers, employees, stockholders, and other stakeholders.

Standards and requirements for tracking and reporting corporate responsibility and sustainability-related matters continue to evolve. Our failure to accomplish stated commitments or accurately track and report on these matters on a timely basis, or at all, could adversely affect our reputation and could expose us to increased scrutiny from the investment community as well as enforcement authorities. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by various regulatory bodies, and such standards have and may continue to change over time. If our sustainability or other corporate responsibility practices do not align with or meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquirer, or service provider could be negatively impacted. Conflicting laws, regulations, and executive orders and a lack of harmonization of legal and regulatory environments and stakeholder expectations across the jurisdictions in which we operate may create enhanced compliance risks and costs.

Risks Related to Cybersecurity, Data Privacy, and Intellectual Property

If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities.

Our applications involve the storage and transmission of our customers' and other users' sensitive and proprietary information, including personal or identifying information regarding our customers, their employees, job candidates, customers, prospects, and suppliers, as well as financial, accounting, health, and payroll data. Additionally, our operations and the availability of the services we provide also depend on our information technology systems. As a result, a compromise of our applications or systems, or unauthorized access to, acquisition, use, tampering, release, alteration, theft, loss, or destruction of sensitive data, or unavailability of data or our applications, has and could disrupt our operations or impact the availability or performance of our applications; expose us and our customers to regulatory obligations and enforcement actions, litigation, investigations, remediation and indemnity obligations, or supplemental disclosure obligations; damage our reputation and brand; or result in loss of customer, consumer, and partner confidence in the security of our applications, an increase in our insurance premiums, suspension or loss of authorization under the Federal Risk and Authorization Management Program ("FedRAMP") or other authorizations, impairment to our business, and other potential liabilities or related fees, expenses, or loss of revenues.

The financial and personnel resources we employ to implement and maintain security measures, including our information security risk insurance policy, may not be sufficient to address our security needs. The security measures we have in place vary in maturity across the organization and may not be sufficient to protect against security risks, preserve our operations and services and the integrity of customer and personal information, and prevent data loss, misappropriation, and other security breaches. Our logging may not be and has not been sufficient to fully investigate the scope of an incident. Our information systems have been and may in the future be compromised by computer hackers, employees, contractors, or vendors, as well as software bugs, human error, technical malfunctions, or other malfeasance.

Cybersecurity threats and attacks are often targeted at companies such as ours and may take a variety of forms ranging from individuals or groups of security researchers, including those who appear to offer a solution to a vulnerability in exchange for some compensation, and insiders, to sophisticated hacker organizations, including state-sponsored actors who may launch coordinated attacks, or attacks motivated by the type of data that is processed by our customers, including our public sector customers, on our platform. These threats may be directed not only at us, but also at third parties in our supply chain, including cloud service providers, software vendors, open-source software maintainers, and other service providers or partners whose products or services are integrated with or support our platform and solutions. In the normal course of business, we are and have been the target of malicious cyber-attack attempts and have experienced other security events, including those involving attempts to exploit vulnerabilities in third-party technologies or services on which we rely. As our market presence grows and as our ecosystem of partners, integrations, and service providers expands, we face increased risks of cybersecurity attack or other security threats, including supply chain attacks. Additionally, as AI technologies, including generative AI models, develop rapidly, threat actors are using these technologies to create sophisticated new attack methods that are increasingly automated, targeted, and coordinated and more difficult to defend against. Threat actors may also target our AI models in ways that we cannot yet anticipate. Examples of key cybersecurity risks include viruses, worms, ransomware, and other malicious software programs, along with social engineering attacks, fraud, credential theft or abuse, exploitation of software bugs or other defects, targeted attacks against cloud services and other hosted software, and exploitation of unmanaged software or systems, any of which can result in a compromise of our applications or systems and the data we store or process, and can result in disclosure of Workday confidential information and intellectual property, production downtimes, reputational harm, and an increase in costs to the business. For example, in August 2025, we were targeted as part of a social engineering campaign against many large organizations, resulting in unauthorized access to some of our internal systems including some commonly available business contact information in our third-party customer relationship management platform. As the techniques used to obtain unauthorized access or sabotage systems change frequently, are becoming increasingly sophisticated and complex, and often are not identified until they are launched against a target, and because evidence of unauthorized activity may not have been captured or retained, or may be proactively destroyed by unauthorized actors, we may be unable to anticipate or timely detect these attacks, assess the true impact they may have on our business and operations, or to implement adequate preventative measures. Any cyber-attacks and other security events may have a significant or material impact on our business and operating results.

There may also continue to be attacks targeting any vulnerabilities in our applications, internally built infrastructure, enhancements, and updates to our existing offerings, or in the many different underlying networks and services that power the internet that our products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Systems and processes designed to protect our applications, systems, software, and data, as well as customer data and other user data, and to prevent data loss and detect security breaches, may not be effective against all cybersecurity threats or perceived threats. We have been subject to such incidents, including through third-party service providers and in connection with acquisitions we have made. In addition, our software development practices have not and may not identify all potential privacy or security issues, and inadvertent disclosures of data have occurred and may occur again.

Additionally, remote work and resource access, including our hybrid work model, has and may continue to result in an increased risk of cybersecurity-related events, including phishing and other social engineering attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of our employees and our service providers continuing to work remotely from non-corporate managed networks. These risks may be further heightened by efforts by malicious actors to obtain or misuse authorized access credentials through deception or impersonation, including by posing as legitimate employees, contractors, or by infiltrating our workforce or service providers through fraudulent recruitment, onboarding, or credential-harvesting activities. If successful, such attacks could enable threat actors to gain persistent access to our systems, move laterally within our environment, exfiltrate sensitive data, disrupt operations, or facilitate additional cyber-attacks, and may be more difficult to detect or prevent due to the use of seemingly legitimate accounts and remote access tools.

Furthermore, we have acquired or partnered with a number of companies, products, services, and technologies over the years, and incorporated third-party products, services, and technologies into our own products and services. Addressing security issues associated with acquisitions, partnerships, incorporated technologies, and our supply chain requires significant resources, and we have inherited and may in the future inherit additional risks upon integration with or use by Workday. In addition, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may generally lose trust in the security of financial management, spend management, human capital management, planning, or analytics applications, or in cloud applications for enterprises in general. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation and indemnity costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, or result in lawsuits, regulatory fines, or other action or liabilities, any of which could adversely affect our business and operating results.

We rely on sophisticated information systems and technology, including those provided by third parties, for the secure collection, processing, transmission, and storage of confidential, proprietary, and personal information, and to support our business operations and the availability of our applications. In the past several years, supply chain attacks have increased in frequency and severity. As we are both a provider and consumer of information systems and technology, we are at higher risk of being impacted either directly or indirectly by these attacks. The control systems, cybersecurity program, infrastructure, physical facilities of, and personnel associated with third parties that we rely on or partner with are beyond our control. Our customers may authorize third-party technology providers to access their customer data and any unauthorized use of the third-party technology may result in unauthorized access to such data. The audits we periodically conduct of some of our third-party vendors do not guarantee the security of and may be unable to prevent security events impacting the information technology systems of third parties that are part of our supply chain or that provide valuable services to us, which have resulted and could result in the unauthorized access to data of Workday, our employees, our customers, our third-party partners, or other end users; acquisition, destruction, alteration, use, tampering, release, unavailability, theft or loss of confidential, proprietary, or personal data of Workday, our employees, our customers, our third-party partners, or other end users; or the disruption of our operations and our ability to conduct our business or the availability of our applications; or could otherwise adversely affect our business, financial condition, operating results, or reputation.

Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations, including those that seek to regulate access to data, may reduce the adoption of our applications, result in significant costs and compliance challenges, and adversely affect our business and operating results.

Legal requirements related to collecting, storing, handling, retaining, and transferring (collectively, "processing") personal data are rapidly evolving at both the national and international level in ways that require our business to adapt to comply with applicable laws and support customer compliance. As the complexity of our products grows, the regulatory focus on privacy intensifies worldwide, and jurisdictions increasingly consider and adopt privacy laws, the risks related to our business's processing of personal data also grow. In addition, possible adverse interpretations of existing privacy-related laws and regulations by regulators in jurisdictions where our customers operate, as well as the potential adoption of new privacy-related requirements, could impose significant obligations affecting our business or prevent us from offering certain services in jurisdictions where we operate.

Over the past five years, the global data privacy compliance landscape has grown increasingly complex, fragmented, and financially relevant to business operations. As a result, our data processing creates current and prospective risks related to increased regulatory compliance costs, government enforcement actions and/or financial penalties for non-compliance, and reputational harm. For example, the EU-U.S. Data Privacy Framework ("DPF") is in place under which EU data can legally be transferred to the U.S. However, it is facing legal challenges. As legal challenges to the DPF remain unresolved, uncertainty may continue regarding the legal requirements for transferring personal data from Europe, an integral aspect of our business that remains governed by, and subject to, General Data Protection Regulation ("GDPR") requirements. Failure to comply with the GDPR data processing requirements by either ourselves or our subprocessors could lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits, reputational damage, and loss of customers. Other new EU laws, including the EU Data Act, which primarily governs access to and use of non-personal data generated by digital services, have been, and may continue to be implemented, interpreted, and enforced in ways that impose additional rules and restrictions on the deployment, operation, or use of our products and services and may require us to adapt our business practices or contractual arrangements to comply with such requirements. Other countries such as Russia, China, Vietnam, and India have also passed or are in the process of passing laws imposing new requirements, including requirements related to consent and varying degrees of restrictive data residency or localization.

Regulatory developments in the U.S. present additional risks. For example, the California Consumer Privacy Act ("CCPA") took effect on January 1, 2020, and the California Privacy Rights Act ("CPRA"), which expands upon the CCPA, came into effect on January 1, 2023. The CCPA and CPRA give California consumers, including employees, certain rights similar to those provided by the GDPR, and also provide for statutory damages or fines on a per violation basis that could be very large depending on the severity of the violation. In addition, numerous states have enacted, or are considering, comprehensive privacy laws and other laws that touch on the processing of personal data in specific contexts, including in connection with artificial intelligence and automated systems, further contributing to a fragmented and evolving regulatory landscape that has and may continue to create compliance challenges.

Additionally, a final rule issued by the U.S. Department of Justice establishing a "Data Security Program" came into effect on April 8, 2025. The rule prohibits or restricts certain transactions that could result in access to bulk U.S. sensitive personal data or U.S. government-related data by countries of concern, including China (which includes Hong Kong and Macau). The rule imposes certain diligence, security, audit and record-keeping requirements, and may adversely impact certain of our global business operations, including by restricting or conditioning certain data access or transfers involving subsidiaries, affiliates, and vendors.

Furthermore, the U.S. Congress is considering numerous privacy bills, and the U.S. Federal Trade Commission continues to bring enforcement actions for unfair or deceptive data protection practices and may undertake its own privacy-related rulemaking. In addition to government activity, privacy advocacy and other industry groups have established or may establish various new, additional, or different self-regulatory standards that customers may require us to adhere to, which may place additional burdens on us. Increasing sensitivity of individuals to the unauthorized processing of personal data, whether real or perceived, and an increasingly uncertain trust climate has and may continue to create negative public reaction to technologies, products, and services such as ours or otherwise expose us to liability.

In addition, as AI technologies are increasingly used across the industry, including in connection with data analytics, automation, customer service, and decision-support features, the speed, scale, and complexity of data processing may increase, which may heighten data privacy risks. AI-enabled or agentic AI features may be targeted, misused, or produce outputs or inferences that implicate personal data in ways that are difficult to anticipate or control, potentially resulting in regulatory scrutiny, litigation, or reputational harm, even in the absence of a data breach.

Taken together, the costs of compliance with and other obligations imposed by data protection laws and regulations have and may continue to require modification of our services and operations, limit use or adoption of our services, slow the pace at which we close sales transactions, or otherwise adversely affect our business. In addition, data protection laws, regulations and related enforcement activities may lead to significant fines, penalties, or liabilities for noncompliance. These requirements may impact how personal data must be stored, accessed, and deleted within the products and services and impose certain limitations on how it may be used or shared. Further, the perception of privacy concerns, whether or not valid, may inhibit the adoption, effectiveness, or use of our applications or otherwise impact our business. Compliance with applicable laws and regulations regarding personal data may require changes in services, business practices, or internal systems that result in increased costs, lower revenue, reduced efficiency, or greater difficulty competing with foreign-based firms which could adversely affect our business and operating results.

Any failure to protect our intellectual property rights domestically and internationally could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We rely on patent, copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, suppliers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We have patent applications pending in the U.S. and throughout the world, but we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties, including those affiliated with state-sponsored actors, to copy or reverse engineer our applications, including with the assistance of insiders, and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the U.S. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the U.S.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in controlling access to and distribution of our applications and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our applications.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could have a serious adverse effect on our brand and business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that our applications and underlying technology infringe or violate their intellectual property rights, even if we are unaware of the intellectual property rights that others may claim cover some or all of our technology or services, and we may be found to be infringing such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, require us to change our products, technology, or business practices, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. In addition, we may be sued by third parties who seek to target us for actions taken by our customers, including through the use or misuse of our products. Even if we were to prevail in an intellectual property dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, from time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims.

Our applications utilize open source software, including open source AI models and platforms, and our strategy of investing in and acquiring such technologies introduces new and heightened risks. Any failure to comply with the terms of one or more of these open source licenses, or to manage the unique risks of open source AI, could negatively affect our business.

Our applications include software covered by open source licenses, which may include, by way of example, the GNU General Public License and the Apache License. Furthermore, our strategy includes acquiring and investing in open-source AI platforms and utilizing AI models that may be governed by novel or untested licenses with ambiguous terms, use-based restrictions, or uncertain legal interpretation. Few terms used in either traditional or new AI-focused open source licenses have been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. We attempt to comply with all open source licensing conditions that apply to our use of open source software. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. Our increasing integration of proprietary AI agents and platforms with open source components may heighten this "copyleft" risk. In addition, the license terms for certain previously open source software or models that we use have changed and the license terms for future versions of open source software that we use might change, requiring us to pay for a commercial license or re-engineer all or a portion of our technologies. In addition to risks related to open source license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business.

Beyond licensing compliance, our use of and investment in open source AI models and platforms create distinct and significant risks. Open source AI models may be trained on data of unknown or uncertain provenance, which could include copyrighted or otherwise proprietary, confidential, or private information. If our applications or the agents our customers build using our platforms incorporate such models, we could face claims for copyright infringement and other violations. Open source AI components may also be subject to "data poisoning" and other security vulnerabilities. Many of the risks associated with usage of open source software, particularly in the rapidly evolving field of AI, cannot be eliminated and could negatively affect our business.

Risks Related to Legal and Regulatory Matters

Unfavorable laws, regulations, interpretive positions, or standards governing new and evolving technologies that we incorporate into our products and services, including those involving AI uses, could result in significant cost and compliance challenges and adversely affect our business and operating results.

Many of our products and services currently utilize or will utilize new and evolving technologies such as AI. The overall regulatory environment governing these types of technologies is likely to evolve as government interest in these technologies increases. Regulation of these technologies, as well as other technologies that we utilize in our products and services, also varies greatly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Governments and agencies domestic and abroad may in the future change or amend existing laws, or adopt new laws, regulations, or guidance, or take other actions which may severely impact the permitted uses of our technologies. New and changing laws, regulations, executive orders, directives, and enforcement priorities can also create uncertainty about how such laws and regulations will be interpreted and applied to Workday.

For example, the technologies underlying AI and its uses are subject to a variety of laws and regulations, including those governing intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity, and are expected to be subject to new laws and regulations or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. and international governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their cybersecurity, data protection, and product safety laws to AI and its uses or are considering general legal frameworks for AI and its uses, such as the EU AI Act.

Any failure by us to comply with applicable laws, regulations, guidance, or other rules could result in costly litigation, penalties, or fines. In addition, these regulations and any related enforcement actions could establish and further expand our obligations to customers, individuals, and other third parties with respect to our products and services, limit the countries in which such products and services may be used, restrict the way we structure and operate our business, require us to divert development and other resources, and reduce the types of customers and individuals who can use our products and services. Furthermore, our customers may operate in foreign jurisdictions, including countries in which we don't operate, and may be subject to additional laws and regulations outside the scope of our products. Increased regulation and oversight of products or services which utilize or rely on these technologies may result in costly compliance burdens or otherwise increase our operating costs, detrimentally affecting our business. These new technologies could subject us to additional litigation brought by private parties, which could be costly, time-consuming, and distracting to management and could result in substantial expenses and losses.

We are subject to risks related to government contracts and related procurement regulations, which may adversely impact our business and operating results.

Our contracts with federal, state, local, and foreign government entities are subject to various procurement regulations and other requirements relating to their formation, award, administration, and performance, which present certain risks and challenges not present in private commercial agreements. These risks and challenges include varying governmental budgeting processes and appropriations, contracting policies and requirements, changes in governmental administrations and policies, fluctuations due to government spending cuts and shutdowns, pressure to reduce deficits through spending reductions, highly competitive and lengthy bidding processes, and adherence to complex regulatory requirements and executive orders, and may impact government spending or result in termination of government contracts or delays in contract awards, which could adversely affect our business and operating results. Further, we have experienced and may in the future experience challenges by third parties to contracts awarded with government entities, and our contracting with certain government entities may result in negative publicity or reputational harm.

Laws and regulations provide public sector customers with various rights, many of which are not typically found in commercial contracts. For example, some governmental contracts provide for termination by the government at any time, with or without cause, which can adversely affect our business and operating results and impact other existing or prospective government contracts. U.S. federal, state, and local government and foreign government contracts are generally subject to government funding authorizations and appropriations, and contracts may also be terminated due to a lack of government funds. Changes in government procurement policies, priorities, regulations, or technology initiatives may negatively impact our potential for growth in the government sector.

We have made, and may continue to make, significant investments to support our efforts to sell to government entities, including obtaining various authorizations and certifications. For example, we have obtained authorization under FedRAMP, which allows us to participate in the U.S. federal government market. Such authorization is subject to rigorous compliance and if we were to lose our authorization, it could inhibit or preclude our ability to contract with certain U.S. federal and state government customers. If we fail to maintain FedRAMP authorization, we may fail to retain existing customers or attract new customers that rely on our authorization under FedRAMP, which could subject us to liability, result in reputational harm, and adversely impact our financial condition or operating results. Government certification requirements applicable to our products and services may change, which could restrict our ability to sell into the public sector until we have received a certification or until we can account for these changes in our service or corporate controls.

We may be subject to additional audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, suspension of payments, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Adverse litigation results could have a material adverse impact on our business.

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, and have and could continue to cause reputational harm or other adverse consequences. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact in our consolidated financial statements could occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

Unanticipated tax laws or any change in the application of existing tax laws to us or our customers and unanticipated changes in our effective tax rate may adversely impact our profitability and financial results.

We operate and are subject to taxes in the U.S. and numerous other jurisdictions throughout the world. Changes to federal, state, local, or international tax laws on income, sales, use, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations have recently been enacted or are currently being considered by the U.S. and other countries where we do business. Contemplated legislative initiatives include, but are not limited to, changes to transfer pricing policies and definitional changes to permanent establishment that could be applied solely or disproportionately to services provided over the internet. These contemplated tax initiatives, if finalized and adopted by countries, may ultimately impact our effective tax rate and could adversely affect our sales activity resulting in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, and interest for past amounts. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to our customers (possibly with retroactive effect), which could require our customers to pay additional tax amounts with respect to services we have provided, fines or penalties, and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows. If our customers must pay additional fines or penalties, it could adversely affect demand for our services.

Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the valuation of deferred tax assets and liabilities and our ability to utilize them. We are also subject to tax examinations and it is possible that the final determination of any examinations will have an adverse effect on our operating results or financial position.

Risks Related to Financial Matters

Because we encounter long sales cycles when selling to large customers and we recognize subscription services revenues over the term of the contract, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription services revenues over time as services are delivered to the customer, which typically occurs over a period of three years or longer. As a result, most of the subscription services revenues we report in each quarter are derived from the recognition of unearned revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscription contracts in any single quarter may not be reflected in our revenue results for that quarter but will negatively impact our revenue in future quarters. Additionally, because much of our sales efforts are targeted at large enterprise customers, we face greater costs, longer sales cycles, less predictability in completing some of our sales, and varying deployment timeframes.

Our typical sales cycles for many new customers are six to twelve months but can extend for eighteen months or more, and we expect that this lengthy sales cycle may continue or expand as customers increasingly adopt applications across our platform. We have seen and may continue to see instances of increased scrutiny from existing and prospective customers and the lengthening of certain sales cycles. Longer sales cycles could cause our operating and financial results to suffer in a given period. Accordingly, the effect of significant downturns in sales and market acceptance of new applications, as well as potential changes in our pricing policies or rate of renewals, may not be fully reflected in our operating results until future periods. Additionally, we may be unable to adjust our cost structure to reflect any such changes in revenues. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as subscription services revenues from new customers generally are recognized over the applicable subscription term. Furthermore, our subscription-based model is largely based on the size of our customers' employee headcount. Therefore, the addition or loss of employees by our customers, including any significant reductions in force by our customers, or customer insolvencies resulting from severe economic hardship, can and has had an impact on our subscription services revenues. Prolonged decreases in our customers' headcounts can materially impact our business and operating results in any given period.

Our current and future indebtedness may adversely affect our financial condition and operating results.

In fiscal 2023, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027 ("2027 Notes"), $750 million aggregate principal amount of 3.700% notes due April 1, 2029 ("2029 Notes"), and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032 ("2032 Notes," and together with the 2027 Notes and the 2029 Notes, "Senior Notes"). Additionally, in April 2022, we entered into a credit agreement ("2022 Credit Agreement") which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. As of January 31, 2026, we had no outstanding revolving loans under the 2022 Credit Agreement.

We may incur substantial additional debt in the future, some of which may be secured debt. It is possible that we will not be able to repay this indebtedness when due or refinance this indebtedness on acceptable terms or at all.

In addition, our indebtedness could, among other things:

- make it difficult for us to pay other obligations;
- make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, debt service requirements, or other purposes;
- adversely affect our liquidity and result in a material adverse effect on our financial condition upon repayment of the indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;
- limit our flexibility in planning for and reacting to changes in our business;
- increase our vulnerability to the impact of adverse economic conditions, including rising interest rates (which can make refinancing existing indebtedness more difficult or costly); and
- negatively impact our credit rating, which could limit our ability to obtain additional financing in the future and adversely affect our business.

Our Senior Notes and 2022 Credit Agreement also impose restrictions on us and require us to maintain compliance with specified covenants. For example, our 2022 Credit Agreement includes a financial covenant that requires us to maintain a specific leverage ratio. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable. Any required repayment of our debt as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business.

We are subject to risks associated with our equity investments, including partial or complete loss of invested capital, and significant changes in the fair value of this portfolio could adversely impact our financial results.

We invest in early to late-stage companies for strategic reasons and to support key business initiatives, and we may not realize a return on our equity investments. Many such companies generate net losses and the market for their products, services, or technologies may be slow to develop or never materialize. These companies are often dependent on the availability of later rounds of financing from banks or investors on favorable terms to continue their operations. The financial success of our investment in any company is typically dependent on a liquidity event, such as a public offering, acquisition, or other favorable market event reflecting appreciation to the cost of our initial investment. The capital markets for public offerings and acquisitions are dynamic and the likelihood of liquidity events for the companies we have invested in has and could further deteriorate, which could result in a loss of all or a substantial part of our investment in these companies. Additionally, instability in the global banking system has created bank-specific and broader financial institution liquidity risks and concerns, which may have an adverse impact on the companies we have invested or may invest in.

Further, valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data and the anticipated valuation at the time of our investment may not meet our expectations. In addition, we may experience additional volatility to our results of operations due to changes in market prices of our marketable equity investments and the valuation and timing of observable price changes or impairments of our non-marketable equity investments. Volatility in the global market conditions, including recent economic disruptions, inflation, and ongoing volatility in the public equity markets, may impact our equity investments. This volatility could be material to our results in any given quarter and may cause our stock price to decline. In addition, our ability to mitigate this volatility and realize gains on investments may be impacted by our contractual obligations to hold securities for a set period of time. For example, to the extent a company we have invested in undergoes an initial public offering ("IPO"), we may be subject to a lock-up agreement that restricts our ability to sell our securities for a period of time after the public offering or otherwise impedes our ability to mitigate market volatility in such securities.

We may discover weaknesses in our internal controls over financial reporting, which may adversely affect investor confidence in the accuracy and completeness of our financial reports and consequently the market price of our securities.

As a public company, we are required to design and maintain proper and effective internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

The process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is challenging and costly. As we grow our operations and personnel, we will need to continue to improve our operational, financial, and management controls as well as our reporting systems and procedures. In the future, we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the Financial Industry Regulatory Authority, the SEC, or other regulatory authorities, which could require additional financial and management resources. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers, and negatively impact demand for our applications.

Risks Related to Ownership of Our Class A Common Stock

Our Co-Founders have control over key decision making as a result of their control of a majority of our voting stock.

As of January 31, 2026, our Co-Founder and CEO Emeritus David Duffield, together with his affiliates, held voting rights with respect to approximately 39 million shares of Class B common stock and 0.1 million shares of Class A common stock. As of January 31, 2026, our Co-Founder, CEO, and Chair of our Board of Directors, Aneel Bhusri, together with his affiliates, held voting rights with respect to approximately 8 million shares of Class B common stock and 0.4 million shares of Class A common stock. In addition, Mr. Bhusri holds 0.1 million restricted stock units ("RSUs"), which will be settled in an equivalent number of shares of Class A common stock. Further, Messrs. Duffield and Bhusri have entered into a voting agreement under which each has granted a voting proxy with respect to certain Class B common stock beneficially owned by him effective upon his death or incapacity as described in our registration statement on Form S-1 filed in connection with our IPO. Messrs. Duffield and Bhusri have each initially designated the other as their respective proxies. Accordingly, upon the death or incapacity of either Mr. Duffield or Mr. Bhusri, the other would individually continue to control the voting of shares subject to the voting proxy. Collectively, the shares described above represent a substantial majority of the voting power of our outstanding capital stock. As a result, Messrs. Duffield and Bhusri have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. As stockholders, even as controlling stockholders, they are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally.

In addition, Mr. Bhusri has the ability to significantly influence the management and affairs of our company as a result of his position as a member of our Board of Directors and an officer of Workday. Mr. Bhusri, in his capacity as a board member and officer, however, owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders.

The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founders, as well as with other executive officers, directors, and affiliates, which limits or precludes the ability of non-affiliates to influence corporate matters.

Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock that is publicly traded, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, directors, and other affiliates, together hold a substantial majority of the voting power of our outstanding capital stock as of January 31, 2026. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the conversion of all shares of all Class A and Class B shares to a single class of common stock on the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock. This concentrated control will limit or preclude the ability of non-affiliates to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Duffield and Mr. Bhusri retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

Our stock price has been volatile in the past and may be subject to volatility in the future.

The trading price of our Class A common stock has historically been volatile and could be subject to wide fluctuations in response to the risks described in this "Risk Factors" section, and other risks which are beyond our control. The factors that have and may in the future affect the trading price of our securities include, but are not limited to:

- guidance regarding our operating results and other financial metrics that we provide to the public, differences between our guidance and market expectations, our failure to meet our guidance, any withdrawal of previous guidance or changes from our historical guidance;
- changes in investor and analyst valuation models for our Class A common stock;
- the economy as a whole, political and regulatory uncertainty, and market conditions in our industry and the industries of our customers;
- announcements of technological innovations, new applications or enhancements to services, acquisitions, strategic alliances, or significant agreements by us or by our competitors;
- disruptions in our services due to computer hardware, software, or network problems or any announcements related to security incidents;
- announcements of customer additions and customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel;
- trading activity by directors, executive officers, and significant stockholders, or the perception in the market that the holders of a large number of shares intend to sell their shares;
- actions instituted by activist shareholders or others, and our response to such actions;
- any future issuances of our securities; and
- changes in the amounts or frequency of stock repurchases.

Additionally, the stock markets have at times experienced extreme price and volume fluctuations that have affected and may in the future affect the market prices of equity securities of many companies. These fluctuations have, in some cases, been unrelated or disproportionate to the operating performance of these companies. Further, the trading prices of publicly traded shares of companies in our industry have been particularly volatile and may be very volatile in the future.

In the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

We may not realize the anticipated long-term stockholder value of our share repurchase programs.

We have share repurchase programs under which we are authorized to repurchase shares of our Class A common stock. Such repurchases may be made through open market transactions, including through the use of trading plans intended to qualify under Rule 10b5-1, through privately negotiated transactions, or by other means, in each case in accordance with applicable securities laws and other restrictions. The share repurchase programs do not have an expiration date, may be suspended or discontinued at any time, and do not obligate us to acquire any amount of our Class A common stock.

Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Since first authorizing a share repurchase program, there have been periods of time during which we have been unable to repurchase shares, for example, due to the possession of material nonpublic information.

The existence of our share repurchase programs could cause our stock price to trade higher than it otherwise would and could potentially reduce the market liquidity for our stock. Our share repurchase programs may not enhance long-term stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of this program.

Repurchasing our common stock will reduce the amount of cash we have available to fund working capital, repayment of debt, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of our share repurchase programs. Furthermore, the timing and amount of any repurchases, if any, will be subject to liquidity, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, and other relevant factors.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law ("DGCL") may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of Workday more difficult, including the following:

- any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;
- our dual class common stock structure, which provides our Co-Founders with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;
- our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock:
  - certain amendments to our restated certificate of incorporation or amended and restated bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;
  - our stockholders will only be able to take action at a meeting of stockholders and not by written consent; and
  - vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;
- only our chair of the board, lead independent director of the board, chief executive officer, presidents, or a majority of our Board of Directors are authorized to call a special meeting of stockholders;
- certain litigation against us can only be brought in Delaware;
- we will have two classes of common stock until the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of Class A common stock; and
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, Section 203 of the DGCL imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock, which may discourage, delay, or prevent a change in control of our company.

Furthermore, the change in control repurchase event provisions of our Senior Notes may delay or prevent a change in control of our company, because those provisions allow note holders to require us to repurchase such notes upon the occurrence of a fundamental change or change in control repurchase event.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could depress the market price of our securities.

The exclusive forum provision in our organizational documents may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

Our restated certificate of incorporation and our bylaws, to the fullest extent permitted by law, provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There is uncertainty as to whether a court would enforce this exclusive forum provision with respect to claims under the Securities Act. If a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.

Our bylaws include a provision providing that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act ("Federal Forum Provision"). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. Application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

In addition, neither the exclusive forum provision in our restated certificate of incorporation nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; financial risks; and reputational risks. Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader overall risk assessment process, covering all company risks. As part of this process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

We have implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess and manage such material risks. Our approach includes: (1) an enterprise risk management program, which includes cybersecurity risks and is periodically refreshed; (2) security and privacy reviews designed to identify risks from many new features, software, and vendors; (3) a vulnerability management program designed to identify hardware and software vulnerabilities; (4) a variety of tools designed to monitor our networks, systems and data for suspicious activity; (5) an internal red team program, which simulates cyber threats, intended to allow us to fix vulnerabilities before threat actors identify them; (6) a threat intelligence program designed to model and research our adversaries; and (7) a variety of privacy, cybersecurity, and incident response trainings and simulations. We leverage industry standard security frameworks, including from the National Institute for Standards in Technology (NIST), the International Organization for Standardization (ISO), and the American Institute of Certified Public Accountants (AICPA), to evaluate our security controls, which vary in maturity across the business and are processes we work to continually improve.

We also maintain a privacy and cybersecurity incident response program to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Further, we conduct periodic tabletop exercises to test and fortify the controls of our cybersecurity incident response program. The incident response team assesses the severity and priority of incidents on a rolling basis, with escalations of higher severity cybersecurity incidents provided to our management team. If a cybersecurity incident is determined to be a potentially material cybersecurity incident, our disclosure controls and procedures define the steps to determine materiality and disclose such a material cybersecurity incident.

When appropriate, we use external service providers and consultants to assess or monitor the environment or otherwise assist with aspects of our cybersecurity controls and risk assessment process. Our risk management approach is supplemented by external and internal audits, which are designed to test the effectiveness of our security controls. We conduct penetration testing on a periodic basis and have established an external bug bounty program to allow security researchers to help identify vulnerabilities in our systems before they mature into real-world cybersecurity threats. We also maintain a vendor risk management program designed to identify and mitigate risks associated with third-party service providers, including those in our supply chain and those who have access to our customer or employee data or our systems. This program includes pre-engagement diligence, contractual security and notification provisions, and ongoing monitoring, as appropriate.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations, under the headings "*We depend on data centers and other infrastructure operated by third parties, as well as internet availability, and any disruption in these operations could adversely affect our business and operating results,*" "*If we are unable to successfully integrate our applications with a variety of third-party technologies, our business and operating results could be adversely affected,*" and "*If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities*" in our "Risk Factors" included in Part I, Item 1A of this report, which disclosures are incorporated by reference herein.

Governance

Our Board of Directors is actively involved in overseeing risks from cybersecurity threats. At least once a year, the Board of Directors discusses our programs and policies related to cybersecurity and risk initiatives and considers them closely both from a risk management perspective and as part of Workday's business strategy. Additionally, the Board of Directors has delegated to its Audit Committee oversight of cybersecurity risks and processes to manage them. Our Audit Committee is comprised entirely of independent directors who regularly evaluate cybersecurity risks.

The materials presented to our Board of Directors and Audit Committee include updates on our data security posture, results from third-party assessments, progress towards predetermined risk-mitigation-related goals, our incident response plan, and certain cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. The Board of Directors and Audit Committee generally receive materials, including a cybersecurity scorecard and other materials indicating current and emerging cybersecurity threat risks and describing our ability to mitigate those risks, and discuss such matters with our Chief Information Security Officer ("CISO"). Material cybersecurity threat risks are also considered during separate Board of Directors and committee meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, and other relevant matters.

Our CISO leads all aspects of our global cybersecurity program. Our CISO joined Workday in September 2025. Our CISO has more than 25 years of experience in cybersecurity defense, engineering, and governance, including leading security teams at several public companies. He also has a degree in computer information systems and a master's degree in telecommunications.

Our cybersecurity program is also supported by a cross-functional leadership team that contributes to our information security and privacy programs and practices, as well as identifies and mitigates security and privacy risks. This team includes our CIO and our Chief Legal Officer. This team contributes to the development of our cybersecurity strategy and is periodically updated regarding evolving cybersecurity risks and the in-place responsive actions. This team is also informed about the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described herein, including the operation of our incident response plan.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Pleasanton, California. It consists of approximately 1.0 million square feet of owned facilities and a 6.9 acre parcel of leased land. The land lease will expire in 2108. We also lease office space in various locations, including North America, Central America, Europe, and Asia Pacific, and data center capacity throughout the U.S. and Europe.

We believe that our facilities are suitable to meet our current needs. In the future, we may expand our facilities, add new facilities, or exit facilities as our needs evolve. We believe that suitable additional or alternative space will be available on commercially reasonable terms to accommodate any growth.

ITEM 3. LEGAL PROCEEDINGS

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences.

These claims, suits, actions, regulatory and government investigations, and other proceedings may include speculative, substantial, or indeterminate monetary amounts. We record a liability when we believe that it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both the likelihood of there being a liability and the estimated amount of a liability related to such matters. With respect to our outstanding matters, based on our current knowledge, we believe that the amount or range of reasonably possible liability will not, either individually or in aggregate, have a material adverse effect on our business, financial condition, operating results, or cash flows. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "WDAY". Our Class B common stock is not listed or traded on any stock exchange.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

Stockholders

As of March 4, 2026, there were 20 stockholders of record of our Class A common stock (not including an indeterminate number of beneficial holders of stock held in street name through brokers and other intermediaries) and 60 stockholders of record of our Class B common stock.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for more information regarding securities authorized for issuance.

Stock Performance Graph

The following shall not be deemed "soliciting material" or deemed "filed" for purposes of Section 18 of the Exchange Act, or subject to Regulation 14A or 14C, other than as provided by this Item 5, or to the liabilities of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the S&P 500 Index and the S&P 1500 Application Software Index. The chart assumes $100 was invested at the close of market on January 31, 2021, in our Class A common stock, the S&P 500 Index, and the S&P 1500 Application Software Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Comparison of Cumulative Total Return

Company/Index	1/31/2021	1/31/2022	1/31/2023	1/31/2024	1/31/2025	1/31/2026
Workday, Inc.	$ 100.00	$ 111.20	$ 79.74	$ 127.93	$ 115.18	$ 77.19
S&P 500 Index	100.00	123.28	113.13	136.65	172.66	200.84
S&P 1500 Application Software Index	100.00	110.90	89.84	135.58	147.25	125.07

Recent Sales of Unregistered Securities

In connection with acquisitions made during the three months ended January 31, 2026, we issued approximately 337 thousand shares of our Class A common stock and agreed to issue approximately 103 thousand shares of our Class A common stock, with such shares vesting in equal annual installments over three years, subject to service conditions. These issuances and agreements to issue were made in reliance on one or more of the following exemptions or exclusions from the registration requirements of the Securities Act: Section 4(a)(2) of the Securities Act, Regulation D promulgated under the Securities Act and Regulation S promulgated under the Securities Act.

Purchases of Equity Securities by the Issuer

The table below sets forth information regarding our purchases of our Class A common stock during the three months ended January 31, 2026 (in millions, except number of shares which are reflected in thousands, and per share data):

Period	Total Number of Shares Purchased [2]	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Program [2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1][2]
November 1, 2025 - November 30, 2025	2,157	$ 223.05	2,157	$ 3,927
December 1, 2025 - December 31, 2025	3,410	217.92	3,410	3,184
January 1, 2026 - January 31, 2026	1,332	207.01	1,332	2,908
Total	6,899		6,899	

(1)   Amounts exclude excise tax and commissions.

(2)   In May 2025, our Board of Directors authorized the repurchase of up to $1.0 billion of our outstanding shares of Class A common stock, and in September 2025, our Board of Directors authorized the repurchase of up to an additional $4.0 billion of our outstanding shares of Class A common stock. For further information, see Note 14, Stockholders' Equity, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in "Risk Factors" included in Part I, Item 1A of this report.

The following discussion of our financial condition and results of operations covers fiscal 2026 and 2025 items and year-over-year comparisons between fiscal 2026 and 2025. Discussions of fiscal 2024 items and year-over-year comparisons between fiscal 2025 and 2024 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, that was filed with the SEC on March 11, 2025.

Amounts in this report may not recalculate due to rounding. Year-over-year comparisons, operating margin, and net income per share are calculated using unrounded data.

Overview

Workday is the enterprise AI platform for managing people, money, and agents. We deliver cloud-based, AI-powered applications for HCM, financial management, spend management, and planning. Our diverse customer base includes emerging, medium-sized, and large global organizations within numerous industries, including financial services, government, higher education, healthcare, hospitality, manufacturing, professional and business services, retail, technology and media, and transportation. Workday helps customers deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making.

We have achieved significant growth since our inception in 2005, when we pioneered HCM in the cloud. As a result of our innovation and commitment to customer success, today we are a Fortune 500 company with more than 11,500 customers around the world. As we continue to grow, we are focused on driving sustainable, long-term subscription revenue growth by adding new customers and expanding our relationships with existing customers through increased adoption of our suite of solutions. Central to this effort is investing in strategic growth areas including developing innovative AI solutions, expanding internationally, growing our partner ecosystem, deepening our presence in industry verticals and the emerging and medium enterprise market, and exploring strategic acquisitions to complement our organic innovation. Our investments across these targeted growth areas may require additional costs, but we remain committed to optimizing resource allocation and realizing a return on our investments. Over time, we believe these investments will support revenue growth and a more scalable business.

We are focused on expanding our operating margin by driving scale and building efficiencies across the business through investments in people, processes, and systems. As a result of our focus on expanding operating margin, we expect our product development, sales and marketing, and general and administrative expenses as a percentage of total revenues will decrease over the longer term as we grow our revenues and invest in a disciplined manner to support our long-term growth objectives.

Financial Results Overview

The following table provides an overview of our key metrics (in millions, except percentages, basis points, and headcount data):

	As of and for the Years Ended January 31,		
	2026	2025	Change
Total revenues	$ 9,552	$ 8,446	13 %
Subscription services revenues	$ 8,833	$ 7,718	14 %
GAAP operating income	$ 721	$ 415	74 %
Non-GAAP operating income [1]	$ 2,824	$ 2,186	29 %
GAAP operating margin	7.5 %	4.9 %	263 bps
Non-GAAP operating margin [1]	29.6 %	25.9 %	368 bps
Operating cash flows	$ 2,939	$ 2,461	19 %
Free cash flows [1]	$ 2,777	$ 2,192	27 %
Total subscription revenue backlog	$ 28,101	$ 25,056	12 %
12-month subscription revenue backlog	$ 8,833	$ 7,631	16 %
Cash, cash equivalents, and marketable securities	$ 5,443	$ 8,017	(32)%
Headcount	21,070	20,482	3 %

(1)   See "Non-GAAP Financial Measures" below for further information.

Additional notable transactions from fiscal 2026 include:

- **Business combinations:** In September 2025, we acquired Paradox, a candidate experience agent that uses conversational AI to simplify every step of the job application journey, for purchase consideration of $1.1 billion, and in November 2025, we acquired Sana, a leading AI company building the next generation of enterprise knowledge tools, for purchase consideration of $1.1 billion.

- **Share repurchases**: During fiscal 2026, we repurchased approximately 12.8 million shares of our Class A common stock for $2.9 billion as part of our share repurchase programs.

- **Restructuring activities:** In February 2025, we announced a restructuring plan ("Fiscal 2026 Restructuring Plan"), intended to prioritize our investments and continue advancing our ongoing focus on durable growth. The plan resulted in the reduction of approximately 7.5% of our workforce and the exit of certain owned office space. In February 2026, we announced an additional restructuring plan ("Fiscal 2027 Restructuring Plan") intended to better align our people and resources to our highest priorities in fiscal 2027. The plan is expected to result in the reduction of approximately 2% of our workforce, and in the impairment of certain office space and long-lived assets. For fiscal 2026, we incurred approximately $303 million in costs related to these restructuring activities.

Impact of Current Economic Conditions

Recent macroeconomic events including increased tariffs, elevated inflation, and fluctuating interest rates and foreign currency exchange rates, as well as geopolitical instability, continue to impact the global economy and create uncertainty, volatility, and disruption of financial markets. As a result, we have experienced, and may continue to experience, a moderation of revenue growth rates due to deal scrutiny and the lengthening of certain sales cycles, particularly within net new opportunities, as well as reduced growth in headcount-level commitments upon renewals of existing customers. The extended sales cycles are particularly evident in the government, higher education, and healthcare industries which are tied to federal funding. Further, we have provided, and may continue to provide, certain customers with more flexible payment terms. For further discussion of the potential impacts of recent macroeconomic events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Components of Results of Operations

Revenues

We derive our revenues from subscription services and professional services. Subscription services revenues primarily consist of fees that provide customers access to our cloud applications, with standard and enhanced customer support. Professional services revenues include fees for deployment services, optimization services, and training.

Subscription services revenues accounted for approximately 92% of our total revenues for the fiscal year ended January 31, 2026, and represented 97% of our total unearned revenue as of January 31, 2026. Subscription services revenues are driven primarily by the number of customers, the number of workers at each customer, the specific applications subscribed to by each customer, and the price of our applications.

The mix of applications to which each customer subscribes can affect our financial performance due to price differentials in our applications. Pricing for our applications varies based on many factors, including the complexity and maturity of the application and its acceptance in the marketplace. New products or services offerings by competitors in the future could also impact the mix and pricing of our offerings.

Subscription services revenues are recognized over time as services are delivered, beginning on the date our service is made available to the customer. Our subscription contracts typically have a term of three years or longer and are generally noncancelable. We generally invoice our customers annually in advance for subscription services. We may provide certain customers flexible payment terms and the timing of revenue recognition may differ from the timing of invoicing to our customers.

Our professional services consulting engagements are billed on a time and materials or fixed price basis. We generally invoice our customers as the work is performed for time and materials arrangements, and in advance for fixed price arrangements. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed. In some cases, we supplement our consulting teams by subcontracting resources from our service partners and deploying them on customer engagements. As the Workday-related consulting practices of our partner firms continue to develop, we expect these partners to increasingly contract directly with our subscription customers for services engagements.

Subscription Revenue Backlog

Our subscription revenue backlog, which is also referred to as remaining performance obligations for subscription contracts, represents contracted subscription services revenues that have not yet been recognized and includes billed and unbilled amounts. Subscription revenue backlog may fluctuate from period-to-period due to a number of factors, including the timing of renewals and overall renewal rates, new business growth, average contract duration, business combinations, and seasonality.

Costs and Expenses

Costs of subscription services revenues. Costs of subscription services revenues consist primarily of expenses associated with hosting our applications and delivering standard and enhanced customer support services. These costs include employee-related expenses, expenses related to data center capacity and third-party hosted infrastructure, depreciation of our data center equipment, amortization of certain acquisition-related intangible assets, and allocated overhead.

Costs of professional services revenues. Costs of professional services revenues consist primarily of employee-related expenses associated with these services, subcontractor expenses, travel expenses, and allocated overhead.

Product development expenses. Product development expenses consist primarily of employee-related expenses associated with our efforts to add new features and applications, increase functionality, and enhance the ease of use of our cloud applications, as well as expenses related to third-party hosted infrastructure, and allocated overhead.

Sales and marketing expenses. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing programs, travel expenses, amortization of certain acquisition-related intangible assets, and allocated overhead. Marketing programs consist of advertising, events, corporate communications, brand awareness, brand ambassador campaigns, and product marketing activities. Sales commissions are considered incremental costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and amortized on a straight-line basis over a period of benefit that we have determined to be five years.

General and administrative expenses. General and administrative expenses consist primarily of employee-related expenses for our finance and accounting, legal, human resources, and information systems personnel, as well as professional services fees, allocated overhead, and other corporate expenses.

We allocate shared costs, such as facilities, IT, benefits, and recruiting, primarily based on headcount. As such, overhead expenses are reflected in each of the costs and expenses categories.

Restructuring expenses. Restructuring expenses are associated with a formal restructuring program and consist of charges related to workforce reductions, including employee transition, severance payments, and share-based compensation, as well as charges associated with the closure of facilities and other exit and disposal activities.

Results of Operations

Revenues

Our total revenues were as follows (in millions):

	Year Ended January 31,		
	2026	2025	2024
Subscription services	$ 8,833	$ 7,718	$ 6,603
Professional services	719	728	656
Total revenues	$ 9,552	$ 8,446	$ 7,259

Total revenues were $9.6 billion for fiscal 2026, compared to $8.4 billion for fiscal 2025, an increase of $1.1 billion, or 13%. Subscription services revenues were $8.8 billion for fiscal 2026, compared to $7.7 billion for fiscal 2025, an increase of $1.1 billion, or 14%. Approximately 60% of the increase in subscription services revenues was attributable to expansion within our customers that existed as of the beginning of the comparable prior year period, and the remaining 40% was attributable to customers added after the beginning of the comparable prior year period. Professional services revenues were $719 million for fiscal 2026, compared to $728 million for fiscal 2025, a decrease of $10 million, or 1%. The decrease in professional services revenues was driven by variation in project size and mix of deployment and integration services provided as we continue to expand and leverage our service partners.

Gross Revenue Retention Rate

Our growth in subscription services revenues attributable to existing customers is further reflected by our gross revenue retention rate of approximately 97% as of January 31, 2026. Our gross revenue retention rate measures the percentage of recurring revenue retained from existing customers and is calculated by taking total annual recurring revenue ("ARR") of our customers as of the corresponding prior period-end and comparing that to ARR from that same set of customers as of the current period-end. The metric takes into account recurring revenues lost to product or customer churn but does not account for additional revenue earned from add-ons or net expansions, which include volume and price adjustments. Our high gross revenue retention rate demonstrates our ability to maintain our existing customer base and drive strong overall customer satisfaction.

Our gross revenue retention rate is based on ARR, which represents the annualized value of active subscription contracts as of the end of each period. Each subscription contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. We exclude certain subscription contracts from the calculation, including contracts with terms less than one year that are distinct from our core product offering, such as contracts for tenants which are used for implementation and testing. To the extent that we are negotiating a renewal with a customer after the expiration of the subscription, ARR is only adjusted if the customer churns. We calculate ARR on a constant currency basis using exchange rates set at the beginning of each fiscal year.

Subscription Revenue Backlog

As of January 31, 2026, our total subscription revenue backlog was $28.1 billion, with $8.8 billion expected to be recognized in revenues over the next 12 months. As of January 31, 2025, our total subscription revenue backlog was $25.1 billion, with $7.6 billion expected to be recognized in revenues over the next 12 months. The increase in subscription revenue backlog was primarily driven by expansion within our existing customer base, sales to new customers, and timing of renewals for existing customers.

Costs and Expenses

Our costs and expenses were as follows (in millions):

| | Year Ended January 31, | | |
	2026	2025	2024
Costs of subscription services	$ 1,531	$ 1,266	$ 1,031
Costs of professional services	790	803	740
Product development	2,679	2,626	2,464
Sales and marketing	2,616	2,432	2,139
General and administrative	912	820	702
Restructuring	303	84	0
Total costs and expenses	$ 8,831	$ 8,031	$ 7,076

Total costs and expenses were $8.8 billion for fiscal 2026, compared to $8.0 billion for fiscal 2025, an increase of $800 million, or 10%. The increase in total costs and expenses included increases of $219 million in restructuring-related expenses, $159 million in third-party hosted infrastructure expenses, $212 million in employee-related expenses, net of restructuring-related cost savings, $81 million in facilities and IT-related expenses, $52 million related to professional services, $41 million in amortization of deferred sales commissions, $27 million in amortization of acquisition-related intangible assets, and $16 million related to marketing programs, offset by a reduction of $19 million in subcontractor expenses.

Costs of Subscription Services

Costs of subscription services were $1.5 billion for fiscal 2026, compared to $1.3 billion for fiscal 2025, an increase of $264 million, or 21%. The increase in costs of subscription services included increases of $139 million in third-party hosted infrastructure expenses, $74 million in employee-related expenses primarily due to delivering our enhanced customer support services, net of restructuring-related cost savings, $29 million in facilities and IT-related expenses, and $19 million in amortization of acquisition-related intangible assets.

We expect costs of subscription services will continue to increase in absolute dollars as we improve and expand our technical operations infrastructure, including third-party hosted infrastructure, and as we grow our enhanced customer support services.

Costs of Professional Services

Costs of professional services were $790 million for fiscal 2026, compared to $803 million for fiscal 2025, a decrease of $13 million, or 2%. The decrease in costs of professional services included a reduction of $19 million in subcontractor expenses offset by an increase of $7 million in facilities and IT-related expenses. Employee-related expenses remained relatively flat as a result of restructuring-related cost savings.

We expect costs of professional services as a percentage of total revenues to continue to decline as we expand and leverage our service partners to deploy our applications and focus on growing our subscription revenues.

Product Development

Product development expenses were $2.7 billion for fiscal 2026, compared to $2.6 billion for fiscal 2025, an increase of $55 million, or 2%. The increase in product development expenses included increases of $41 million in employee-related expenses, net of restructuring-related cost savings, $18 million in third-party hosted infrastructure expenses, and $14 million in facilities and IT-related expenses, offset by a reduction of $11 million related to professional services.

We expect product development expenses will continue to increase in absolute dollars as we improve and extend our applications and develop new technologies.

Sales and Marketing

Sales and marketing expenses were $2.6 billion for fiscal 2026, compared to $2.4 billion for fiscal 2025, an increase of $184 million, or 8%. The increase in sales and marketing expenses included increases of $76 million in employee-related expenses, net of restructuring-related cost savings, $41 million in amortization of deferred sales commissions, $19 million related to marketing programs, $17 million related to professional services, and $17 million in facilities and IT-related expenses.

We expect sales and marketing expenses to increase in absolute dollars as we continue to invest domestically and internationally to expand awareness of our brand and product offerings to attract new and existing customers.

General and Administrative

General and administrative expenses were $912 million for fiscal 2026, compared to $820 million for fiscal 2025, an increase of $92 million, or 11%. The increase in general and administrative expenses included increases of $45 million related to professional services, $20 million in employee-related expenses, net of restructuring-related cost savings, and $14 million in facilities and IT-related expenses.

We expect general and administrative expenses will continue to increase in absolute dollars as we continue to grow our business and invest in our people, processes, and systems to support our global operations.

Restructuring

Restructuring expenses were $303 million for fiscal 2026, of which approximately $186 million related to employee transition, severance payments, employee benefits, and share-based compensation, and $117 million related to impairment charges associated with office space and other long-lived assets.

Restructuring expenses were $84 million for fiscal 2025, of which approximately $65 million related to employee transition, severance payments, employee benefits, and share-based compensation, and $19 million related to impairment charges associated with office space.

For further information, see Note 21, Restructuring, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Share-based Compensation

Costs and expenses include share-based compensation expense as follows (in millions):

	Year Ended January 31,					
	2026		**2025**		**2024**	
Costs of subscription services	$	156	$	145	$	120
Costs of professional services		111		114		116
Product development		690		670		653
Sales and marketing		344		310		282
General and administrative		269		272		245
Restructuring		56		8		0
Total share-based compensation expense	$	1,626	$	1,519	$	1,416
Percentage of total revenues		17.0 %		18.0 %		19.5 %

Share-based compensation expense increased by $107 million during fiscal 2026, primarily due to restructuring activities and additional grants to new and existing employees.

Equity compensation is an important element of our compensation philosophy. While we expect share-based compensation expense to grow in absolute dollars as we expand our global workforce, we expect it to decline as a percentage of total revenues.

Operating Income and Operating Margin

GAAP operating income was $721 million, or 7.5% of revenues, in fiscal 2026, compared to $415 million, or 4.9% of revenues in fiscal 2025. The increase is primarily due to our revenue growth outpacing headcount growth, moderation of operating expenses, including share-based compensation, and restructuring-related cost savings, partially offset by restructuring expenses.

Non-GAAP operating income was $2.8 billion, or 29.6% of revenues, in fiscal 2026, compared to $2.2 billion, or 25.9% of revenues in fiscal 2025. The increase is primarily due to our revenue growth outpacing headcount growth, moderation of operating expenses, and restructuring-related cost savings.

Reconciliations of our GAAP to non-GAAP operating income and operating margin were as follows (in millions, except percentages). See "Non-GAAP Financial Measures" below for further information.

	Year Ended January 31,		
	2026	2025	2024
Operating income	$ 721	$ 415	$ 183
Share-based compensation expense [1]	1,570	1,511	1,416
Employer payroll tax-related items on employee stock transactions	62	76	66
Amortization of acquisition-related intangible assets	106	79	75
Acquisition-related costs	62	21	1
Restructuring costs	303	84	0
Non-GAAP operating income	$ 2,824	$ 2,186	$ 1,741
Operating margin	7.5 %	4.9 %	2.5 %
Share-based compensation expense [1]	16.4 %	17.9 %	19.5 %
Employer payroll tax-related items on employee stock transactions	0.7 %	0.9 %	0.9 %
Amortization of acquisition-related intangible assets	1.1 %	0.9 %	1.1 %
Acquisition-related costs	0.6 %	0.2 %	0.0 %
Restructuring costs	3.3 %	1.1 %	0.0 %
Non-GAAP operating margin	29.6 %	25.9 %	24.0 %

(1) Share-based compensation expense in the GAAP to non-GAAP reconciliation tables above excludes share-based compensation associated with restructuring activities of $56 million and $8 million for fiscal 2026 and 2025, respectively. These expenses are included in Restructuring costs.

Other Income, Net

Other income, net was as follows (in millions):

	Year Ended January 31,		
	2026	2025	2024
Total other income, net	$ 288	$ 223	$ 173

Other income, net increased by $65 million for fiscal 2026, primarily due to $77 million in higher net gains on equity investments and $26 million in higher realized net gains from the sale of debt securities to fund acquisition activities and share repurchases. These increases were offset by a $32 million reduction in interest income resulting from both decreased investment balances and lower interest rates.

Provision For (Benefit From) Income Taxes

The provision for (benefit from) income taxes was as follows (in millions):

	Year Ended January 31,		
	2026	2025	2024
Provision for (benefit from) income taxes	$ 316	$ 112	$ (1,025)

The income tax provision for fiscal 2026 and 2025 was primarily attributable to an increase in our U.S. pretax income and income tax expenses in profitable foreign jurisdictions.

On July 4, 2025, the One Big Beautiful Bill Act ("The 2025 Tax Act") was signed into law. The 2025 Tax Act makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and modifications to the international tax framework. The 2025 Tax Act did not have a material impact on our annual effective tax rate and reduced our domestic cash tax outflows for fiscal 2026. The 2025 Tax Act includes multiple effective dates, with certain provisions effective in fiscal 2026 and others phased in through fiscal 2028. We continue to evaluate the impact of the 2025 Tax Act's provisions that take effect in future periods.

The Organization for Economic Cooperation and Development ("OECD") released Pillar Two model rules defining a 15% global minimum tax for large multinational corporations. The OECD continues to release additional guidance and countries are implementing legislation, with widespread adoption of the Pillar Two Framework expected in the near future. Pillar Two rules are at varying stages of adoption across the jurisdictions where we operate. The specific rules and timeline to implement these rules vary by jurisdiction. The adoption of Pillar Two rules may affect our effective tax rate and current tax obligations and liabilities. While we do not currently anticipate Pillar Two rules to have a material impact on our consolidated financial results, we are monitoring developments from the OECD, governmental bodies, such as the EU, and intergovernmental economic organizations, to evaluate the impact of changing global tax laws.

For further information, see Note 17, Income Taxes, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Liquidity and Capital Resources

As of January 31, 2026, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $5.4 billion, which were primarily held for working capital and general corporate purposes. Our cash equivalents and marketable securities are primarily composed of, in order from largest to smallest, corporate bonds, U.S. treasury securities, money market funds, U.S. agency obligations, commercial paper, asset-backed securities, and supranational securities.

We believe our existing cash, cash equivalents, marketable securities, cash provided by operating activities, unbilled amounts related to the remaining term of contracted noncancelable subscription agreements, which are not reflected on the Consolidated Balance Sheets, and, if necessary, our borrowing capacity under our 2022 Credit Agreement that provides for $1.0 billion of unsecured financing, are sufficient to meet our working capital, capital expenditure, share repurchase, and debt repayment needs over the next 12 months and beyond.

Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, headcount growth, the timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, infrastructure development, and our investment and acquisition activities. As part of our strategy, we may choose to seek additional debt or equity financing, which may not be available on terms favorable to us or at all. Additionally, our cash provided by operating activities could be affected by various risks and uncertainties, including the "Risk Factors" included in Part I, Item 1A of this report.

Our cash flows were as follows (in millions):

| | Year Ended January 31, | | |
	2026	2025	2024
Net cash provided by (used in):			
Operating activities	$ 2,939	$ 2,461	$ 2,149
Investing activities	333	(1,781)	(1,751)
Financing activities	(3,319)	(1,150)	(268)
Effect of exchange rate changes	2	0	(1)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ (45)	$ (470)	$ 129

Operating Activities

Cash provided by operating activities was $2.9 billion and $2.5 billion for fiscal 2026 and 2025, respectively. The improvement in cash provided by operating activities was primarily the result of higher cash collections of $1.2 billion mainly due to increased sales, partially offset by increased supplier payments of $335 million to support our continued growth and increased employee-related payments of $272 million, which include payments made under the Fiscal 2026 Restructuring Plan.

Investing Activities

Cash provided in investing activities for fiscal 2026 was $333 million, which primarily resulted from net inflows of $2.6 billion as we converted marketable debt securities into cash to fund acquisition activities and share repurchases, offset by net outflows of $2.1 billion for acquisitions, and capital expenditures of $162 million mainly for office space projects.

Cash used in investing activities for fiscal 2025 was $1.8 billion, which primarily resulted from a net outflow of $667 million related to marketable debt securities activities, net outflows of $825 million for acquisitions, and capital expenditures of $269 million for data center and office space projects.

We expect capital expenditures will be approximately $270 million in fiscal 2027. This primarily includes investments in our office facilities to support our continued growth.

Financing Activities

Cash used in financing activities for fiscal 2026 was $3.3 billion, which was due to repurchases of common stock of $2.9 billion under our share repurchase programs and taxes paid of $616 million related to net share settlement of equity awards, offset by proceeds of $192 million from the issuance of common stock from employee equity plans.

Cash used in financing activities for fiscal 2025 was $1.2 billion, which was due to repurchases of common stock of $700 million under our share repurchase programs and taxes paid of $636 million related to net share settlement of equity awards, offset by proceeds of $186 million from the issuance of common stock from employee equity plans.

Free Cash Flows

In evaluating our performance internally, we focus on long-term, sustainable growth in free cash flows. We define free cash flows, a non-GAAP financial measure, as net cash provided by operating activities minus capital expenditures. See "Non-GAAP Financial Measures" below for further information.

Free cash flows were $2.8 billion for fiscal 2026, compared to $2.2 billion for the prior year period. The improvement was primarily the result of higher cash collections of $1.2 billion mainly due to increased sales and decreased capital expenditures of $107 million, partially offset by increased supplier payments of $335 million to support our continued growth and increased employee-related payments of $272 million, which include payments made under the Fiscal 2026 Restructuring Plan.

Reconciliation of our GAAP net cash provided by operating activities to non-GAAP free cash flows is as follows (in millions):

	Year Ended January 31,		
	2026	2025	2024
Net cash provided by operating activities	$ 2,939	$ 2,461	$ 2,149
Less: Capital expenditures	(162)	(269)	(232)
Free cash flows	$ 2,777	$ 2,192	$ 1,917

Share Repurchase Programs

We repurchase shares of our Class A common stock under share repurchase programs authorized by our Board of Directors. Under these programs, in accordance with applicable securities laws and other restrictions, we may repurchase shares of our Class A common stock through open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, or by other means. The timing and total amount of share repurchases will depend upon business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase programs have no expiration date, may be suspended or discontinued at any time, and do not obligate us to acquire any amount of Class A common stock.

Share repurchase programs authorized by our Board of Directors that were active during fiscal 2026 and 2025 were as follows (in millions):

Authorization Date	Amount Authorized	Authorization Completion Date
November 2022	$ 500	Q1 fiscal 2025
February 2024	500	Q3 fiscal 2025
August 2024	1,000	Q3 fiscal 2026
May 2025	1,000	Q4 fiscal 2026
September 2025	4,000	

As of January 31, 2026, we were authorized to repurchase a remaining $2.9 billion of our outstanding shares of Class A common stock under our share repurchase programs.

For further information, see Note 14, Stockholders' Equity, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Contractual Obligations

Our contractual obligations primarily consist of borrowings under our Senior Notes, agreements for third-party hosted infrastructure platforms for business operations, leases for office space and co-location facilities for data center capacity, and other purchase obligations entered into in the ordinary course of business. The table below includes our material contractual obligations, excluding imputed interest, as of January 31, 2026 (in millions). For further information, see the associated Notes to Consolidated Financial Statements included in Part II, Item 8 of this report referenced in the table below.

	Total	Payments Due by Period		Reference
		Short-term	Long-term	
Senior Notes [1]	$ 3,458	$ 110	$ 3,348	Note 11
Third-party hosted infrastructure platform obligations	1,056	298	758	Note 13
Operating leases	1,065	146	919	Note 12
Other purchase obligations	510	163	347	Note 13
Total	$ 6,089	$ 717	$ 5,372	

(1)   Consists of principal and interest payments on the Senior Notes.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), "Use of non-GAAP financial measures in Commission filings," defines and prescribes the conditions for use of non-GAAP financial information. Our measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows meet the definition of non-GAAP financial measures.

Non-GAAP Operating Income and Non-GAAP Operating Margin

We use the non-GAAP financial measures of non-GAAP operating income and non-GAAP operating margin to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short- and long-term operating plans, and to evaluate our financial performance. We believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

Our non-GAAP operating income and non-GAAP operating margin exclude the components listed below. For the reasons set forth below, we believe that excluding these components provides useful information to investors and others in understanding and evaluating our operating results and prospects in the same manner as management, in comparing financial results across accounting periods and to those of peer companies, and to better understand the long-term performance of our core business.

- *Share-based compensation expense.* Share-based compensation primarily consists of non-cash expenses for employee RSUs and our employee stock purchase plan. Although share-based compensation is an important aspect of the compensation of our employees and executives, this expense is determined using a number of factors, including our stock price, volatility, and forfeiture rates, that are beyond our control and generally unrelated to operational decisions and performance in any particular period. Further, share-based compensation expense is not reflective of the value ultimately received by the grant recipients.

- *Employer payroll tax-related items on employee stock transactions*. We exclude the employer payroll tax-related items on employee stock transactions in order to show the full effect that excluding share-based compensation expense has on our operating results. Similar to share-based compensation expense, this tax expense is dependent on our stock price and other factors that are beyond our control and do not correlate to the operation of our business.

- *Amortization of acquisition-related intangible assets*. For business combinations, we generally allocate a portion of the purchase price to intangible assets. The amount of the allocation is based on estimates and assumptions made by management and is subject to amortization. The amount of purchase price allocated to intangible assets and the term of the related amortization can vary significantly and are unique to each acquisition and thus we do not believe this activity is reflective of our ongoing operations. Although we exclude the amortization of acquisition-related intangible assets from these non-GAAP financial measures, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

- *Acquisition-related costs.* Acquisition-related costs include direct transaction costs, such as due diligence and advisory fees, and certain compensation and integration-related expenses. We exclude the effects of acquisition-related costs as we believe these transaction-specific expenses are inconsistent in amount and frequency and do not correlate to the operation of our business.

- *Restructuring costs.* Restructuring costs are associated with a formal restructuring plan and are primarily related to workforce reductions, the closure of facilities, and other exit and disposal activities. We exclude these expenses because they are not reflective of ongoing business and operating results.

Free Cash Flows

We define free cash flows as net cash provided by operating activities minus capital expenditures. We use free cash flows as a measure of financial progress in our business, as it balances operating results, cash management, and capital efficiency. We believe information regarding free cash flows provides investors and others with an enhanced view of cash flow generation from the ongoing operations of our business.

Limitations on the Use of Non-GAAP Financial Measures

A limitation of our non-GAAP financial measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows is that they do not have uniform definitions. Our definitions will likely differ from the definitions used by other companies, including peer companies, and therefore comparability may be limited. Further, these non-GAAP financial measures have certain limitations as they do not reflect all items of expense or cash that affect our operations and are reflected in the corresponding GAAP financial measures. In the case of share-based compensation, if we did not pay out a portion of compensation in the form of share-based compensation, the cash salary expense included in operating expenses would be higher, which would affect our cash position.

We compensate for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view our non-GAAP financial measures in conjunction with the most comparable GAAP financial measures.

See "Results of Operations—Operating Income and Operating Margin" for reconciliations from the most directly comparable GAAP financial measures of GAAP operating income and GAAP operating margin, to the non-GAAP financial measures of non-GAAP operating income and non-GAAP operating margin, for fiscal 2026, 2025, and 2024.

See "Liquidity and Capital Resources—Free Cash Flows" for a reconciliation from the most comparable GAAP financial measure, net cash provided by operating activities, to the non-GAAP financial measure, free cash flows, for fiscal 2026, 2025, and 2024.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report, the following accounting policies include specific estimates that involve a greater degree of judgment and complexity. Accordingly, these are the estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

We believe the area we apply the most critical judgment when determining revenue recognition relates to the identification of distinct performance obligations.

Identification of Performance Obligations

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Our contracts with customers may include multiple promises to transfer services to a customer. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as a single performance obligation may require significant judgment that requires us to assess the nature of the promise and the value delivered to the customer. We apply significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition.

Our primary performance obligations consist of subscription services and professional services. We satisfy these performance obligations over time as we transfer the promised services to our customers. Subscription services are made up of a daily requirement to deliver the service to the customer. Each day the delivery of the service provides value to the customer and each day represents a measure toward completion of the service. As such, subscription services meet the criteria to be a series of distinct services. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date, and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct as the professional services are not interrelated with subscription services nor do they result in significant customization of the subscription service. As such, we view professional services as a separate performance obligation to the customer.

At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation. For contracts that contain multiple performance obligations, we assess each promise separately and allocate the transaction price on a relative standalone selling price ("SSP") basis.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by exercising judgment, taking into consideration our customer contracts, our technology, and other factors.

Periodically, we review whether events or changes in circumstances have occurred that could impact the period of benefit. Any future changes in circumstances around the terms of our initial and renewal contracts, customer attrition, underlying technology life, and certain other factors may materially change the period of benefit and therefore the amortization amounts recognized on the Consolidated Statements of Operations. There was no change to the period of benefit during the periods presented.

Income Taxes

We record a provision for, or benefit from, income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. Significant judgment is required to evaluate uncertain tax positions. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our provision for (benefit from) income taxes in the period in which we make the change.

Business Combinations, Goodwill, and Acquisition-Related Intangible Assets

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the exception of contract assets and unearned revenue which are measured and recognized on the acquisition date in accordance with our revenue recognition policy. Any residual purchase price is recorded as goodwill. The purchase price allocation process requires us to make significant estimates and assumptions related to the fair value of identifiable intangible assets. Critical estimates used in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer contracts, expected life cycle and innovation timelines for acquired technologies, forecasted customer attrition rates and revenue growth, royalty rates for comparable market technologies, and discount rates. The amounts and estimated useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

Recent Accounting Pronouncements

See Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report for a full description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Recent macroeconomic events have resulted in negative impacts on global economies and financial markets, which may increase our foreign currency exchange risk and interest rate risk. For further discussion of the potential impacts of these events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies. As a result, our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As of January 31, 2026, our most significant currency exposures were the euro, British pound, Canadian dollar, and Australian dollar.

Due to our exposure to market risks that may result from changes in foreign currency exchange rates, we enter into foreign currency derivative hedging transactions to mitigate these risks. For further information, see Note 10, Derivative Instruments, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Interest Rate Risk on our Investments

We had cash, cash equivalents, and marketable securities totaling $5.4 billion and $8.0 billion as of January 31, 2026, and 2025, respectively. Cash equivalents and marketable securities were invested primarily in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, money market funds, asset-backed securities, and supranational securities. The cash, cash equivalents, and marketable securities are held primarily for working capital and general corporate purposes. Our investment portfolios are managed to preserve capital and meet liquidity needs. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of debt securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we sell securities that decline in market value due to changes in interest rates. Further, since our debt securities are classified as "available-for-sale," if the fair value of the security declines below its amortized cost basis, then any portion of that decline attributable to credit losses is recognized on the Consolidated Statements of Operations.

A hypothetical increase or decrease of 100 basis points in interest rates would have resulted in an approximately $59 million market value reduction or increase in our investment portfolio as of January 31, 2026. A hypothetical increase or decrease of 100 basis points in interest rates would have resulted in an approximately $89 million market value reduction or increase in our investment portfolio as of January 31, 2025. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Interest Rate Risk on our Debt

The Senior Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the Senior Notes are exposed to interest rate risk. Generally, the fair values of the Senior Notes will increase as interest rates fall and decrease as interest rates rise.

Borrowings under our 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a secured overnight financing rate ("SOFR") plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. Because the interest rates applicable to borrowings under the 2022 Credit Agreement are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing.

For further information, see Note 11, Debt, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WORKDAY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	52
Consolidated Balance Sheets	56
Consolidated Statements of Operations	57
Consolidated Statements of Comprehensive Income	58
Consolidated Statements of Stockholders' Equity	59
Consolidated Statements of Cash Flows	60
Notes to Consolidated Financial Statements	62

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Workday, Inc. (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company recognizes revenue primarily from subscription services and professional services contracts. Some of the Company's contracts contain multiple performance obligations. For these contracts, the Company assesses the performance obligations and accounts for those obligations separately if they are distinct.

Auditing the Company's determination of distinct performance obligations related to subscription services contracts was challenging. For example, there were nonstandard terms and conditions in certain subscription services contracts that required judgment to determine whether the distinct performance obligations were identified and accounted for appropriately.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to identify distinct performance obligations in subscription services contracts.

Among other audit procedures, we selected a sample of subscription services contracts and evaluated whether management appropriately identified and considered the terms and conditions and the appropriate revenue recognition. As part of our procedures, we evaluated the assessment of distinct performance obligations in these contracts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

San Francisco, California

March 6, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Workday, Inc.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Workday, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Paradox and Sana, which are included in the fiscal 2026 consolidated financial statements of the Company and constituted less than 1% of total and net assets (excluding goodwill and intangible assets, which were integrated into the Company's control environment) as of January 31, 2026 and less than 1% and 1.2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Paradox and Sana.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and our report dated March 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California

March 6, 2026

WORKDAY, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except number of shares which are reflected in thousands and per share data)

	As of January 31,	
	2026	2025
Assets		
Current assets:		
Cash and cash equivalents	$ 1,501	$ 1,543
Marketable securities	3,942	6,474
Trade and other receivables, net of allowance for credit losses of $16 and $10, respectively	2,332	1,950
Deferred costs	306	267
Prepaid expenses and other current assets	348	311
Total current assets	8,429	10,545
Property and equipment, net	1,093	1,239
Operating lease right-of-use assets	719	336
Deferred costs, noncurrent	634	561
Acquisition-related intangible assets, net	681	361
Deferred tax assets	829	1,039
Goodwill	5,229	3,478
Other assets	460	418
Total assets	$ 18,074	$ 17,977
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 142	$ 108
Accrued expenses and other current liabilities	454	296
Accrued compensation	642	578
Unearned revenue	5,010	4,467
Operating lease liabilities	130	99
Total current liabilities	6,378	5,548
Debt, noncurrent	2,987	2,984
Unearned revenue, noncurrent	71	80
Operating lease liabilities, noncurrent	704	279
Other liabilities	129	52
Total liabilities	10,269	8,943
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 750,000 shares authorized; 230,770 and 220,938 shares issued, respectively; 212,082 and 215,022 shares outstanding, respectively	0	0
Class B common stock, $0.001 par value; 240,000 shares authorized; 47,049 and 51,330 shares issued and outstanding, respectively	0	0
Additional paid-in capital	12,673	11,463
Treasury stock, at cost; 18,688 and 5,916 shares held, respectively	(4,220)	(1,308)
Accumulated other comprehensive income (loss)	(136)	84
Accumulated deficit	(512)	(1,205)
Total stockholders' equity	7,805	9,034
Total liabilities and stockholders' equity	$ 18,074	$ 17,977

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except number of shares which are reflected in thousands and per share data)

	Year Ended January 31,		
	2026	2025	2024
Revenues:			
Subscription services	$ 8,833	$ 7,718	$ 6,603
Professional services	719	728	656
Total revenues	9,552	8,446	7,259
Costs and expenses [(1)]**:**			
Costs of subscription services	1,531	1,266	1,031
Costs of professional services	790	803	740
Product development	2,679	2,626	2,464
Sales and marketing	2,616	2,432	2,139
General and administrative	912	820	702
Restructuring	303	84	0
Total costs and expenses	8,831	8,031	7,076
Operating income	721	415	183
Other income, net	288	223	173
Income before provision for (benefit from) income taxes	1,009	638	356
Provision for (benefit from) income taxes	316	112	(1,025)
Net income	$ 693	$ 526	$ 1,381
Net income per share, basic	$ 2.61	$ 1.98	$ 5.28
Net income per share, diluted	$ 2.59	$ 1.95	$ 5.21
Weighted-average shares used to compute net income per share, basic	265,097	265,257	261,344
Weighted-average shares used to compute net income per share, diluted	268,117	269,205	265,285

(1) Costs and expenses include share-based compensation expense as follows:

	Year Ended January 31,		
	2026	2025	2024
Costs of subscription services	$ 156	$ 145	$ 120
Costs of professional services	111	114	116
Product development	690	670	653
Sales and marketing	344	310	282
General and administrative	269	272	245
Restructuring	56	8	0
Total share-based compensation expense	$ 1,626	$ 1,519	$ 1,416

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Year Ended January 31,		
	2026	**2025**	**2024**
Net income	$ 693	$ 526	$ 1,381
Other comprehensive income (loss), net of tax:			
Net change in foreign currency translation adjustment	5	(7)	(1)
Net change in unrealized gains on available-for-sale debt securities, net of tax provision of $6, $2, $5, respectively	17	4	18
Net change in unrealized gains (losses) on cash flow hedges, net of tax provision (benefit) of $(11), $3, and $2, respectively	(242)	66	(49)
Other comprehensive income (loss), net of tax	(220)	63	(32)
Comprehensive income	$ 473	$ 589	$ 1,349

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except number of shares which are reflected in thousands)

	Year Ended January 31,		
	2026	2025	2024
Common stock:			
Balance, beginning of period	$ 0	$ 0	$ 0
Issuance of common stock under employee equity plans	0	0	0
Shares withheld related to net share settlement of equity awards	0	0	0
Balance, end of period	0	0	0
Additional paid-in capital:			
Balance, beginning of period	$ 11,463	$ 10,400	$ 8,829
Issuance of common stock under employee equity plans	192	186	177
Shares withheld related to net share settlement of equity awards	(614)	(649)	(22)
Share-based compensation	1,632	1,526	1,416
Balance, end of period	12,673	11,463	10,400
Treasury stock:			
Balance, beginning of period	(1,308)	(608)	(185)
Common stock repurchases under share repurchase programs	(2,912)	(700)	(423)
Balance, end of period	(4,220)	(1,308)	(608)
Accumulated other comprehensive income:			
Balance, beginning of period	84	21	53
Other comprehensive income (loss)	(220)	63	(32)
Balance, end of period	(136)	84	21
Accumulated deficit:			
Balance, beginning of period	(1,205)	(1,731)	(3,112)
Net income	693	526	1,381
Balance, end of period	(512)	(1,205)	(1,731)
Total stockholders' equity	$ 7,805	$ 9,034	$ 8,082

	Year Ended January 31,		
	2026	2025	2024
Common stock shares:			
Balance, beginning of period	266,352	263,862	257,991
Issuance of common stock under employee equity plans	7,869	7,959	7,739
Shares withheld related to net share settlement of equity awards	(2,700)	(2,579)	(95)
Common stock repurchased	(12,772)	(2,914)	(1,849)
Other share issuances	382	24	76
Balance, end of period	259,131	266,352	263,862

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended January 31,		
	2026	2025	2024
Cash flows from operating activities:			
Net income	$ 693	$ 526	$ 1,381
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	347	326	282
Share-based compensation expense	1,626	1,519	1,416
Amortization of deferred costs	292	251	213
Non-cash lease expense	116	103	96
Net (gains) losses on investments	(87)	16	19
Accretion of discounts on marketable debt securities, net	(61)	(113)	(149)
Deferred income taxes	218	33	(1,058)
Asset impairments	117	19	0
Other	7	(1)	(17)
Changes in operating assets and liabilities, net of business combinations:			
Trade and other receivables, net	(360)	(313)	(87)
Deferred costs	(404)	(337)	(342)
Prepaid expenses and other assets	(14)	50	69
Accounts payable	6	25	(72)
Accrued expenses and other liabilities	(26)	(41)	(95)
Unearned revenue	469	398	493
Net cash provided by operating activities	2,939	2,461	2,149
Cash flows from investing activities:			
Purchases of marketable securities	(2,721)	(4,786)	(6,150)
Maturities of marketable securities	2,339	3,846	4,519
Sales of marketable securities	2,937	273	144
Capital expenditures	(162)	(269)	(232)
Business combinations, net of cash acquired	(2,079)	(825)	(8)
Purchases of other intangible assets	0	(3)	(10)
Purchases of non-marketable equity and other investments	(21)	(22)	(16)
Sales of non-marketable equity and other investments	19	5	2
Other	21	0	0
Net cash provided by (used in) investing activities	333	(1,781)	(1,751)
Cash flows from financing activities:			
Repurchases of common stock	(2,895)	(700)	(423)
Proceeds from issuance of common stock from employee equity plans	192	186	177
Taxes paid related to net share settlement of equity awards	(616)	(636)	(22)
Net cash used in financing activities	(3,319)	(1,150)	(268)
Effect of exchange rate changes	2	0	(1)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(45)	(470)	129
Cash, cash equivalents, and restricted cash at the beginning of period	1,554	2,024	1,895
Cash, cash equivalents, and restricted cash at the end of period	$ 1,509	$ 1,554	$ 2,024

See Notes to Consolidated Financial Statements

	Year Ended January 31,		
	2026	2025	2024
Supplemental cash flow data:			
Cash paid for interest	$ 110	$ 110	$ 110
Non-cash investing and financing activities:			
Purchases of property and equipment, accrued but not paid	64	27	52
Taxes related to net share settlement of equity awards, accrued but not paid	11	13	0

	As of January 31,		
	2026	2025	2024
Reconciliation of cash, cash equivalents, and restricted cash as shown in the Consolidated Statements of Cash Flows:			
Cash and cash equivalents	$ 1,501	$ 1,543	$ 2,012
Restricted cash included in Prepaid expenses and other current assets	8	11	12
Total cash, cash equivalents, and restricted cash	$ 1,509	$ 1,554	$ 2,024

See Notes to Consolidated Financial Statements

Workday, Inc.

Notes to Consolidated Financial Statements

As used in this report, the terms "Workday," "registrant," "we," "us," and "our" mean Workday, Inc. and its subsidiaries unless the context indicates otherwise.

Amounts in this report may not recalculate due to rounding. Year-over-year comparisons, operating margin, and net income per share are calculated using unrounded data.

Note 1. Overview and Basis of Presentation

Description of the Business

Workday is a leading enterprise platform that provides organizations with solutions for human capital management ("HCM"), financial management, spend management, and planning. With Workday, our customers have an artificial intelligence ("AI")-powered cloud platform that helps them manage their people, money, and agents.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2026, for example, refer to the fiscal year ended January 31, 2026.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and include the results of Workday, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments, and assumptions include, but are not limited to, the identification of distinct performance obligations for revenue recognition, the determination of the period of benefit for deferred commissions, the realizability of deferred tax assets, the measurement of uncertain tax positions, the fair value and useful lives of assets acquired and liabilities assumed through business combinations, and the valuation of non-marketable equity investments. Actual results could differ from those estimates, judgments, and assumptions, and such differences could be material to our consolidated financial statements.

Segment Information

We operate as a single operating and reportable segment: cloud applications. Although we offer a variety of enterprise cloud solutions to a diverse global customer base, we operate in one operating segment because our business activities are managed on a consolidated basis, our service offerings all operate on the Workday platform and are deployed in a similar manner, and our Chief Operating Decision Maker ("CODM"), who is our Chief Executive Officer, allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Our CODM assesses performance and decides how to allocate resources based on Net income, as reported on the Consolidated Statements of Operations. Net income is used to evaluate the overall profitability of the business and to guide decisions on how to invest in and grow the business. Our CODM also reviews Total assets, as reported on the Consolidated Balance Sheets, and Capital expenditures, as reported on the Consolidated Statements of Cash Flows. Significant segment expenses include the costs and expenses presented on the Consolidated Statements of Operations. Other segment items include Other income, net and Provision for (benefit from) income taxes.

Note 2. Accounting Standards and Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered. Revenues are recognized net of any taxes collected from customers which are subsequently remitted to governmental authorities.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

Subscription Services Revenues

Subscription services revenues primarily consist of fees that provide customers access to our cloud applications, with standard and enhanced customer support. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. To date, we have not allocated any significant variable consideration to the transaction price. Our subscription contracts are generally three years or longer in length and are generally noncancelable.

Professional Services Revenues

Professional services revenues primarily consist of consulting fees for deployment and optimization services, as well as training. Our consulting contracts are billed on a time and materials basis or a fixed price basis. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the cloud applications sold, customer demographics, and the number and types of users within our contracts.

We use a range of amounts to estimate SSP for both subscription and professional services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the performance obligations. We use historical sales transaction data, among other factors, to determine the SSP for each distinct performance obligation. Our SSP ranges are reassessed on a periodic basis or when facts and circumstances change. Changes in SSP for our services can evolve over time due to changes in our pricing practices that are influenced by market competition, changes in demand for our services, and other economic factors.

Contract Balances

We generally invoice our customers annually in advance for our subscription services. For our professional services, we generally invoice customers as the work is performed for time and materials arrangements, and in advance for fixed price arrangements. Payment terms and conditions vary by contract type and by customer, and payment is generally required within 30 days from date of invoicing. The timing of revenue recognition may differ from the timing of invoicing customers, and these timing differences result in trade receivables, contract assets, or contract liabilities (unearned revenue) on the Consolidated Balance Sheets.

Trade Receivables and Contract Assets

We record a trade receivable when an unconditional right to consideration exists, such that only the passage of time is required before payment of consideration is due. A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. The current and noncurrent portions of contract assets are included in Trade and other receivables, net and Other assets, respectively, on the Consolidated Balance Sheets.

We maintain an allowance for credit losses for expected uncollectible trade receivables and contract assets, which is recorded as an offset to trade receivables or contract assets. We assess our allowance for credit losses by taking into consideration forecasts of future economic conditions, information about past events, such as our historical trend of write-offs, and customer-specific circumstances, such as bankruptcies and disputes. For current trade receivables and contract assets, we assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The allowance for credit losses is recorded in General and administrative expenses on the Consolidated Statements of Operations.

Unearned Revenue

Contract liabilities consist of unearned revenue, which is recorded when we invoice in advance of revenues being recognized from our contracts. Unearned revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current unearned revenue and the remaining portion is recorded as noncurrent.

Fair Value Measurement

We measure our cash equivalents, marketable securities, and foreign currency derivative contracts at fair value at each reporting period using a fair value hierarchy that requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, we measure our non-marketable equity investments for which there has been an impairment or an observable price change from an orderly transaction for identical or similar investments of the same issuer at fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase. Our cash equivalents generally consist of investments in U.S. treasury securities, commercial paper, and money market funds.

Debt Securities

Debt securities generally consist of investments in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, asset-backed securities, and supranational securities. We classify our debt securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. We consider all debt securities as funds available for use in current operations, including those with maturity dates beyond one year, and therefore classify these securities as current assets on the Consolidated Balance Sheets. Debt securities included in Marketable securities on the Consolidated Balance Sheets consist of securities with original maturities at the time of purchase greater than three months, and the remaining securities are included in Cash and cash equivalents. Realized gains or losses from the sales of debt securities are based on the specific identification method.

When the fair value of a debt security is below its amortized cost, the amortized cost should be written down to its fair value if (i) it is more likely than not that management will be required to sell the impaired security before recovery of its amortized basis or (ii) management has the intention to sell the security. If neither of these conditions are met, we must determine whether the impairment is due to credit losses. To determine the amount of credit losses, we compare the present value of the expected cash flows of the security, derived by taking into account the issuer's credit ratings and remaining payment terms, with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recorded in Other income, net on the Consolidated Statements of Operations. Non-credit related losses are recorded in Accumulated other comprehensive income (loss) ("AOCI").

If quoted prices for identical instruments are available in an active market, debt securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. To date, all of our debt securities can be valued using one of these two methodologies.

Equity Investments

Non-Marketable Equity Investments Measured Using the Measurement Alternative

Non-marketable equity investments measured using the measurement alternative include investments in privately held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. These investments are recorded at cost and are adjusted for observable transactions for same or similar securities of the same issuer or impairment events. These investments are included in Other assets on the Consolidated Balance Sheets. Additionally, we assess our non-marketable equity investments quarterly for impairment. Adjustments and impairments are recorded in Other income, net on the Consolidated Statements of Operations.

Marketable Equity Investments

We may hold marketable equity investments with readily determinable fair values over which we do not own a controlling interest or exercise significant influence. Marketable equity investments are included in Marketable securities on the Consolidated Balance Sheets. They are measured using quoted prices in active markets with changes recorded in Other income, net on the Consolidated Statements of Operations.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expenses on the Consolidated Statements of Operations.

Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments to manage foreign currency exchange risk. Derivative instruments are measured at fair value and recorded as either an asset or liability on the Consolidated Balance Sheets. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges ("cash flow hedges"), which we use to hedge a portion of our forecasted foreign currency revenue and expense transactions, the gains or losses are recorded in AOCI on the Consolidated Balance Sheets and subsequently reclassified to the same line item as the hedged transaction on the Consolidated Statements of Operations in the same period that the hedged transaction affects earnings. The effectiveness of the cash flow hedges is assessed quantitatively using regression at inception of the hedge and on an ongoing basis. For derivative instruments not designated as hedging instruments ("non-designated hedges"), which we use to hedge a portion of our net outstanding monetary assets and liabilities, the gains or losses are recorded in Other income, net on the Consolidated Statements of Operations in the period incurred. Cash flows from the settlement of forward contracts designated as cash flow hedges and non-designated hedges are classified as operating activities on the Consolidated Statements of Cash Flows.

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, except for land which is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as shown in the table below.

Computers, equipment, and software	2 - 10 years
Buildings	10 - 60 years
Leasehold improvements	shorter of the related lease term or ten years
Furniture, fixtures, and transportation equipment	5 - 12 years
Land improvements	15 years

Business Combinations

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the exception of contract assets and unearned revenue which are measured and recognized on the acquisition date in accordance with our revenue recognition policy. Any residual purchase price is recorded as goodwill. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, including uncertain tax positions and tax-related valuation allowances, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations.

In the event that we acquire a company in which we previously held an equity interest, the difference between the fair value of the shares as of the date of the acquisition and the carrying value of the equity investment is recorded as a non-cash gain or loss within Other income, net on the Consolidated Statements of Operations.

Goodwill and Acquisition-Related Intangible Assets

Acquisition-related intangible assets with finite lives are amortized over their estimated useful lives. Goodwill is not amortized, but is tested for impairment at least annually, and more frequently upon the occurrence of certain events.

Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate to determine the present value of lease payments.

We have elected to combine lease and non-lease components for each of our existing underlying leases and to exclude leases with a term of 12 months or less from our Consolidated Balance Sheets. We recognize variable lease costs, including common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor, in the Consolidated Statements of Operations in the period incurred. Options to extend or terminate a lease are included in the lease term when it is reasonably certain that we will exercise such options.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment, acquisition-related intangible assets, and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Recoverability is measured by comparing the carrying value to the future undiscounted cash flows we expect the asset or asset group to generate. Any excess of the carrying value of the asset or asset group above its fair value is recognized as an impairment loss.

Treasury Stock

Treasury stock is accounted for using the cost method and recorded as a reduction to Stockholders' equity on the Consolidated Balance Sheets. Incremental direct costs to purchase treasury stock, including excise tax and commissions, are included in the cost of the shares acquired.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $181 million, $204 million, and $194 million for fiscal 2026, 2025, and 2024, respectively.

Share-Based Compensation

We measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), and purchases under our employee stock purchase plan ("ESPP"), on the Consolidated Statements of Operations.

For RSUs and PSUs, fair value is based on the closing price of our common stock on the grant date. Compensation expense for RSUs, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period. Compensation expense for PSUs is recognized using the accelerated attribution method over the requisite service period when it is probable that the performance conditions will be satisfied.

For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the offering period. We determine the assumptions for the option-pricing model as follows:

- *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the ESPP purchase rights.
- *Expected Term.* The expected term represents the period that our ESPP is expected to be outstanding. The expected term for the ESPP approximates the offering period.
- *Volatility.* The volatility is based on a blend of historical volatility and implied volatility of our common stock. Implied volatility is based on market traded options of our common stock.
- *Dividend Yield.* The dividend yield is assumed to be zero as we have not paid and do not expect to pay dividends.

Restructuring

Restructuring costs are associated with a formal restructuring plan and are primarily related to workforce reductions, the closure of facilities, and other exit and disposal activities. For involuntary employee termination benefits not provided under an ongoing benefit arrangement, costs are recognized when the plan is communicated to the employees. For ongoing employee benefit arrangements, inclusive of statutory requirements, costs are recognized when it becomes probable that an obligation has been incurred and the amount can be reasonably estimated. Costs related to contracts without future benefit or contract termination are recognized at the earlier of the contract termination or the cease-use dates, and losses on owned real estate are recognized when all of the held-for-sale criteria are met. The liabilities for restructuring charges are generally included in Accrued expenses and other liabilities or Accrued compensation on the Consolidated Balance Sheets.

Income Taxes

We record a provision for (benefit from) income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. To the extent the assessment of such tax position changes, such difference will affect the provision for (benefit from) income taxes in the period in which we make the determination. We recognize interest accrued and penalties related to unrecognized tax benefits in the provision for (benefit from) income taxes.

Warranties and Indemnification

Our cloud applications are generally warranted to perform materially in accordance with our online documentation under normal use and circumstances. Additionally, our contracts generally include provisions for indemnifying customers against liabilities if use of our cloud applications infringe a third party's intellectual property rights. We may also incur liabilities if we breach the security, privacy, and/or confidentiality obligations in our contracts. To date, we have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements, as a result of these obligations.

In our standard agreements with customers, we commit to defined levels of service availability and performance and, under certain circumstances, permit customers to receive credits in the event that we fail to meet those levels. In the event our failure to meet those levels triggers a termination right for a customer, we permit a terminating customer to receive a refund of prepaid amounts related to unused subscription services. To date, we have not experienced any significant failures to meet defined levels of availability and performance and, as a result, we have not accrued any liabilities related to these agreements on the consolidated financial statements.

Foreign Currency Exchange

The functional currency for certain of our foreign subsidiaries is the U.S. dollar, while others use local currencies. We translate the foreign functional currency financial statements to U.S. dollars for those entities that do not have the U.S. dollar as their functional currency using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments are recorded in AOCI on the Consolidated Balance Sheets. Foreign currency transaction gains and losses are included in Other income, net on the Consolidated Statements of Operations.

Concentrations of Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, debt securities, derivative instruments, and trade and other receivables. Our deposits exceed federally insured limits.

No customer individually accounted for more than 10% of trade and other receivables, net as of January 31, 2026, or 2025. No customer individually accounted for more than 10% of total revenues during fiscal 2026, 2025, or 2024.

Other than the United States ("U.S."), no country individually accounted for more than 10% of total revenues during fiscal 2026, 2025, or 2024.

In order to reduce the risk of disruption of our cloud applications, we host our applications in data centers operated by third parties located in the U.S., Europe, Canada, and the Asia-Pacific region. These data centers include third-party hosted infrastructure, including Amazon Web Services and Google Cloud, and co-location data centers. Procedures are in place to restore services in the event of disruption at one of these data center facilities. Even with these procedures for disaster recovery in place, our cloud applications could be significantly interrupted during the implementation of the procedures to restore services.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. We adopted this ASU on a prospective basis effective February 1, 2025. For further information, see Note 17, Income Taxes.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for the application of the current expected credit loss model to current accounts receivable and contract assets. We early adopted this ASU on a prospective basis effective November 1, 2025. In accordance with this practical expedient, for current trade receivables and contract assets, we assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The adoption had no material impact on our consolidated financial statements during fiscal 2026.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires the disclosure of additional information about specific expense categories in the notes to the financial statements. This ASU is effective for annual periods beginning in our fiscal 2028, and interim periods beginning in the first quarter of our fiscal 2029, with early adoption permitted. The updated standard allows for adoption on a prospective or retrospective basis. We are currently evaluating the effect the updated standard will have on our financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the internal-use software costs capitalization model by eliminating stage-based rules and replacing them with a principles-based framework to be more aligned with modern software development practices. This ASU is effective for interim and annual reporting periods beginning in the first quarter of our fiscal 2029, with early adoption permitted as of the beginning of an annual reporting period. Entities may adopt the guidance using prospective application, retrospective application, or a modified transition approach. We are currently evaluating the effect the updated standard will have on our consolidated financial statements and related disclosures.

Note 3. Investments

Debt Securities

As of January 31, 2026, debt securities consisted of the following (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 1,820	$ 11	$ 0	$ 1,831
U.S. agency obligations	265	1	0	266
Corporate bonds	1,874	22	0	1,896
Commercial paper	164	0	0	164
Asset-backed securities	155	2	0	157
Supranational securities	26	0	0	26
Total debt securities	$ 4,304	$ 36	$ 0	$ 4,340
Included in Cash and cash equivalents	$ 398	$ 0	$ 0	$ 398
Included in Marketable securities	$ 3,906	$ 36	$ 0	$ 3,942

As of January 31, 2025, debt securities consisted of the following (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 2,069	$ 4	$ (1)	$ 2,072
U.S. agency obligations	634	2	0	636
Corporate bonds	3,532	11	(3)	3,540
Commercial paper	294	0	0	294
Asset-backed securities	104	0	0	104
Supranational securities	5	0	0	5
Total debt securities	$ 6,638	$ 17	$ (4)	$ 6,651
Included in Cash and cash equivalents	$ 177	$ 0	$ 0	$ 177
Included in Marketable securities	$ 6,461	$ 17	$ (4)	$ 6,474

The following table presents the fair values of debt securities as of January 31, 2026, by remaining contractual maturity (in millions). Actual maturities may differ from contractual maturities because borrowers may have certain prepayment conditions.

	January 31, 2026
Due within 1 year	$ 1,691
Due 1 year through 5 years	2,547
Due 5 years through 10 years	73
Due after 10 years	29
Total debt securities	$ 4,340

Interest receivable of $33 million and $53 million was included in Prepaid expenses and other current assets on the Consolidated Balance Sheets as of January 31, 2026, and 2025, respectively.

As of January 31, 2026, and 2025, unrealized losses on our debt securities were not material. We did not recognize any credit losses related to our debt securities during the periods presented.

We sold $2.9 billion, $273 million, and $59 million of debt securities during fiscal 2026, 2025, or 2024, respectively. The realized net gains from the sales were $27 million in fiscal 2026 and immaterial in fiscal 2025 and 2024.

Equity Investments

Equity investments consisted of the following (in millions):

	Consolidated Balance Sheets Location	As of January 31,			
		2026		**2025**	
Money market funds	Cash and cash equivalents	$	694	$	988
Non-marketable equity investments measured using the measurement alternative	Other assets		230		244
Total equity investments		$	924	$	1,232

Total realized and unrealized gains and losses associated with our equity investments consisted of the following (in millions):

	As of January 31,					
	2026		**2025**		**2024**	
Net realized gains (losses) recognized on equity investments sold [1]	$	64	$	(6)	$	6
Net unrealized losses recognized on equity investments held as of the end of the period		(5)		(12)		(30)
Total net gains (losses) recognized in Other income, net	$	59	$	(18)	$	(24)

(1)   Reflects the difference between the sale proceeds and the carrying value of the equity investments at the beginning of the fiscal year.

Non-Marketable Equity Investments Measured Using the Measurement Alternative

The carrying values for our non-marketable equity investments are summarized below (in millions):

	As of January 31,			
	2026		**2025**	
Total initial cost	$	205	$	217
Cumulative net unrealized gains		25		27
Carrying value	$	230	$	244

In fiscal 2026, we recognized net gains of $64 million related to exits of non-marketable equity investments, which included a non-cash gain of $11 million related to our acquisition of Sana. For further information, see Note 7, Business Combinations. Additionally, we recognized upward adjustments of $17 million, and impairment losses of $22 million.

In fiscal 2025, we recorded losses related to impairments and exits of $18 million, upward adjustments of $5 million, and downward adjustments of $5 million on our non-marketable equity investments.

In fiscal 2024, we recorded impairment losses of $30 million.

Marketable Equity Investments

We held no marketable equity investments in fiscal 2026 and 2025. During fiscal 2024, we sold marketable equity investments for proceeds of $87 million, with corresponding realized gains of $6 million.

Note 4. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2026 (in millions):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 1,831	$ 0	$ 0	$ 1,831
U.S. agency obligations	0	266	0	266
Corporate bonds	0	1,896	0	1,896
Commercial paper	0	164	0	164
Asset-backed securities	0	157	0	157
Supranational securities	0	26	0	26
Money market funds	694	0	0	694
Foreign currency derivative assets	0	21	0	21
Total assets	$ 2,525	$ 2,530	$ 0	$ 5,055
Foreign currency derivative liabilities	$ 0	$ 148	$ 0	$ 148
Total liabilities	$ 0	$ 148	$ 0	$ 148

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2025 (in millions):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 2,072	$ 0	$ 0	$ 2,072
U.S. agency obligations	0	636	0	636
Corporate bonds	0	3,540	0	3,540
Commercial paper	0	294	0	294
Asset-backed securities	0	104	0	104
Supranational securities	0	5	0	5
Money market funds	988	0	0	988
Foreign currency derivative assets	0	112	0	112
Total assets	$ 3,060	$ 4,691	$ 0	$ 7,751
Foreign currency derivative liabilities	$ 0	$ 26	$ 0	$ 26
Total liabilities	$ 0	$ 26	$ 0	$ 26

Non-Marketable Equity Investments Measured at Fair Value on a Non-Recurring Basis

Non-marketable equity investments that have been remeasured due to an observable event or impairment are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the investments we hold. For further information, see Note 3, Investments.

Fair Value Measurements of Other Financial Instruments

We carry our debt at face value less unamortized debt discount and issuance costs on the Consolidated Balance Sheets and present the fair value for disclosure purposes only. The fair values of all of our debt obligations are categorized as Level 2 financial instruments. For further information on the fair values of our debt and the inputs used in the calculations, see Note 11, Debt.

Note 5. Deferred Costs

Deferred costs, which consist of deferred sales commissions, were $940 million and $828 million as of January 31, 2026, and 2025, respectively. Amortization expense for the deferred costs was $292 million, $251 million, and $213 million for fiscal 2026, 2025, and 2024, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following (in millions):

	As of January 31,	
	2026	2025
Computers, equipment, and software	$ 1,285	$ 1,370
Buildings	690	752
Leasehold improvements	334	252
Furniture, fixtures, and transportation equipment	112	108
Land and land improvements	74	81
Property and equipment, gross	2,495	2,563
Less accumulated depreciation and amortization	(1,402)	(1,324)
Property and equipment, net	$ 1,093	$ 1,239

Depreciation expense totaled $237 million, $243 million, and $203 million for fiscal 2026, 2025, and 2024, respectively.

During fiscal 2026 and 2025, we recognized impairment charges of $101 million and $13 million, respectively, related to certain property and equipment as a result of our restructuring activities. For further information, see Note 21, Restructuring. There were no impairments of property and equipment in fiscal 2024.

Note 7. Business Combinations

Fiscal 2026

Sana Acquisition

In November 2025, we acquired all outstanding stock of Sana Labs AB ("Sana"), an AI company building the next generation of enterprise knowledge tools. We have included the financial results of Sana in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $1.1 billion, attributable to cash consideration of $1.0 billion and the fair value of a previously held equity interest of $16 million. The fair values of assets acquired and liabilities assumed may be subject to change over the measurement period as additional information is received and certain tax matters are finalized. The measurement period will end no later than one year from the acquisition date. The preliminary fair values of the assets acquired and liabilities assumed as of the date of acquisition were as follows (in millions):

Cash	$ 40
Acquisition-related intangible assets	126
Goodwill	903
Other assets	20
Other liabilities	(34)
Total purchase consideration, inclusive of previously held equity interest	$ 1,055

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in millions, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 97	4
Customer relationships	28	8
Trade name	1	1
Total acquisition-related intangible assets	$ 126	5

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating Sana's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

We held a non-marketable equity investment in Sana with a carrying value of $5 million prior to the acquisition. We recognized a non-cash gain of $11 million as a result of remeasuring our prior equity interest in Sana held before the business combination. The gain is included in Other income, net on the Consolidated Statements of Operations.

Separate operating results and pro forma results of operations for Sana have not been presented as the effect of this acquisition was not material to our financial results.

Paradox Acquisition

In September 2025, we acquired all outstanding stock of Paradox, Inc. ("Paradox"), a candidate experience agent that uses conversational AI to simplify the job application journey. We have included the financial results of Paradox in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $1.1 billion, attributable to cash consideration of $1.0 billion and the fair value of a previously held equity interest of $20 million. The fair values of assets acquired and liabilities assumed may be subject to change over the measurement period as additional information is received and certain tax matters are finalized. The measurement period will end no later than one year from the acquisition date. The preliminary fair values of the assets acquired and liabilities assumed as of the date of acquisition were as follows (in millions):

Cash	$ 75
Acquisition-related intangible assets	253
Goodwill	780
Other assets	49
Other liabilities	(94)
Total purchase consideration, inclusive of previously held equity interest	$ 1,063

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in millions, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 133	5
Customer relationships	116	9
Backlog	2	3
Trade name	2	1
Total acquisition-related intangible assets	$ 253	7

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating Paradox's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

We held a non-marketable equity investment in Paradox with a carrying value of $20 million prior to the acquisition. There was no gain or loss resulting from the remeasurement of our prior equity interest in Paradox held before the business combination.

Separate operating results and pro forma results of operations for Paradox have not been presented as the effect of this acquisition was not material to our financial results.

Other Acquisitions

In December 2025, we completed an acquisition for total purchase consideration of $111 million, resulting in an increase of $46 million and $64 million in acquired developed technology and goodwill, respectively.

In August 2025, we completed an acquisition for total purchase consideration of $6 million, resulting in an increase of $1 million and $4 million in acquired developed technology and goodwill, respectively.

Fiscal 2025

Evisort Acquisition

In October 2024, we acquired all outstanding stock of Evisort Inc. ("Evisort"), a provider of an AI-native document intelligence platform. We have included the financial results of Evisort in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $311 million, which was paid in cash. We recorded developed technology intangible assets of $44 million (to be amortized over an estimated useful life of 6 years), customer relationships intangible assets of $28 million (to be amortized over an estimated useful life of 14 years), and goodwill of $223 million. The goodwill recognized was primarily attributable to the expected synergies from integrating Evisort's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

Separate operating results and pro forma results of operations for Evisort have not been presented as the effect of this acquisition was not material to our financial results.

HiredScore Acquisition

In March 2024, we acquired all outstanding stock of HiredScore, Inc. ("HiredScore"), a provider of AI-powered talent orchestration solutions. We have included the financial results of HiredScore in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $530 million, which was paid in cash. The fair values of the assets acquired and liabilities assumed as of the date of acquisition were as follows (in millions):

Cash	$	11
Acquisition-related intangible assets		135
Goodwill		409
Other assets		13
Other liabilities		(38)
Total	$	530

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in millions, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 111	8
Customer relationships	23	14
Trade name	1	1
Total acquisition-related intangible assets	$ 135	9

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating HiredScore's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

Separate operating results and pro forma results of operations for HiredScore have not been presented as the effect of this acquisition was not material to our financial results.

Note 8. Acquisition-Related Intangible Assets, Net

Acquisition-related intangible assets, net consisted of the following as of January 31, 2026 (in millions):

	Gross Carrying Value		Accumulated Amortization		Net Book Value	
Developed technology	$	742	$	(362)	$	380
Customer relationships		506		(210)		296
Backlog		17		(15)		2
Trade name		17		(14)		3
Total	$	1,282	$	(601)	$	681

Acquisition-related intangible assets, net consisted of the following as of January 31, 2025 (in millions):

	Gross Carrying Value		Accumulated Amortization		Net Book Value	
Developed technology	$	473	$	(303)	$	170
Customer relationships		362		(171)		191
Backlog		15		(15)		0
Trade name		14		(14)		0
Total	$	864	$	(503)	$	361

Amortization expense related to acquisition-related intangible assets was $106 million, $79 million, and $74 million for fiscal 2026, 2025, and 2024, respectively.

As of January 31, 2026, our future estimated amortization expense related to acquisition-related intangible assets was as follows (in millions):

Fiscal Period:		
2027	$	139
2028		132
2029		122
2030		106
2031		60
Thereafter		122
Total	$	681

Note 9. Other Assets

Other assets consisted of the following (in millions):

| | As of January 31, | | | |
	2026		2025	
Non-marketable equity and other investments	$	233	$	247
Prepayments for goods and services		64		16
Contract assets		59		44
Technology patents and other intangible assets, net		21		25
Deposits		14		10
Derivative assets		2		52
Other		67		24
Total other assets	$	460	$	418

Technology patents and other intangible assets with estimable useful lives are amortized on a straight-line basis. As of January 31, 2026, our future estimated amortization expense was as follows (in millions):

Fiscal Period:		
2027	$	3
2028		3
2029		3
2030		2
2031		2
Thereafter		8
Total	$	21

Note 10. Derivative Instruments

We conduct business on a global basis in multiple foreign currencies, subjecting Workday to foreign currency exchange risk. To mitigate this risk, we utilize derivative hedging contracts as described below. We do not enter into any derivatives for trading or speculative purposes.

Cash Flow Hedges

We enter into foreign currency forward contracts to hedge a portion of our forecasted revenue and expense transactions. We designate these forward contracts as cash flow hedging instruments since the accounting criteria for such designation has been met.

As of January 31, 2026, we estimate that $38 million of net losses recorded in AOCI related to our cash flow hedges will be reclassified into earnings within the next 12 months.

As of January 31, 2026, and 2025, the notional values of the cash flow hedges that we held to buy U.S. dollars in exchange for other currencies were $3.0 billion and $2.8 billion, respectively, and the notional values of the cash flow hedges that we held to sell U.S. dollars in exchange for other currencies were $874 million and $420 million as of January 31, 2026, and 2025, respectively. All contracts had maturities of less than 48 months.

Non-Designated Hedges

We also enter into foreign currency forward contracts to hedge a portion of our net outstanding monetary assets and liabilities. These forward contracts are intended to offset foreign currency gains or losses associated with the underlying monetary assets and liabilities and are recorded on the Consolidated Balance Sheets at fair value.

As of January 31, 2026, and 2025, the notional values of the non-designated hedges that we held to buy U.S. dollars in exchange for other currencies were $442 million and $242 million, respectively, and the notional values of the non-designated hedges that we held to sell U.S. dollars in exchange for other currencies were $565 million and $91 million, respectively.

The fair values of outstanding derivative instruments were as follows (in millions):

| | Consolidated Balance Sheets Location | As of January 31, | |
		2026	2025
Derivative assets:			
Cash flow hedges	Prepaid expenses and other current assets	$ 15	$ 59
Cash flow hedges	Other assets	2	52
Non-designated hedges	Prepaid expenses and other current assets	4	1
Total derivative assets		$ 21	$ 112
Derivative liabilities:			
Cash flow hedges	Accrued expenses and other current liabilities	$ 71	$ 22
Cash flow hedges	Other liabilities	65	3
Non-designated hedges	Accrued expenses and other current liabilities	12	1
Total derivative liabilities		$ 148	$ 26

The effect of cash flow hedges on the Consolidated Statements of Operations was as follows (in millions):

| Consolidated Statements of Operations Location | Year Ended January 31, | | | | | |
| | 2026 | | 2025 | | 2024 | |
	Total	Gains (losses) related to cash flow hedges	Total	Gains (losses) related to cash flow hedges	Total	Gains (losses) related to cash flow hedges
Revenues	$ 9,552	$ 18	$ 8,446	$ 30	$ 7,259	$ 62
Costs and expenses	8,831	7	8,031	(3)	7,076	1

Pre-tax gains (losses) associated with cash flow hedges were as follows (in millions):

| | Consolidated Statements of Operations and Statements of Comprehensive Income (Loss) Locations | Year Ended January 31, | | |
		2026	2025	2024
Gains (losses) recognized in OCI	Net change in unrealized gains (losses) on cash flow hedges	$ (228)	$ 96	$ 16
Gains (losses) reclassified from AOCI into income (effective portion)	Revenues	18	30	62
Gains (losses) reclassified from AOCI into income (effective portion)	Costs and expenses	7	(3)	1

Gains (losses) associated with non-designated hedges were as follows (in millions):

| | Consolidated Statements of Operations Location | Year Ended January 31, | | |
		2026	2025	2024
Gains (losses) related to non-designated hedges	Other income, net	$ (8)	$ 4	$ 5

We manage our exposure to counterparty risk by entering into foreign currency forward contracts with a diversified group of nine major financial institutions and by actively monitoring outstanding positions. We are subject to netting agreements with all of these counterparties, under which we are permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. After consideration of these netting arrangements, the total net settlement amount related to our foreign currency forward contracts is an asset position of $1 million and a liability position of $128 million as of January 31, 2026, and an asset position of $86 million as of January 31, 2025.

Although legally enforceable master netting arrangements exist between Workday and each counterparty, it is our policy to present the derivatives gross on the Consolidated Balance Sheets. Our foreign currency forward contracts are not subject to any credit contingent features or collateral requirements.

Note 11. Debt

Outstanding debt consisted of the following (in millions):

	As of January 31,			
	2026		**2025**	
2027 Notes	$	1,000	$	1,000
2029 Notes		750		750
2032 Notes		1,250		1,250
Total principal amount		3,000		3,000
Less: unamortized debt discount and issuance costs		(13)		(16)
Debt, noncurrent	$	2,987	$	2,984

As of January 31, 2026, our future principal payments for the outstanding debt were as follows (in millions):

Fiscal Period:		
2027	$	0
2028		1,000
2029		0
2030		750
2031		0
Thereafter		1,250
Total principal amount	$	3,000

Senior Notes

In fiscal 2023, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027 ("2027 Notes"), $750 million aggregate principal amount of 3.700% notes due April 1, 2029 ("2029 Notes"), and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032 ("2032 Notes," and together with the 2027 Notes and the 2029 Notes, "Senior Notes"). Interest is payable semi-annually in arrears on April 1 and October 1 of each year.

The Senior Notes are unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of Workday. We may redeem the Senior Notes in whole or in part at any time or from time to time, at specified redemption dates and prices. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Senior Notes under specified terms. The indenture governing the Senior Notes also includes covenants (including certain limited covenants restricting our ability to incur certain liens and enter into certain sale and leaseback transactions), events of default, and other customary provisions. As of January 31, 2026, we were in compliance with all covenants associated with the Senior Notes.

We incurred debt discount and issuance costs of approximately $27 million in connection with the Senior Notes offering, which were allocated on a pro rata basis to the 2027 Notes, 2029 Notes, and 2032 Notes. The debt discount and issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the contractual term of each arrangement. The effective interest rates on the 2027 Notes, 2029 Notes, and 2032 Notes, which are calculated as the contractual interest rates adjusted for the debt discount and issuance costs, are 3.67%, 3.82%, and 3.90%, respectively.

As of January 31, 2026, and 2025, the total estimated fair value of the Senior Notes was $2.9 billion and $2.8 billion, respectively. The estimated fair values of the Senior Notes, which we have classified as Level 2 financial instruments, were determined based on quoted bid prices in an over-the-counter market on the last trading day of the reporting period.

Credit Agreement

In fiscal 2023, we entered into a credit agreement ("2022 Credit Agreement") which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. As of January 31, 2026, and 2025, we had no outstanding revolving loans under the 2022 Credit Agreement. The revolving loans under the 2022 Credit Agreement may be borrowed, repaid, and reborrowed until April 6, 2027, at which time all amounts borrowed must be repaid. The revolving loans under the 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a secured overnight financing rate ("SOFR") plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. We are also obligated to pay an ongoing commitment fee on undrawn amounts.

The 2022 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain merger transactions, and other matters, all subject to certain exceptions. The financial covenant, based on a quarterly financial test, requires that we do not exceed a maximum leverage ratio of 3.50:1.00, subject to a step-up to 4.50:1.00 at our election for a certain period following an acquisition. As of January 31, 2026, and 2025, we were in compliance with all covenants included in the 2022 Credit Agreement.

Interest Expense on Debt

The following table sets forth total interest expense recognized related to our debt (in millions):

| | Year Ended January 31, | | |
	2026	2025	2024
Contractual interest expense	$ 110	$ 110	$ 110
Interest cost related to amortization of debt discount and issuance costs	4	4	4
Total interest expense	$ 114	$ 114	$ 114

Note 12. Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets were $719 million and $336 million as of January 31, 2026, and 2025, respectively, and operating lease liabilities were $834 million and $378 million as of January 31, 2026, and 2025, respectively.

In July 2025, a 20-year lease for our new European headquarters in Dublin, Ireland, commenced. This resulted in the recognition of an operating lease right-of-use asset of $313 million, and a corresponding operating lease liability of $333 million.

The components of operating lease expense were as follows (in millions):

| | Year Ended January 31, | | |
	2026	2025	2024
Operating lease cost [1]	$ 161	$ 123	$ 109
Short-term lease cost	1	1	3
Variable lease cost	52	53	46
Total operating lease cost	$ 214	$ 177	$ 158

[1] Operating lease cost includes impairment charges of $16 million and $6 million for fiscal 2026 and 2025, respectively, associated with our restructuring activities. For further information, see Note 21, Restructuring. There were no lease impairments in fiscal 2024.

Supplemental cash flow information related to our operating leases was as follows (in millions):

| | Year Ended January 31, | | |
	2026	2025	2024
Cash paid for operating lease liabilities	$ 134	$ 111	$ 112
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	511	158	139

Other information related to our operating leases was as follows:

	As of January 31,	
	2026	2025
Weighted average remaining lease term (in years)	11	5
Weighted average discount rate	4.19 %	4.20 %

As of January 31, 2026, maturities of operating lease liabilities were as follows (in millions):

Fiscal Period:	
2027	$ 146
2028	155
2029	123
2030	86
2031	65
Thereafter	490
Total lease payments	1,065
Less imputed interest	(231)
Total operating lease liabilities	$ 834

As of January 31, 2026, we had operating leases for office space that had not yet commenced with total undiscounted lease payments of $11 million. These operating leases will commence in fiscal 2027, with lease terms ranging from approximately one to six years.

Note 13. Commitments and Contingencies

Purchase Obligations

Our purchase obligations are primarily related to agreements for third-party hosted infrastructure platforms, data center equipment and software, business technology software and support, and sales and marketing activities. These obligations consist of agreements to purchase goods and services that are enforceable and legally binding, and specify all significant terms and the approximate timing of the payments. For purchase obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fees.

Future payments under purchase obligations with a remaining term in excess of one year as of January 31, 2026, were as follows (in millions):

	Third-Party Hosted Infrastructure Platform Obligations	Other Purchase Obligations
Fiscal Period:		
2027	$ 298	$ 163
2028	414	153
2029	344	105
2030	0	51
2031	0	25
Thereafter	0	13
Total	$ 1,056	$ 510

Legal Matters

We are a party to various legal proceedings and claims that arise in the ordinary course of business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In our opinion, as of January 31, 2026, there was not at least a reasonable possibility that we had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies.

Note 14. Stockholders' Equity

Common Stock

As of January 31, 2026, there were 212 million shares of Class A common stock, and 47 million shares of Class B common stock outstanding. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 10 votes per share. Each share of Class B common stock can be converted into a share of Class A common stock at any time at the option of the holder. All of our Class A and Class B shares will convert to a single class of common stock upon the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A common stock and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, and (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock.

Share Repurchase Programs

We repurchase shares of our Class A common stock under share repurchase programs authorized by our Board of Directors. Under these programs, in accordance with applicable securities laws and other restrictions, we may repurchase shares of our Class A common stock through open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, or by other means. The timing and total amount of share repurchases will depend upon business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase programs have no expiration date, may be suspended or discontinued at any time, and do not obligate us to acquire any amount of Class A common stock.

Share repurchase programs authorized by our Board of Directors that were in effect during the periods presented were as follows (in millions):

Authorization Date	Amount Authorized	Authorization Completion Date
November 2022	$ 500	Q1 fiscal 2025
February 2024	500	Q3 fiscal 2025
August 2024	1,000	Q3 fiscal 2026
May 2025	1,000	Q4 fiscal 2026
September 2025	4,000	

The table below sets forth information regarding repurchase of shares under our share repurchase programs (in millions, except number of shares which are reflected in thousands, and per share data):

	Year Ended January 31,		
	2026	**2025**	**2024**
Total number of shares repurchased	12,772	2,914	1,849
Average price paid per share [1]	$ 226.62	$ 240.20	$ 228.67
Amount repurchased [1]	$ 2,894	$ 700	$ 423

(1) Amounts exclude excise tax and commissions.

All repurchases were made in open market transactions. As of January 31, 2026, we were authorized to repurchase a remaining $2.9 billion of our outstanding shares of Class A common stock under our share repurchase programs.

Employee Equity Plans

In fiscal 2023, our stockholders approved the 2022 Equity Incentive Plan ("2022 Plan"), with a reserve of 30 million shares for issuance. The 2022 Plan serves as the successor to our 2012 Equity Incentive Plan ("2012 Plan" and, together with the 2022 Plan, "Stock Plans"). Awards that are granted on or after the effective date of the 2022 Plan will be granted pursuant to and subject to the terms and provisions of the 2022 Plan. Prior awards granted under the 2012 Plan continue to be subject to the terms and provisions of the 2012 Plan. Shares that are forfeited or withheld in connection with the net share settlement of RSUs are added to the reserves of the 2022 Plan. As of January 31, 2026, 13 million shares of Class A common stock were available for future grants under the 2022 Plan.

In fiscal 2023, our stockholders approved the Amended and Restated 2012 Employee Stock Purchase Plan ("2012 ESPP"). Under the 2012 ESPP, eligible employees are granted options to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly on or about June 1 and December 1, and are exercisable on or about the succeeding November 30 and May 31, respectively. As of January 31, 2026, 2 million shares of Class A common stock were available for issuance under the 2012 ESPP.

Restricted Stock Units and Performance-Based Restricted Stock Units

The Stock Plans provide for the issuance of RSUs and performance-based restricted stock units ("PSUs") to employees and non-employees. RSUs generally vest over four years. Activity during fiscal 2026 was as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding balance as of January 31, 2025	14,361	$ 226.52
Granted- restricted stock units	8,435	219.23
Granted- performance-based restricted stock units [1]	84	215.98
Vested	(4,153)	226.70
Forfeited and canceled [2]	(4,603)	224.11
Performance adjustment [3]	4	185.80
Outstanding balance as of January 31, 2026	14,128	222.83

(1)   Includes approximately 42 thousand PSUs granted to executives in April 2025. The PSUs are subject to vesting based on the achievement of annual performance-based conditions determined at the beginning of each fiscal year and a three-year service-based condition. The PSUs will vest at the end of the three-year service period, with the number of shares vesting ranging from 0% to 150% of the target, based on the average attainment of the annual performance conditions.

(2)   Includes shares withheld in connection with the net share settlement of RSUs.

(3)   Represents the difference between the target PSUs granted and the actual PSUs awarded based upon the achievement level of performance measures.

The weighted-average grant date fair value of RSUs granted during fiscal 2026, 2025, and 2024 was $219.23, $252.18, and $197.22, respectively. The total fair value of RSUs vested as of the vesting dates during fiscal 2026, 2025, and 2024 was $952 million, $1.1 billion, and $1.4 billion, respectively.

As of January 31, 2026, there was a total of $2.5 billion in unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested RSUs and PSUs, which is expected to be recognized over a weighted-average period of approximately three years.

Employee Stock Purchase Plan

For fiscal 2026, approximately 1 million shares of Class A common shares were purchased under the 2012 ESPP at a weighted-average price of $198.12 per share, resulting in cash proceeds of $192 million.

The weighted-average grant date fair value for the ESPP was $60.99, $57.80, and $57.90 per share during fiscal 2026, 2025, and 2024, respectively. These values were calculated using the following assumptions:

| | Year Ended January 31, | | |
	2026	2025	2024
Expected volatility	34% - 37%	32%	32% - 33%
Expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	3.75% - 4.31%	4.43% - 5.39%	5.33% - 5.44%
Dividend yield	0%	0%	0%
Fair value per share	$213.35 - $247.75	$210.83 - $251.46	$215.31 - $272.92

Tax Benefits on Share-Based Compensation

In fiscal 2026, 2025, and 2024, we recognized tax benefits on share-based compensation expense of $295 million, $277 million, and $257 million, respectively, which are reflected in the Provision for (benefit from) income taxes on the Consolidated Statements of Operations.

Note 15. Contract Balances and Performance Obligations

Contract Balances

Contract assets and unearned revenue balances were as follows (in millions):

| | Consolidated Balance Sheets Location | As of January 31, | | | |
		2026		2025	
Contract assets:					
Contract assets, current	Trade and other receivables, net	$	443	$	373
Contract assets, noncurrent	Other assets		59		44
Total contract assets		$	502	$	417
Unearned revenue:					
Unearned revenue, current [(1)]	Unearned revenue	$	5,010	$	4,467
Unearned revenue, noncurrent	Unearned revenue, noncurrent		71		80
Total unearned revenue		$	5,081	$	4,547

(1)   Included in this balance are amounts related to professional services that are subject to cancellation and pro-rated refund rights of $89 million and $83 million as of January 31, 2026, and 2025, respectively.

Revenues of $4.4 billion, $4.0 billion, and $3.5 billion were recognized during fiscal 2026, 2025, and 2024, respectively, that were included in the unearned revenue balances at the beginning of the respective periods.

Transaction Price Allocated to the Remaining Performance Obligations

As of January 31, 2026, approximately $28.1 billion of revenues are expected to be recognized from remaining performance obligations for subscription contracts. We expect to recognize revenues on approximately $8.8 billion and $15.8 billion of these remaining performance obligations over the next 12 and 24 months, respectively, with the balance recognized thereafter. Revenues from remaining performance obligations for professional services contracts as of January 31, 2026, were not material.

Note 16. Other Income, Net

Other income, net consisted of the following (in millions):

| | Year Ended January 31, | | | | | |
	2026		2025		2024	
Interest income	$	318	$	350	$	301
Interest expense [1]		(114)		(114)		(114)
Other [2]		84		(13)		(14)
Total other income, net	$	288	$	223	$	173

(1)   Interest expense primarily includes the contractual interest expense of our debt obligations, and the related non-cash interest expense attributable to amortization of the debt discount and issuance costs. For further information, see Note 11, Debt.

(2)   Other primarily includes the realized net gains (losses) from sales of debt securities and net gains (losses) from our equity investments. For further information, see Note 3, Investments.

Note 17. Income Taxes

The components of income before provision for (benefit from) income taxes were as follows (in millions):

| | Year Ended January 31, | | | | | |
	2026		2025		2024	
Domestic	$	943	$	660	$	465
Foreign		66		(22)		(109)
Income before provision for (benefit from) income taxes	$	1,009	$	638	$	356

The provision for (benefit from) income taxes consisted of the following (in millions):

| | Year Ended January 31, | | | | | |
	2026		2025		2024	
Current:						
Federal	$	34	$	12	$	2
State		46		45		19
Foreign		28		23		14
Total		108		80		35
Deferred:						
Federal		198		52		(855)
State		12		(20)		(207)
Foreign		(2)		0		2
Total		208		32		(1,060)
Provision for (benefit from) income taxes	$	316	$	112	$	(1,025)

The income tax provision for fiscal 2026 was primarily attributable to an increase in our U.S. pretax income and income tax expenses in profitable foreign jurisdictions.

We adopted ASU No. 2023-09 on a prospective basis effective February 1, 2025. The following table reconciles the difference between income taxes computed at the federal statutory income tax rate and the provision for (benefit from) income taxes (in millions, except percentages):

	Year Ended January 31, 2026	
	Amount	Percentage
U.S. federal statutory tax rate	$ 212	21.0 %
State and local income taxes, net of federal income tax effect [1]	34	3.4 %
Foreign tax effects:		
Ireland:		
Intercompany transactions	(97)	(9.6)%
Change in valuation allowance	115	11.4 %
Other	(14)	(1.4)%
Other foreign jurisdictions	6	0.5 %
Effect of cross-border tax laws:		
Foreign-derived intangible income	(24)	(2.4)%
Other	2	0.1 %
Tax credits:		
Research and development tax credit	(68)	(6.7)%
Nontaxable or nondeductible items:		
Share-based compensation	81	8.1 %
Intercompany transactions	26	2.6 %
Other	12	1.2 %
Changes in unrecognized tax benefits [2]	32	3.2 %
Other adjustments	(1)	(0.1)%
Effective tax rate	$ 316	31.3 %

(1)   State and local taxes in New York state, New Jersey, Illinois, and New York city made up the majority (greater than 50 percent) of the tax effect in this category.

(2)   Changes in unrecognized tax benefits are presented on an aggregated basis for all jurisdictions.

	Year Ended January 31,	
	2025	2024
Federal statutory rate	21.0 %	21.0 %
Effect of:		
Foreign income at other than U.S. rates	0.2 %	10.9 %
Intercompany transactions	(1.0)%	(4.3)%
Research tax credits	(15.4)%	(26.3)%
State taxes, net of federal benefit	3.1 %	5.1 %
Changes in valuation allowance	0.0 %	(315.5)%
Share-based compensation	8.1 %	19.1 %
Permanent difference	1.6 %	1.2 %
Other	(0.1)%	1.2 %
Total	17.5 %	(287.6)%

The following table presents income taxes paid, net of refunds (in millions):

	Year Ended January 31, 2026
Federal taxes	$ 17
State taxes:	
California	7
New York	8
Other states	38
Total state taxes	53
Total U.S. taxes	70
Foreign taxes	26
Cash paid for income taxes, net of refunds	$ 96

Cash paid for income taxes, net of refunds were $65 million and $39 million in fiscal 2025 and 2024, respectively.

Significant components of our deferred tax assets and liabilities were as follows (in millions):

	As of January 31,	
	2026	2025
Deferred tax assets:		
Tax attributes carryforward	$ 1,338	$ 1,290
Capitalized research and development expense	497	621
Intangibles	424	429
Operating lease liabilities	148	81
Share-based compensation	77	76
Other reserves and accruals	65	65
Other	69	37
Total deferred tax assets	2,618	2,599
Valuation allowance	(1,433)	(1,259)
Deferred tax assets, net of valuation allowance	1,185	1,340
Deferred tax liabilities:		
Deferred commissions	(182)	(162)
Operating lease right-of-use assets	(128)	(71)
Other	(46)	(75)
Total deferred tax liabilities	(356)	(308)
Net deferred tax assets	$ 829	$ 1,032

We periodically evaluate the realizability of our deferred tax assets based on all available evidence, both positive and negative, such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. The assessment requires significant judgment and is performed in each of the applicable jurisdictions. The valuation allowance of $1.4 billion and $1.3 billion as of January 31, 2026, and 2025, respectively, was primarily related to tax credits in certain state jurisdictions, foreign intangible assets from intercompany transactions, and net operating losses in certain foreign jurisdictions.

The valuation allowance increased by $174 million during fiscal 2026 primarily due to an increase in deferred tax assets on certain state tax credits and foreign intangible assets from intercompany transactions, in addition to net operating losses in certain foreign jurisdictions.

The valuation allowance increased by $77 million during fiscal 2025 primarily due to an increase in deferred tax assets on certain state tax credits and net operating losses in certain foreign jurisdictions.

As of January 31, 2026, we had approximately $299 million of federal, $1.4 billion of state, and $4.3 billion of foreign net operating loss and other tax attributes carryforwards available to offset future taxable income. If not utilized, the pre-fiscal 2018 federal and the state net operating loss carryforwards expire in varying amounts between fiscal 2029 and 2047. The federal net operating losses generated in and after fiscal 2018 and the foreign net operating losses and other tax attributes do not expire and may be carried forward indefinitely.

We also had approximately $470 million of federal and $461 million of California research and development tax credit carryforwards as of January 31, 2026. The federal credits expire in varying amounts between fiscal 2027 and 2046. The California research and development tax credits do not expire and may be carried forward indefinitely.

Our ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law.

We intend to indefinitely reinvest any future earnings in our foreign operations unless such earnings are subject to U.S. federal income taxes.

A reconciliation of the gross unrecognized tax benefits is as follows (in millions):

| | Year Ended January 31, | | |
	2026	2025	2024
Unrecognized tax benefits at the beginning of the period	$ 309	$ 253	$ 196
Additions for tax positions taken in prior years	3	15	30
Additions for tax positions related to the current year	30	41	27
Reductions related to a lapse of applicable statute of limitations	(1)	0	0
Unrecognized tax benefits at the end of the period	$ 341	$ 309	$ 253

Our policy is to include interest and penalties related to unrecognized tax benefits within our provision for income taxes. As of January 31, 2026, the amount of interest and penalties accrued was $5 million. We did not accrue any material interest expense or penalties during fiscal 2025 and 2024.

As of January 31, 2026, we had unrecognized tax benefits of $341 million, of which $199 million would impact the effective tax rate, if recognized.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to our net operating loss carryforwards, our income tax returns generally remain subject to examination by federal and most state and foreign tax authorities.

Note 18. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is computed by giving effect to all potentially dilutive shares of common stock, including outstanding share-based awards consisting primarily of unvested RSUs and ESPP obligations. We determine the dilutive effect of outstanding share-based awards using the treasury stock method.

The holders of our Class A and Class B common stock have identical liquidation and dividend rights but different voting rights. Accordingly, we present net income per share for Class A and Class B common stock together as the two-class method does not result in a difference.

The following table presents the calculation of basic and diluted net income per share (in millions, except number of shares, which are reflected in thousands, and per share data):

		Year Ended January 31,	
	2026	2025 [1]	2024 [1]
Net income per share, basic:			
Numerator:			
Net income	$ 693	$ 526	$ 1,381
Denominator:			
Weighted-average shares outstanding, basic	265,097	265,257	261,344
Net income per share, basic	$ 2.61	$ 1.98	$ 5.28
Net income per share, diluted:			
Numerator:			
Net income	$ 693	$ 526	$ 1,381
Denominator:			
Weighted-average shares outstanding, basic	265,097	265,257	261,344
Dilutive effect of share-based awards	3,020	3,948	3,941
Weighted-average shares outstanding, diluted	268,117	269,205	265,285
Net income per share, diluted	$ 2.59	$ 1.95	$ 5.21

(1)   The prior period EPS for Class A and Class B common stock has been presented together to conform with current period presentation, which had no impact on our previously reported basic or diluted EPS.

The computation of diluted net income per share does not include the effect of the following potentially outstanding weighted-average shares of common stock because their effect would have been anti-dilutive (in thousands):

		Year Ended January 31,	
	2026	2025	2024
Total weighted-average shares related to outstanding share-based awards	2,193	1,682	2,206

Note 19. Geographic Information

Revenues

We sell our subscription contracts and related services in two primary geographical markets: to customers located in the U.S. and to customers located outside of the U.S.. Revenues by geography are generally based on the address of the customer as specified in our customer subscription agreement. The following table sets forth revenues by geographic area (in millions):

		Year Ended January 31,	
	2026	2025	2024
U.S.	$ 7,176	$ 6,332	$ 5,457
Other countries	2,376	2,114	1,802
Total revenues	$ 9,552	$ 8,446	$ 7,259

Long-Lived Assets

Our long-lived assets are attributed to a country based on the physical location of the assets. We define long-lived assets as property and equipment and operating lease right-of-use assets because many of these assets cannot be readily moved and are relatively illiquid, subjecting them to geographic risk. None of our other assets are subject to significant geographic risk. Aggregate Property and equipment, net and Operating lease right-of-use assets by geographic area were as follows (in millions):

| | As of January 31, | |
	2026	2025
U.S.	$ 1,080	$ 1,197
Ireland	531	215
Other countries	201	163
Total long-lived assets	$ 1,812	$ 1,575

Note 20. Defined Contribution Plans

We provide defined contribution plans for eligible employees, including a 401(k) plan in the U.S. and similar plans in certain other countries. Our contributions to these plans were $124 million, $116 million, and $101 million during fiscal 2026, 2025, and 2024, respectively.

Note 21. Restructuring

Fiscal 2027 Restructuring Plan

In February 2026, we announced a restructuring plan ("Fiscal 2027 Restructuring Plan") intended to better align our people and resources to our highest priorities in fiscal 2027. The plan is expected to result in the reduction of approximately 2% of our workforce, and the impairment of certain office space and long-lived assets. The activities associated with this plan are expected to be substantially completed by the first quarter of fiscal 2027.

We incurred total charges of $135 million in connection with this plan in fiscal 2026. The charges consisted of $55 million related to employee transition, severance payments, employee benefits, and share-based compensation, and $80 million related to impairments of office space and certain long-lived assets.

The following table summarizes the activity under the Fiscal 2027 Restructuring Plan (in millions):

	Workforce Reduction	Asset Impairments	Total
Restructuring liability as of January 31, 2025	$ 0	$ 0	$ 0
Charges	55	80	135
Payments	0	0	0
Non-cash items	(14)	(80)	(94)
Restructuring liability as of January 31, 2026	$ 41	$ 0	$ 41

Fiscal 2026 Restructuring Plan

In February 2025, we announced a restructuring plan ("Fiscal 2026 Restructuring Plan") intended to prioritize our investments and continue advancing our ongoing focus on durable growth. This plan resulted in the reduction of approximately 7.5% of our workforce and the exit of certain owned office space. The activities associated with this plan were substantially completed in the second quarter of fiscal 2026.

We incurred total charges of $233 million in connection with this plan, of which $65 million was recognized in fiscal 2025 and $168 million was recognized in fiscal 2026. The charges consisted of $196 million related to employee transition, severance payments, employee benefits, and share-based compensation, and $37 million related to an impairment of office space.

The following table summarizes the activity under the Fiscal 2026 Restructuring Plan (in millions):

	Workforce Reduction	Asset Impairments	Total
Restructuring liability as of January 31, 2024	$ 0	$ 0	$ 0
Charges	65	0	65
Payments	0	0	0
Non-cash items	(8)	0	(8)
Restructuring liability as of January 31, 2025	$ 57	$ 0	$ 57
Charges	131	37	168
Payments	(146)	0	(146)
Non-cash items	(42)	(37)	(79)
Restructuring liability as of January 31, 2026	$ 0	$ 0	$ 0

During fiscal 2025, we recorded exit charges of $19 million associated with office space reductions under a separate restructuring plan.

Note 22. Subsequent Event

On February 6, 2026, our Board of Directors appointed Aneel Bhusri, Workday's co-founder, as Chief Executive Officer, effective February 6, 2026. Mr. Bhusri will remain as Chair of our Board of Directors. Mr. Bhusri succeeds Carl Eschenbach, who ceased to serve as CEO and resigned as a member of Workday's Board of Directors effective on the same date. In connection with his appointment as CEO, Mr. Bhusri is eligible to receive an initial annual base salary of $1.25 million and an annual target cash bonus of up to 200% of the amount of his base salary beginning in fiscal 2027. Additionally, he has been granted equity awards with an aggregate grant date value of $135 million, consisting of $60 million in time-based restricted stock units and $75 million in market-based restricted stock units vesting over four and five years, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Under guidelines established by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of Paradox and Sana, which are included in our fiscal 2026 consolidated financial statements and constituted less than 1% of total and net assets (excluding goodwill and intangible assets, which were integrated into our control environment) as of January 31, 2026, and less than 1% and 1.2% of revenues and net income, respectively, for the year then ended.

Based on the assessment, management has concluded that its internal control over financial reporting was effective as of January 31, 2026, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8, and is incorporated herein by reference.

(c) Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our principal executive officer and principal financial officer concluded that there has not been any material change in our internal control over financial reporting during the fourth quarter of fiscal 2026 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls and Procedures and Internal Control over Financial Reporting

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

See Management's Report on Internal Control over Financial Reporting above and the Report of Independent Registered Public Accounting Firm on our internal control over financial reporting in Part II, Item 8, which are incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

During the three months ended January 31, 2026, the following directors and/or officers of Workday adopted or terminated a "Rule 10b5-1 trading arrangement," as defined in item 408(a) of Regulation S-K intending to satisfy the affirmative defense conditions of Rule 10b5-1(c):

Name and Title	Action	Total Shares of Class A Common Stock to be Sold	Adoption Date	Expiration Date
Wayne A.I. Frederick, Director	Adopt	2,539	December 23, 2025	December 31, 2026

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information concerning our directors, our Audit Committee, and any changes to the process by which stockholders may recommend nominees to the Board of Directors required by this Item are incorporated herein by reference to information contained in the Proxy Statement, which is expected to be filed with the SEC within 120 days after the end of the fiscal year ended January 31, 2026, including under the captions "Proposal No. 1: Election of Directors" and "Directors and Corporate Governance."

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the caption "Executive Officers and Other Executive Management."

With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

We have adopted a code of ethics, our Code of Conduct, which applies to all employees, including our principal executive officer, our principal financial officer, our principal accounting officer, and all other executive officers. The Code of Conduct is available on our website at www.workday.com/codeofconduct. A copy may also be obtained without charge by contacting Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588 or by emailing ir@workday.com.

We plan to post on our website at the address described above any amendments from or waivers to any provision of our Code of Conduct that applies to our principal executive officer, our principal financial officer, our principal accounting officer, and all other executive officers.

We have adopted an Insider Trading Policy governing the purchase, sale, and other transactions of Workday securities by our directors, officers, and employees, as well as Workday itself. Workday believes that its Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of the Workday Insider Trading Policy is filed as Exhibit 19.1 to this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the captions "Directors and Corporate Governance," "Executive Compensation," and "Summary Compensation Table."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the captions "Directors and Corporate Governance," "Related Party Transactions," and "Employment Arrangements and Indemnification Agreements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the caption "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at Item 8 herein.

2. Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

3. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
3.1	Restated Certificate of Incorporation of the Registrant, as amended	10-Q	001-35680	August 28, 2024	3.1	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-35680	January 26, 2023	3.1	
4.1	Form of Registrant's Class A common stock certificate	S-1/A	333-183640	October 1, 2012	4.1	
4.2	Form of Registrant's Class B common stock certificate	S-8	333-184395	October 12, 2012	4.9	
4.3	Description of Securities	10-K	001-35680	March 3, 2020	4.3	
4.4	Indenture, dated as of April 1, 2022, between Workday and U.S. Bank Trust Company National Association, as trustee	8-K	001-35680	April 1, 2022	4.1	
4.5	Form of 3.500% Note due 2027	8-K	001-35680	April 1, 2022	4.3	
4.6	Form of 3.700% Note due 2029	8-K	001-35680	April 1, 2022	4.4	
4.7	Form of 3.800% Note due 2032	8-K	001-35680	April 1, 2022	4.5	
10.1	Form of Indemnification Agreement	S-1	333-183640	August 30, 2012	10.1	
10.2†	2012 Equity Incentive Plan, as amended	DEF 14A	001-35680	April 27, 2018	Annex A	
10.3†	2012 Equity Incentive Plan forms of Award Agreements, as amended	10-K	001-35680	March 3, 2020	10.4	
10.4†	2022 Equity Incentive Plan	S-8	333-265766	June 22, 2022	4.4	
10.5†	2022 Equity Incentive Plan forms of Award Agreements	10-K	001-35680	March, 11, 2025	10.5	
10.6†	Amended and Restated 2012 Employee Stock Purchase Plan	S-8	333-265766	June 22, 2022	4.6	
10.7†	Amended and Restated 2012 Employee Stock Purchase Plan forms of Award Agreements, as amended	10-K	001-35680	March, 11, 2025	10.5	
10.8†	Adaptive Insights, Inc. 2013 Equity Incentive Plan	S-8	333-226907	August 17, 2018	99.1	
10.9†	Adaptive Insights, Inc. 2013 Equity Incentive Plan forms of Award Agreements	S-8	333-226907	August 17, 2018	99.2	
10.10†	Workday, Inc. Executive Severance and Change in Control Policy, as amended	8-K	001-35680	November 26, 2024	10.2	
10.11†	Letter Agreement between Carl Eschenbach and the Registrant dated December 20, 2022	10-K	001-35680	February 27, 2023	10.16	

10.12†	Offer Letter between Zane Rowe and Workday, Inc. dated May 23, 2023	8-K	001-35680	May 25, 2023	10.1	
10.13†	Offer Letter between Robert Enslin and Workday, Inc. dated November 25, 2024	8-K	001-35680	November 26, 2024	10.1	
10.14†	Offer Letter between Gerrit Kazmaier and Workday, Inc. dated February 24, 2025	8-K	001-35680	February 25, 2025	10.1	
10.15†	Executive Separation Agreement and General Release of Claims between Carl Eschenbach and Workday, Inc. dated February 6, 2026	8-K	001-35680	February 9, 2026	10.1	
10.16†	Workday, Inc. Omnibus Bonus Plan	8-K	001-35680	March 3, 2023	10.1	
10.17†	2022 Equity Incentive Plan Global Notice of Performance Restricted Stock Unit Award for Carl Eschenbach	10-K	001-35680	February 27, 2023	10.17	
10.18†	2022 Equity Incentive Plan Global Notice of Performance Restricted Stock Unit Award for Aneel Bhusri					X
10.19	Restated and Amended Pleasanton Ground Lease by and between San Francisco Bay Area Rapid Transit District and CREA/Windstar Pleasanton, LLC and related assignment agreement dated January 30, 2014	10-K	001-35680	March 31, 2014	10.11	
10.20	Stock Restriction Agreement, by and among the Registrant, David A. Duffield and Aneel Bhusri	S-1/A	333-183640	October 1, 2012	10.11	
10.21	Credit Agreement, dated as of April 6, 2022, among Workday, certain subsidiaries of Workday, Bank of America, N.A., Wells Fargo Bank, National Association, and the other L/C Issuers and Lenders party thereto	8-K	001-35680	April 7, 2022	10.1	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act					X

97	Compensation Recovery Policy		X
101.INS	XBRL Instance Document - Instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document		X
101.SCH	Inline XBRL Taxonomy Extension Schema Document		X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document		X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document		X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document		X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document		X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)		X

†   Indicates a management contract or compensatory plan.

*   These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of Workday, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 6th day of March, 2026.

WORKDAY, INC.

/s/ Zane Rowe

Zane Rowe
Chief Financial Officer (Principal Financial Officer)

/s/ Mark Garfield

Mark Garfield
Chief Accounting Officer (Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zane Rowe or Richard H. Sauer, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Aneel Bhusri **Aneel Bhusri**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 6, 2026
/s/ Zane Rowe **Zane Rowe**	Chief Financial Officer *(Principal Financial Officer)*	March 6, 2026
/s/ Mark Garfield **Mark Garfield**	Chief Accounting Officer *(Principal Accounting Officer)*	March 6, 2026
/s/ Thomas F. Bogan **Thomas F. Bogan**	Director	March 6, 2026
/s/ Elizabeth Centoni **Elizabeth Centoni**	Director	March 6, 2026
/s/ Lynne M. Doughtie **Lynne M. Doughtie**	Director	March 6, 2026
/s/ Wayne A.I. Frederick, M.D **Wayne A.I. Frederick, M.D**	Director	March 6, 2026
/s/ Mark J. Hawkins **Mark J. Hawkins**	Director	March 6, 2026
/s/ Michael M. McNamara **Michael M. McNamara**	Director	March 6, 2026
/s/ Rhonda J. Morris **Rhonda J. Morris**	Director	March 6, 2026
/s/ Michael L. Speiser **Michael L. Speiser**	Director	March 6, 2026
/s/ George J. Still, Jr. **George J. Still, Jr.**	Director	March 6, 2026
/s/ Jerry Yang **Jerry Yang**	Director	March 6, 2026

